UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): June 20, 2021

PERSHING SQUARE TONTINE HOLDINGS, LTD.

(Exact name of registrant as specified in its charter)

Delaware	001-39396	83-0930174
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

787 Eleventh Avenue, Ninth Floor

New York, NY 10019

(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: (212) 813-3700

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☒	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Common Stock, par value $0.0001 per share	PSTH	New York Stock Exchange
Redeemable warrants, each whole warrant exercisable for one share of Class A Common Stock at an exercise price of $23.00	PSTH.WS	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry Into a Material Definitive Agreement.

Share Purchase Agreement

On June 20, 2021, Pershing Square Tontine Holdings, Ltd. (the “Company”), a Delaware corporation, and Vivendi S.E. (“Vivendi”), a corporation (société européenne) incorporated under the laws of France, entered into a Share Purchase Agreement (the “Share Purchase Agreement”), pursuant to which the Company will purchase from Vivendi a number of ordinary shares, par value €10 per share, representing approximately 10% of the share capital and voting rights, on a fully diluted basis, of Universal Music Group B.V. (“UMG”) (the “UMG Shares”), a private company with limited liability organized under the laws of the Netherlands, for a purchase price of $3,949,340,400.00. The transactions contemplated by the Share Purchase Agreement, the Offers (as defined herein) and related matters are referred to collectively as the “Transactions”.

The description of the Share Purchase Agreement contained in the Company’s Current Report on Form 8-K filed on June 21, 2021 is incorporated by reference herein, such description does not purport to be complete and it is qualified in its entirety by reference to the full text of the Share Purchase Agreement, which is included as Exhibit 2.1 and incorporated by reference herein.

Pershing Entities Letter

In connection with the Company’s entry into the Share Purchase Agreement, the Company, Pershing Square TH Sponsor, LLC (the “Sponsor”), the Company’s sponsor, funds affiliated with the Sponsor, and the Company’s independent directors entered into a letter agreement (the “Pershing Entities Letter”).

The description of the Pershing Entities Letter contained in the Company’s Current Report on Form 8-K filed on June 21, 2021 is incorporated by reference herein, such description does not purport to be complete and it is qualified in its entirety by reference to the full text of the Pershing Entities Letter, which is included as Exhibit 10.1 and incorporated by reference herein.

Registration Rights Agreement

On June 20, 2021, in connection with the Company and Vivendi’s entry into the Share Purchase Agreement, the Company, the Sponsor and UMG entered into a Registration Rights Agreement in order to provide for the filing of a registration statement with the SEC in respect of the distribution of UMG Shares (the “Distribution”), for purposes of the distribution of the UMG Shares to the Company’s stockholders and certain related matters.

The description of the Registration Rights Agreement contained in the Company’s Current Report on Form 8-K filed on June 21, 2021 is incorporated by reference herein, such description does not purport to be complete and it is qualified in its entirety by reference to the full text of the Registration Rights Agreement, which is included as Exhibit 10.2 and incorporated by reference herein.

Indemnification Agreement

On June 20, 2021, the Company and Vivendi entered into an Indemnification Agreement, pursuant to which the Company will provide a customary securities law indemnification to Vivendi and certain of if its affiliated persons in connection with the Distribution and the Offers.

The description of the Indemnification Agreement contained in the Company’s Current Report on Form 8-K filed on June 21, 2021 is incorporated by reference herein, such description does not purport to be complete and it is qualified in its entirety by reference to the full text of the Indemnification Agreement, which is included as Exhibit 10.3 and incorporated by reference herein.

The documents summarized and incorporated by reference in this Item 1.01 contain representations, warranties and covenants that the parties made to each other as of the dates of such documents or other specific dates. The assertions embodied in those representations, warranties and covenants were made for purposes of the contract among the parties and are subject to important qualifications and limitations agreed to by the parties in connection with negotiating the documents. These documents have been attached to provide investors with information regarding their terms and is not intended to provide any other factual information about the Company, Vivendi or UMG any of the other parties’ thereto, or any affiliates of the parties thereto.

In particular, the representations, warranties, covenants and agreements contained in the Share Purchase Agreement, which were made only for purposes of the Share Purchase Agreement and as of specific dates, were solely for the benefit of the parties to the Share Purchase Agreement, may be subject to limitations agreed upon by the contracting parties and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors and reports and documents filed with the SEC. Investors should not rely on the representations, warranties, covenants and agreements, or any descriptions thereof, as characterizations of the actual state of facts or condition of any party to the Share Purchase Agreement. In addition, the representations, warranties, covenants and agreements and other terms of the Share Purchase Agreement may be subject to subsequent waiver or modification. Moreover, information concerning the subject matter of the representations and warranties and other terms may change after the date of the Share Purchase Agreement, which subsequent information may or may not be fully reflected in the Company’s, Vivendi’s or UMG’s public disclosures.

Item 8.01. Other Events

On June 23, 2021 in connection with the announcement of the Transactions, the Company held an investor call to discuss the Transactions. This investor call also included an informational video about UMG produced for the Company’s stockholders and an investor presentation. The transcript of the informational video, the investor call and the investor presentation are attached as Exhibits 99.1, 99.2 and 99.3 respectively and are incorporated by reference herein.

The Company also provided additional disclosure regarding the Distribution, as set forth below:

Either on, or very shortly after, the date on which the Company completes the Share Purchase, the UMG Shares will be transferred into a trust (the “Liquidating Trust”).

Each holder of the Company’s Class A Common Stock as of the record date of the Distribution (the “Distribution Record Date”) will receive a non-transferable interest in the Liquidating Trust which will entitle them to their pro rata share of UMG Shares on the Distribution.

For those shareholders, this mechanic makes no difference to the number of UMG Shares they would have received if the Distribution Record Date were the same and the Company did not use the Liquidating Trust mechanic.

However, it allows the Company to simplify its balance sheet by removing the UMG Shares and therefore place it in a position to better pursue its next business combination

Additional Information and Where to Find It

This Current Report on Form 8-K does not constitute an offer to sell or buy or the solicitation of an offer to buy or sell any securities.

The proposed Transactions described in this Current Report on Form 8-K have not yet commenced, may proceed on materially different terms and may not occur at all. This Current Report on Form 8-K is for informational purposes only. This Current Report on Form 8-K is not a recommendation to buy, sell or exchange any securities, and it is neither an offer to purchase nor a solicitation of an offer to sell securities. The Offers will only be made pursuant to offers to purchase or exchange, letters of transmittal and related materials that will be filed with the applicable Schedule TO on the commencement date of each Offer. The Company’s shareholders and warrant holders should read those materials carefully because they will contain important information, including the various terms of, and conditions to, the Offers. The Company’s shareholders and warrant holders will be able to obtain free copies of those materials as well as the other documents that the Company and Special Purpose Rights Acquisition Company (“SPARC”) will be filing with the SEC, which will contain important information about the Company, SPARC, the Offers and the proposed Transactions, at the SEC’s website at www.sec.gov.

FORWARD-LOOKING STATEMENTS

This Current Report on Form 8-K contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed Transactions, including statements regarding the benefits of the Transactions, the anticipated timing of the proposed Transactions, the services offered by UMG and the markets in which it operates. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this release, including but not limited to: (i) the risk that the proposed Transactions may not be completed in a timely manner or at all, or may be completed on terms materially different from those described herein, which may adversely affect the price of the Company’s securities, (ii) the risk that the proposed Transactions may not be completed by the Company’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by the Company, (iii) the failure to satisfy the conditions to the consummation of any aspect of the proposed Transactions, (iv) the lack of a third party valuation in determining whether or not to pursue the proposed Transactions, (v) the occurrence of any event, change or other circumstance that could give rise to the proposed Transactions not occurring, (vi) the effect of the announcement or pendency of the proposed Transactions on UMG’s business relationships, performance, and business generally, (vii) the outcome of any legal proceedings that may be instituted against the Company, SPARC, Vivendi, UMG or their respective directors or officers related announcement of the proposed Transactions, (viii) the amount of the costs, fees, expenses and other charges related to the proposed Transactions, (ix) the ability to maintain the listing of the Company’s securities on NYSE or list on Nasdaq, (x) the price of the Company’s securities may be volatile due to a variety of factors which may also include changes in UMG’s business and operations and in performance across its competitors, changes in laws and regulations affecting UMG’s business and changes in its capital structure as a result of the proposed Transactions and its contemplated public listing, (xi) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed Transactions, and identify and realize additional opportunities, (xii) the number of shares of Class A Common Stock redeemed by the Company’s stockholders in the Redemption Tender Offer or the number of warrants exchanged and shares of Class A Common Stock issued in the Warrant Exchange Offer, (xiii) possible variances between the historical financial information UMG presents and its future financial statements, when they become available, (xiv) potential material differences between the terms of SPARC described herein and those ultimately offered to investors or the SEC failing to declare the registration statement in respect of SPARC’s securities effective or the NYSE or Nasdaq listing the securities or either the SEC or the applicable stock exchange imposing conditions that would prevent SPARC from operating in the manner intended and (xv) the impact of the global COVID-19 pandemic on any of the foregoing.

The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the registration statements for the Distribution and the SPARC rights offering that will be filed with the SEC in respect of the proposed Transactions. Those filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and the Company assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. The Company does not give any assurance that the Company will achieve its expectations or that the proposed Transactions will occur at all. The inclusion of any statement in this Current Report on Form 8-K does not constitute an admission by the Company or any other person that the events or circumstances described in such statement are material.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits. The following exhibits are filed with this Form 8-K:

Exhibit No.	Description of Exhibits

2.1	Share Purchase Agreement, dated June 20, 2021, by and between the Pershing Square Tontine Holdings, Ltd. and Vivendi S.E.

10.1	Pershing Entities Letter Agreement, dated June 20, 2021, by and among Pershing Square Tontine Holdings, Ltd, Pershing Square TH Sponsor, LLC, Pershing Square Holdings, Ltd., Pershing Square, L.P., Pershing Square International, Ltd., Lisa Gersh, Michael Ovitz, Jacqueline D. Reses and Joseph S. Steinberg

10.2	Registration Rights Agreement, dated June 20, 2021, by and among Pershing Square Tontine Holdings, Ltd, Pershing Square TH Sponsor, LLC , and Universal Music Group B.V.

10.3	Indemnification Agreement, dated June 20, 2021, by and between the Pershing Square Tontine Holdings, Ltd. and Vivendi S.E.

99.1	UMG Video Presentation Transcript, dated June 23, 2021

99.2	Investor Call Transcript, dated June 23, 2021

99.3	Investor Presentation, dated June 23, 2021

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

PERSHING SQUARE TONTINE HOLDINGS, LTD.

By:	/s/ William A. Ackman
	Name:	William A. Ackman
	Title:	Chief Executive Officer, Chairman of the Board of Directors

Dated: June 25, 2021

Exhibit 2.1

EXECUTION

SHARE PURCHASE AGREEMENT

dated as of June 20, 2021

among

VIVENDI S.E.

and

PERSHING SQUARE TONTINE HOLDINGS, LTD.

Table of content

1.	Definitions	2

1.1.	Definitions	2

1.2.	Other defined terms	8

2.	Other definitional and interpretative provisions	9

3.	Purchase and Sale	10

3.1.	Sale Shares	10

3.2.	Payment of Purchase Price	10

4.	Closing	10

5.	Closing actions and deliveries	11

6.	Leakage	12

7.	Withholding and transfer taxes	13

8.	Representations and warranties of Seller with respect to Seller	13

8.1.	Corporate Existence and Power	13

8.2.	Corporate Authorization	13

8.3.	Governmental Authorization	14

8.4.	Non contravention	14

8.5.	Ownership of the Sale Shares	14

8.6.	Litigation	14

8.7.	Insolvency	15

8.8.	Finders’ Fees	15

9.	Representations and Warranties of Seller with respect to Company and the Group Companies	15

9.1.	Corporate Existence and Power	15

9.2.	Corporate Authorization	15

9.3.	Governmental Authorization	15

9.4.	Non contravention	16

9.5.	Capitalization	16

9.6.	Locked Box Accounts	17

9.7.	Absence of Certain Changes	17

9.8.	Insolvency	17

9.9.	No other Representations or Warranties	17

10.	Representations and warranties of Buyer	18

10.1.	Corporate Existence and Power	18

10.2.	Corporate Authorization	18

10.3.	Governmental Authorization	18

10.4.	Non contravention	18

10.5.	Financing	19

10.6.	Purchase for Distribution	19

10.7.	Litigation	19

10.8.	Finders’ Fees	19

10.9.	Insolvency	19

10.10.	Buyer’s reliance	19

10.11.	No other Representations or Warranties	20

11.	Pre-Closing Covenants of Seller	20

11.1.	Conduct of the Group Companies	20

11.2.	Notices of Certain Events	21

11.3.	Access to information	22

11.4.	Cooperation regarding the HSR Filing	22

12.	Pre-Closing Covenants of Buyer	22

12.1.	Redemption TO and Warrants TO	22

13.	Pre-Closing Covenants of the Parties	24

13.1.	Public Announcements	24

14.	Conditions to Closing	24

14.1.	Conditions to Obligations of the Parties	24

14.2.	Conditions to Obligations of Buyer	24

14.3.	Conditions to Obligations of Seller	25

14.4.	Cooperation regarding the conditions to Closing	25

14.5.	No other conditions to Closing	25

15.	Post-Closing Covenants	26

15.1.	Distribution	26

15.2.	Amendment of the Company’s Articles of Association and other pre-Listing resolutions	26

16.	No survival	26

17.	Termination	27

17.1.	Grounds for Termination	27

17.2.	Effect of Termination	28

18.	Miscellaneous	28

18.1.	Notices	28

18.2.	Amendments and Waivers	29

18.3.	Expenses	29

18.4.	Non-Disclosure; Publicity	29

18.5.	Successors and Assigns; Third-Party Beneficiaries	30

18.6.	Governing Law; Jurisdiction	30

18.7.	Counterparts; Effectiveness	30

18.8.	Entire Agreement	31
18.9.	Severability	31
18.10.	Specific Performance	31
18.11.	Waiver	31

Schedule A	Group Companies
Schedule B	Indicative terms of the articles of association of UMG
Schedule C	Illustrative Bridge of the Company Enterprise Value to Equity Value
Schedule D	Separation Actions

SHARE PURCHASE AGREEMENT

THIS SHARE PURCHASE AGREEMENT (this “Agreement”) is made on June 20, 2021,

BETWEEN:

(1)

Vivendi S.E., a corporation (société européenne) incorporated under the laws of France and registered in the Paris Trade and Companies Register (RCS) under number 343 134 763, having its registered address at 42, avenue de Friedland, 75008 Paris, France (“Seller”), and

(2)

Pershing Square Tontine Holdings, Ltd., a corporation incorporated under the laws of Delaware, having its registered address at 787 Eleventh Avenue,9th Floor, NY, NY 10019, USA (“Buyer” and with Seller, collectively the “Parties” or individually a “Party”).

WHEREAS:

(A)

Seller, Buyer and Pershing Square TH Sponsor, LLC, a limited liability company incorporated under the laws of Delaware, having its registered address at 787 Eleventh Avenue,9th Floor, NY, NY 10019, USA (“Sponsor”) entered into discussions pursuant to which they intend to enter into this Agreement regarding the purchase, by Buyer of certain Sale Shares (as defined below) of Universal Music Group B.V. a private company with limited liability organized under the laws of the Netherlands, having its official seat in the municipality of Hilversum, the Netherlands and registered with the Dutch trade register under number 81106661 (“UMG” or the “Company”) from Seller.

(B)

It is contemplated that all the shares of UMG (including the Sale Shares) will be admitted to trading on the regulated markets of Euronext Amsterdam N.V. (the “Listing”) in connection with the distribution by Vivendi of up to 60% of the share capital of UMG to the shareholders of Vivendi (the “Vivendi Distribution”).

(C)

After the Listing and in accordance with Applicable Law, Buyer intends to distribute substantially all the Sale Shares to holders of its outstanding shares through a dividend in kind or similar transaction pursuant to a registration statement on Form F-1 of the Company or such other appropriate form of registration statement as may be required by the SEC (the “Distribution”).

(D)	As of the date hereof:

i.

UMG is the legal and beneficial owner of all of the issued and outstanding ordinary shares, par value US$0.01 per share, of the common stock of Universal Music Group, Inc., a corporation organized under the laws of Delaware (“UMGI”),

ii.

UMG is the legal and beneficial owner of all of the issued and outstanding ordinary shares, par value €1 per share, in the capital of Universal International Music B.V., a private company with limited liability organized under the laws of the Netherlands, having its official seat in the municipality of Hilversum, the Netherlands and registered with the Dutch trade register under number 31018439 (“UIM”),

iii.	UMG is the common holding company of UMGI, UIM and their respective direct and indirect Subsidiaries,

iv.	Seller is the legal and beneficial owner of 1,478,299,020 Ordinary Shares representing eighty percent (80%) of the issued and outstanding shares of, and voting rights in, UMG, and

v.

Concerto Investment B.V., a private company with limited liability organized under the laws of the Netherlands, having its official seat in the municipality of Amsterdam, the Netherlands and registered with the Dutch trade register under number 76380297 (“Concerto”) and Scherzo Investment B.V., a private company with limited liability organized under the laws of the Netherlands, having its official seat in the municipality of Amsterdam, the Netherlands and registered with the Dutch trade register under number 81139349 (“Scherzo”) are the legal and beneficial owners of 369,574,754 Ordinary Shares and 1 (one) Priority Share representing together twenty percent (20%) of the issued and outstanding shares of, and voting rights in, UMG.

(E)

Buyer was given access to the Data Room Information and has performed, with the assistance of its professional advisors, due diligence investigation with respect to the Group Companies and their respective businesses, operations, assets, liabilities and projected net cash flow until the expected Closing Date sufficient in its judgement to enter into this Agreement and perform its obligations hereunder.

(F)

With the assistance of its professional advisors, Buyer was invited to attend management presentations of the Group Companies, was given the opportunities to ask questions to the management of the Company, and has, to its satisfaction, received answers to its questions raised in relation with the Data Room Information.

(G)

Following the completion of the above-mentioned due diligence exercise, Buyer confirmed its decision to purchase the Sale Shares, with no warranty or claim other than legal warranties and those expressly provided for in this Agreement.

(H)

Seller confirmed in writing on the date hereof that Concerto, on June 17, 2021 (i) validly waived any and all rights under the Share Purchase Agreement dated December 31, 2019 (as amended on March 22, 2020 and January 23, 2021) entered into between Seller and Concerto (the “Concerto SPA”) and under the shareholders’ agreement entered into between UMG, Seller, Concerto and Scherzo on February 26, 2021 (the “SHA”) in connection with the sale of the Sale Shares from Seller to Buyer provided for in this Agreement and (ii) as the holder of the Priority Share, validly committed to approve the shareholders resolution of UMG regarding the transfer of the Sale Shares from Seller to Buyer provided for in this Agreement, in compliance with the articles of association of UMG.

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained herein, the Parties hereto agree as follows:

1.	DEFINITIONS

1.1.	Definitions

The following terms, as used herein, have the following meanings:

“Accountant” means PriceWaterhouseCoopers or such other firm of auditors of international standing to be agreed by Buyer and Seller within five (5) Business Days of a written notice by one to the other or, failing such agreement, to be selected by Buyer among three firms of auditors of international standing proposed by Seller (provided, that, such proposed firms must be independent from Seller, its Affiliates and the Group Companies).

“Action” means any charge, claim, action, litigation, complaint, petition, investigation, suit or other proceeding, whether administrative, civil, regulatory or criminal, whether at law or in equity or otherwise under any Applicable Law, before any arbitrator or Governmental Authority.

“Affiliate” means, with respect to any Person, any other Person who, as of the relevant time for which the determination of affiliation is being made, Controls, is Controlled by or is under common Control with such Person; provided no Group Company shall be deemed an Affiliate of Seller.

“Applicable Law” means, with respect to any Person, any transnational, domestic or foreign national, federal, state or local law (statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, order, injunction, judgment, decree, ruling or other similar requirement enacted, adopted, promulgated or applied by a Governmental Authority or relevant stock exchange that is binding upon or applicable to such Person or any of such Person’s assets, rights or properties.

“Balance Sheet” means the consolidated balance sheet of UIM, UMGI and their respective Subsidiaries as of December 31, 2020 that has been audited by the auditor of the Company.

“Business Day” means any day except a Saturday, Sunday or other day on which commercial banks in New York City, the State of Delaware, France or the Netherlands are required or authorized by Applicable Law to close.

“Contract” means any contract, agreement, indenture, note, bond, loan, instrument, lease, mortgage, franchise, license, commitment, purchase order, and other legally binding arrangement, whether written or oral.

“Control” (including, with correlative meanings, the terms “Controlling”, “Controlled by” and “under common Control with”), as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise. For purposes of this definition, a Person shall be deemed to Control another Person if such first Person, directly or indirectly, owns or holds more than 50% of the voting equity securities in, or of the managing member, general partner or managing partner of, such other Person, or if such first Person, directly or indirectly, controls, appoints or has the ability to appoint or elect a majority of board of directors, managing member, general partner, managing partner or other similar governing body or position of such other Person.

“Conversion Rate” means the fixed rate of 1.00 Euro for 1.200 US Dollars.

“Damages” means damage (vermogensschade) as referred to in Section 6:96 Dutch Civil Code, excluding lost profits (gederfde winst), lost opportunities, internal costs and other indirect or consequential damage, and shall be determined without giving effect to the method (including any multipliers, formulas or ratios) that Buyer used, directly or indirectly, for purposes of calculating the Purchase Price.

“Data Room Information” means the information and documents contained in the electronic data room hosted by Merrill Datasite under the code name “Roll 6” and maintained by Seller for the purpose of allowing Buyer and its Representatives to undertake due diligence in respect of the Group Companies (a download of which has, for evidentiary purposes, been made by Merrill Datasite in a ZIP file or on USB key and which has been delivered to the Parties’ legal counsels on or prior to the date hereof).

“Deed of Transfer” means the notarial deed of transfer in agreed form whereby Seller shall transfer the Sale Shares to Buyer and whereby Buyer shall accept the Sale Shares from Seller, to be executed on the Closing Date before the Notary in accordance with Applicable Law.

“Equity Securities” means, with respect to any Person, such Person’s capital stock (including free shares (actions gratuites)), membership interests, partnership interests, registered capital, joint venture or other ownership interests (including voting rights or rights to access profits or shareholders’ equity) or any options, warrants or other securities that are directly or indirectly convertible into, or exercisable or exchangeable for, such capital stock, membership interests, partnership interests, registered capital, joint venture or other ownership interests (including voting rights or rights to access profits or shareholders’ equity), whether or not such derivative securities are issued by such Person.

“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Fairly Disclosed” means accurately and fairly disclosed in or under this Agreement or in the Data Room Information, in such manner and in sufficient detail to enable a Person, by taking prima facie knowledge of the matter so disclosed, to make a reasonably informed assessment of the nature and scope of the concerned matter and its reasonably foreseeable consequences; provided that any reference to information or documents not disclosed themselves shall not be construed as Fairly Disclosed, with the exception of (i) Vivendi’s 2020 Annual Report – Universal Registration Document submitted to the French Autorité des Marchés Financiers on April 13, 2021 and available on Vivendi’s website and (ii) Vivendi’s presentation ‘Q1 2021 revenue release’ and related press release, dated April 22, 2021 available on Vivendi’s website under IP address: https://www.vivendi.com/wp-content/uploads/2021/04/Vivendi_Q1-2021-Revenues_ENG.pdf and https://www.vivendi.com/wp-content/uploads/2021/04/20210422_VIV_PR_Vivendi-revenues-Q1-2021.pdf and (iii) UMG’s Financial Results for 2018, 2019 and 2020 and first quarter 2021 available on Vivendi’s website under IP address: https://www.vivendi.com/en/shareholders-investors/financial-operations/.

“Governmental Authority” means (i) any transnational, domestic or foreign national, federal, regional, state, provincial, municipal or local government, including any political subdivision thereof; (ii) any governmental, regulatory or administrative authority, department, division, agency, body, board or commission; (iii) any public international organization (including any central bank, Tax or monetary authority); (iv) any instrumentality or officer acting in an official capacity on behalf of any of the foregoing; (v) any court, arbitral tribunal or committee exercising any executive, legislative, judicial, regulatory or administration functions of government; and (vi) any governing body of any securities exchange.

“Group Companies” means the companies listed on Schedule A attached hereto.

“HSR Act” means the U.S. Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“HSR Filing” means the filing to be made pursuant to the HSR Act.

“IFRS” means the international financial reporting standards then in effect, as promulgated by the International Accounting Standards Board.

“Indemnification Agreement” means the indemnification agreement of the date hereof among Buyer and Seller.

“knowledge” of any Person that is not an individual means the knowledge of any director or officer of such Person after reasonable inquiry.

“Leakage” means any of the following which occurs after the Locked-Box Date and on or before Closing Date:

(i)	any dividend, interim dividend, or other distribution (whether in cash or in kind) declared, paid or made by the Company;

(ii)

any other payment (redemption, repurchase, return of capital, repayment or otherwise) made by any Group Company to Seller and any of its Affiliates in respect of any share capital or other securities of any Group Company it owns;

(iii)	the payment of management, consulting, license, service or similar fees or royalties made by any Group Company to Seller and any of its Affiliates;

(iv)

the payment of fees and expenses made by any Group Company to any professional advisers (including fees or expenses for attorneys, accountants, investment bankers, brokers, finders, agent or similar intermediaries) appointed by Seller in connection with the sale and purchase of the Sale Shares;

(v)	any waiver, discount, forgiveness or release by any Group Company of any amount, debt or claim owed to that Group Company by Seller and any of its Affiliates;

(vi)	any assets transferred by or on behalf of any Group Company to Seller and any of its Affiliates;

(vii)	any Tax payable or incurred by any Group Company as a direct consequence of any of the matters set out in (i) to (vi) above; and

(viii)	the agreement or undertaking by any Group Company to do any of the matters set out in (i) to (vi) above;

but (i) excluding any Permitted Leakage and (ii) provided that Leakage shall be reduced by any effective tax savings (which correspond to the amount equal to the portion of the payments in respect of the items which is effectively deductible for Tax purposes multiplied by the Tax rate under Applicable Law and by the amount of VAT which is recoverable or can be set off by any Group Company in connection therewith).

“Lien” means, with respect to any property or asset, any mortgage, lien, pledge, charge, license, security interest, option, right of first refusal, right of pre-emption, encumbrance or other adverse claim or limitation on full ownership of any kind in respect of such property or asset, whether or not of record and whether by contract, unilateral understanding, administrative or court decisions or otherwise, as the context may require. For the purposes of this Agreement, a Person shall be deemed to own subject to a Lien any property or asset which it has acquired or holds subject to the interest of a vendor or lessor under any conditional sale agreement, capital lease or other title retention agreement relating to such property or asset.

“Locked-Box Date” means December 31, 2020.

“Notary” means M. G.C. van Eck or another civil law notary (notaris) (or such notary’s substitute) of Loyens & Loeff N.V. in the Netherlands.

“Notary Account” means the third party account (derdengeldenrekening) in the name of “Notarissen Loyens & Loeff Amsterdam inzake Derdengelden” with swift code ABNANL2A and IBAN NL56ABNA0547963513 at ABN AMRO Bank N.V., Rotterdam, the Netherlands.

“Notary Letter” means the notary letter in agreed form setting out the funds flow at Closing.

“Ordinary Shares” means the ordinary shares, par value €10 per share, of the Company.

“Permitted Leakage” means:

(i)	the payment by the Company to its shareholders of a dividend for an amount of 422,011,000 euros made on April 29, 2021;

(ii)

any monies paid, including VAT thereon, (a) to a director, employee or consultant of Seller or Seller and any of its Affiliates by way of director’s fees or benefits, employee remuneration or benefits, consultant’s fees or director’s, employee’s or consultant’s expenses, in each case paid in accordance with the terms of employment, appointment or consultancy provided in the ordinary course; or (b) for financial or tax advisory, monitoring, oversight, management (being specified for the avoidance of doubt that the payment of general management fees traditionally made to the Seller is terminated as of January 1st, 2021) or similar fees paid to Seller and any of its Affiliates in the ordinary course;

(iii)

any payments under any agreements entered into between any Group Company and Seller and any of its Affiliates (a) in the ordinary course consistent with past practice or (b) on arm’s length terms (or in respect of any financial asset, made with a price at least equal to the value defined in the bridge to equity procedure (as detailed in the Data Room Information)) as may be necessary for the purposes of the Separation;

(iv)	any payments, amounts and prospective payments of any nature that are specifically provided for in the Locked Box Accounts;

(v)	any interest on any intercompany debt owed by the Company, UIM, UMGI and their respective Subsidiaries to Seller in the ordinary course consistent with past practice;

(vi)	any matters undertaken at the written request of Buyer and acknowledged as Permitted Leakage;

(vii)	any payments to be made pursuant to this Agreement;

(viii)

any arm’s length payments made or to be made to Seller or its Affiliates in connection with the termination of agreements existing between the Company (or any Group Company) and Seller (or any Affiliates), to the extent such termination is necessary for the purposes of the Separation;

(ix)

any payment made or to be made as a result of the transfer of employees of Seller (or its Affiliates) to the Company in order to fill permanent positions within the Company (including monetary incentives benefiting such persons), as contemplated for the purposes of the Separation;

(x)	any taxation which arises or is incurred by any person in respect of any of the payments or matters envisaged in paragraphs (i) to (ix) above.

“Permitted Liens” means (i) Liens Fairly Disclosed on the Balance Sheet, (ii) Liens for Taxes not yet due and payable or being contested in good faith by appropriate proceedings (and for which adequate accruals or reserves have been established on the Balance Sheet in accordance with IFRS), (iii) Liens which do not materially detract from the value or materially interfere with any present or intended use of property or assets, (iv) Liens of carriers, warehousemen, mechanics, materialmen, repairmen and other similar common law or statutory Liens arising or incurred in the ordinary course of business consistent with past practice that are not delinquent or that are being contested in good faith by appropriate proceedings, (v) zoning, entitlement, building and other land use regulations imposed by any Governmental Authority and affecting real property (other than those which materially and adversely impact the present use of such real property by the Group Companies), (vi) easements, rights-of-way, servitudes and other similar restrictions affecting real property (other than those which materially and adversely impact the present use of such real property by the Group Companies), (vii) purchase money Liens or Liens arising under leases of personal property or equipment in favor of the owner thereof securing rental payments, (viii) Liens arising under worker’s compensation, unemployment insurance, social security, retirement and similar legislation incurred in the ordinary course of business consistent with past practice, and (ix) non-exclusive licenses of intellectual property rights granted in the ordinary course of business consistent with past practices.

“Person” means an individual, corporation, partnership, limited liability company, association, trust or other entity or organization, including a Governmental Authority.

“Priority Share” means the priority share, par value €10, of the Company.

“Purchase Price” means EURO 3,291,117,000, to be paid in USD at the Conversion Rate (i.e., U.S.$ 3,949,340,400.00). An illustrative bridge of the Company enterprise value (EV) to equity value calculated on the basis of the Data Room Information is set forth in Schedule C.

“Redemption TO” means the tender offer to be filed by Buyer pursuant to Article 12.1 (Redemption TO and Warrants TO) in accordance with U.S. federal securities laws and the rules and regulations of the SEC, to satisfy the redemption rights of holders of its Class A common stock.

“Registration Rights Agreement” means the registration rights agreement dated the date hereof among Buyer and the Company.

“Related Party Transaction” means any transaction, agreement or arrangement (including any termination, enforcement, waiver, renewal or extension, or modification of the terms, of any such transaction, agreement or arrangement, in each case, where such termination, enforcement, waiver, renewal, extension or modification involves the taking of any action, exercise of any right or making of any election by any Group Company) between any Group Company, on the one hand, and Seller, any of its Affiliates or any of its and their Representatives, on the other hand.

“Representatives” means, with respect to any Person, the directors, officers, managers, employees, shareholders, members, partners, agents, counsel, auditors, accountants, investment advisers or other authorized representatives of such Person.

“Securities Act” means the U.S. Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Separation” means the indicative list of actions set forth in Schedule D to be taken or implemented by Seller, its Affiliates and the Group Companies to effectuate the separation of the Group Companies from the Seller group in view of the Listing (such list will be deemed to have also included on the date hereof any updates notified to Buyer before Closing, to the extent such updates reflect arm’s length actions undertaken in furtherance of the separation and/or the Listing).

“Sponsor Funds” means, together, Pershing Square Holdings, Ltd., Pershing Square, L.P. and Pershing Square International, Ltd.

“Sponsor Funds Commitment” means the Sponsor Funds’ commitment dated as of the date hereof among Seller and the Sponsor Funds.

“Subsidiary” means, with respect to any Person, any entity which is Controlled by such Person.

“Tax” means any tax, social or labor charge, governmental fee or other like assessment or charge of any kind whatsoever (including, but not limited to, withholding on amounts paid to or by any Person and any payments required to be made to any state abandoned property administrator or other public official pursuant to an abandoned property, escheat or similar law) imposed in any jurisdiction, together with any interest, penalty, addition to tax or additional amount, and any liability for any of the foregoing as transferee, by Contract or otherwise.

“Tax Return” means any Tax return, statement, report, election, declaration, disclosure, schedule or form (including any estimated tax or information return or report) filed or required to be filed with any Governmental Authority responsible for the imposition or collection of any Tax by or on behalf of any Group Company.

“Transaction Documents” means this Agreement, the Deed of Transfer, the Notary Letter, the Indemnification Agreement, the Registration Rights Agreement and the Sponsor Funds Commitment, and any other agreements, documents or certificates delivered pursuant hereto or thereto.

“Transactions” means the transactions contemplated by this Agreement and by the other Transaction Documents.

“Transfer” means, with respect to any Equity Securities, (i) when used as a verb, to sell, assign, dispose of, exchange, charge, pledge, encumber, hypothecate or otherwise grant security interest (however described) or otherwise transfer such Equity Securities or any participation or interest in any of the foregoing, whether directly or indirectly (including pursuant to any instrument or other securities convertible into or exchangeable for Equity Securities or any derivative transaction), or agree or commit to do any of the foregoing and (ii) when used as a noun, a direct or indirect sale, assignment, disposition, exchange, charge, pledge, encumbrance, hypothecation or otherwise grant of security interest (however described) or other transfer of such Equity Securities or any participation or interest in any of the foregoing or any agreement or commitment to do any of the foregoing.

“Transfer Tax” means any transfer, documentary, sales, use, stamp, registration or other similar Tax (including any penalties and interest, and the cost of preparing and filing Tax Returns, in respect thereto) arising in connection with the transactions contemplated by this Agreement.

“Warrants TO” means the tender offer to be filed by Buyer pursuant to Article 12.1 (Redemption TO and Warrants TO) in accordance with U.S. federal securities laws and the rules and regulations of the SEC, to provide holders of its outstanding public warrants the ability to participate in the Transactions.

1.2.	Other defined terms

Each of the following terms is defined in the Article set forth opposite such term:

Term	Article
Agreement	Preamble
Buyer	Preamble
Closing	4
Closing Date	4
Closing Condition Satisfaction	4
Company	Recitals
Concerto	Recitals
Concerto SPA	Recitals
Distribution	Recitals
Enforceability Exceptions	8.2
Leakage Certificate	6(b)
Leakage Objection Deadline	6(e)
Listing	Recitals
Locked Box Accounts	9.6
Long-Stop Date	17.1(b)
Non-Disclosure Agreement	18.8
Objection Notice	6(f)

Offer Documents	12.1(b)
Party(ies)	Preamble
Scherzo	Recitals
Sale Shares	3.1
Schedule TO	12.1(b)
SEC	15.1
Seller	Preamble
SHA	Recitals
Sponsor	Recitals
UIM	Recitals
UMGI	Recitals
UMG	Recitals
Vivendi Distribution	Recitals
Terminating Covenants	16

2.	OTHER DEFINITIONAL AND INTERPRETATIVE PROVISIONS

In this Agreement, unless otherwise specified:

(a)	The words “hereof”, “herein” and “hereunder” and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement.

(b)	The captions herein are included for convenience of reference only and shall be ignored in the construction or interpretation hereof.

(c)

References to Articles, Sections, Exhibits and Schedules are to Articles, Sections, Exhibits and Schedules of this Agreement unless otherwise specified. All Exhibits and Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein. Any capitalized terms used in any Exhibit or Schedule but not otherwise defined therein, shall have the meaning as defined in this Agreement.

(d)	Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular, unless the context otherwise requires.

(e)

Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”, whether or not they are in fact followed by those words or words of like import.

(f)	“Writing”, “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form.

(g)

References to any law include any rules and regulations promulgated thereunder. References to any agreement or contract are to that agreement or contract as amended, modified or supplemented from time to time in accordance with the terms hereof and thereof; provided that with respect to any agreement or contract listed on any schedules hereto, all such amendments, modifications or supplements must also be listed in the appropriate schedule. References to any Person include the successors and permitted assigns of that Person. References from or through any date mean, unless otherwise specified, from and including or through and including, respectively. References to “law”, “laws” or to a particular statute or law shall be deemed also to include any and all Applicable Law. References to “$”, “U.S. Dollars”, “US dollars”, “USD” or “dollars” are to the currency of the United States of America. References to “€”, “EUR” or “Euro” are to the currency of the European Union. References to “reasonable best efforts” or wording of a similar nature shall be deemed to refer to all efforts that, in light of all relevant circumstances and contractual obligations, can reasonably be expected of the person obligated to use best efforts, without such person being required to incur any disproportionate or unreasonable liability, costs and expenses.

(h)

The Parties have participated jointly in the negotiation and drafting of this Agreement and each has been represented by counsel of its choosing and, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as jointly drafted by the Parties and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provision of this Agreement.

The Parties agree that for any payment to be made under this Agreement and when a conversion from Euro to USD is necessary, the Conversion Rate shall be applicable.

3.	PURCHASE AND SALE

3.1.	Sale Shares

Upon the terms and subject to the conditions of this Agreement, Seller hereby sells and agrees to transfer to Buyer, and Buyer hereby purchases and agrees to accept from Seller, a number of Ordinary Shares representing upon Closing 10% of the share capital and voting rights of the Company (minus one share) on a fully diluted basis (the “Sale Shares”), free and clear of any Liens, and together with all rights attached to such Sale Shares, for an aggregate amount equal to the Purchase Price. The Purchase Price shall not be subject to any post-Closing adjustment.

3.2.	Payment of Purchase Price

The Purchase Price shall be paid in such manner as provided in Article 5 (Closing actions and deliveries). The Purchase Price is payable in U.S. Dollars, after converting its EURO figure into USD at the Conversion Rate.

4.	CLOSING

Subject to (i) satisfaction or, to the extent possible, waiver by the Party or Parties entitled to the benefit of the conditions set forth in Article 14 (Conditions to Closing) (other than conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or, to the extent permissible, waiver of those conditions at the Closing) (the “Closing Condition Satisfaction”), and (ii) this Agreement not having been previously terminated pursuant to Article 17 (Termination), the transfer of the Sale Shares hereunder (the “Closing”) shall take place at the offices of Loyens & Loeff N.V. at Parnassusweg 300, 1081 LC Amsterdam or Blaak 31, 3011 GA Rotterdam, the Netherlands through the execution of the Deed of Transfer, on a date (the “Closing Date”) on the earlier of:

(a)	the fifth (5th) Business Day following the Closing Condition Satisfaction, being however expressly agreed that the Closing Date shall not, in any case, be earlier than July 5th, 2021;

(b)	the Long-Stop Date; or

(c)	at such other time or place as Buyer and Seller may agree.

5.	CLOSING ACTIONS AND DELIVERIES

At least three (3) Business Days prior to the Closing Date, Seller and Buyer shall enter into the Notary Letter with the Notary. On the Closing Date, prior to or at the Closing, each Party hereto shall do, or procure to be done, the following actions:

(a)

transfer by Buyer of an amount equal to the Purchase Price to the Notary Account, which amount must be credited to the Notary Account no later than 10:00 AM Central European Time on the Closing Date and with value on the Closing Date and shall be held by the Notary in accordance with the Notary Letter;

(b)	delivery by Seller of the shareholders register of the Company to the Notary;

(c)	delivery by Seller of a shareholders resolution of the Company regarding the transfer restrictions as mentioned in the articles of association of the Company;

(d)	delivery by Seller of the Leakage Certificate;

(e)	delivery by Buyer of evidence of its adherence as a party to the existing shareholders’ agreement entered into between the Company, Seller, Concerto and Scherzo on February 26, 2021;

(f)

such action and execution of such documents (e.g. powers of attorney duly executed on behalf of Seller, the Company and Buyer respectively, as and where required by the Notary, legalized and apostilled, confirmations on the authority of the signatories of the aforementioned powers of attorney and corporate resolutions) as shall be required for the execution of the Deed of Transfer as contemplated by the Notary Letter;

(g)

execution of the Deed of Transfer by the Notary in accordance with the Notary Letter, whereby Seller shall cause the Company to acknowledge the transfer of the Sale Shares on the Closing Date by co-signing the Deed of Transfer;

(h)

delivery by Buyer of a certificate signed by an authorized officer or director of Buyer dated the Closing Date certifying that, after giving effect to the Redemption TO and payment of the Purchase Price, Buyer shall have USD 1.00 billion of cash and marketable securities (as defined under U.S. GAAP), in the aggregate.

Each of the actions carried out at the Closing pursuant to this Article shall be deemed to take place simultaneously, provided that, for practical reasons the Closing shall take place in the sequence set out above. Accordingly, each of the actions to be carried out at the Closing shall be deemed to have been carried out subject to the condition precedent that each of the other actions required to be carried out at the Closing Date pursuant to this Article shall have actually been carried out and the Closing shall not have occurred until all such actions have been carried out.

The amounts paid into the Notary Account pursuant to this Article 5(a) shall be paid out in accordance with the Notary Letter.

If at any time before or after the Closing, Buyer and Seller reasonably believes or is advised that any further instruments, deeds, assignments or assurances are reasonably necessary or desirable to consummate the Transactions or to carry out the purposes and intent of this Agreement at or after the Closing, then, subject to the terms and conditions of this Agreement, Buyer, Seller and the Company and their respective officers and directors or managers shall execute and deliver all such proper instruments, deeds, assignments or assurances and do all other things reasonably necessary or desirable to consummate the Transactions and to carry out the purposes and intent of this Agreement.

6.	LEAKAGE

(a)

Seller warrants to Buyer that there has been no Leakage between the Locked-Box Date and the date of this Agreement and procures that there will be no Leakage between the date of this Agreement and the Closing Date (included).

(b)

Seller shall on the Closing Date deliver to Buyer a Leakage certificate, signed by an authorized officer or director of Seller, dated the Closing Date (the “Leakage Certificate”), certifying that as at the Closing Date, other than as may be indicated in the Leakage Certificate, there has been no Leakage (for the avoidance of doubt other than Permitted Leakage) between the Locked-Box Date and the Closing Date or, to the extent there has been any Leakage between the Locked-Box Date and the Closing Date, certifying the nature, amount and beneficiary of such Leakage.

(c)

Seller undertakes that it shall pay to the relevant Group Company(ies) that has(ve) suffered the Leakage, on the Closing Date or, if impracticable to do so, within ten (10) Business Days thereafter, a sum equal to the value or amount of any such Leakage (other than a Permitted Leakage), in the currency in which such Leakage occurred, to put the Group Company(ies) into the position such Group Company(ies) would have been in had no Leakage occurred. For the avoidance of doubt, if any Taxes are imposed on such sum, then the sum payable by Seller shall be increased as necessary so that after such Taxes have been imposed (including such Taxes imposed on the additional sums payable pursuant to this sentence) and after taking into account any applicable tax deduction, the relevant Group Company receives an amount equal to the sum it would have received had no Taxes been imposed. For the avoidance of doubt, the intention of this provision is to put the Company in, to the maximum extent possible, the position in which it would have been had no Leakage occurred.

(d)	For the avoidance of doubt, Seller shall not be liable to pay any sum in respect of any Permitted Leakage.

(e)

Seller shall not have any liability for any claim under this Article unless such claim has been notified by Buyer to Seller in writing one (1) month after the date on which the audited consolidated accounts as of June 30, 2021 of the Company (including all related notes or schedules) have been delivered in writing to Buyer (the “Leakage Objection Deadline”). Seller shall furnish, or cause to be furnished, as promptly as practicable after their availability, in writing to Buyer the audited consolidated accounts as of June 30, 2021 of the Company (including all related notes or schedules). For the avoidance of doubt, the delivery by Seller of the Leakage Certificate does not constitute a limitation of the liability of Seller under this Agreement.

(f)

If Buyer becomes aware of the fact that any Leakage was not notified by Seller, or disagrees with Seller’s calculation of the amount of the Leakage set out in a Leakage Certificate, Buyer may notice or object to Seller by sending a notice in writing to Seller setting forth in reasonable detail the basis for such notice or objection (the “Objection Notice”). If an Objection Notice has been delivered to Seller on or prior to the Leakage Objection Deadline, Buyer and Seller shall negotiate in good faith to resolve the disagreement over the amount of Leakage. In furtherance of the foregoing, Buyer shall have access to information regarding the Group Companies in accordance with Article 11.3 (Access to Information). If they fail to agree on the amount of the Leakage within thirty (30) calendar days after delivery to Seller of the Objection Notice, either party may refer the final determination to the Accountant. The Parties shall within thirty (30) calendar days after such referral submit the statements of their respective positions in writing to the Accountant. The Accountant shall determine the further procedural rules at its discretion. The Accountant shall then, acting as an expert and not as an arbitrator, finally determine the amount (if any) of Leakage as promptly as possible and in any event within thirty (30) calendar days after receipt of the Parties’ respective statements in accordance with this Agreement, and shall notify its conclusions (including the basis for such conclusions in reasonable detail) for the amount (if any) of Leakage in writing to each of Buyer and Seller. The determination of the Accountant shall be final and conclusive and binding on the Parties (absent fraud or manifest error) and Seller shall pay such amount, if any, to the relevant Group Company(ies) promptly but in any event within ten (10) Business Days of receipt of the Accountant’s final determination. The Parties shall fully cooperate with the Accountant and comply with its reasonable requests made in connection with the performance of its duties contemplated by this Agreement (including furnishing such working papers and other documents and information as the Accountant may reasonably request). The fees of the Accountant shall be paid by Seller if the amount determined by the Accountant is higher than the amount of Leakage set forth by Seller in the Leakage Certificate and Buyer otherwise.

7.	WITHHOLDING AND TRANSFER TAXES

Notwithstanding any provision contained herein to the contrary, Buyer and its Affiliates shall be entitled to deduct and withhold from any amount payable pursuant to this Agreement any amounts required to be deducted or withheld with respect to the making of such payment under any provision of any Applicable Law. If any amounts are so deducted or withheld and remitted to the appropriate Governmental Authority, such amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction or withholding was made.

Any Transfer Taxes incurred with respect to the sale of the Sale Shares shall be paid by Seller, the Company or Buyer in accordance with the requirements of Applicable Law, and Seller, the Company or Buyer, as applicable, shall, at its own expense, file all necessary Tax Returns with respect to all such Transfer Taxes.

8.	REPRESENTATIONS AND WARRANTIES OF SELLER WITH RESPECT TO SELLER

Seller represents and warrants to Buyer as of the date hereof and as of the Closing Date that:

8.1.	Corporate Existence and Power

Seller is duly organized, validly existing and in good standing under the laws of its jurisdiction of organization.

8.2.	Corporate Authorization

The execution, delivery and performance by Seller of this Agreement and each other Transaction Document to which it is or will be a party and the consummation of the transactions contemplated hereby and thereby, are within Seller’s corporate powers, and have been duly authorized by all necessary corporate action on the part of Seller.

This Agreement and each other Transaction Document to which Seller is or will be a party have been, or when executed and delivered by Seller, will be, duly executed and delivered by Seller, and assuming due and valid execution and delivery by each of the other Parties hereto and thereto, this Agreement and each other Transaction Document to which Seller is or will be a party constitute, or will constitute when so executed and delivered, a valid and binding agreement of Seller enforceable against Seller in accordance with its terms (subject to applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws affecting creditors’ rights generally and general principles of equity (collectively, the “Enforceability Exceptions”)).

8.3.	Governmental Authorization

The execution, delivery and performance by Seller of this Agreement and each other Transaction Document to which it is or will be a party, and the consummation by Seller of the transactions contemplated hereby and thereby, require no action by or in respect of, or filing with, any Governmental Authority, other than the HSR Filing and any other actions or filings the absence of which would not reasonably be expected to materially impair Seller’s ability to perform or comply with its obligations under this Agreement and each other Transaction Document to which Seller is or will be a party.

8.4.	Non contravention

The execution, delivery and performance by Seller of this Agreement, and each other Transaction Document to which it is or will be a party, the consummation by Seller of the transactions contemplated hereby and thereby, and the performance by Seller of its obligations hereunder and thereunder, do not and will not:

(a)	violate the organizational documents of Seller,

(b)	assuming compliance with the matters referred to in Article 8.3 (Governmental Authorization), violate any Applicable Law,

(c)

require any consent or other action by any Person under, constitute a default or an event that, with or without notice or lapse of time or both, would constitute a default under, or give rise to any right of termination, cancellation or acceleration of any right or obligation of Seller or to a loss of any benefit to which Seller is entitled under any provision of any agreement or other instrument binding upon Seller, or

(d)	result in the creation or imposition of any Lien on any asset of Seller, other than Permitted Liens, or

(e)

except as would not, individually or in the aggregate, in the case of clauses (b) through (d), reasonably be expected to materially impair Seller’s ability to perform or comply with its obligations under this Agreement and each other Transaction Document to which Seller is or will be a party or to consummate the Transactions.

8.5.	Ownership of the Sale Shares

Seller is the sole valid legal and beneficial owner of the Sale Shares and will be as of immediately prior to the Closing the sole valid legal and beneficial owner of the Sale Shares, in each case free and clear of any Lien other than Liens imposed by applicable securities laws and the Transaction Documents, and will transfer and deliver to Buyer at the Closing the Sale Shares free and clear of any Lien other than Liens imposed by applicable securities laws and the Transaction Documents. The Sale Shares have been duly authorized and validly issued and are fully paid up.

Seller is not a party to any option, warrant, purchase right, right of first refusal, call, put or other agreement (other than this Agreement) that could require Seller to sell, transfer or otherwise dispose of any Sale Shares.

8.6.	Litigation

There is no Action pending against, or to the knowledge of Seller, threatened against, Seller or any of its properties before (or, in the case of threatened Actions, would be before) any Governmental Authority which, individually or in the aggregate, would reasonably be expected to materially impair Seller’s ability to perform or comply with its obligations under this Agreement or any other Transaction Document to which Seller is or will be a party, or to consummate the transactions required to be effected by Seller as contemplated hereby or thereby or in any manner challenges or seeks to prevent, enjoin, alter or materially delay the transactions contemplated by this Agreement or any other Transaction Document to which Seller is or will be a party.

8.7.	Insolvency

Seller is able to pay its debts as they become due and has sufficient capital to carry on its business as it is currently conducted.

8.8.	Finders’ Fees

There is no investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of Seller or any of its Affiliates who is entitled to any fee or commission from any Group Company in connection with the Transactions.

9.	REPRESENTATIONS AND WARRANTIES OF SELLER WITH RESPECT TO COMPANY AND THE GROUP COMPANIES

Except as Fairly Disclosed, Seller represents and warrants to Buyer as of the date hereof and as of the Closing Date that:

9.1.	Corporate Existence and Power

Each of the Group Companies is duly organized, validly existing and in good standing (to the extent such concept exists under the relevant Applicable Law) under the laws of its jurisdiction of organization and has all corporate powers and authority to own, lease and operate its properties and to carry on its business as now conducted. Each of the Group Companies is duly qualified to do business as a foreign corporation and is in good standing (to the extent such concept exists under the relevant Applicable Law) in each jurisdiction where such qualification is necessary, except for those jurisdictions where failure to be so qualified would not reasonably be expected to have, individually or in the aggregate, a material adverse effect. No Group Company is in violation of any of the provisions of its organizational documents.

9.2.	Corporate Authorization

The execution, delivery and performance by the Company of any Transaction Document to which it is or will be a party and the consummation of the transactions contemplated thereby are within the Company’s corporate powers and have been or will be, prior to the execution of such Transaction Document, duly authorized by all necessary corporate action on the part of the Company. Each Transaction Document to which the Company is or will be a party has been, or when executed and delivered by the Company, will be, duly executed and delivered by the Company, and assuming due and valid execution and delivery by each of the other Parties thereto, each Transaction Document to which the Company is or will be a party constitutes, or will constitute when so executed and delivered, a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms (subject to the Enforceability Exceptions).

9.3.	Governmental Authorization

The execution, delivery and performance by the Company of each of the Transaction Documents to which it is or will be a party, and the consummation by the Company of the transactions contemplated thereby require no action by or in respect of, or filing with, any Governmental Authority, other than the HSR Filing and any other actions or filings the absence of which would not reasonably be expected to have, individually or in the aggregate, a material adverse effect.

9.4.	Non contravention

Concerto, as the holder of the Priority Share, having committed to approve the shareholders resolution of the Company regarding the transfer of the Sale Shares from Seller to Buyer in compliance with the articles of association of the Company as referred to in Article 5(c), the execution, delivery and performance by the Company of the Transaction Documents to which it is or will be a party and the consummation by the Company of the transactions contemplated thereby, and the performance by the Company of its obligations hereunder and thereunder, do not and will not:

(a)	violate the organizational documents of any Group Company,

(b)	assuming compliance with the matters referred to in Article 9.3 (Governmental Authorization), violate any Applicable Law,

(c)

require any consent or other action by any Person under, constitute a default or an event that, with or without notice or lapse of time or both, would constitute a default under, or give rise to any right of termination, cancellation or acceleration of any right or obligation of any Group Company or to a loss of any benefit to which any Group Company is entitled under any provision of any Contract binding upon any Group Company, or

(d)	result in the creation or imposition of any Lien on any asset of any Group Company, other than Permitted Liens,

(e)	except as would not reasonably be expected to be, individually or in the aggregate, in the case of clauses (b) through (d), material to the Group Companies, taken as a whole.

9.5.	Capitalization

The Sale Shares will represent ten percent (10%) minus one share (giving effect to rounding if applicable) of the share capital of the Company on a fully-diluted basis as of the Closing Date. The capitalization of each Group Company, as it was on the date of such disclosure, has been Fairly Disclosed and there are no other authorized, issued or outstanding Equity Securities of each such Group Company (including, for the avoidance of doubt, any preferred or priority share).

Except (i) as contemplated by the relevant organizational documents of Seller, Concerto, Scherzo and any of their respective Affiliates or Applicable Law, (ii) for the call option granted to Tencent Music Entertainment to acquire a minority share capital of UMG’s subsidiary housing its Greater China operations, and (iii) for the right for Vivendi to transfer shares of UMG to Compagnie de l’Odet, a corporation (société européenne) incorporated under the laws of France and registered in the Quimper Trade and Companies Register (RCS) under number 056 801 046, having its registered office in Odet, 29500 Ergué-Gabéric, France, at the fair market value prior to the Listing, and the right for Compagnie de l’Odet to transfer part of those shares in UMG acquired from Vivendi to one of its Affiliates, none of Seller, Concerto, Scherzo and any of their respective Affiliates or any other Person benefits from any preemptive rights, rights of first offer or refusal, options or other commitments or rights of any kind, to acquire or subscribe any Equity Securities or substantially all of the assets (including, without limitation, intellectual property rights) in any geography of the Company or any Group Company.

9.6.	Locked Box Accounts

The audited consolidated accounts as of December 31, 2020 of UIM, UMGI and their respective Subsidiaries (including all related notes or schedules) (the “Locked Box Accounts”) present a true and fair view, in all material respects, of the consolidated financial position of UIM and UMGI and their respective Subsidiaries as of the date thereof and their consolidated results of operations, changes in shareholders’ equity and cash flows for the period shown. The Locked Box Accounts have been prepared in accordance with IFRS applied on a consistent basis, except as set forth in the notes thereto.

9.7.	Absence of Certain Changes

Exception made to operations performed for the purposes of the contribution, by Seller, Concerto and Scherzo, of their respective ownerships of UMGI and UIM in UMG completed on February 26, 2021, or in furtherance of the Listing and/or the Separation, since the Locked-Box Date and until the date hereof, (i) the business of the Group Companies has been conducted in the ordinary course consistent with past practices and there has not been any event, occurrence, development or state of circumstances or facts that has had or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the Group Companies, taken as a whole, (ii) no Group Company has granted any security, indemnity, guarantee or lien to the benefit of Seller or any of its Affiliates; and (iii) there has not been any action taken by any Group Company that, if taken during the period from the date of this Agreement through the Closing Date without Buyer’s consent, would constitute a breach of Article 11.1 (Conduct of the Group Companies).

9.8.	Insolvency

Each of the Company, UMG Inc. and UIM BV is able to pay its debts as they become due, owns property which has a fair saleable value greater than the amounts required to pay its debts and has sufficient capital to carry on its business as it is currently conducted.

9.9.	No other Representations or Warranties

EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES EXPRESSLY MADE BY SELLER IN THIS AGREEMENT OR ANY OTHER TRANSACTION DOCUMENT, NO SELLER, GROUP COMPANY OR AFFILIATE THEREOF NOR ANY OTHER PERSON MAKES ANY REPRESENTATION OR WARRANTY WITH RESPECT TO SELLER, THE GROUP COMPANIES OR ANY OTHER PERSON OR THEIR RESPECTIVE BUSINESSES, OPERATIONS, ASSETS, LIABILITIES, CONDITION (FINANCIAL OR OTHERWISE) OR PROSPECTS, NOTWITHSTANDING THE DELIVERY OR DISCLOSURE TO BUYER OR ANY OF ITS AFFILIATES OR REPRESENTATIVES OF ANY DOCUMENTATION, FORECASTS, PROJECTIONS OR OTHER INFORMATION WITH RESPECT TO ANY ONE OR MORE OF THE FOREGOING. EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES EXPRESSLY MADE BY SELLER IN THIS AGREEMENT OR ANY OTHER TRANSACTION DOCUMENT, ALL OTHER REPRESENTATIONS AND WARRANTIES, WHETHER EXPRESS OR IMPLIED, ARE EXPRESSLY DISCLAIMED BY SELLER. NOTWITHSTANDING THE FOREGOING, NOTHING HEREIN SHALL OPERATE AS A WAIVER OF CLAIMS OF FRAUD.

IN ANY CASE, THE LIABILITY OF SELLER SHALL NOT EXCEED THE AMOUNT OF THE PURCHASE PRICE.

10.	REPRESENTATIONS AND WARRANTIES OF BUYER

Buyer represents and warrants to Seller as of the date hereof and as of the Closing Date that:

10.1.	Corporate Existence and Power

Buyer is duly organized, validly existing and in good standing under the laws of its jurisdiction of organization.

10.2.	Corporate Authorization

The execution, delivery and performance by Buyer of this Agreement and each other Transaction Document to which it is or will be a party and the consummation of the Transactions contemplated hereby and thereby are within the corporate powers of Buyer and have been duly authorized by all necessary corporate action on the part of Buyer.

This Agreement and each other Transaction Document to which Buyer is or will be a party have been, or when executed and delivered by Buyer, will be, duly executed and delivered by Buyer, and assuming due and valid execution and delivery by each of the other Parties hereto and thereto, this Agreement and each other Transaction Document to which Buyer is or will be a party constitute, or will constitute when so executed and delivered, a valid and binding agreement of Buyer enforceable against Buyer in accordance with its terms (subject to the Enforceability Exceptions).

10.3.	Governmental Authorization

The execution, delivery and performance by Buyer of this Agreement and each other Transaction Document to which it is or will be a party, and the consummation by Buyer of the transactions contemplated hereby and thereby, require no action by or in respect of, or filing with, any Governmental Authority other than the HSR Filing and any other actions or filings the absence of which would not reasonably be expected to materially impair the ability of Buyer to perform or comply with its obligations under this Agreement and each other Transaction Document to which Buyer is or will be a party or to consummate the transactions contemplated hereby and thereby.

10.4.	Non contravention

The execution, delivery and performance by Buyer of this Agreement, and the consummation by Buyer of the Transactions contemplated hereby, do not and will not

(a)	violate the organizational documents of Buyer,

(b)	assuming compliance with the matters referred to in Article 10.3 (Governmental Authorization), violate any Applicable Law,

(c)

require any consent or other action by any Person under, constitute a default or an event that, with or without notice or lapse of time or both, would constitute a default under, or give rise to any right of termination, cancellation or acceleration of any right or obligation of Buyer or to a loss of any benefit to which Buyer is entitled under any provision of any agreement or other instrument binding upon Buyer,

(d)	result in the creation or imposition of any Lien on any asset of Buyer, with such exceptions, or

(e)

in the case of each of clauses (b) through (d) above, as would not reasonably be expected to materially impair the ability of Buyer to perform or comply with its obligations under this Agreement and each other Transaction Document to which Buyer is or will be a party or to consummate the transactions contemplated hereby and thereby.

10.5.	Financing

Subject to the rights of redemption of Buyer’s shareholders under Buyer’s organizational documents in connection with Buyer’s initial business combination, Buyer has, or will have, prior to the Closing, sufficient cash, available lines of credit or other sources of immediately available funds to enable it to make payment of the Purchase Price.

10.6.	Purchase for Distribution

Buyer acknowledges that the Sale Shares must be held indefinitely unless the sale or distribution thereof is subsequently registered under the Securities Act or an exemption from such registration is available, such as a SEC-registered Distribution pursuant to Article 15.1 (Distribution) or another registration made pursuant to the Registration Rights Agreement. Buyer (either alone or together with its advisors) has sufficient knowledge and experience in financial and business matters so as to be capable of evaluating the merits and risks of the Transactions and is capable of bearing the economic risks of such Transaction.

10.7.	Litigation

There is no Action pending against, or to the knowledge of Buyer threatened against, Buyer before any Governmental Authority which in any manner challenges or seeks to prevent, enjoin, alter or materially delay the transactions contemplated by this Agreement.

10.8.	Finders’ Fees

There is no investment banker, broker, finder or other intermediary which has been retained by or is authorized to act on behalf of Buyer or any of their Affiliates who might be entitled to any fee or commission in connection with the transactions contemplated by this Agreement other than those that will be paid by Buyer.

10.9.	Insolvency

Buyer is able to pay its debts as they become due, owns property which has a fair saleable value greater than the amounts required to pay its debts and has sufficient capital to carry on its business as it is currently conducted.

10.10.	Buyer’s reliance

Buyer acknowledges that it and its Representatives have been permitted full and complete access to the books and records, facilities, equipment, Tax Returns, contracts, insurance policies (or summaries thereof) and other properties and assets of the Group Companies, that it and its Representatives have desired or requested to see or review, and that it and its Representatives have had a full opportunity to meet with the officers and employees of the Group Companies to discuss the business of the Group Companies. Buyer acknowledges that neither Seller, the Group Companies nor any other Person has made any representation or warranty, express or implied, written or oral, as to the accuracy or completeness of any information that Seller or the Group Companies furnished or made available to Buyer and its Representatives, except as expressly set forth in this Agreement or any other Transaction Document. Neither Seller nor any other Person (including any officer, director, member or partner of Seller, the Group Companies or any of their respective Affiliates) shall have or be subject to any liability to Buyer or any other Person, resulting from Buyer’s use of any information, documents or material made available to Buyer in any “data rooms,” management presentations, confidential information memoranda, due diligence or in any other form in expectation of the transactions contemplated hereby. Buyer acknowledges that, except for the representations and warranties contained in this Agreement or any other Transaction Document, neither the Company, Seller nor any other Person has made, and Buyer has not relied on any other express or implied representation or warranty by or on behalf of the Group Companies or Seller. Buyer acknowledges that neither the Company, Seller nor any other

Person, directly or indirectly, has made, and Buyer has not relied on, any representation or warranty, whether written or oral, regarding the pro forma financial information, financial projections or other forward-looking statements of the Group Companies, and Buyer will make no claim with respect thereto. Without limiting the generality of the foregoing, Buyer agrees with Seller that it will not, and shall procure that all Affiliates and Representatives of Buyer will not, bring any claim which Buyer may have arising out of any information or advice provided (or omitted to be provided) by the Company or Seller, against the Company or Seller or any Affiliate or Representative of the Company or Seller on which Buyer relied when agreeing to the terms of the Agreement or any other Transaction Document including in connection with giving the representations and warranties or other assurances given in this Agreement, except in the event of fraud.

10.11.	No other Representations or Warranties

EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES EXPRESSLY MADE BY BUYER IN THIS AGREEMENT OR ANY OTHER TRANSACTION DOCUMENT, NO BUYER OR AFFILIATE THEREOF NOR ANY OTHER PERSON MAKES ANY REPRESENTATION OR WARRANTY WITH RESPECT TO BUYER OR ANY OTHER PERSON OR THEIR RESPECTIVE BUSINESSES, OPERATIONS, ASSETS, LIABILITIES, CONDITION (FINANCIAL OR OTHERWISE) OR PROSPECTS, NOTWITHSTANDING THE DELIVERY OR DISCLOSURE TO SELLER OR ANY OF ITS AFFILIATES OR REPRESENTATIVES OF ANY DOCUMENTATION, FORECASTS, PROJECTIONS OR OTHER INFORMATION WITH RESPECT TO ANY ONE OR MORE OF THE FOREGOING. EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES EXPRESSLY MADE BY BUYER IN THIS AGREEMENT OR ANY OTHER TRANSACTION DOCUMENT, ALL OTHER REPRESENTATIONS AND WARRANTIES, WHETHER EXPRESS OR IMPLIED, ARE EXPRESSLY DISCLAIMED BY BUYER. NOTWITHSTANDING THE FOREGOING, NOTHING HEREIN SHALL OPERATE AS A WAIVER OF CLAIMS OF FRAUD.

11.	PRE-CLOSING COVENANTS OF SELLER

11.1.	Conduct of the Group Companies

(a)

Except as required by this Agreement or needed for the purposes of the Transactions or for the Listing and/or the Separation, from the date hereof until the Closing Date, Seller shall cause the Company and each of the Group Companies to conduct its business in the ordinary course consistent with past practice and use its best efforts to,

(i)	preserve intact its present business organization,

(ii)	maintain in effect all of its permits, licenses, certificates, registrations, clearances, consents, exemptions, authorizations and any other approvals issued by any Governmental Authority,

(iii)	maintain satisfactory relationships with its singers, musicians, composers, publishers, producers, customers, lenders, suppliers and others having material business relationships with it, and

(iv)	comply with Applicable Law and pay all Taxes when due and payable.

(b)

Without limiting the generality of the foregoing, except as expressly contemplated by this Agreement or with the prior written consent of Buyer, Seller shall not permit the Company nor any Group Company to take any of the following actions, except when required for the purposes of the Listing, the Separation or the Vivendi Distribution (including to enable Seller to distribute one UMG share to any eligible Seller’s share) to the extent any such action does not have or is not likely to have any material adverse consequences for the Buyer (unless such consequences have or are likely to have the same consequences (if applicable, on a per share basis) for the rights of the other shareholders of the Company):

(i)

any amendment or modification to, or waiver under, the constitutional documents of the Company, to the exception of any adjustment of the total number of shares of the Company if such adjustment (x) does not involve any distribution by the Company to its shareholders, or any contribution in cash or in kind by the formers to the latter, or (y) does not result in the Sale Shares representing less than 10% (giving effect to rounding, if need be) of the share capital and voting rights of the Company on Closing, on a fully diluted basis;

(ii)	any amendment or change of the rights, preferences, privileges or powers of, or the restrictions provided for the benefit of, any shares of the Company;

(iii)	the creation, allotment or issue of any Equity Securities of the Company;

(iv)	any purchase, repurchase, redemption or cancellation of any Equity Securities of the Company, to the exception of any adjustment of share capital of the Company as contemplated in (i) above;

(v)	any material change to the business scope or nature of business of the Group Companies, taken as a whole;

(vi)

take any action (including any action that would make any representation or warranty of Seller hereunder, or omit to take any action necessary to prevent any representation or warranty of Seller hereunder from being, inaccurate) that would, or would reasonably be likely to, cause any of the conditions set forth in Article 14.1 (Conditions to Obligations of the Parties) or 14.2 (Conditions to Obligations of Buyer) not to be satisfied;

(vii)

any Related Party Transaction, except in the ordinary course and either consistent with past practice or occurring in furtherance of the Separation, in each case on an arm’s length basis and involving amounts that would, individually or in the aggregate, not be material to the Group Companies, taken as a whole;

(viii)	take any action that could reasonably be expected to result in material adverse tax consequences to the Group Companies, taken as a whole; or

(ix)	agree, resolve or commit to do any of the foregoing.

For the avoidance of doubt, the Company shall be permitted to refinance the shareholder loan entered with Seller, on commercially reasonable terms.

11.2.	Notices of Certain Events

From the date hereof until the Closing Date, Seller shall promptly notify Buyer, and Buyer shall promptly notify Seller, as the case may be, of:

(a)

any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with any of the Transactions, to the extent such notice or communication is reasonably likely to have such result;

(b)	any notice or other communication from any Governmental Authority in connection with the Transaction;

(c)

any Action commenced or, to its knowledge threatened against, relating to or involving or otherwise affecting, Seller or any Group Company, or Buyer, as the case may be, that, if pending on the date of this Agreement, would have been required to have been disclosed pursuant to Article 8.6 (Litigation) or 10.7 (Litigation), as the case may be, or that relate to the consummation of any of the Transactions;

(d)

any inaccuracy of any representation or warranty contained in this Agreement at any time during the term hereof that could reasonably be expected to cause the conditions set forth in Article 14.2(a) (Conditions to Obligations of Buyer) and 14.3(a) (Conditions to Obligations of Seller), as the case may be, not to be satisfied; and

(e)

any event that could reasonably be expected to cause the conditions set forth in Article 14.1 (Conditions to Obligations of the Parties), Article 14.2 (Conditions to Obligations of Buyer) (excluding 14.2(b)) and Article 14.3 (Conditions to Obligations of Seller) (excluding 14.3(b)), as the case may be, not to be satisfied;

provided, however, that the delivery of any notice pursuant to this Article 11.2 shall not limit or otherwise affect the remedies available hereunder to the Party receiving that notice.

11.3.	Access to information

(a)

During the period from the date hereof until the earlier of (i) the Leakage Objection Deadline and (ii) the termination of this Agreement, Seller shall procure that Buyer shall have reasonable access during normal business hours to authorized Representatives, auditors, books and records of the Group Companies as Buyer, or its authorized Representatives may from time to time reasonably request, upon reasonable advance notice for purposes reasonably consistent with this Agreement (including, but not limited to, in connection with assessment of any Leakage); provided that any such access shall be conducted in a manner not to materially interfere with the businesses or operations of the Group Companies and only to the extent related to the Transactions.

(b)

Notwithstanding anything to the contrary in this Agreement, the Group Companies shall not be required to disclose any information to Buyer, or its authorized Representatives, if doing so could (i) violate any agreement to which any of the Group Companies is a party or any Applicable Law to which any of the Group Companies is subject or (ii) result in the waiver of any legal privilege or work product protection of the Group Companies or Seller ; provided, that neither the Group Companies nor Seller shall be required to disclose to Buyer, or its authorized Representatives, any information, including valuations and materials, related to the negotiation of this Agreement.

11.4.	Cooperation regarding the HSR Filing

Buyer and Seller shall each make, or cause to be made, filing of the Notification and Report Form under the HSR Act as promptly as practicable, but in no event more than ten (10) calendar days following the date hereof. Buyer shall pay all filing fees under the HSR Act.

12.	PRE-CLOSING COVENANTS OF BUYER

12.1.	Redemption TO and Warrants TO

(a)

On July 8, 2021 (and not earlier than such date) or as soon as practicable thereafter, Buyer shall commence the Redemption TO and the Warrants TO in accordance with Applicable Law in order to satisfy the redemption rights of holders of Buyer’s Class A common stock and to provide holders of its outstanding public warrants the ability to participate in the Distribution. Unless the Redemption TO or the Warrants TO is extended by Buyer for any period required pursuant to Applicable Law (including as necessary or appropriate to respond to any comments from the staff of the SEC) or to allow the Redemption TO and the Warrants TO to remain open for ten (10) business days after any amendment made to the Offer Documents by Buyer to comply with article 12.1(d), the Redemption TO and the Warrants TO shall expire at 12:00 midnight, New York City time, on the date that is twenty (20) business days (for this purposes calculated in accordance with Rule 14d-1(g)(3) promulgated under the Exchange Act) after the date the Redemption TO or the Warrants TO is first commenced (within the meaning of Rule 14d-2(a) promulgated under the Exchange Act). Within each of the Redemption TO and the Warrants TO procedure, Buyer will use its best efforts to support the Transaction, including obtaining public statements from its Board of Directors and its CEO (i) supporting the Transactions and, in respect of the Redemption TO only (ii) recommending Buyer’s shareholders not to redeem their Class A common stock in Buyer within the Redemption TO.

(b)	As soon as practicable on the date the Redemption TO/the Warrants TO is first commenced, Buyer shall:

(i)

prepare and file with the SEC a Tender Offer Statement on Schedule TO (together with all amendments and supplements thereto, and including all exhibits thereto, the “Schedule TO”) with respect to the Redemption TO and the Warrants TO, which Schedule TO shall contain as an exhibit an offer to purchase and forms of the letter(s) of transmittal and summary advertisement, if any, and other customary ancillary documents, in each case, in respect of the Redemption TO and the Warrants TO (together with all amendments and supplements thereto, the “Offer Documents”);

(ii)	deliver a copy of the Schedule TO, including all exhibits thereto, to Seller;

(iii)

cause the Offer Documents to be disseminated to all holders of shares of its Class A common stock and to all holders of public warrants as and to the extent required by the Exchange Act and the rules of the New York Stock Exchange.

(c)

It is understood and agreed (and the Offer Documents, in draft or final form, as filed or otherwise published by Buyer shall expressly state, in particular with clear legends mutually agreed by the Parties) that nothing contained in the Offer Documents constitutes a statement or representation of the Seller, the Company nor any of their Affiliates, and only the Buyer (and neither the Seller, the Company nor any of their Affiliates) is responsible for the Offer Documents, their content and their filing with the SEC.

(d)

It is expressly agreed that any description of UMG in the final forms of the Offer Documents shall be based on, and be consistent with, the second draft Listing prospectus to be filed with the Dutch Authority for Financial Markets on or around July 16, 2021 a draft of which will be furnished to Buyer prior to filing with the Dutch Authority for Financial Markets and Buyer shall have a reasonable opportunity to comment on the proposed amendments reflected in such second draft which comments will be addressed and discussed by the Company in good faith.

(e)	The Offer Documents shall be published and the Tender Offers commenced no earlier than July 8, 2021.

13.	PRE-CLOSING COVENANTS OF THE PARTIES

13.1.	Public Announcements

Buyer and Seller shall consult with each other, and written consent from both Buyer and Seller shall be obtained, before Buyer, Seller or the Company, or any of the Affiliates of any of the foregoing issues any press release or makes other public announcement or public communication with respect to this Agreement or the Transactions, except for any press release, public announcement or public communication required by Applicable Law or rules of any applicable securities exchange, in which case the Party or other entity required to make such press release, announcement or communication shall use its reasonable best efforts to allow Buyer and Seller reasonable opportunity to comment on such release, announcement or communication in advance of such issuance and shall consider in good faith the comments reasonably proposed by Buyer and Seller.

14.	CONDITIONS TO CLOSING

14.1.	Conditions to Obligations of the Parties

The obligations of Buyer and Seller to consummate the Closing are subject to the satisfaction (or, to the extent legally permissible, waiver by each of Buyer and Seller) of the following conditions:

(a)	There shall not be any pending Action before any Governmental Authority seeking to prohibit the consummation of the Transactions;

(b)	No provision of any Applicable Law shall prohibit the consummation of the Closing; and

(c)	The waiting period under the HSR Act has expired or been terminated.

14.2.	Conditions to Obligations of Buyer

The obligation of Buyer to consummate the Closing is subject to the satisfaction (or, to the extent legally permissible, waiver by Buyer) of the following further conditions:

(a)

The representations and warranties of Seller shall be true and correct as of the date of this Agreement and as of the Closing Date as if made on and as of the Closing Date (except for any such representations and warranties that are made only as of a specific date, which shall be true and correct only as of such date); provided, however, that notwithstanding anything herein to the contrary, the condition set forth in this Article 14.2(a) shall be deemed to have been satisfied even if any representations and warranties of Seller contained in Articles 8.6 (Litigation), 8.8 (Finders’ Fees), 9.6 (Locked Box Accounts) and 9.7 (Absence of Certain Changes) are not so true and correct, unless the failure of such representations and warranties of Seller to be so true and correct (without giving effect to any qualification by “materiality” or “material adverse effect” and words of similar import set forth therein) has had, or could reasonably be expected to have, individually or in the aggregate, an adverse effect of at least 10% of the enterprise value of the Group Companies taken as a whole, or would prevent Seller from consummating the transactions contemplated by, or performing the obligations under, this Agreement.

(b)	Seller shall have performed in all material respects all of its obligations hereunder required to be performed by it at or prior to the Closing.

(c)	The Registration Rights Agreement shall have been executed and delivered by the Company and there shall be no Action pending against or threatened against its validity and enforceability.

(d)	The aggregate redemption price of all Class A common stock of Buyer paid upon completion of the Redemption TO procedure has not exceeded USD 1 billion in the aggregate.

(e)

Seller shall have delivered to Buyer a duly executed certificate, signed by an authorized officer or director of Seller, dated the Closing Date, certifying that the conditions set forth in Article 14.2 have been satisfied.

14.3.	Conditions to Obligations of Seller

The obligation of Seller to consummate the Closing is subject to the satisfaction (or, to the extent legally permissible, waiver by Seller) of the following further conditions:

(a)

The representations and warranties of Buyer shall be true and correct as of the date of this Agreement and as of the Closing Date as if made on and as of the Closing Date (except for any such representations and warranties that are made only as of a specific date, which shall be true and correct only as of such date); provided, however, that notwithstanding anything herein to the contrary, the condition set forth in this Article 14.3(a) shall be deemed to have been satisfied even if any representations and warranties of Buyer contained in Articles 10.7 (Litigation) and 10.8 (Finders’ Fees) are not so true and correct unless the failure of such representations and warranties of Buyer to be so true and correct has had, or could reasonably be expected to have, individually or in the aggregate, a material adverse effect on the ability of Buyer to consummate the transactions contemplated by, or performing the obligations under, this Agreement.

(b)	Vivendi’s Shareholders’ Meeting convened for June 22, 2021 shall have approved the distribution of 60% of the UMG share capital and Listing of UMG.

(c)	Buyer shall have performed in all material respects all of the obligations hereunder required to be performed by them at or prior to the Closing.

(d)	The Indemnification Agreement is effective and there is no Action pending against or threatened against its validity and enforceability.

(e)	There is no Action pending against or threatened against the validity and enforceability of the Sponsor Funds Commitment and the transactions resulting from its enforcement.

(f)	Buyer shall have joined as a party to the existing shareholders’ agreement entered into between the Company, Seller, Concerto and Scherzo on February 26, 2021.

(g)

Buyer shall have delivered to Seller a duly executed certificate, signed by an authorized officer of Buyer, dated the Closing Date, certifying that the conditions set forth in Article 14.3 have been satisfied.

14.4.	Cooperation regarding the conditions to Closing

The Parties undertake to work together and cooperate in good faith, and each Party shall use its best endeavors, to the extent that it is respectively in power to do so, to ensure the satisfaction of the above-mentioned conditions to Closing as soon as practicable and shall promptly give notice to the other Parties of the satisfaction of any conditions.

14.5.	No other conditions to Closing

The Parties agree that the obligation of the Parties to complete the purchase and sale of the Sale Shares is not subject to the satisfaction of any condition other than those mentioned in this Article 14.

15.	POST-CLOSING COVENANTS

15.1.	Distribution

The Parties agree that neither Buyer nor the Company shall submit or file (on a confidential or official basis) with the U.S. Securities and Exchange Commission (“SEC”) any registration statement to register the Distribution before October 1st, 2021, in accordance with the provisions of the Registration Rights Agreement.

15.2.	Amendment of the Company’s Articles of Association and other pre-Listing resolutions

After Closing and in any event before Listing, the Parties undertake to use all rights and powers available to them in relation to the Company and execute all documents required under any Applicable Law as to:

(a)	Convert the Company into a Dutch N.V.;

(b)	Amend the articles of association of UMG as to reflect the indicative terms of the articles of association attached hereto in Schedule B;

(c)	Reorganize the share capital of the Company to provide for the desired number of shares for the Listing and the Vivendi Distribution; and

(d)

Ensure that all customary pre-Listing resolutions can be taken by the board and the shareholders of the Company in anticipation of the Listing, subject to the limitations set forth in the following paragraph.

Buyer hereby undertakes not to oppose any amendment of the Group Company’s document or any other resolution needed for the purpose of the Listing, except to the extent any such amendment has or is likely to have any adverse consequences for the rights of the Buyer, unless such consequences have or are likely to have the same consequences (if applicable, on a per share basis), for the rights of the other shareholders of the Company.

16.	NO SURVIVAL

The Parties hereto, intending to modify any applicable statute of limitations, agree that, except in the event of fraud:

(a)

none of the representations and warranties set forth in Article 8 (Representations and warranties of Seller with respect to Seller), Article 9 (Representations and Warranties of Seller with respect to Company and the Group Companies), and Article 10 (Representations and warranties of Buyer),

(b)

none of the covenants hereto set forth in Article 11 (Pre-Closing Covenants of Seller), none of the covenants of Buyer set forth in Article 12 (Pre-Closing Covenants of Buyer), and none of the covenants of the Parties set forth in Article 13 (Pre-Closing Covenants of the Parties);

(collectively, the “Terminating Covenants”) shall survive the consummation of the Closing; and none of the Parties or their respective Affiliates shall have any liability following the Closing, with respect thereto.

The covenants and agreements in this Agreement other than the Terminating Covenants shall survive the Closing in accordance with their respective terms.

17.	TERMINATION

17.1.	Grounds for Termination

This Agreement may be terminated at any time prior to the Closing:

(a)	by mutual written agreement of Seller and Buyer;

(b)

by either Seller or Buyer, if the Closing shall not have been consummated on or before September 15, 2021 (such date, as may be extended by mutual agreement of Seller and Buyer, the “Long-Stop Date”); provided that the right to terminate this Agreement pursuant to this Article 17.1(b) shall not be available to Buyer or Seller, respectively, if (i) Buyer’s (in the case of Buyer) or (ii) Seller’s (in the case of Seller), failure to fulfill any obligation under this Agreement or the other Transaction Documents or other intentional breach hereunder or thereunder has been a material cause of, or resulted in, the failure of the Closing to occur on or before the Long-Stop Date;

(c)

by either Seller or Buyer, if there shall be any Applicable Law that makes consummation of any of the Transactions illegal or otherwise prohibited or if consummation of any of the Transactions would violate any non-appealable final order, decree or judgment of any Governmental Authority having competent jurisdiction; provided that the right to terminate this Agreement pursuant to this Article 17.1(c) shall not be available to Buyer or Seller, respectively, if (i) Buyer’s (in the case of Buyer) or (ii) Seller’s (in the case of Seller), failure to fulfill any obligation under this Agreement or the other Transaction Documents or other intentional breach hereunder or thereunder has been a material cause of, or resulted in, such prohibition or violation;

(d)

by Buyer, if a breach of any representation or warranty of failure to perform any covenant or agreement on the part of Seller set forth in this Agreement shall have occurred that would cause the conditions set forth in Article 14.2(a) or Article 14.2(b) not to be satisfied, and such breach or failure to perform is not cured by Seller within thirty (30) calendar days following receipt of written notice thereof; provided that Buyer is not then in breach of this Agreement so as to cause any of the conditions set forth in Article 14.1 (Conditions to Obligations of the Parties) or Article 14.3 (Conditions to Obligations of Seller) not to be satisfied;

(e)

by Seller, if a breach of any representation or warranty or failure to perform any covenant or agreement on the part of Buyer set forth in this Agreement shall have occurred that would cause the conditions set forth in Article 14.3(a) or Article 14.3(c) not to be satisfied, and such breach or failure to perform is not cured by Buyer within thirty (30) calendar days following receipt of written notice thereof; provided that Seller is not then in breach of this Agreement so as to cause any of the conditions set forth in Article 14.1 (Conditions to Obligations of the Parties) or Article 14.2 (Conditions to Obligations of Buyer) not to be satisfied;

(f)

by Seller, if (i) all of the conditions set forth in Article 14.1 (Conditions to Obligations of the Parties) and Article 14.2 (Conditions to Obligations of Buyer) (other than those conditions that by their terms are to be satisfied at the Closing and are capable of being satisfied at the Closing, but each of which was at the time of termination capable of being satisfied as if such time were the Closing) have been satisfied, (ii) Seller has delivered to Buyer an irrevocable written notice confirming that all of the conditions set forth in Article 14.3 (Conditions to Obligations of Seller) have been satisfied (or that Seller is willing to waive any such unsatisfied conditions) and that Seller is ready, willing and able to consummate the Closing and (iii) Buyer fails to complete the Closing within five (5) Business Days following the later of (x) the date on which the Closing should have occurred pursuant to Article 4 (Closing) or (y) the date on which Seller delivers the notice referred to in clause (ii); or

(g)	by Seller in case the Shareholders’ Meeting convened for June 22, 2021 has not approved the distribution of 60% of the UMG share capital and Listing of UMG.

The Party desiring to terminate this Agreement pursuant to this Article shall give written notice of such termination to the other Party.

17.2.	Effect of Termination

If this Agreement is terminated as permitted by Article 17.1 (Grounds for Termination), such termination shall be without liability of either Party (or any Representative of such Party) to the other Party to this Agreement; provided that if such termination shall result from the (i) willful failure of either Party to fulfill a condition to the performance of the obligations of the other Party as set out in Article 14 (Conditions to Closing), or (ii) fraud or willful breach by either Party hereto of any representation or warranty or agreement contained herein, such Party shall be fully liable for any and all Damage incurred or suffered by the other Party as a result of such failure or fraud or willful breach. The provisions of this Article and of Articles 13.1 (Public Announcements), 18.1 (Notices), 18.3 (Expenses), 18.4 (Non-Disclosure) and 18.6 (Governing Law; Jurisdiction) shall survive any termination hereof.

18.	MISCELLANEOUS

18.1.	Notices

All notices, requests and other communications to any Party shall be in writing in the English language and shall be deemed effectively given: (i) upon delivery to the Party to whom the same is directed, (ii) when sent by electronic mail (unless the sender receives a message indicating failure to deliver or a similar error message) if sent prior to 5:00 pm on a Business Day in the place of receipt; if not, then on the next Business Day in the place of receipt, (iii) five (5) Business Days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (iv) two (2) Business Days after deposit with an internationally recognized overnight courier, with written verification of receipt, in each case:

if to Buyer, to:

Pershing Square Tontine Holdings, Ltd

787 Eleventh Avenue, 9th Floor

New York, NY 10019

United States of America

Attention: Corporate secretary

Email: milankov@persq.com

with copies to:

Sullivan & Cromwell LLP

125 Broad Street

New York, NY 10004

United States of America

Attention: Joseph C Shenker, Scott D Miller and Olivier de Vilmorin

Email: shenkerj@sullcrom.com; millersc@sullcrom.com; devilmorino@sullcrom.com

and

Cadwalader, Wickersham & Taft LLP

200 Liberty Street

New York, NY 10281

United States of America

Attention: Stephen Fraidin and Gregory P. Patti, Jr.

Email: stephen.fraidin@cwt.com; greg.patti@cwt.com

if to Seller, to:

Vivendi S.E.

42, avenue de Friedland

75008 Paris, France

Attention: Frédéric Crépin and Caroline le Masne

Email: frederic.crepin@vivendi.com; caroline.lemasne@vivendi.com with a copy to:

Cabinet Bompoint

48, avenue Victor Hugo

75116 Paris, France

Attention: Me Dominique Bompoint

Email: dbompoint@bompoint-avocats.com

Any Party may change or supplement the addresses given above, or designate additional addresses, for purposes of this Article by giving the other Parties written notice of the new address in the manner set forth above.

18.2.	Amendments and Waivers

(a)

Any provision of this Agreement may be amended or waived if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each Party to this Agreement, or in the case of a waiver, by the Party against whom the waiver is to be effective.

(b)

No failure or delay by any Party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

18.3.	Expenses

Except as otherwise provided herein, all costs and expenses (financial, legal, accounting and others) incurred in connection with this Agreement shall be paid by the Party incurring such cost or expenses, being specified for the avoidance of doubt that the costs relating to the Listing will be borne by UMG and costs relating to the Distribution will be borne by Buyer.

18.4.	Non-Disclosure; Publicity

(a)

Each Party shall, and shall procure that its Affiliates and the Group Companies, keep confidential all information provided to them by or on behalf of the other Party (or its Affiliates) or otherwise obtained by them in connection with this Agreement which relates to such other Party (or its Affiliates or the Group Companies), except: (i) as may be required by Applicable Law or any Governmental Authority, (ii) to vest the full benefit of this Agreement, (iii) to a Party’s professional advisers, provided that such professional advisers shall be bound by appropriate and enforceable confidentiality agreement and (iv) regarding any information which may be or become known to the public other than because of a breach of the non-disclosure obligation thereon.

(b)

For the avoidance of doubt, the timing, state of progress and contents of the discussions or negotiations between the Parties and their Affiliates in relation with this Agreement shall be kept strictly confidential subject to the exceptions under Clause 18.4(a).

18.5.	Successors and Assigns; Third-Party Beneficiaries

(a)

Notwithstanding anything to the contrary set forth herein, this Agreement shall inure to the benefit of and be binding upon the Parties and their respective representatives and successors. Nothing in this Agreement is intended to or implicitly confers upon any other Person any right, benefit or remedy of any nature whatsoever.

(b)

Notwithstanding the foregoing, the rights and obligations of a Party under this Agreement cannot be transferred (whether directly or indirectly), assigned or encumbered in accordance with Section 3:83 (2) of the Dutch Civil Code, by any Party hereto by operation of law or otherwise without the express written consent of the other Party which shall not be unreasonably withheld. For the avoidance of doubt, any transfer by Buyer of rights hereunder or of the Sale Shares to an Affiliate of the Buyer or subsequent to Listing as necessary or appropriate in Buyer’s reasonable judgment to facilitate the Distribution shall be permitted. No transfer, assignment or encumbrance of any obligations hereunder shall relieve the Parties hereto of any such obligations.

18.6.	Governing Law; Jurisdiction

(a)

This Agreement and any Action, whether in contract or in tort or otherwise, arising out of or relating to this Agreement or any of the transactions contemplated hereby shall be governed by and construed in accordance with the law of the Netherlands without regard to the conflicts of law principles thereof.

(b)

Any dispute arising out of or relating to this Agreement or the performance of this Agreement, including regarding the existence or validity of this Agreement, and including this Article 18.6, will be finally resolved under the Rules of Arbitration of the International Chamber of Commerce by three (3) arbitrators; provided, that the foregoing shall be without prejudice to the right of each Party to seek interim relief or specific performances in summary proceedings (kort geding procedure) before a competent court in the Netherlands, whether before or after the commencement of any arbitration (except for a breach of any representation or warranty or failure to perform any covenant representation after the Closing for which specific performance shall not be available).

(c)

The place of arbitration and the seat of the arbitral tribunal shall be deemed to be Amsterdam, the Netherlands, but all hearings and the examination of witnesses and experts (if any) shall take place in Geneva, Switzerland. The language of arbitration shall be English.

18.7.	Counterparts; Effectiveness

This Agreement may be executed (including by facsimile transmission or by e-mail of .pdf attachment) in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective when each Party hereto shall have received a counterpart hereof signed by all of the other Parties hereto. Until and unless each Party has received a counterpart hereof signed by all of the other Parties hereto, this Agreement shall have no effect and no Party shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication).

18.8.	Entire Agreement

This Agreement and the other Transaction Documents constitute the entire agreement between the Parties with respect to the subject matter of this Agreement and the other Transaction Documents and the Parties acknowledge and agree that there have been no prior agreements and understandings between themselves with respect to the subject matter covered hereby and thereby. Without prejudice to the terms and conditions of the non-disclosure agreement dated as of November 18, 2020 by and between Seller and Sponsor (the “Non-Disclosure Agreement”), the Parties confirm and acknowledge that the Non-Disclosure Agreement shall terminate at the Closing. Nothing in this Agreement shall have the effect of limiting or restricting any liability arising as a result of fraud.

18.9.	Severability

If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other Governmental Authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party. Upon such a determination, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

18.10.	Specific Performance

The Parties hereto agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof and that the Parties shall, subject to Article 18.11, be entitled to an injunction or injunctions to prevent breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof, in addition to any other remedy to which they are entitled at law or in equity. In furtherance of the foregoing, each Party hereby waives, to the fullest extent permitted by Applicable Law, (i) any and all defenses to any action for specific performance hereunder, including any defense based on the claim that a remedy at law would be adequate, and (ii) any requirement to post a bond or other security as a prerequisite to obtaining equitable relief.

18.11.	Waiver

Except as otherwise provided in this Agreement, each Party hereto hereby excludes or irrevocably waives its rights arising out of Title 1 of Book 7 of the Dutch Civil Code, its right to invoke Section 6:228 of the Dutch Civil Code (as a consequence of which an error shall remain for the risk of the Party in error) and its right to (a) rescind (ontbinden) this Agreement in whole or in part; (b) suspend (opschorten) any of its obligations under this Agreement; and (c) nullify (vernietigen) or amend (wijzigen) this Agreement in whole or in part. The Parties hereto agree that the only available remedy after the Closing for a breach of any representation or warranty is to claim Damages (schadevergoeding).

[Remainder of this page intentionally left blank]

IN WITNESS WHEREOF, the Parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the day and year first above written.

VIVENDI S.E.

By:	/s/ Arnaud de Puyfontaine
Name: Arnaud de Puyfontaine
Title: Chairman of the Management Board and CEO

[Signature page of the Share Purchase Agreement]

IN WITNESS WHEREOF, the Parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the day and year first above written.

PERSHING SQUARE TONTINE HOLDINGS, LTD.

By:	/s/ William A. Ackman
Name: William A. Ackman
Title: Chief Executive Officer and Chairman

[Signature page of the Share Purchase Agreement]

Pursuant to Regulation S-K, Item 601(b)(2), the Schedules to the Share Purchase Agreement referenced, have not been filed. The Registrant agrees to furnish supplementally a copy of any omitted Exhibit or Schedule to the Securities and Exchange Commission (the “Commission”) upon request; provided, however, that the Registrant may request confidential treatment of omitted items.

Schedule A – Group Companies

Schedule B – Indicative terms of the articles of association of UMG

Schedule C – Illustrative Bridge of the Company Enterprise Value to Equity Value

Schedule D– Separation Actions

Exhibit 10.1

EXECUTION VERSION

June 20, 2021

Via E-mail

Pershing Square Tontine Holdings, Ltd. (the “Company”)

787 Eleventh Avenue,

9th Floor,

New York, NY 10019

Re:	Certain Matters Related to the Purchase of Ordinary Shares of Universal Music B.V. (the “Proposed Transaction”)

Ladies and Gentlemen:

Each of the undersigned agrees to take the actions set forth below their respective names on Annex A to occur, each of which shall constitute a binding agreement as of the date hereof.

Each person’s commitments under this letter will continue until the earlier of the date on which they are fully satisfied or you announce that you are abandoning the Proposed Transaction.

[Signature Page Follows]

Pershing Square TH Sponsor, LLC

By:	Pershing Square Capital Management, L.P., its Manager

By:	PS Management, GP, LLC, its General Partner

By :	/s/ William A. Ackman
Name:	William A. Ackman
Title:	Managing Member

Pershing Square Holdings, Ltd.

By:	Pershing Square Capital Management, L.P., its Investment Manager

By:	PS Management, GP, LLC, its General Partner

By :	/s/ William A. Ackman
Name:	William A. Ackman
Title:	Managing Member

Pershing Square, L.P.

By:	Pershing Square Capital Management, L.P., its Investment Manager

By:	PS Management, GP, LLC, its General
Partner

By :	/s/ William A. Ackman
Name:	William A. Ackman
Title:	Managing Member

Pershing Square International, Ltd.

By:	Pershing Square Capital Management, L.P., its Investment Manager

By:	PS Management, GP, LLC, its General
Partner

By :	/s/ William A. Ackman
Name:	William A. Ackman
Title:	Managing Member

/s/ Lisa Gersh
Name: Lisa Gersh
Title: Director

/s/ Michael Ovitz
Name: Michael Ovitz
Title: Director

/s/ Jacqueline D. Reses
Name: Jacqueline D. Reses
Title: Director

/s/ Joseph S. Steinberg
Name: Joseph S. Steinberg
Title: Director

Acknowledged and Agreed:

Pershing Square Tontine Holdings, Ltd.

By :	/s/ William A. Ackman
Name:	William A. Ackman
Title:	Chief Executive Officer and Chairman

Annex A

Pershing Square Holdings, Ltd.

Pershing Square, L.P.

Pershing Square International, Ltd.

Shall enter into an Amended and Restated Forward Purchase Agreement on substantially the terms attached hereto as Exhibit A concurrently with the last funding of the Proposed Transaction thereunder.

Shall exercise such Additional Purchase amounts of the Forward Purchase Agreements as required by the Company to cause the conditions to the Proposed Transaction to be satisfied (currently anticipated to be an $600 million in the aggregate).

Shall, upon exercise of the Forward Purchase Agreement to fund the Proposed Transaction, exchange 1/3rd of the warrants issued as a result of that exercise for shares at the same exchange ratio as in the Warrant Exchange Offer that the Company contemplates will occur in connection with the Proposed Transaction.

Michael Ovitz (in his individual capacity as a director)

Jaqueline D. Reses (in her individual capacity as a director)

Shall, upon exercise of the Forward Purchase Agreement to fund the Proposed Transaction, exchange 1/3rd of the warrants issued as a result of that exercise for shares at the same exchange ratio as in the Warrant Exchange Offer that the Company contemplates will occur in connection with the Proposed Transaction.

Pershing Square TH Sponsor, LLC

Shall enter into the Amendment to the Sponsor Warrant Agreement on substantially the terms attached hereto as Exhibit B concurrently with the closing of the Proposed Transaction.

Lisa Gersh (in her individual capacity as a director)

Michael Ovitz (in his individual capacity as a director)

Jacqueline D. Reses (in her individual capacity as a director)

Joseph S. Steinberg (in his individual capacity as a director and as trustee of The Joseph S and Diane H Steinberg Charitable Trust)

Shall enter into an Amended and Restated Director Warrant Agreements on substantially the terms attached hereto as Exhibit C concurrently with the closing of the Proposed Transaction

Pershing Square Tontine Holdings, Ltd.

Shall enter into all of the transactions listed earlier in this Annex A.

Exhibit A

AMENDED AND RESTATED FORWARD PURCHASE AGREEMENT

This Amended and Restated Forward Purchase Agreement (this “Agreement”) is entered into as of [ ● ], 20211, between Pershing Square Tontine Holdings, Ltd., a Delaware corporation (the “Company”), and Pershing Square, L.P., a Delaware limited partnership, Pershing Square International, Ltd., a Cayman Islands exempted company, and Pershing Square Holdings, Ltd., a Guernsey company (each a “Purchaser”, and collectively, the “Purchasers”). The amount of Class A Shares (as defined below) subject to forward purchase by each Purchaser will be set forth, from time to time, in an appendix hereto (as may be amended from time to time by the Purchasers without further input from the Company).

RECITALS

WHEREAS, the Company was formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses (an “Initial Business Combination”);

WHEREAS, on June 21, 2020, the Company entered into a Forward Purchase Agreement with the Purchasers (the “Original Forward Purchase Agreement”), which obligated the Purchasers to purchase in the aggregate no less than $1,000,000,000 of Forward Purchase Units (as defined in the Original Forward Purchase Agreement) and permitted the Purchasers, at their election, to purchase up to an additional $2,000,000,000 of Forward Purchase Units, in each case pursuant to the terms and conditions of the Original Forward Purchase Agreement;

WHEREAS, on June 20, 2021, Vivendi S.E., a corporation incorporated under the laws of France (“Vivendi”), and the Company entered in a Share Purchase Agreement (the “Share Purchase Agreement”), pursuant to which the Company agreed to purchase from Vivendi [●] ordinary shares of Universal Music Group, Inc. (“UMG”) representing 10% of the share capital and voting rights of UMG on a fully diluted basis as set forth in the Share Purchase Agreement (the “Sale Shares”), which transaction will constitute the Initial Business Combination of the Company;

WHEREAS, on or prior to the date hereof, the Purchasers purchased in the aggregate approximately $1,600,000,000 of Forward Purchase Units pursuant to the terms and conditions of the Original Forward Purchase Agreement;

WHEREAS, the Company intends to distribute all or substantially all of the Sale Shares to holders of the Company’s outstanding common stock through a dividend in kind or similar transaction pursuant to or in connection with a registration statement on Form F-1 of UMG or such other appropriate form of registration statement as may be required by the Securities and Exchange Commission (the “Distribution”);

[1]	NTD: Insert date shortly before the purchase of UMG shares (and after the time the Original FPA has been partially exercised to fund that purchase).

WHEREAS, the Company intends to identify and consummate another merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses (the “Business Combination”);

WHEREAS, the parties wish to amend and restate the Original Forward Purchase Agreement by entering into this Agreement, pursuant to which, among other changes and amendments as are set forth herein, at any time subsequent to the Distribution (but in no event later than the earlier of (a) immediately prior to consummation of the Company’s Business Combination (the “Business Combination Closing”) and (b) the Termination Date (as defined below)), the Purchasers may, at their election, purchase in the aggregate from the Company, and the Company shall issue and sell to the Purchasers, on a private placement basis, up to $1,400,000,000 of shares of Class A common stock, par value $0.0001 per share, of the Company (the “Class A Shares”, and each Class A Share purchased hereunder, a “Forward Purchase Share”), at the Purchase Price (as defined below) in accordance with Section 1 herein and otherwise in accordance with the terms and conditions set forth herein;

NOW, THEREFORE, in consideration of the premises, representations, warranties and the mutual covenants contained in this Agreement, and for other good and valuable consideration, the receipt, sufficiency and adequacy of which are hereby acknowledged, the parties hereto agree as follows:

AGREEMENT

1.	Sale and Purchase.

(a)     Forward Purchase Shares.

(i)     Elective Purchase. At any time subsequent to the Distribution (but in no event later than the earlier of (a) immediately prior to the Business Combination Closing and (b) the Termination Date), the Purchasers may, at their election, purchase up to $1,400,000,000 of Forward Purchase Shares, at a price per Forward Purchase Share equal to the Purchase Price (the “Elective Purchase”). The Elective Purchase shall be effectuated, if at all and at the Purchasers’ election, in one or more private placements of Forward Purchase Shares. The closing of any such private placement shall occur as soon as practicable but no later than three Business Days after the Purchasers shall have issued a notice (an “Elective Purchase Election Notice”) to the Company electing to consummate all or such portion of the Elective Purchase. Any Elective Purchase as set forth in this Section 1(a)(i) shall be allocated among the Purchasers by multiplying the amount of such Elective Purchase by a fraction, (x) the numerator of which is the gross assets under management of such Purchaser as of the last day of the month prior to such Elective Purchase, and (y) the denominator of which is the gross assets under management of the Purchasers in the aggregate as of the last day of the month prior to such Elective Purchase, adjusted in each case for future capital activity, including but not limited to anticipated redemptions, as deemed necessary. The right to consummate the Elective Purchase as set forth in this Section 1(a)(i) shall be transferable or assignable by the Purchasers to the extent set forth in Section 4. If a partial exercise occurs of the Elective Purchase amount, the remainder will continue to exist as a right of the Purchasers. As used in this Agreement, “Business Day” shall mean any day except a Saturday, Sunday or other day on which commercial banks in New York City are required or authorized by applicable law to close.

(ii)     Each Forward Purchase Share will consist of one Class A Share and have a purchase price (the “Purchase Price”) equal to Net Asset Value. “Net Asset Value”, as used in connection with any private placement comprising all or part of the Elective Purchase, means the net asset value per Class A Share as of the close of business on the date that is two Business Days before the date of closing of such private placement, on an after tax basis as if all assets were converted into cash (taking into account any resulting tax) and ignoring any assets or liabilities that United States generally accepted accounting principles might otherwise ascribe to warrants issued by the Company, as reasonably determined in good faith by the Company and agreed to by the Purchasers. Upon the occurrence of an Elective Purchase, the respective Purchaser (or transferee if applicable) will deliver in free and clear funds (to an account notified by the Company to the Purchaser (or transferee if applicable)) the aggregate purchase price therefor and the Company shall issue the Forward Purchase Shares, equal to the amount of Elective Purchase set forth in the relevant Election Notice.

(iii)     The Company shall issue the Forward Purchase Shares to the Purchasers in book-entry form, free and clear of any liens or other restrictions whatsoever (other than those arising under state or federal securities laws), registered in the name of the Purchasers (or its nominee in accordance with its delivery instructions), or to a custodian designated by the Purchasers, as applicable pursuant to written instructions delivered by the Purchasers.

(b)     Legends. Each book entry for the Forward Purchase Shares shall contain a notation, and each certificate (if any) evidencing the Forward Purchase Shares shall be stamped or otherwise imprinted with a legend, in substantially the following form:

“THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR THE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION, AND MAY NOT BE TRANSFERRED IN VIOLATION OF SUCH ACT AND LAWS. THE SALE, PLEDGE, HYPOTHECATION, OR TRANSFER OF THE SECURITIES REPRESENTED HEREBY ARE SUBJECT TO THE TERMS AND CONDITIONS OF A CERTAIN FORWARD PURCHASE AGREEMENT BY AND AMONG THE HOLDER AND THE COMPANY. COPIES OF SUCH AGREEMENT MAY BE OBTAINED UPON WRITTEN REQUEST TO THE SECRETARY OF THE COMPANY.”

(c)     Certificates. The Company shall cooperate with a Purchaser, at its request, to facilitate the timely preparation and delivery of physical certificates representing the Forward Purchase Shares and enable such certificates to be in such denominations or amounts, as the case may be, as the Purchasers may reasonably request and registered in such names as the Purchasers may request. Any such physical certificates shall be stamped or otherwise imprinted with a legend substantially in the form set forth in Section 1(b).

(d)     Legend Removal. If the Forward Purchase Shares are eligible to be sold without restriction under, and without the Company being in compliance with the current public information requirements of, Rule 144 under the Securities Act of 1933, as amended (the “Securities Act”), then at the Purchasers’ request, the Company will cause the Company’s transfer agent to remove the legend set forth in Section 1(b) and Section 1(c). In connection therewith, if required by the Company’s transfer agent, the Company will promptly cause an opinion of counsel to be delivered to and maintained with its transfer agent, together with any other authorizations, certificates and directions required by the transfer agent that authorize and direct the transfer agent to issue such Forward Purchase Shares without any such legend.

2.     Representations and Warranties of the Purchasers. Each Purchaser represents and warrants to the Company as follows, as of the date hereof:

(a)     Organization and Power. The Purchaser is duly organized, validly existing, and in good standing under the laws of the jurisdiction of its formation and has all requisite power and authority to carry on its business as presently conducted and as proposed to be conducted.

(b)     Authorization. The Purchaser has full power and authority to enter into this Agreement. This Agreement, when executed and delivered by the Purchaser, will constitute the valid and legally binding obligation of the Purchaser, enforceable against the Purchaser in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance and any other laws of general application affecting enforcement of creditors’ rights generally or (ii) as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies.

(c)     Governmental Consents and Filings. No consent, approval, order or authorization of, or registration, qualification, designation, declaration or filing with, any federal, state or local governmental authority is required on the part of the Purchaser in connection with the consummation of the transactions contemplated by this Agreement.

(d)     Compliance with Other Instruments. The execution, delivery and performance by the Purchaser of this Agreement and the consummation by the Purchaser of the transactions contemplated by this Agreement will not result in any violation or default (i) of any provisions of its organizational documents, (ii) of any instrument, judgment, order, writ or decree to which it is a party or by which it is bound, (iii) under any note, indenture or mortgage to which it is a party or by which it is bound, (iv) under any lease, agreement, contract or purchase order to which it is a party or by which it is bound or (v) of any provision of federal or state statute, rule or regulation applicable to the Purchaser, in each case (other than clause (i)), which would have a material adverse effect on the Purchaser or its ability to consummate the transactions contemplated by this Agreement.

(e)     Purchase Entirely for Own Account. This Agreement is made with the Purchaser in reliance upon the Purchaser’s representation to the Company, which by the Purchaser’s execution of this Agreement, the Purchaser hereby confirms, that the Forward Purchase Shares to be acquired by the Purchaser will be acquired for investment for the Purchaser’s own account, not as a nominee or agent, and not with a view to the resale or distribution of any part thereof in violation of any state or federal securities laws, and that the Purchaser has no present intention of selling, granting any participation in, or otherwise distributing the same in violation of law (other than as set forth herein). By executing this Agreement, the Purchaser further represents that the Purchaser does not presently have any contract, undertaking, agreement or arrangement with any Person (other than another Purchaser) to sell, transfer or grant participations to such Person, with respect to any of the Forward Purchase Shares. For purposes of this Agreement, “Person” means an individual, a limited liability company, a partnership, a joint venture, a corporation, a trust, an unincorporated organization, any other entity or any government or any department or agency thereof.

(f)     Disclosure of Information. The Purchaser has had an opportunity to discuss the Company’s business, management, financial affairs and the terms and conditions of the offering of the Forward Purchase Shares with the Company’s management.

(g)     Restricted Securities. The Purchaser understands that the offer and sale of the Forward Purchase Shares to the Purchaser has not been, and will not be, registered under the Securities Act by reason of a specific exemption from the registration provisions of the Securities Act which depends upon, among other things, the bona fide nature of the investment intent and the accuracy of the Purchaser’s representations as expressed herein. The Purchaser understands that the Forward Purchase Shares are “restricted securities” under applicable U.S. federal and state securities laws and that, pursuant to these laws, the Purchaser must hold the Forward Purchase Shares indefinitely unless they are registered with the Securities and Exchange Commission and qualified by state authorities, or an exemption from such registration and qualification requirements is available. The Purchaser acknowledges that the Company has no obligation to register or qualify the Forward Purchase Shares for resale, except as provided herein (the “Registration Rights”). The Purchaser further acknowledges that if an exemption from registration or qualification is available, it may be conditioned on various requirements including, but not limited to, the time and manner of sale, the holding period for the Forward Purchase Shares, and on requirements relating to the Company which are outside of the Purchaser’s control, and which the Company is under no obligation and may not be able to satisfy.

(h)     No Public Market. The Purchaser understands that no public market now exists for the Forward Purchase Shares, and that the Company has made no assurances that a public market will ever exist for the Forward Purchase Shares.

(i)     High Degree of Risk. The Purchaser understands that its agreement to purchase the Forward Purchase Shares involves a high degree of risk which could cause the Purchaser to lose all or part of its investment.

(j)     Accredited Investor. The Purchaser is an accredited investor as defined in Rule 501(a) of Regulation D promulgated under the Securities Act.

(k)     No General Solicitation. Neither the Purchaser, nor, to its knowledge, any of its officers, directors, employees, agents, stockholders or partners has either directly or indirectly, including, through a broker or finder (i) engaged in any general solicitation, or (ii) published any advertisement in connection with the offer and sale of the Forward Purchase Shares.

(l)     Residence. The Purchaser’s principal place of business is the office or offices located at the address of the Purchaser set forth on the signature page hereof.

(m)     Adequacy of Financing. The Purchaser has available to it sufficient funds to satisfy its obligations under this Agreement.

(n)     No Other Representations and Warranties; Non-Reliance. Except for the specific representations and warranties contained in this Section 2 and in any certificate or agreement delivered pursuant hereto, none of the Purchaser nor any person acting on behalf of the Purchaser nor any of the Purchaser’s affiliates (the “Purchaser Parties”) has made, makes or shall be deemed to make any other express or implied representation or warranty with respect to the Purchaser and this offering, and the Purchaser Parties disclaim any such representation or warranty. Except for the specific representations and warranties expressly made by the Company in Section 3 of this Agreement and in any certificate or agreement delivered pursuant hereto, the Purchaser Parties specifically disclaim that they are relying upon any other representations or warranties that may have been made by the Company, any person on behalf of the Company or any of the Company’s affiliates (collectively, the “Company Parties”).

3.     Representations and Warranties of the Company. The Company represents and warrants to the Purchasers as follows:

(a)     Organization and Corporate Power. The Company is a corporation duly incorporated and validly existing and in good standing as a corporation under the laws of the State of Delaware and has all requisite corporate power and authority to carry on its business as presently conducted and as proposed to be conducted. The Company has no subsidiaries.

(b)     Capitalization. On the date hereof, the authorized share capital of the Company consists of:

(i)     3,000,000,000 Class A Shares, [●] of which are issued and outstanding.

(ii)     20,000,000 Class B Shares, none of which are issued and outstanding.

(iii)     1,000,000 preferred shares, none of which are issued and outstanding.

(c)     Authorization. All corporate action required to be taken by the Company’s Board of Directors and stockholders in order to authorize the Company to enter into this Agreement and to issue the Forward Purchase Shares has been taken or will be taken prior to the closing of the purchase and sale thereof (each, a “Forward Closing”). All action on the part of the stockholders, directors and officers of the Company necessary for the execution and delivery of this Agreement, the performance of all obligations of the Company under this Agreement to be performed as of a Forward Closing, and the issuance and delivery of the Forward Purchase Shares has been taken or will be taken prior to a Forward Closing. This Agreement, when executed and delivered by the Company, shall constitute the valid and legally binding obligation of the Company, enforceable against the Company in accordance with its terms except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, or other laws of general application relating to or affecting the enforcement of creditors’ rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies, or (iii) to the extent the indemnification provisions contained in the Registration Rights may be limited by applicable federal or state securities laws.

(d)     Valid Issuance of Securities. The Forward Purchase Shares, when issued, sold and delivered in accordance with the terms and for the consideration set forth in this Agreement, will be validly issued, fully paid and nonassessable, as applicable, and free of all preemptive or similar rights, taxes, liens, encumbrances and charges with respect to the issue thereof and restrictions on transfer other than restrictions on transfer specified under this Agreement, applicable state and federal securities laws and liens or encumbrances created by or imposed by the Purchaser. Assuming the accuracy of the representations of the Purchasers in this Agreement and subject to the filings described in Section 3(e) below, the Forward Purchase Shares will be issued in compliance with all applicable federal and state securities laws.

(e)     Governmental Consents and Filings. Assuming the accuracy of the representations made by the Purchasers in this Agreement, no consent, approval, order or authorization of, or registration, qualification, designation, declaration or filing with, any federal, state or local governmental authority is required on the part of the Company in connection with the consummation of the transactions contemplated by this Agreement, except for filings pursuant to applicable state securities laws, if any, and pursuant to the Registration Rights.

(f)     Compliance with Other Instruments. The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated by this Agreement will not result in any violation or default of any provisions of the Charter, bylaws or other governing documents of the Company, (ii) of any instrument, judgment, order, writ or decree to which the Company is a party or by which it is bound, (iii) under any note, indenture or mortgage to which the Company is a party or by which it is bound, (iv) under any lease, agreement, contract or purchase order to which the Company is a party or by which it is bound or (v) of any provision of federal or state statute, rule or regulation applicable to the Company, in each case (other than clause (i)) which would have a material adverse effect on the Company or its ability to consummate the transactions contemplated by this Agreement.

(g)     No General Solicitation. Neither the Company, nor any of its officers, directors, employees, agents or stockholders has either directly or indirectly, including, through a broker or finder (i) engaged in any general solicitation, or (ii) published any advertisement in connection with the offer and sale of the Forward Purchase Shares.

(h)     No Other Representations and Warranties; Non-Reliance. Except for the specific representations and warranties contained in this Section 3 and in any certificate or agreement delivered pursuant hereto, none of the Company Parties has made, makes or shall be deemed to make any other express or implied representation or warranty with respect to the Company (including with respect to its previous business activities), this offering, or a potential Business Combination, and the Company Parties disclaim any such representation or warranty. Except for the specific representations and warranties expressly made by the Purchasers in Section 2 of this Agreement and in any certificate or agreement delivered pursuant hereto, the Company Parties specifically disclaim that they are relying upon any other representations or warranties that may have been made by the Purchaser Parties.

4.     Transfer. All of the Purchasers’ rights and obligations hereunder with respect to the Elective Purchase (including the Purchasers’ right to exercise the Elective Purchase) may be transferred or assigned, at any time and from time to time and in whole or in part, to any entity that is managed by Pershing Square Capital Management, L.P., but not to other third parties (each such transferee or assignee, a “Transferee”). Upon any such transfer or assignment:

(a)     the applicable Transferee shall execute a signature page to this Agreement, substantially in the form of the Purchasers’ signature page hereto (the “Joinder Agreement”), which shall reflect the number of Forward Purchase Shares such Transferee shall have the right to purchase (the “Transferee Securities”), and, upon such execution, such Transferee shall have all the same rights and obligations of the Purchasers hereunder with respect to the Transferee Securities, and references herein to the “Purchasers” shall be deemed to refer to and include any such Transferee with respect to such Transferee and to its Transferee Securities; provided, that any representations, warranties, covenants and agreements of the Purchasers and any such Transferee shall be several and not joint and shall be made as to the Purchasers or any such Transferee, as applicable, as to itself only; and

(b)     upon a Transferee’s execution and delivery of a Joinder Agreement, the number of Forward Purchase Shares permitted to be purchased by the Purchasers in the Elective Purchase hereunder shall be reduced by the total number of Forward Purchase Shares permitted to be purchased by the applicable Transferee pursuant to the applicable Joinder Agreement, which reduction shall be evidenced by the Purchasers and the Company amending Schedule A to this Agreement to reflect each transfer. For the avoidance of doubt, this Agreement need not be amended and restated in its entirety, but only Schedule A need be so amended and updated and executed by each of the Purchasers and the Company upon the occurrence of any such transfer of Transferee Securities.

5.     Additional Agreements and Acknowledgements of the Purchasers.

(a)     Voting. Each Purchaser hereby agrees that if the Company seeks stockholder approval of a proposed Business Combination, then in connection with such proposed Business Combination, such Purchaser shall vote any Class A Shares owned by it in favor of any proposed Business Combination.

(b)     No Short Sales. Each Purchaser hereby agrees that neither it, nor any person or entity acting on its behalf or pursuant to any understanding with it, will engage in any Short Sales with respect to securities of the Company prior to the Business Combination Closing. For purposes of this Section, “Short Sales” shall include, without limitation, all “short sales” as defined in Rule 200 promulgated under Regulation SHO under the Exchange Act, and all types of direct and indirect stock pledges (other than pledges in the ordinary course of business as part of prime brokerage arrangements), forward sale contracts, options, puts, calls, swaps and similar arrangements (including on a total return basis), each of such foregoing instruments that is naked short, and short sales and other short transactions through non-U.S. broker dealers or foreign regulated brokers.

6.     Listing. The Company will use commercially reasonable efforts to effect and maintain the listing of the Class A Shares on the New York Stock Exchange (or another national securities exchange).

7.     Forward Closing Conditions.

(a)     The obligation of each Purchaser to purchase the Forward Purchase Shares at a Forward Closing under this Agreement shall be subject to the fulfillment, at or prior to such Forward Closing of each of the following conditions, any of which, to the extent permitted by applicable laws, may be waived by the Purchaser:

(i)     (A) With respect to a Forward Closing occurring on the date of the Business Combination Closing, the Business Combination shall be consummated substantially concurrently with the purchase of the Forward Purchase Shares and (B) with respect to a Forward Closing occurring prior to the date of the Business Combination Closing, Purchasers shall not have delivered to the Company a revocation of the Election Notice with respect to such Forward Purchase;

(ii)     The Company shall have delivered to the Purchasers a certificate evidencing the Company’s good standing as a Delaware corporation;

(iii)     The representations and warranties of the Company set forth in Section 3 of this Agreement shall have been true and correct as of the date hereof and shall be true and correct as of such Forward Closing Date, as applicable, with the same effect as though such representations and warranties had been made on and as of such date (other than any such representation or warranty that is made by its terms as of a specified date, which shall be true and correct as of such specified date), except where the failure to be so true and correct would not have a material adverse effect on the Company or its ability to consummate the transactions contemplated by this Agreement;

(iv)     The Company shall have performed, satisfied and complied in all material respects with the covenants, agreements and conditions required by this Agreement to be performed, satisfied or complied with by the Company at or prior to such Forward Closing; and

(v)     No order, writ, judgment, injunction, decree, determination, or award shall have been entered by or with any governmental, regulatory, or administrative authority or any court, tribunal, or judicial, or arbitral body, and no other legal restraint or prohibition shall be in effect, preventing the purchase by the Purchasers of the Forward Purchase Shares.

(b)     The obligation of the Company to sell the Forward Purchase Shares at a Forward Closing under this Agreement shall be subject to the fulfillment, at or prior to such Forward Closing of each of the following conditions, any of which, to the extent permitted by applicable laws, may be waived by the Company:

(i)     (A) With respect to a Forward Closing occurring on the date of the Business Combination Closing, the Business Combination shall be consummated substantially concurrently with the purchase of the Forward Purchase Shares and (B) with respect to a Forward Closing occurring prior to the date of the Business Combination Closing, Purchasers shall not have delivered to the Company a revocation of the Election Notice with respect to such Forward Purchase;

(ii)     The representations and warranties of the Purchasers set forth in Section 2 of this Agreement shall have been true and correct as of the date hereof and shall be true and correct as of such Forward Closing Date, as applicable, with the same effect as though such representations and warranties had been made on and as of such date (other than any such representation or warranty that is made by its terms as of a specified date, which shall be true and correct as of such specified date), except where the failure to be so true and correct would not have a material adverse effect on the Purchasers or their ability to consummate the transactions contemplated by this Agreement;

(iii)     The Purchasers shall have performed, satisfied and complied in all material respects with the covenants, agreements and conditions required by this Agreement to be performed, satisfied or complied with by the Purchasers at or prior to such Forward Closing; and

(iv)     No order, writ, judgment, injunction, decree, determination, or award shall have been entered by or with any governmental, regulatory, or administrative authority or any court, tribunal, or judicial, or arbitral body, and no other legal restraint or prohibition shall be in effect, preventing the purchase by the Purchasers of the Forward Purchase Shares.

(c)     Termination. This Agreement (a) may be terminated at any time prior to the Termination Date only by the mutual written consent of the Company and the Purchasers and (b) shall terminate automatically on the date that is five (5) years after the date on which the Distribution is consummated (the “Termination Date”). Termination pursuant to this Section 8 shall not relieve either party from liabilities or damages arising out of fraud or willful breach by such party of any of its representations, warranties, covenants or agreements contained in this Agreement.

8.     General Provisions.

(a)     Notices. All notices and other communications given or made pursuant to this Agreement shall be in writing and shall be deemed effectively given upon the earlier of actual receipt, or (a) personal delivery to the party to be notified, (b) when sent, if sent by electronic mail or facsimile (if any) during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient’s next Business Day, (c) five (5) Business Days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (d) one (1) Business Day after deposit with a nationally recognized overnight courier, freight prepaid, specifying next Business Day delivery, with written verification of receipt. All communications sent to the Company shall be sent to: Pershing Square Tontine Holdings, Ltd., 787 Eleventh Avenue, 9th Floor, New York, New York 10019, Attention: Steve Milankov and emailed to milankov@persq.com, with a copy sent to the Company’s counsel at Cadwalader, Wickersham & Taft LLP, 200 Liberty Street, New York, New York 10281, Attention: Stephen Fraidin, Esq. and Gregory P. Patti, Jr., Esq., and emailed to stephen.fraidin@cwt.com and greg.patti@cwt.com.

All communications to the Purchasers shall be sent to the Purchasers’ address as set forth on the signature page hereof, or to such e-mail address, facsimile number (if any) or address as subsequently modified by written notice given in accordance with this Section 9(a).

(b)     No Finder’s Fees. Each of the parties represents that it neither is nor will be obligated for any finder’s fee or commission in connection with this transaction. The Purchasers agree to indemnify and to hold harmless the Company from any liability for any commission or compensation in the nature of a finder’s or broker’s fee arising out of this transaction (and the costs and expenses of defending against such liability or asserted liability) for which the Purchasers or their respective officers, employees or representatives is responsible. The Company agrees to indemnify and hold harmless the Purchasers from any liability for any commission or compensation in the nature of a finder’s or broker’s fee arising out of this transaction (and the costs and expenses of defending against such liability or asserted liability) for which the Company or any of its officers, employees or representatives is responsible.

(c)     Adjustments to Notional Amounts. In the event of any change to the capital structure of the Company, whether dilutive or otherwise, by way of a stock dividend or stock split, or any other dividend however described, the Forward Purchase Shares and the Purchase Price will be adjusted to account for such changes.

(d)     Survival of Representations and Warranties. All of the representations and warranties contained herein shall survive the consummation of the transactions contemplated by this Agreement or (subject to Section 8 herein) the termination hereof.

(e)     Entire Agreement. This Agreement, together with any documents, instruments and writings that are delivered pursuant hereto or referenced herein, constitute the entire agreement and understanding of the parties hereto in respect of its subject matter and supersedes all prior understandings, agreements, or representations by or among the parties hereto, written or oral, to the extent they relate in any way to the subject matter hereof or the transactions contemplated hereby.

(f)     Successors. All of the terms, agreements, covenants, representations, warranties, and conditions of this Agreement are binding upon, and inure to the benefit of and are enforceable by, the parties hereto and their respective successors. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

(g)     Assignments. Except as otherwise specifically provided herein, no party hereto may assign either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of the other party.

(h)     Counterparts. This Agreement may be executed in two or more counterparts, each of which will be deemed an original but all of which together will constitute one and the same instrument.

(i)     Headings. The section headings contained in this Agreement are inserted for convenience only and will not affect in any way the meaning or interpretation of this Agreement.

(j)     Governing Law. This Agreement, the entire relationship of the parties hereto, and any litigation between the parties (whether grounded in contract, tort, statute, law or equity) shall be governed by, construed in accordance with, and interpreted pursuant to the laws of the State of New York, without giving effect to its choice of laws principles.

(k)     Jurisdiction. The parties (i) hereby irrevocably and unconditionally submit to the jurisdiction of the state courts of New York and to the jurisdiction of the United States District Court for the Southern District of New York for the purpose of any suit, action or other proceeding arising out of or based upon this Agreement, (b) agree not to commence any suit, action or other proceeding arising out of or based upon this Agreement except in state courts of New York or the United States District Court for the Southern District of New York, and (c) hereby waive, and agree not to assert, by way of motion, as a defense, or otherwise, in any such suit, action or proceeding, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the suit, action or proceeding is brought in an inconvenient forum, that the venue of the suit, action or proceeding is improper or that this Agreement or the subject matter hereof may not be enforced in or by such court.

(l)     Waiver of Jury Trial. The parties hereto hereby waive any right to a jury trial in connection with any litigation pursuant to this Agreement and the transactions contemplated hereby.

(m)     Amendments. This Agreement may not be amended, modified or waived as to any particular provision, except with the prior written consent of the Company and the Purchaser.

(n)     Severability. The provisions of this Agreement will be deemed severable and the invalidity or unenforceability of any provision will not affect the validity or enforceability of the other provisions hereof; provided that if any provision of this Agreement, as applied to any party hereto or to any circumstance, is adjudged by a governmental authority, arbitrator, or mediator not to be enforceable in accordance with its terms, the parties hereto agree that the governmental authority, arbitrator, or mediator making such determination will have the power to modify the provision in a manner consistent with its objectives such that it is enforceable, and/or to delete specific words or phrases, and in its reduced form, such provision will then be enforceable and will be enforced.

(o)     Expenses. Each of the Company and the Purchasers will bear its own costs and expenses incurred in connection with the performance of this Agreement and the consummation of the transactions contemplated hereby, including all fees and expenses of agents, representatives, financial advisors, legal counsel and accountants. The Company shall be responsible for the fees of its transfer agent, stamp taxes and all The Depository Trust Company fees associated with the issuance of the Forward Purchase Shares.

(p)     Construction. The parties hereto have participated jointly in the negotiation and drafting of this Agreement. If an ambiguity or question of intent or interpretation arises, this Agreement will be construed as if drafted jointly by the parties hereto and no presumption or burden of proof will arise favoring or disfavoring any party hereto because of the authorship of any provision of this Agreement. Any reference to any federal, state, local, or foreign law will be deemed also to refer to law as amended and all rules and regulations promulgated thereunder, unless the context requires otherwise. The words “include,” “includes,” and “including” will be deemed to be followed by “without limitation.” Pronouns in masculine, feminine, and neuter genders will be construed to include any other gender, and words in the singular form will be construed to include the plural and vice versa, unless the context otherwise requires. The words “this Agreement,” “herein,” “hereof,” “hereby,” “hereunder,” and words of similar import refer to this Agreement as a whole and not to any particular subdivision unless expressly so limited. The parties hereto intend that each representation, warranty, and covenant contained herein will have independent significance. If any party hereto has breached any representation, warranty, or covenant contained herein in any respect, the fact that there exists another representation, warranty or covenant relating to the same subject matter (regardless of the relative levels of specificity) which such party hereto has not breached will not detract from or mitigate the fact that such party hereto is in breach of the first representation, warranty, or covenant.

(q)     Waiver. No waiver by any party hereto of any default, misrepresentation, or breach of warranty or covenant hereunder, whether intentional or not, may be deemed to extend to any prior or subsequent default, misrepresentation, or breach of warranty or covenant hereunder or affect in any way any rights arising because of any prior or subsequent occurrence.

(r)     Specific Performance. The Purchasers agree that irreparable damage may occur in the event any provision of this Agreement was not performed by the Purchasers in accordance with the terms hereof and that the Company shall be entitled to seek specific performance of the terms hereof, in addition to any other remedy at law or equity.

[Signature Page Follows]

IN WITNESS WHEREOF, the undersigned have executed this Agreement to be effective as of the date first set forth above.

PURCHASERS:

PERSHING SQUARE, L.P.

By:	Pershing Square Capital Management, L.P.,
its Investment Manager

By:	PS Management, GP, LLC, its General
Partner

By:
	Name:	William A. Ackman
	Title:	Managing Member

Address for Notices:	787 Eleventh Avenue,
9th Floor,
New York, NY 10019

PERSHING SQUARE INTERNATIONAL, LTD.

By:	Pershing Square Capital Management, L.P.,
its Investment Manager

By:	PS Management, GP, LLC, its General
Partner

By:
	Name:	William A. Ackman
	Title:	Managing Member

Address for Notices:	787 Eleventh Avenue,
9th Floor,
New York, NY 10019

PERSHING SQUARE HOLDINGS, LTD.

By:	Pershing Square Capital Management, L.P.,
its Investment Manager

By:	PS Management, GP, LLC, its General
Partner

By:
Name: William A. Ackman
Title: Managing Member

Address for Notices:	787 Eleventh Avenue,
9th Floor,
New York, NY 10019

COMPANY:

PERSHING SQUARE TONTINE HOLDINGS, LTD.

By:
Name: William A. Ackman
Title: Chairman and Chief Executive Officer

SCHEDULE A

SCHEDULE OF TRANSFERS OF FORWARD PURCHASE SHARES

(ELECTIVE PURCHASE)

The following transfers of a portion of the original number of Forward Purchase Shares have been made:

Date of Transfer	Transferee	Number of Forward Purchase Shares Transferred	Purchaser Revised Forward Purchase Share Amount

TO BE EXECUTED UPON ANY ASSIGNMENT OR FINAL DETERMINATION OF FORWARD PURCHASE SHARES:

Schedule A as of , 202[    ], accepted and agreed to as of this day of , 202[    ] by:

PERSHING SQUARE TONTINE HOLDINGS, LTD.

By:

By:
Name:
Title:

Exhibit B

Amendment to Sponsor Warrant Agreement

This Amendment (this “Amendment”) to the Sponsor Warrant Agreement, dated as of July 21, 2020 (the “Agreement”), by and between Pershing Square Tontine Holdings, Ltd., a Delaware corporation (“Pershing Square Tontine Holdings”), and Continental Stock Transfer & Trust Company, a New York corporation, as warrant agent (the “Warrant Agent”), is entered into as of [●]1, 2021 (the “Effective Date”). Capitalized terms used but not defined herein shall have the respective meanings given to them in the Agreement.

Recitals

A.     Pershing Square Tontine Holdings, the Warrant Agent and Pershing Square TH Sponsor, LLC, a Delaware limited liability company (the “Sponsor” and, together with Pershing Square Tontine Holdings and the Warrant Agent, the “Parties”), wish to amend the Agreement as provided herein.

B.     The Sponsor is the only Registered Holder of Warrants, and Section 8.9 of the Agreement authorizes this Amendment if the Sponsor consents in writing thereto.

C.     The Sponsor has approved the Amendment, and its execution hereof constitutes its written consent thereto.

D.     Accordingly, the amendments specified in this Amendment are effective as of the Effective Date.

Amendments

Section	1.1 Amendments to Certain Defined Terms.

(a)

The definition of “Business Combination” in the Agreement is hereby amended to exclude the purchase of shares of Universal Music Group B.V. pursuant to the Share Purchase Agreement, dated as of June 20, 2021, between Vivendi S.E., a corporation (société européenne) incorporated under the laws of France, and Pershing Square Tontine Holdings.

(b)	The definition of Forward Purchase Agreement in the Agreement is hereby amended to refer to the Forward Purchase Agreement as amended as of the Effective Date.

(c)	The definition of Director Warrants in the Agreement is hereby amended to refer to the Director Warrants as amended as of the Effective Date.

[1]

NTD: Insert the date shortly before the purchase of UMG shares on which the Pershing Square fund forward purchase agreement is amended to provide that it continues on after that purchase for the unused amounts.

(d)	References in the body of the Agreement to Forward Purchase Warrants and Redeemable Warrants shall be disregarded.

(e)	References in the body of the Agreement to Forward Purchase Units shall be deemed to be references to Forward Purchase Shares.

Section 1.2 Amendment to Warrant Price. Each reference to $24 in Section 3.1 of and Exhibit A to the Agreement (and in any Sponsor Warrant Certificate) is hereby amended to be a reference to an amount equal to 120% of the Net Asset Value (as that term is defined for purposes of the final purchase in the Forward Purchase Agreement as amended as of the Effective Date).

Section 1.3 No Other Amendments. Except to the extent amended hereby, the provisions of the Agreement shall remain in full force and effect.

Section 1.4 Incorporated Provisions. Sections 8.3 (Applicable Law), 8.7 (Counterparts), 8.8 (Effect of Headings) and 8.10 (Severability) of the Agreement are incorporated herein by reference, mutatis mutandis.

[Signature page follows]

IN WITNESS WHEREOF, the Parties have caused this Amendment to be duly executed as of the date first above written, and upon such execution the amendments set forth in this Amendment shall become effective.

PERSHING SQUARE TONTINE HOLDINGS, LTD.

By:
Name:
Title:

CONTINENTAL STOCK TRANSFER & TRUST COMPANY, as Warrant Agent

By:
Name:
Title:

PERSHING SQUARE TH SPONSOR, LLC

By:
Pershing Square Capital Management,
LP, its Manager

By:
Pershing Management GP, LLC, its
General Partner

By:
Name:
Title:

Exhibit C

Amendment to Director Warrant Agreement

This Amendment (this “Amendment”) to the Director Warrant Agreement, dated as of July 21, 2020 (the “Agreement”), by and between Pershing Square Tontine Holdings, Ltd., a Delaware corporation (“Pershing Square Tontine Holdings”), and Continental Stock Transfer & Trust Company, a New York corporation, as warrant agent (the “Warrant Agent”), is entered into as of [●]1, 2021 (the “Effective Date”). Capitalized terms used but not defined herein shall have the respective meanings given to them in the Agreement.

Recitals

A.     Pershing Square Tontine Holdings, the Warrant Agent and the undersigned Registered Holders of Director Warrants (the “Director Holders” and, together with Pershing Square Tontine Holdings and the Warrant Agent, the “Parties”), wish to amend the Agreement as provided herein.

B.     The Director Holders are the only Registered Holders of Warrants, and Section 8.9 of the Agreement authorizes this Amendment if the Director Holders consent in writing thereto.

C.     The Director Holders have approved the Amendment, and their execution hereof constitutes their written consent thereto.

D.     Accordingly, the amendments specified in this Amendment are effective as of the Effective Date.

Amendments

Section	1.1 Amendments to Certain Defined Terms.

(a)

The definition of “Business Combination” in the Agreement is hereby amended to exclude the purchase of shares of Universal Music Group B.V. pursuant to the Share Purchase Agreement, dated as of June 20, 2021, between Vivendi S.E., a corporation (société européenne) incorporated under the laws of France, and Pershing Square Tontine Holdings.

(b)	The definition of Forward Purchase Agreement in the Agreement is hereby amended to refer to the Forward Purchase Agreement as amended as of the Effective Date.

[1]

NTD: Insert the date shortly before the purchase of UMG shares on which the Pershing Square fund forward purchase agreement is amended to provide that it continues on after that purchase for the unused amounts.

(c)	The definition of Sponsor Warrants in the Agreement is hereby amended to refer to the Sponsor Warrants as amended as of the Effective Date.

(d)	References in the body of the Agreement to Forward Purchase Warrants and Redeemable Warrants shall be disregarded.

(e)	References in the body of the Agreement to Forward Purchase Units shall be deemed to be references to Forward Purchase Shares.

Section 1.2     Amendment to Number of Director Warrant Shares. The first occurrence of the phrase “the product of” in the formula defining the number of Director Warrant Shares for which a Director Warrant is initially exercisable as it appears in Section 3.1(a) of and Exhibit A to the Agreement (and in any executed Director Warrant Certificate) is hereby amended to read “27.5118% of the product of”.

Section 1.3     Amendment to Warrant Price. Each reference to $24 in Section 3.1 of and Exhibit A to the Agreement (and in any executed Director Warrant Certificate) is hereby amended to be a reference to an amount equal to 120% of the Net Asset Value (as that term is defined for purposes of the final purchase in the Forward Purchase Agreement as amended as of the Effective Date).

Section 1.4     Amendment to Section 6 Requiring Issuance of Shares. Section 6 of the Agreement is hereby amended to add to the end thereof a new Section 6.5 that reads in its entirety as follows:

Section 6.5 Issuance of Shares on or After Effective Date of Amendment. Pershing Square Tontine Holdings shall, on or as promptly as practicable after [●], 20212 (the “Amendment Effective Date”), issue to the Registered Holders, pro rata in accordance with the respective purchase prices they initially paid for their Director Warrants, an aggregate of 1,167,450 shares of Common Stock. The shares issuable to each Registered Holder as required by the preceding sentence shall be (a) rounded down if necessary to the nearest whole share in order to avoid the issuance of fractional shares, (b) validly issued, fully paid and nonassessable and (c) registered in such name or names as directed by such Registered Holder. Such shares (and any securities distributed in respect thereof, including without limitation the ordinary shares of Universal Music Group B.V. expected to be distributed on such shares in due course after the Effective Date) shall be subject to the restrictions on transfer applicable to Director Warrant Shares as specified in Section 2.7 of this Agreement (except that for purposes of applying those restrictions to such shares and securities, the period referred to in Section 2.7(i) shall be deemed to be three years after the Amendment Effective Date). Such shares shall bear a customary legend referring to such restrictions as well as applicable restrictions under the securities laws) and shall be treated as having been issued on exercise of Director Warrants for purposes of the Registration Rights Agreement referred to in Section 6.4(a) of this Agreement.

[2]	NTD: Insert Effective Date of this Amendment.

Section 1.5     No Other Amendments. Except to the extent amended hereby, the provisions of the Agreement shall remain in full force and effect.

Section 1.6     Incorporated Provisions. Sections 8.3 (Applicable Law), 8.7 (Counterparts), 8.8 (Effect of Headings) and 8.10 (Severability) of the Agreement are incorporated herein by reference, mutatis mutandis.

[Signature page follows]

IN WITNESS WHEREOF, the Parties have caused this Amendment to be duly executed as of the date first above written, and upon such execution the amendments and agreements set forth in this Amendment shall become effective.

PERSHING SQUARE TONTINE HOLDINGS, LTD.

By:
Name:
Title:

CONTINENTAL STOCK TRANSFER & TRUST COMPANY, as Warrant Agent

By:
Name:
Title:

Lisa Gersh

Michael Ovitz

Jacqueline Reses

Joseph S. Steinberg

Exhibit 10.2

EXECUTION VERSION

REGISTRATION RIGHTS AGREEMENT

by and among

UNIVERSAL MUSIC GROUP B.V.,

PERSHING SQUARE TONTINE HOLDINGS, LTD.,

and

PERSHING SQUARE TH SPONSOR, LLC

Dated as of June 20, 2021

THIS REGISTRATION RIGHTS AGREEMENT (this “Agreement”) is made on June 20, 2021,

BY AND AMONG:

(1)

Universal Music Group B.V., a private company with limited liability organized under the laws of the Netherlands, having its official seat in the municipality of Hilversum, the Netherlands and registered with the Dutch trade register under number 81106661 (the “Company”);

(2)

Pershing Square Tontine Holdings, Ltd., a corporation incorporated under the laws of Delaware under file number 7957236, having its registered address at 787 Eleventh Avenue, Ninth Floor, New York, NY, 10019 United States of America (“Buyer”); and

(3)

Pershing Square TH Sponsor, LLC, a limited liability company incorporated under the laws of Delaware under file number 7957238, having its registered address at 787 Eleventh Avenue, 9th Floor, NY, NY 10019, USA (“Sponsor,” and together with Buyer, the Company and Seller (as defined below), collectively, the “Parties” or individually a “Party”).

RECITALS

WHEREAS:

(A)

Vivendi S.E., a corporation (société européenne) incorporated under the laws of France and registered in the Paris Trade and Companies Register (RCS) under number 343 134 763, having its registered address at 42, avenue de Friedland, 75008 Paris, France (the “Seller”), Buyer and Sponsor entered into discussions pursuant to which they intend to enter into that certain Share Purchase Agreement, [dated as of the date hereof] (the “Share Purchase Agreement”), regarding the purchase, by the Buyer of certain Ordinary Shares (the “Sale Shares”).

(B)	It is contemplated that all the Ordinary Shares of the Company will be admitted to trading on the regulated markets of Euronext Amsterdam N.V. (the “Listing”).

(C)

Concurrently with the Listing, Seller will distribute the Ordinary Shares it holds in the Company to holders of its outstanding shares through a dividend in kind or similar transaction in compliance with Applicable Laws (the “Seller Distribution”).

(D)

(E)

Following the execution of this Agreement, Buyer intends to undertake a tender offer for (i) its outstanding public warrants and (ii) the shares of Buyer’s Class A common stock held by its public stockholders in order to give effect to the redemption rights provided in Buyer’s Amended and Restated Certificate of Incorporation in connection with Buyer’s initial business combination (the “Buyer Tender Offers”) in relation to which Buyer intends to provide information regarding the Company which will be substantially similar to that which will be provided in a Registration Statement (as defined below).

(F)

Following the Listing, and conditional upon the effectiveness of a Registration Statement in respect of the Sale Shares (as defined below) Buyer will distribute all Sale Shares that it holds to the holders of Buyer’s outstanding shares as of a record date to be determined by Buyer (the “Buyer Distribution,” and such holders and beneficial owners, the “Buyer Distributees”).

(G)

In connection with the consummation of the foregoing transactions, the parties hereto desire to enter into this Agreement in order to grant certain registration rights to the Buyer Parties as set forth below.

AGREEMENT

NOW, THEREFORE, in consideration of the premises and the mutual covenants contained herein and other good and valid consideration, the receipt and sufficiency of which are hereby acknowledged, the parties to this Agreement hereby agree as follows:

Section 1. Definitions.

(a)    As used in this Agreement, the following terms shall have the following meanings:

“Adverse Disclosure” means any public disclosure of material non-public information, which disclosure, in the good faith judgment of the board of directors of the Company after consultation with the Company’s outside securities counsel, (i) would be required to be included in any Registration Statement or Prospectus in order for the applicable Registration Statement or Prospectus not to contain any Misstatement, (ii) would not be required to be made at such time if the Registration Statement were not being filed, and (iii) the Company has a bona fide business purpose for not making such information public at such time.

“Agreement” means this Registration Rights Agreement, as amended, modified or supplemented from time to time, in accordance with the terms hereof, together with any exhibits, schedules or other attachments hereto.

“Applicable Law” has the meaning set forth in the Share Purchase Agreement.

“Buyer Distributee” has the meaning set forth in the Recitals.

“Buyer Distribution” has the meaning set forth in the Recitals.

“Buyer Party” means each of Buyer and Sponsor.

“Buyer Tender Offers” has the meaning set forth in the Recitals.

“Company” has the meaning set forth in the Preamble and includes the Company’s successors by merger, acquisition, reorganization or otherwise.

“Company Information” has the meaning set forth in Section 4.

“control” (including the correlative meanings of the terms “controlled by” and “under common control with”), as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management policies of such Person, whether through the ownership of voting securities or by contract or otherwise

“Distribution Registration Statement” has the meaning set forth in Section 2(a).

“Equity Securities” means Ordinary Shares, shares of any other class of ordinary shares or common or preferred stock of the Company and any options, warrants, rights or securities of the Company convertible into or exchangeable for Ordinary Shares or common or preferred stock of the Company.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Filing Target” has the meaning set forth in Section 2(a).

“Governmental Entity” means any United States or foreign (i) federal, state, local, municipal or other government, (ii) governmental or quasi-governmental entity of any nature (including, without limitation, any governmental agency, branch, department, official or entity and any court or other tribunal) or (iii) body exercising or entitled to exercise any administrative, executive, judicial, legislative, police, regulatory or taxing authority or power of any nature, including, without limitation, any arbitral tribunal.

“Listing” has the meaning set forth in the Recitals.

“Misstatement” has the meaning set forth in Section 2(d)(vii).

“Ordinary Shares” means the ordinary shares, par value €10 per share, of the Company and any other shares of stock issued or issuable with respect thereto (whether by way of a stock dividend or stock split or in exchange for or upon conversion of such shares or otherwise in connection with a combination of shares, distribution, recapitalization, merger, consolidation, other corporate reorganization or other similar event).

“Person” means any natural person, corporation, partnership, limited liability company, joint venture, association, joint-stock company, trust, foundation, unincorporated organization or government or other agency or political subdivision thereof.

“Prospectus” means the prospectus or prospectuses (whether preliminary or final) included in any Registration Statement and relating to the Sale Shares, as amended or supplemented and including all material incorporated by reference in such prospectus or prospectuses.

“Registration Statement” means any registration statement of the Company (or any Person which directly or indirectly controls the Company) under the Securities Act on any appropriate form under the Securities Act for the distribution or resale of the Sale Shares in the manner contemplated by this Agreement, including the Prospectus, all amendments and supplements to such Registration Statement, including post-effective amendments, all exhibits and all documents incorporated by reference in such Registration Statement.

“Resale Filing Target” has the meaning set forth in Section 2(b).

“Resale Registration Statement” has the meaning set forth in Section 2(b).

“Sale Shares” has the meaning set forth in the Recitals.

“SEC” means the Securities and Exchange Commission or any successor agency administering the Securities Act and the Exchange Act at the time.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Seller” has the meaning set forth in the Recitals.

“Seller Distribution” has the meaning set forth in the Recitals.

“Selling Expenses” means all selling commissions and stock transfer taxes applicable to the sale of the Sale Shares.

“Share Appreciation Trust” has the meaning set forth in the Recitals.

“Sponsor” has the meaning set forth in the Preamble.

“Transfer” means, when used as a noun, any direct or indirect, voluntary or involuntary, sale, disposition, hypothecation, mortgage, gift, pledge, assignment, attachment or other transfer (including the creation of any derivative or synthetic interest, including a participation or other similar interest) and, when used as a verb, voluntarily to directly or indirectly sell, dispose, hypothecate, mortgage, gift, pledge, assign, attach or otherwise transfer, in any case, whether by operation of law or otherwise.

“Tender Offer Documents” has the meaning set forth in Section 4.

(b) In addition to the above definitions, unless the context requires otherwise:

(i) The words “hereof”, “herein” and “hereunder” and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement.

(ii) The headings and other captions herein are included for convenience of reference only and shall be ignored in the construction or interpretation hereof.

(iii) References to Sections are to Sections of this Agreement unless otherwise specified.

(iv) Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular, unless the context otherwise requires.

(v) Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”, whether or not they are in fact followed by those words or words of like import.

(vi) “Writing”, “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form.

(vii) References to any law include any rules and regulations promulgated thereunder. References to “law”, “laws” or to a particular statute or law shall be deemed also to include any and all Applicable Law. References to any agreement or contract are to that agreement or contract as amended, modified or supplemented from time to time in accordance with the terms hereof and thereof; provided that with respect to any agreement or contract listed on any schedules hereto, all such amendments, modifications or supplements must also be listed in the appropriate schedule. References to any Person include the successors and permitted assigns of that Person.

(viii) The Parties have participated jointly in the negotiation and drafting of this Agreement and each has been represented by counsel of its choosing and, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as jointly drafted by the Parties and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provision of this Agreement.

Section 2. Registration.

(a) Distribution Registration Statement. Beginning on the earlier of (i) the Seller Distribution and (ii) October 1, 2021 (the “Filing Target”), the Company shall prepare and, as promptly thereafter as practicable, file with the SEC a Registration Statement registering the distribution of all Sale Shares in the Buyer Distribution (the “Distribution Registration Statement”), provided, that before filing the Distribution Registration Statement or any amendments or supplements thereto, the Company shall furnish to the Buyer Parties for such registration drafts of all documents proposed to be filed, which drafts shall be subject to review by counsel to the Buyer Parties, and give the Buyer Parties participating in such registration (i) a reasonable opportunity to comment on such documents; (ii) respond to such comments in good faith; and (iii) keep such Buyer Parties reasonably informed as to the registration process.

(b) Resale Registration Statement. If the Buyer determines, after consultation with counsel, that the Buyer would not be able to complete the Buyer Distribution under a Distribution Registration Statement then the Company shall cause to be filed as promptly as practicable a Registration Statement pursuant to Rule 415 under the Securities Act (the “Resale Registration Statement”), relating to the Sale Shares; provided that such Resale Registration Statement shall be filed, on or prior to the later of (1) sixty (60) days after the date on which the Buyer determines that the Distribution Registration Statement is not sufficient to effect the distribution of all Sale Shares in the Buyer Distribution and (2) the Filing Target (the “Resale Filing Target”), provided, that in connection with the Resale Registration Statement, the Company shall comply with the obligations under the proviso to subsection (a) of this Section 2 with respect to such resale registration; provided, further, that, if the filing of a Resale Registration Statement in respect of the Sale Shares at any time would require the Company to make an Adverse Disclosure, the Company may, upon giving prompt written notice of such action to the Buyer, delay the filing of, such Resale Registration Statement for the shortest period of time, but in no event for more than forty-five (45) days in the aggregate for all such delays, determined in good faith by the Company to be necessary for such purpose.

(c) Furnish Information. It is a condition precedent to the obligations of the Company to take any action pursuant to this Section 2 that the Buyer Parties shall furnish to the Company such information regarding themselves, the Sale Shares held by them and the intended method of disposition of such Sale Shares as shall be required to be included in any Registration Statement to timely effect the registration of the Sale Shares.

(d) Registration Procedures. The Company shall use its reasonable best efforts to effect and facilitate the registration, offering, distribution and, if required, resale, of such Sale Shares in accordance with this Section 2 as expeditiously as reasonably practicable and, pursuant thereto, the Company shall as expeditiously as reasonably practicable and as applicable:

(i) use its reasonable best efforts to (x) cause the Registration Statement filed pursuant to Section 2(a) to be declared effective by the SEC or otherwise become effective under the Securities Act as promptly as practicable after the filing thereof; (y) cause the Registration Statement filed pursuant to Section 2(b) to be declared effective by the SEC or otherwise become effective under the Securities Act as promptly as practicable after the filing thereof, and (z) keep any Registration Statement effective and in compliance with the Securities Act and useable for the offering and distribution and, if required, resale, of the Sale Shares (A) in the case of the Distribution Registration Statement, until such time as all Sale Shares have been distributed in the

Buyer Distribution, and (B) in the case of the Resale Registration Statement, until the earlier of (x) the date all Sale Shares have been sold or such Sale Shares can be sold without volume and manner of sale restrictions pursuant to Rule 144 under the Exchange Act or (y) 1 year following the effectiveness date of the Resale Registration Statement, in each of (A) and (B), including by filing successive replacement or renewal Registration Statements upon the expiration of such Registration Statement;

(ii) prepare and file with the SEC such amendments and supplements to any Registration Statement and any Prospectus used in connection with a Registration Statement as may be necessary to comply with the provisions of the Securities Act with respect to the disposition of the Sale Shares covered by any Registration Statement and to ensure that any Registration Statement and any Prospectus do not at any time include any untrue statement of material fact or omit to state any material fact required to be stated therein or necessary to make the statements included therein not misleading;

(iii) furnish to the Buyer Parties and the Buyer Distributees such number of copies of any Prospectus included in any Registration Statement (and any preliminary prospectus and any free writing prospectus (as defined in Rule 405 of the Securities Act)), in conformity with the requirements of the Securities Act, and such other documents as they may reasonably request in order to facilitate the disposition of the Sale Shares in the Buyer Distribution;

(iv) use its reasonable efforts to register and qualify the securities covered by any Registration Statement under such other securities or “blue sky” laws of such jurisdictions as shall be reasonably requested by the Buyer Parties, provided that the Company shall not be required in connection therewith or as a condition thereto to qualify to do business or to file a general consent to service of process in any such states or jurisdictions, unless the Company is already subject to service in such jurisdiction and except as may be required by the Securities Act;

(v) use its reasonable best efforts to cause all Sale Shares covered by any Registration Statement to be registered with or approved by such other Governmental Entities or self-regulatory bodies as may be necessary to enable each Buyer Party participating in the registration to consummate the disposition of such Sale Shares in accordance with the intended method or methods of disposition thereof;

(vi) promptly notify each Buyer Party:

(1) each time when any Registration Statement, any pre-effective amendment thereto, any Prospectus or any Prospectus supplement or any post-effective amendment to any Registration Statement has been filed and, with respect to any Registration Statement or any post-effective amendment thereto, when the same has become effective;

(2) of any oral or written comments by the SEC or of any request by the SEC for amendments or supplements to any Registration Statement or any Prospectus or for any additional information regarding the Buyer Parties or the Buyer Distributees;

(3) of the receipt by the Company of any notification with respect to the suspension of the qualification of any Sale Shares for sale under the applicable securities or blue sky laws of any jurisdiction.

(vii) notify the Buyer at any time prior to the Buyer Distribution or resale of Sale Shares of (x) the issuance of any stop order by the SEC in respect of any Registration Statement, or (y) the happening of any event as a result of which any Prospectus included in any Registration Statement, as then in effect, includes an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein not misleading (such statement or omission, a “Misstatement”); as soon as reasonably practicable at the request of the Buyer, file and furnish to the Buyer and Buyer Distributees a supplement or amendment to such Prospectus or free writing prospectus (to the extent prepared by or on behalf of the Company) such that any Prospectus used in connection with the Buyer Distribution or resale of Sale Shares will not contain a Misstatement (and each of the Buyer Parties shall forthwith discontinue disposition of the Sale Shares upon receipt of the notice set forth in this Section 2(d)(vii) until such supplement or amendment or free writing prospectus has so been furnished to the Buyer and Buyer Distributees and until the Company has advised the Buyer in writing that the use of the Registration Statement and Prospectus may be resumed) provided, that, in the case of a Resale Registration Statement, if the continued use of the Resale Registration Statement in respect of the Sale Shares at any time would require the Company to make an Adverse Disclosure, the Company may, upon giving prompt written notice of such action to the Buyer, suspend use of, such Resale Registration Statement for the shortest period of time, but in no event for more than forty-five (45) days in the aggregate for all such suspensions, determined in good faith by the Company to be necessary for such purpose;

(viii) (i) furnish, on the date that any Registration Statement becomes effective, an opinion letter, dated as of such date, of the counsel representing the Company for the purposes of such registration, in form and substance as is customarily given to underwriters in an underwritten public offering and reasonably satisfactory to the Buyer, addressed to the Buyer; provided that, for the avoidance of doubt, such opinion letter shall not be required to include any negative assurance or other opinion regarding the disclosures in the Registration Statement and (ii) use reasonable efforts to obtain and furnish, on the date that any Registration Statement becomes effective, letters dated as of the effective date of any Registration Statement, from the independent certified public accountants of the Company, in form and substance as is customarily given by independent certified public accountants to underwriters in an underwritten public offering and reasonably satisfactory to the Buyer, addressed to the Buyer;

(ix) cause the Sale Shares to be listed on each securities exchange on which the Ordinary Shares are then listed or, if the Ordinary Shares are not then listed on any securities exchange, cause the Sale Shares to be listed on the regulated markets of Euronext Amsterdam N.V. (or any other internationally recognized securities exchange mutually agreed upon by the Parties);

(x) cooperate with the Buyer Parties to facilitate the timely preparation and delivery of certificates representing Sale Shares to be sold and not bearing any restrictive legends;

(xi) not later than the effective date of the applicable registration statement, provide a CUSIP or ISIN number for the Sale Shares;

(xii) make available for inspection by the Buyer Parties and any attorney, accountant or other agent retained by the Buyer Parties, all corporate documents, financial and other records relating to the Company and its business reasonably requested by the Buyer Parties, cause the Company’s officers, directors, employees and independent accountants to supply all information reasonably requested by the Buyer Parties and any attorney, accountant or other agent retained by the Buyer Parties in connection with the Buyer Distribution and make senior management of the

Company and the Company’s independent accountants available for customary due diligence and drafting sessions; provided, that any Person gaining access to information or personnel of the Company pursuant to this Section 2(c)(xii) shall (i) reasonably cooperate with the Company to limit any resulting disruption to the Company’s business and (ii) protect the confidentiality of any information regarding the Company which the Company determines in good faith to be confidential and of which determination such Person is notified, unless such information (A) is or becomes known to the public without a breach of this Agreement, (B) is or becomes available to such Person on a non-confidential basis from a source other than the Company, (C) is independently developed by such Person, (D) is requested or required by a deposition, interrogatory, request for information or documents by a Governmental Entity, subpoena or similar process or (E) is otherwise required to be disclosed by law;

(xiii) provide and cause to be maintained a transfer agent and registrar for all Sale Shares covered by any Registration Statement from and after a date not later than the effective date of such Registration Statement; and

(xiv) otherwise use its reasonable best efforts to take or cause to be taken all other actions necessary or reasonably advisable to effect the registration, offering and distribution, and, if required, resale of such Sale Shares contemplated by this Agreement.

Section 3. Registration Expenses. The Company shall pay directly or promptly reimburse all costs, fees and expenses (other than Selling Expenses and other than the expenses payable by the Buyer Parties pursuant to the last sentence of this Section 3) incident to the Company’s performance of or compliance with this Agreement, including, without limitation, (i) all fees and expenses associated with filings to be made with, or the listing of any Sale Shares on, any securities exchange or over-the-counter trading market on which the Sale Shares are to be listed or quoted; (ii) all fees and expenses of complying with non-U.S. securities laws (including fees and disbursements of counsel for the Company in connection therewith); (iii) all transfer agent’s and registrar’s fees; (iv) all fees and expenses of counsel to the Company; and (v) all fees and expenses of the Company’s independent public accountants (including any fees and expenses arising from any special audits or “comfort letters”) and any other Persons retained by the Company in connection with or incident to any registration of Sale Shares pursuant to this Agreement. The Buyer Parties shall pay (i) all SEC and other registration and filing fees; (ii) any costs in connection with distributing Prospectuses in preliminary and final form as well as any supplements thereto); and (iii) the fees and expenses of any counsel engaged by such Buyer Parties.

Section 4. Company Information.

(a) The Company hereby agrees that in connection with the Buyer Tender Offers and the preparation and filing of each Schedule TO and the documents included therewith (the “Tender Offer Documents”) in connection with the Buyer Tender Offers, the Company shall provide such information regarding its business, financial condition and results of operations and financial statements as is reasonably necessary under applicable securities laws for the preparation and filing of the Tender Offer Documents (the “Company Information”) including, without limitation the information set forth on Annex A.

(b) Further, the above-described Company Information shall (x) in the case of each of clauses (i) and (ii) set forth on Annex A be prepared under International Financial Reporting Standards, and audited or reviewed as the case may be by the Company’s independent registered public accounting firm, and (y) be consistent in all material respects with the information to be included in any listing prospectus prepared by the Company in connection with the listing by the Company of any of the Ordinary Shares and in any Registration Statement.

(c) In addition, the Company agrees that Buyer and its counsel and other representatives may make such further reasonable requests of the Company.

(d) Buyer hereby agrees that before filing the Tender Offer Documents or any amendments or supplements thereto, Buyer shall furnish to the Company drafts of all documents proposed to be filed that incorporate or reflect the Company Information and (i) give the Company a reasonable opportunity to comment on such documents; (ii) consider such comments in good faith; and (iii) keep such Company reasonably informed as to the Buyer Tender Offer process.

Section 5. Misstatements; Compliance with Securities Laws.

(a) The Company shall not (i) make or incorporate by reference (or cause to be made or incorporated by reference) any untrue statement of a material fact in any Registration Statement, Prospectus, preliminary Prospectus, free writing prospectus (as defined in Rule 405 under the Securities Act or any successor rule thereto) or any amendment thereof or supplement thereto or any document incorporated by reference therein; (ii) omit any material fact required to be stated in the foregoing materials or necessary to make the statements in such foregoing materials not misleading; or (iii) violate the Securities Act, the Exchange Act or any other applicable federal or state securities laws or any rules or regulations promulgated thereunder and relating to any action or inaction required of the Company in connection with any registration of the Sale Shares; provided, however that the foregoing covenant shall not apply to any information included or incorporated by reference in any Registration Statement, Prospectus, preliminary Prospectus, free writing prospectus (as defined in Rule 405 under the Securities Act or any successor rule thereto) or any amendment thereof or supplement thereto in reliance upon and in conformity with information furnished in writing to the Company by a Buyer Party for such purpose.

(b) No Buyer Party shall furnish to the Company any information in writing for use in (or to be incorporated by reference in) any Registration Statement, Prospectus, preliminary Prospectus, free writing prospectus (as defined in Rule 405 under the Securities Act or any successor rule thereto) or any amendment thereof or supplement thereto, that contains (i) any untrue statement of a material fact; or (ii) omits any material fact required to be stated in the foregoing materials or necessary to make the statements in such foregoing materials, in light of the circumstances in which they are made, not misleading.

Section 6. Miscellaneous.

(a) No Inconsistent Agreements. The Company represents and warrants that it has not entered into, and agrees that it will not enter into, any agreement with respect to its securities that violates or subordinates or is otherwise inconsistent with the rights granted to the Buyer Parties under this Agreement.

(b) Adjustments Affecting Sale Shares. The Company shall not take any action, or permit any change to occur, with respect to its Equity Securities which would materially and adversely affect the ability of the Buyer Parties or the Buyer Distributees to include such Sale Shares in a registration undertaken pursuant to this Agreement or which would materially and adversely affect the marketability of such Sale Shares (including effecting a stock split or a combination of shares that would reasonably be expected to have such an effect).

(c) Successors and Assigns.

(i) This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns and transferees. Neither this Agreement nor any right, benefit, remedy, obligation or liability arising hereunder may be assigned by any party without the prior written consent of the other parties, and any attempted assignment without such consent shall be null and void and of no effect, except that (i) the Company may assign this Agreement at any time in connection with a merger, acquisition, consolidation, sale of all or substantially all of the Company’s assets, reorganization or similar transaction involving the Company without the consent of the Buyer Parties and (ii) the Buyer Parties may assign this Agreement to any person to whom the Share Purchase Agreement is assigned in accordance therewith; provided, that the successor or acquiring Person agrees in writing to assume all of the Company’s rights and obligations under this Agreement.

(ii) In the event the Company engages in a merger, consolidation or corporate reorganization in which the Sale Shares are converted into securities of another company or contributed to another company, or if there are any changes in the Ordinary Shares by way of share split, stock dividend, combination or reclassification, appropriate arrangements will be made so that the registration rights provided under this Agreement continue to be provided to the Buyer Parties by the issuer of such securities. To the extent any new issuer, or any other company acquired by the Company in a merger or consolidation, was bound by registration rights obligations that would conflict with the provisions of this Agreement, the Company will, unless the Buyer Parties otherwise agree, use commercially reasonable efforts to modify any such “inherited” registration rights obligations so as not to interfere in any material respects with the rights provided under this Agreement.

(d) No Third Party Beneficiaries. This Agreement is for the sole benefit of the parties hereto and their respective successors and permitted assigns and transferees and nothing herein, express or implied, is intended to or shall confer upon any other Person any legal or equitable right, benefit or remedy of any nature whatsoever, under or by reason of this Agreement.

(e) Specific Performance. The Parties hereto agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof and that the Parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof, in addition to any other remedy to which they are entitled at law or in equity. In furtherance of the foregoing, each Party hereby waives, to the fullest extent permitted by Applicable Law, (i) any and all defenses to any action for specific performance hereunder, including any defense based on the claim that a remedy at law would be adequate, and (ii) any requirement to post a bond or other security as a prerequisite to obtaining equitable relief.

(f) Governing Law. This Agreement and any claim or controversy hereunder shall be governed by and construed in accordance with the laws of the State of New York without giving effect to the principles of conflict of laws that would otherwise require the application of the laws of any other jurisdiction.

(g) Consent to Jurisdiction, Venue and Service of Process.

(i) The Parties hereto agree that all disputes, legal actions, suits and proceedings arising out of or relating to this Agreement must be brought exclusively in the United States District Court for the Southern District of New York, the Supreme Court of the State of New York and the federal courts of the United States of America located in the State of New York (collectively the “Designated Courts”). Each Party hereby consents and submits to the exclusive jurisdiction of the Designated Courts. No legal action, suit or proceeding with respect to this Agreement may be brought in any other forum. Each Party hereby irrevocably waives all claims of immunity from jurisdiction, and any objection which such Party may now or hereafter have to the laying of venue of any suit, action or proceeding in any Designated Court, including any right to object on the basis that any dispute, action, suit or proceeding brought in the Designated Courts has been brought in an improper or inconvenient forum or venue.

(ii)    The Parties agree that delivery of any process, summons, notice or document to a party hereof in compliance with Section 7(i) of this Agreement shall be effective service of process for any action, suit or proceeding in a Designated Court with respect to any matters to which the Parties have submitted to jurisdiction as set forth above.

(h)    Waiver of Jury Trial. EACH PARTY HEREBY WAIVES ITS RESPECTIVE RIGHTS TO A TRIAL BY JURY OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OR RELATED TO THIS AGREEMENT IN ANY ACTION, PROCEEDING OR OTHER LITIGATION OF ANY TYPE BROUGHT BY ANY PARTY AGAINST ANY OTHER PARTY OR ANY AFFILIATE OF ANY OTHER SUCH PARTY, WHETHER WITH RESPECT TO CONTRACT CLAIMS, TORT CLAIMS OR OTHERWISE. THE PARTIES AGREE THAT ANY SUCH CLAIM OR CAUSE OF ACTION SHALL BE TRIED BY A COURT TRIAL WITHOUT A JURY. WITHOUT LIMITING THE FOREGOING, THE PARTIES FURTHER AGREE THAT THEIR RESPECTIVE RIGHT TO A TRIAL BY JURY IS WAIVED BY OPERATION OF THIS SECTION AS TO ANY ACTION, COUNTERCLAIM OR OTHER PROCEEDING WHICH SEEKS, IN WHOLE OR IN PART, TO CHALLENGE THE VALIDITY OR ENFORCEABILITY OF THIS AGREEMENT OR ANY PROVISION HEREOF. THIS WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS AGREEMENT.

(i)    Notices. All notices, requests and other communications to any Party shall be in writing in the English language and shall be deemed effectively given: (i) upon delivery to the Party to whom the same is directed, (ii) when sent by electronic mail (unless the sender receives a message indicating failure to deliver or a similar error message) if sent prior to 5:00 pm on a Business Day in the place of receipt; if not, then on the next Business Day in the place of receipt, (iii) five (5) Business Days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (iv) two (2) Business Days after deposit with an internationally recognized overnight courier, with written verification of receipt, in each case:

If to the Company:

Universal Music Group B.V.

‘s-Gravelandseweg 80,

1217 EW, Hilversum

The Netherlands

Attention: Vincent Vallejo

Phone:    +31658759846

E-Mail: vincent.vallejo@umusic.com

with a copy (which shall not constitute notice) to:

Freshfields Bruckhaus Deringer US LLP

601 Lexington Avenue, 31st Floor

New York, NY

United States of America

Attention: Sebastian L. Fain; Pamela L. Marcogliese

E-Mail: sebastian.fain@freshfields.com; pamela.marcogliese@freshfields.com

Freshfields Bruckhaus Deringer LLP

Strawinskylaan 10 1077 XZ

Amsterdam, The Netherlands

Attention: Dirk-Jan Smit

E-Mail: dirk-jan.smit@freshfields.com

If to Buyer:

Pershing Square Tontine Holdings, Ltd 787 Eleventh Avenue, 9th Floor

New York, NY 10019

United States of America Attention: Corporate Secretary

Email: milankov@persq.com

with a copy (which shall not constitute notice) to:

Sullivan & Cromwell LLP

125 Broad Street

New York, NY 10004

United States of America Attention: Joseph C Shenker, Scott D Miller and Olivier de Vilmorin

Email: shenkerj@sullcrom.com; millersc@sullcrom.com;

devilmorino@sullcrom.com

Cadwalader, Wickersham & Taft LLP

200 Liberty Street

New York, NY 10281

United States of America Attention: Stephen Fraidin and Gregory P. Patti, Jr.

Email: stephen.fraidin@cwt.com; greg.patti@cwt.com

If to Sponsor:

787 Eleventh Avenue, 9th Floor

New York, NY 10019

United States of America

with a copy (which shall not constitute notice) to:

Sullivan & Cromwell LLP

125 Broad Street

New York, NY 10004

United States of America Attention: Joseph C Shenker, Scott D Miller and Olivier de Vilmorin Email: shenkerj@sullcrom.com; millersc@sullcrom.com; devilmorino@sullcrom.com

Cadwalader, Wickersham & Taft LLP

200 Liberty Street

New York, NY 10281

United States of America

Attention: Stephen Fraidin and Gregory P. Patti, Jr.

Email: stephen.fraidin@cwt.com; greg.patti@cwt.com

Any Party may change or supplement the addresses given above or designate additional addresses by giving the other Parties written notice of the new address in the manner set forth above. If to any other Person made a party to this Agreement, to such address as is designated by such Person in the counterpart to this Agreement in the form attached hereto as Exhibit A.

(j) Counterparts; Effectiveness. This Agreement may be executed (including by facsimile transmission or by e-mail of .pdf attachment) in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective when each Party hereto shall have received a counterpart hereof signed by all of the other Parties hereto. Until and unless each Party has received a counterpart hereof signed by all of the other Parties hereto, this Agreement shall have no effect and no Party shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication).

(k) Entire Agreement. This Agreement, together with the Share Purchase Agreement and the Transaction Documents (as defined in the Share Purchase Agreement), constitute the entire agreement between the Parties with respect to the subject matter of this Agreement and supersede all prior agreements and understandings, both oral and written, between the Parties with respect to the subject matter covered hereby and thereby. Nothing in this Agreement shall have the effect of limiting or restricting any liability arising as a result of fraud.

(l) Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other Governmental Entity to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party. Upon such a determination, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

(m) Amendments; No Waivers; Cumulative Remedies.

(i) Any provision of this Agreement may be amended or waived if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each Party to this Agreement, or in the case of a waiver, by the Party against whom the waiver is to be effective.

(ii) No failure or delay by any Party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

(n) Further Assurances. Each party to this Agreement shall cooperate and take such action as may be reasonably requested by another party to this Agreement in order to carry out the provisions and purposes of this Agreement and the transactions contemplated hereby.

(o)    Termination. This Agreement shall terminate with respect to the Buyer Parties upon such time as such Buyer Party ceases to hold or beneficially own any Sale Shares, provided that the provisions of this Section 6 shall survive such termination.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date and year first above written.

UNIVERSAL MUSIC GROUP B.V.

By:	/s/ Gilles Alix
Name: Gilles Alix
Title: Board Member

By:	/s/ Vincent Vallejo
Name: Vincent Vallejo
Title: Deputy CEO

PERSHING SQUARE TONTINE HOLDINGS, LTD.

By:	/s/ William A. Ackman
Name: William A. Ackman
Title: Chief Executive Officer and Chairman

PERSHING SQUARE TH SPONSOR, LLC

By:	Pershing Square Capital Management, L.P., its Manager

By:	PS Management, GP, LLC, its General Partner

By:	/s/ William A. Ackman
Name: William A. Ackman
Title: Managing Member

[Signature Page to Registration Rights Agreement]

Annex A—Company Information

(i) (x) the audited consolidated balance sheets of the Company as of December 31, 2020 and 2019, and the related consolidated statements of income, shareholders’ equity, cash flows and related notes for the fiscal years ended December 31, 2020 and 20191 (the “Annual Financial Statements”);

(ii) if the Tender Offer Documents are filed more than 9 months following the end of the Company’s fiscal year, the unaudited consolidated balance sheet of the Company and the related statements of income, cash flows, shareholders’ equity for a period of at least six months of the current fiscal year, and the corresponding period of the prior fiscal year (which, in each case, are subject to normal year-end adjustments) and related condensed footnote disclosures;

(iii) information regarding the Company’s history and development, business, legal proceedings and properties (see SEC Form 20-F Items 4 and 10, as applicable) including a description of the business done and intended to be done by the Company including revenue-generating activities, products and/or services, and any dependence on revenue-generating activities, key products, services, product families or customers; resources material to the business (including intellectual property, human resources); capital expenditures; off-balance sheet arrangements; description of principal properties; description of legal proceedings;

(iv) risk factors for the Company’s business/operations (see SEC Form 20-F Item 3.D);

(v) operating and financial review and prospects for the periods for which financial statements are provided under clause (i) and (ii) above (including market risk disclosures) (see SEC Form 20-F Item 5 and Item 11) including a description of the reasons for changes in income statement items, known trends or uncertainties that have had or that are reasonably likely to have a material favorable or unfavorable impact on financial statement items;

(vi) descriptions of the Company’s outstanding share capital, organizational documents and structure; information regarding the Company’s directors, officers and control persons and the indemnification of the same; material contracts; description of compensation matters and description of board governance practices (see SEC Form 20-F Items 3.B, 6 and 10); and

(vii) summary of transactions between the Company with related persons and certain control persons and the procedures to review such transactions (see SEC Form 20-F Item 7).

(viii) In the event the Buyer or the Company reasonably determine that other information may be necessary in order to confirm or ensure that the Tender Offer Documents (x) comply with applicable securities laws and (y) do not include any untrue statement of any material fact or omit any material fact required to be stated or necessary to make the statements in the Tender Offer Documents not misleading, the Buyer and the Company shall confer in good faith to determine if any additional information would be necessary for the Tender Offer Documents in order to meet the standards of the immediately preceding clauses (x) and (y).

[1]

For purposes of the Distribution Registration Statement the Company will provide an audited income statement for 2018 (or an audited income statement and balance sheet at and for the nine months ended September 30, 2021).

Exhibit 10.3

EXECUTION

INDEMNIFICATION AGREEMENT

dated as of June 20, 2021

among

PERSHING SQUARE TONTINE HOLDINGS, LTD.

and

VIVENDI S.E

Table of content

1.	Definitions	2

1.1.	Definitions	2

1.2.	Other definitional and interpretative provisions	3

2.	Indemnification	4

2.1.	Scope of the Indemnification	4

2.2.	Limitations	6

2.3.	Third-Party Beneficiaries	6

2.4.	Payments	6

2.5.	Sole Remedy	7

3.	Representations and Warranties of Tontine	7

3.1.	Organization	7

3.2.	Binding Obligation	7

3.3.	No Defaults or Conflicts	7

3.4.	Solvency	7

3.5.	Litigation	8

4.	Miscellaneous	8

4.1.	Notices	8

4.2.	Amendments and Waivers	9

4.3.	Expenses	9

4.4.	Governing Law and Jurisdiction	9

4.5.	Consent to Jurisdiction, Venue and Service of Process	10

4.6.	Waiver of Jury Trial	10

4.7.	Counterparts; Effectiveness	10

4.8.	Entire Agreement	11

4.9.	Severability	11

4.10.	Specific Performance	11

INDEMNIFICATION AGREEMENT

THIS INDEMNIFICATION (this “Agreement”) is made on June 20, 2021,

BY AND AMONG:

(1)

Vivendi S.E., a corporation (société européenne) incorporated under the laws of France and registered in the Paris Trade and Companies Register (RCS) under number 343 134 763, having its registered address at 42, avenue de Friedland, 75008 Paris, France (“Vivendi”), and

(2)

Pershing Square Tontine Holdings, Ltd., a corporation incorporated under the laws of Delaware, having its registered address at 787 Eleventh Avenue,9th Floor, NY, NY 10019, USA (“Tontine” and together with Vivendi, collectively the “Parties” and individually a “Party”).

WHEREAS:

(A)

The Parties have engaged in discussions pursuant to which Vivendi and Tontine have entered into, on the same date as this Agreement, a share purchase agreement (the “SPA”) regarding the purchase, by Tontine of a number of ordinary shares of Universal Music Group B.V., a private company with limited liability organized under the laws of the Netherlands, having its official seat in the municipality of Hilversum, the Netherlands and registered with the Dutch trade register under number 81106661 (“UMG”), representing 10% (minus one share) of UMG’s share capital and voting rights (the “Sale Shares”) from Vivendi.

(B)	It is contemplated that:

i.

tender offers will be commenced by Tontine as contemplated in the SPA and in accordance with U.S. federal securities laws and the rules and regulations of the U.S. Securities and Exchange Commission (“SEC”), to satisfy the redemption rights of holders of its Class A common stock (“Redemption TO”) and to provide holders of its outstanding public warrants with the ability to participate in the Proposed Transaction (as defined below) (the “Warrant TO” and together with the Redemption TO, the “Tender Offers”);

ii.	all the shares of UMG (including the Sale Shares) will be admitted to trading on the regulated markets of Euronext Amsterdam (the “Listing”);

iii.

after the Listing and in accordance with Applicable Law, Tontine intends to distribute substantially all of the Sale Shares to holders of its outstanding shares through a dividend in kind or similar transaction (the “Distribution”), and the Distribution will be registered pursuant to a Registration Statement under the U.S. Securities Act of 1933 (collectively with the Listing, the “Proposed Transaction”).

(C)

Upon consummation, the Proposed Transaction will be considered to be Tontine’s “initial business combination” for purposes of Tontine’s organizational documents and any contractual obligations of Tontine in connection with Tontine’s formation and initial public offering.

(D)

Vivendi would not be willing to enter into the SPA without adequate protection against certain potential liability. The Parties hereby enter into this Agreement as a condition and inducement to Vivendi’s willingness to enter into the SPA and consummate the Proposed Transaction.

(E)

In light of that, Tontine is willing to contractually obligate itself to indemnify and hold harmless Vivendi and its Subsidiaries, Affiliates, officers, directors, controlling shareholders and control persons in connection with the Registration Statement, the Tender Offers and the Distribution.

NOW, THEREFORE, in consideration of the representations, warranties, covenants and agreements contained herein, and certain other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereto, intending to be legally bound, hereby agree as follows:

1.	DEFINITIONS

1.1.	Definitions

The following terms, whenever used herein, shall have the following meanings for all purposes of this Agreement.

“Affiliate” means, with respect to any Person, any other Person who, as of the relevant time for which the determination of affiliation is being made, Controls, is Controlled by or is under common Control with such Person.

“Applicable Law” means, with respect to any Person, any transnational, domestic or foreign national, federal, state or local law (statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, order, injunction, judgment, decree, ruling or other similar requirement enacted, adopted, promulgated or applied by a Governmental Authority or relevant stock exchange that is binding upon or applicable to such Person or any of such Person’s assets, rights or properties.

“Business Day” means any day except a Saturday, Sunday or other day on which commercial banks in New York City, the State of Delaware, France or the Netherlands are required or authorized by Applicable Law to close.

“CRS” means the OECD Standard for Automatic Exchange of Financial Account Information in Tax Matters – the Common Reporting Standard, or any amended or successor version.

“date hereof” and “date of this Agreement” means the date first written above.

“Control” (including, with correlative meanings, the terms “Controlling”, “Controlled by” and “under common Control with”), as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise. For purposes of this definition, a Person shall be deemed to Control another Person if such first Person, directly or indirectly, owns or holds more than 50% of the voting equity securities in, or of the managing member, general partner or managing partner of, such other Person, or if such first Person, directly or indirectly, controls, appoints or has the ability to appoint or elect a majority of board of directors, managing member, general partner, managing partner or other similar governing body or position of such other Person.

“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended, and rules and regulations promulgated thereunder.

“FATCA” means Sections 1471 through 1474 of the U.S. Tax Code, or any amended or successor version.

“Governmental Authority” means (i) any transnational, domestic or foreign national, federal, regional, state, provincial, municipal or local government, including any political subdivision thereof; (ii) any governmental, regulatory or administrative authority, department, division, agency, body, board or commission; (iii) any public international organization (including any central bank, Tax or monetary authority); (iv) any instrumentality or officer acting in an official capacity on behalf of any of the foregoing; (v) any court, arbitral tribunal or committee exercising any executive, legislative, judicial, regulatory or administration functions of government; and (vi) any governing body of any securities exchange.

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“Indemnified Person Income Tax” means a Tax (including withholding or deduction relating to such Tax) that arises as a result of any matter relating to the identity or jurisdiction of any Indemnified Person, including any Taxes imposed on or measured by net income, franchise taxes, or branch profits taxes imposed as a result of any present or former connection between the Indemnified Person and the Taxing jurisdiction (other than a connection as a result of this Agreement and/or any of the transactions and documentation contemplated hereunder).

“Order” means any order, writ, judgment, injunction, decree, stipulation, determination, assessment, arbitration, decision or other award entered by or with any Governmental Authority.

“Person” means an individual, corporation, partnership, limited liability company, association, trust or other entity or organization, including a Governmental Authority.

“Registration Statement” means a registration statement (which may include Tontine’s proxy statement) to register the Distribution under the Securities Act, which may not be filed with the U.S. Securities and Exchange Commission before October 1, 2021 pursuant to the SPA.

“Securities Act” means the U.S. Securities Act of 1933, as amended, and rules and regulations promulgated thereunder.

“Subsidiary” means, with respect to any Person, any entity which is Controlled by such Person.

“Tax” means all forms of federal, state, provincial, county, local, municipal, and national taxes, duties, levies, social security contributions (or similar charges of any kind whatsoever, whether payable directly or by withholding, including, without limitation, income, franchise, property, sales, customs, registration, value added, employment, gains, and social security taxes, together with any interest, penalties and additions imposed with respect to such amounts), imposed by or payable to any Governmental Authority or Tax Authority whether direct or indirect, and including penalties, additions, interest, costs and expenses and any payment obligation by way of reimbursement, recharge, indemnity or damages relating to such taxes, duties, levies, social security contributions or other imposts or withholdings.

“Tax Authority” means any Governmental Authority competent to impose any liability in respect of Tax or responsible for the administration and/or collection of Tax or enforcement of any law in relation to Tax.

“U.S. Tax Code” means the Internal Revenue Code of 1986, as amended.

1.2.	Other definitional and interpretative provisions

In this Agreement, unless otherwise specified:

(a)	The words “hereof”, “herein” and “hereunder” and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement.

(b)	The captions herein are included for convenience of reference only and shall be ignored in the construction or interpretation hereof.

(c)	References to Articles and Sections are to Articles and Sections of this Agreement unless otherwise specified.

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(d)	Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular, unless the context otherwise requires.

(e)

Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”, whether or not they are in fact followed by those words or words of like import.

(f)	“Writing”, “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form.

(g)

References to any law include any rules and regulations promulgated thereunder. References to “law”, “laws” or to a particular statute or law shall be deemed also to include any and all Applicable Law. References to any agreement or contract are to that agreement or contract as amended, modified or supplemented from time to time in accordance with the terms hereof and thereof; provided that with respect to any agreement or contract listed on any schedules hereto, all such amendments, modifications or supplements must also be listed in the appropriate schedule. References to any Person include the successors and permitted assigns of that Person.

(h)

The Parties have participated jointly in the negotiation and drafting of this Agreement and each has been represented by counsel of its choosing and, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as jointly drafted by the Parties and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provision of this Agreement.

2.	INDEMNIFICATION

2.1.	Scope of the Indemnification

(a)

Subject to the terms and conditions of this Agreement, Tontine will indemnify and hold harmless Vivendi and its Subsidiaries, Affiliates, directors, officers, controlling persons (as such terms are used for purposes of section 15 of the Securities Act and section 20(a) of the Exchange Act) (each, an “Indemnified Person”) against any losses, claims, damages or liabilities, joint and/or several (“Losses”), to which such Indemnified Person may become subject in connection with the Distribution and/or the Tender Offers, as well as any other Losses insofar as such Losses (or actions in respect thereof) arise out of or are based upon an untrue statement or alleged untrue statement of a material fact contained in the Registration Statement, any Tender Offer documents, any prospectus (including any free-writing prospectus), any proxy statement or tender offer document related to the Proposed Transaction, or any amendment or supplement thereto, any “issuer information” filed or required to be filed pursuant to Rule 433(d) under the Securities Act or any testing-the-waters communication, any report or other information filed or required to be filed pursuant to the Securities Act or the Exchange Act, or any other statement or omission made in connection with the Distribution and/or the Tender Offers, or that arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, and will reimburse each Indemnified Person for any legal or other out-of-pocket expenses reasonably incurred by such Indemnified Person in connection with investigating or defending any such action or claim as such expenses are incurred.

(b)

Promptly after receipt by an Indemnified Person of notice of the commencement of any action pursuant to which indemnification may be available hereunder, such Indemnified Person shall notify Tontine in writing of the commencement thereof, the amount or the estimated amount of Losses sought thereunder to the extent then ascertainable (which estimate shall not be conclusive of the final amount of such Losses), any other remedy

4

sought thereunder, any relevant time constraints relating thereto and, to the extent practicable, any other material details pertaining thereto; provided that the failure to notify Tontine shall not relieve Tontine from any liability that it may have under Section 2.1(a) except to the extent that it has been materially prejudiced (through the forfeiture of substantive rights or defenses) by such failure; and provided further that the failure to notify Tontine shall not relieve Tontine from any liability that it may have to an Indemnified Person otherwise than under Section 2.1(a). In case any such action shall be brought against any Indemnified Person, and it shall notify in writing Tontine of the commencement thereof, Tontine shall be entitled to participate therein and, to the extent that it shall wish, to direct and assume the defense thereof, with counsel satisfactory to Tontine (who shall not, except with the consent of the Indemnified Person, be counsel to the Indemnified Person), and, after notice from Tontine to such Indemnified Person of its election so to direct and assume the defense thereof, Tontine shall not be liable to Indemnified Person under such subsection for any legal expenses of other counsel or any other expenses, in each case subsequently incurred by such Indemnified Person, in connection with the defense thereof other than reasonable out-of-pocket costs of investigation. The Indemnified Persons shall cooperate with Tontine in connection with the defense, negotiation or settlement of any such action, including by providing access to the Company’s relevant business records and other documents and employees. Tontine shall not, without the written consent of the Indemnified Person, effect the settlement or compromise of, or consent to the entry of any judgment with respect to, any pending or threatened action or claim in respect of which indemnification or contribution may be sought hereunder (whether or not the Indemnified Person is an actual or potential party to such action or claim) unless such settlement, compromise or judgment does not include a statement as to or an admission of fault, culpability or a failure to act, by or on behalf of any Indemnified Person. Tontine shall have no liability with respect to any pending or threatened action or claim in respect of which indemnification or contribution may be sought hereunder, settled by any Indemnified Person without their prior written consent, which consent shall not be unreasonably withheld or delayed.

(c)

Subject to the terms and conditions of this Agreement, if the indemnification provided for in Section 2.1(a) is unavailable to an Indemnified Person or is insufficient to hold an Indemnified Person harmless in respect of any Losses, referred to therein, then Tontine shall contribute to the amount paid or payable by such Indemnified Person as a result of such Losses (i) in such proportion as is appropriate to reflect the relative benefits received by Tontine on the one hand and Vivendi on the other hand from the Distribution and/or the Tender Offers or (ii) if the allocation provided by clause (i) above is not permitted by Applicable Law, in such proportion as is appropriate to reflect not only the relative benefits referred to in clause (i) above but also the relative fault of Tontine on the one hand and of Vivendi on the other in connection with the statements or omissions which resulted in such Losses, as well as any other relevant equitable considerations. The relative fault of Tontine on the one hand and of Vivendi on the other shall be determined by reference to, among other things, whether the untrue statement or alleged untrue statement of a material fact or omission or alleged omission relates to information supplied by Tontine or Vivendi, and the Parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission. The amount paid or payable by a Party as a result of the Losses referred to in this Section 2.1 (c) shall be deemed to include any out-of-pocket legal or other fees or expenses reasonably incurred by such Party in connection with investigating, preparing to defend or defending any proceeding. Notwithstanding anything else herein, the Parties acknowledge Vivendi shall not receive any benefits from the Distribution and/or the Tender Offers, and Tontine is solely responsible for the substance and content of all information contained in any of the documents or communications that are the subject of the indemnification obligations hereunder.

5

(d)

The Indemnified Persons shall cooperate with Tontine to resolve any matter pursuant to which indemnification or contribution may be available hereunder, including (i) by using such efforts to mitigate damages after becoming aware of any event or condition that would reasonably be expected to give rise to any indemnifiable Losses and, without limiting the generality of the foregoing, (ii) by promptly, at the request of Tontine, (a) correcting any information provided by any Indemnified Person in connection with the Distribution and/or the Tender Offers if and to the extent that such information shall have become false or misleading in any material respect and (b) providing any necessary information to Tontine to avoid any omission of a material fact required to be stated therein or necessary to make the statements therein not misleading.

2.2.	Limitations

(a)	The indemnification provided for in Section 2.1(a) shall not be subject to any cap or deductible.

(b)

Losses shall be determined without duplication of any other Losses for which a claim has been made under any representation or warranty. The Indemnified Persons shall not be entitled to recover more than once for the same Loss.

(c)

Payments by Tontine pursuant to this Agreement in respect of any Loss shall be reduced by any insurance proceeds and any indemnity, contribution or other similar payment actually received by the Indemnified Persons from any third parties (other than Tontine in its capacity as such) in respect of any such Loss.

(d)

This Agreement shall expire upon the expiration of the applicable statutes of limitations plus 3 months for the claims in respect of the Distribution and/or the Tender Offers or if earlier, a final settlement releasing the Indemnified Persons from liability to any person in respect of the matters for which the Indemnified Persons are indemnified hereunder.

2.3.	Third-Party Beneficiaries

Tontine acknowledges and agrees that the Indemnified Persons may be third-party beneficiaries of the undertakings of the parties contained in this Agreement and shall have the right to enforce this Agreement against Tontine.

2.4.	Payments; Treatment of the Indemnity Payments

(a)

If any indemnity payments to an Indemnified Person pursuant to this Agreement is subject to any deduction or withholding in respect of U.S. federal, state or local Tax, the amount of the indemnity payment shall be increased so that the net amount actually recovered by the Indemnified Person shall be equal to the amount it would have received if the indemnity payment has not been subject to such deduction or withholding, except to the extent that such withholding or deduction: (i) is with respect to an Indemnified Person Income Tax, (ii) arises as a result of the failure of any Indemnified Person to provide any Tax forms or otherwise use commercially reasonable efforts to avoid or eliminate such withholding or deduction, (iii) is imposed under FATCA or CRS (including any treaties or intergovernmental agreements, regulations or standards implementing FATCA or CRS) or (iv) arises as a result of any Indemnified Person’s assignment of its interest under this Agreement (Taxes described in clauses (i)-(iv) collectively, “Excluded Taxes”). To the extent a refund or credit is received in respect of any Tax in respect of which any increased amount was payable under this section 2.4, the Indemnified Person shall reimburse such increased amounts, to the relevant payor, in an amount that leaves the Indemnified Person in the same net position after U.S. Taxes (other than Excluded Taxes) had no withholding or deduction been required.

6

(b)

For U.S. federal income tax purposes, the Parties agree to treat any indemnity payments hereunder as adjustments to the purchase price of the Sale Shares unless otherwise required by a final “determination” under Section 1313 of the U.S. Tax Code.

2.5.	Sole Remedy

The rights and remedies provided in this Agreement shall be exclusive and in lieu of any other right, action, defence, claim or remedy of the Parties, except in the event of fraud.

3.	REPRESENTATIONS AND WARRANTIES OF TONTINE

Tontine represents and warrants to Vivendi as follows:

3.1.	Organization

Tontine is duly organized, validly existing and in good standing under the laws of Delaware, with requisite power and authority to own, lease and operate its properties and carry on its business in all material respects as presently owned or conducted.

3.2.	Binding Obligation; Legends

Tontine has all requisite authority and power to enter into, deliver and perform its obligations under this Agreement. This Agreement has been duly and validly authorized by all necessary action and no other proceedings are necessary to authorize the execution, delivery and performance of this Agreement. This Agreement has been duly executed and delivered by Tontine and is enforceable against it in accordance with its terms.

The documentation in respect of the Tender Offers shall expressly state in a form agreed by Vivendi and the Company (such agreement not to be unreasonably withheld or delayed) that such documentation is the sole responsibility of Tontine and nothing contained in such documentation constitutes a statement or representation of Vivendi, the Company or any of their Affiliates, and Tontine is solely responsible for such documentation and its content.

3.3.	No Defaults or Conflicts

The execution and delivery of this Agreement (i) do not result in any violation of the charter or by-laws or other constituent documents of Tontine, and (ii) do not conflict with, or result in a breach of any of the terms or provisions of, or constitute a default under any indenture, mortgage or loan or any other agreement or instrument to which Tontine is a party or by which Tontine is bound or to which its properties may be subject, and (iii) do not violate any existing Applicable Law, rule, regulation, judgment, order or decree or any Governmental Authority having jurisdiction over Tontine or any of its properties.

3.4.	Solvency

As of the date hereof, Tontine shall: (i) be able to pay its debts as they become due; (ii) own property which has a fair saleable value greater than the amounts required to pay its debts (including a reasonable estimate of the amount of all contingent liabilities); and (iii) have adequate capital to carry on its business.

After giving effect to the Redemption TO and, as the case may be, the issuance by Tontine of $1.6 billion in forward purchase units to certain investment funds managed by Pershing Square Capital Management, L.P., or designees thereof, Tontine shall have $1.0 billion of cash and marketable securities (as defined under U.S. GAAP). Tontine shall continue to have $1.0 billion of cash, marketable securities and other property, in the aggregate, and shall not declare or pay any dividend or make any other payments or distribution (whether in cash, securities or other

7

property) on account of Tontine’s equity securities or to the direct or indirect holders of Tontine’s equity securities in their capacity as such; in each such case, until the earlier of (x) with the written agreement of Vivendi (which consent shall not be unreasonably withheld), substitution by Tontine of a creditworthy successor obligor that assumes in writing Tontine’s indemnification obligations under this Agreement or the provision of insurance or a surety bond in an amount similar to the amount of cash and marketable securities held by Tontine (or such other amount as otherwise agreed between the parties) or (y) completion by Tontine of a business combination, upon which Tontine shall procure that the surviving or combined entity expressly assumes in writing Tontine’s indemnification obligations under this Agreement (except, for the avoidance of doubt, those provided for under this paragraph).

3.5.	Litigation

There is no action pending or threatened against Tontine or any material portion of its properties or assets before any Governmental Authority with respect to which there is a substantial possibility of a determination which questions the validity or legality of this Agreement would reasonably be expected, individually or in the aggregate, to materially impair its ability to perform its undertakings under the Agreement.

4.	MISCELLANEOUS

4.1.	Notices

All notices, requests and other communications to any party hereto shall be in writing in the English language and shall be deemed effectively given: (i) upon delivery to the party to whom the same is directed, (ii) when sent by electronic mail (unless the sender receives a message indicating failure to deliver or a similar error message) if sent prior to 5:00 pm on a Business Day in the place of receipt; if not, then on the next Business Day in the place of receipt, (iii) five (5) Business Days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (iv) two (2) Business Days after deposit with an internationally recognized overnight courier, with written verification of receipt, in each case:

if to Tontine, to:

Pershing Square Tontine Holdings, Ltd

787 Eleventh Avenue, 9th Floor

New York, NY 10019

Attention: Corporate Secretary

Email: milankov@persq.com

with copies to:

Sullivan & Cromwell LLP

125 Broad Street

New York, NY 10004

United States of America

Attention: Joseph C Shenker, Scott D Miller and Olivier de Vilmorin

Email: shenkerj@sullcrom.com; millersc@sullcrom.com; devilmorino@sullcrom.com

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and

Cadwalader, Wickersham & Taft LLP

200 Liberty Street

New York, NY 10281

United States of America

Attention: Stephen Fraidin and Gregory P. Patti, Jr.

Email: stephen.fraidin@cwt.com; greg.patti@cwt.com

if to Vivendi, to:

Vivendi S.E.

42, avenue de Friedland

75008 Paris, France

Attention: Frédéric Crépin and Caroline le Masne

Email: frederic.crepin@vivendi.com; caroline.lemasne@vivendi.com with a copy to:

Cabinet Bompoint

48, avenue Victor Hugo

75116 Paris, France

Attention: Me Dominique Bompoint

Email: dbompoint@bompoint-avocats.com

Any party hereto may change or supplement the addresses given above, or designate additional addresses by giving the other parties written notice of the new address in the manner set forth above.

4.2.	Amendments and Waivers

(a)

Any provision of this Agreement may be amended or waived if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each party to this Agreement, or in the case of a waiver, by the party hereto against whom the waiver is to be effective.

(a)

No failure or delay by any party hereto in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

4.3.	Expenses

Except as otherwise provided herein, all costs and expenses (financial, legal, accounting and others) incurred in connection with this Agreement shall be paid by the party hereto incurring such cost or expenses.

4.4.	Governing Law and Jurisdiction

This Agreement and any claim or controversy hereunder shall be governed by and construed in accordance with the laws of the State of New York without giving effect to the principles of conflict of laws that would otherwise require the application of the laws of any other jurisdiction.

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4.5.	Consent to Jurisdiction, Venue and Service of Process

(a)

The parties hereto agree that all disputes, legal actions, suits and proceedings arising out of or relating to this Agreement must be brought exclusively in the United States District Court for the Southern District of New York, the Supreme Court of the State of New York and the federal courts of the United States of America located in the State of New York (collectively the “Designated Courts”). Each party to this Agreement hereby consents and submits to the exclusive jurisdiction of the Designated Courts. No legal action, suit or proceeding with respect to this Agreement may be brought in any other forum. Each party to this Agreement hereby irrevocably waives all claims of immunity from jurisdiction, and any objection which such party may now or hereafter have to the laying of venue of any suit, action or proceeding in any Designated Court, including any right to object on the basis that any dispute, action, suit or proceeding brought in the Designated Courts has been brought in an improper or inconvenient forum or venue.

(b)

The parties hereto agree that delivery of any process, summons, notice or document to a party hereof in compliance with Section 4.1 of this Agreement shall be effective service of process for any action, suit or proceeding in a Designated Court with respect to any matters to which the parties hereto have submitted to jurisdiction as set forth above.

4.6.	Waiver of Jury Trial

EACH PARTY TO THIS AGREEMENT HEREBY WAIVES ITS RESPECTIVE RIGHTS TO A TRIAL BY JURY OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OR RELATED TO THIS AGREEMENT IN ANY ACTION, PROCEEDING OR OTHER LITIGATION OF ANY TYPE BROUGHT BY ANY PARTY AGAINST ANY OTHER PARTY OR ANY AFFILIATE OF ANY OTHER SUCH PARTY, WHETHER WITH RESPECT TO CONTRACT CLAIMS, TORT CLAIMS OR OTHERWISE. THE PARTIES HERETO AGREE THAT ANY SUCH CLAIM OR CAUSE OF ACTION SHALL BE TRIED BY A COURT TRIAL WITHOUT A JURY. WITHOUT LIMITING THE FOREGOING, THE PARTIES HERETO FURTHER AGREE THAT THEIR RESPECTIVE RIGHT TO A TRIAL BY JURY IS WAIVED BY OPERATION OF THIS SECTION AS TO ANY ACTION, COUNTERCLAIM OR OTHER PROCEEDING WHICH SEEKS, IN WHOLE OR IN PART, TO CHALLENGE THE VALIDITY OR ENFORCEABILITY OF THIS AGREEMENT OR ANY PROVISION HEREOF. THIS WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS AGREEMENT.

4.7.	Counterparts; Effectiveness

This Agreement may be executed (including by facsimile transmission or by e-mail of .pdf attachment) in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective when each party hereto shall have received a counterpart hereof signed by all of the other parties hereto. Until and unless each party hereto has received a counterpart hereof signed by all of the other parties hereto, this Agreement shall have no effect and no party hereto shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication).

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4.8.	Entire Agreement

This Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter of this Agreement. Nothing in this Agreement shall have the effect of limiting or restricting any liability arising as a result of fraud.

4.9.	Severability

If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other Governmental Authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such a determination, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties hereto as closely as possible in an acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

4.10.	Specific Performance

The parties hereto agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof and that the parties hereto shall be entitled to an injunction or injunctions to prevent breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof, in addition to any other remedy to which they are entitled at law or in equity. In furtherance of the foregoing, each party to this Agreement hereby waives, to the fullest extent permitted by Applicable Law, (i) any and all defences to any action for specific performance hereunder, including any defence based on the claim that a remedy at law would be adequate, and (ii) any requirement to post a bond or other security as a prerequisite to obtaining equitable relief.

[Remainder of this page intentionally left blank]

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IN WITNESS WHEREOF, the Parties hereto have executed and delivered this Agreement as of the date first above written.

PERSHING SQUARE TONTINE HOLDINGS, LTD

By:	/s/ William A. Ackman
Name: William A. Ackman
Title: Chief Executive Officer and Chairman

VIVENDI S.E.

By:	/s/ Arnaud de Puyfontaine
Name: Arnaud de Puyfontaine
Title: Chairman of the Management Board and CEO

[Signature page of the Indemnification Agreement]

Exhibit 99.1

Transcript of Universal Music Group Management Video for PSTH

Shareholders

Sir Lucian Grainge	Make no mistake about it: the performance is exceptional.

Text Graphic	10 of the Top 10 Global Artists of 2020 4 of the Top 5 Artists of 2020 on Spotify UMG Artists Streamed > 4 Trillion Times Revenue + 45% Over the Last 5 Years

Sir Lucian Grainge Chairman & CEO, Universal Music Group	These metrics are a clear and measurable sign of our success, but metrics alone don’t define our success.

That’s because, even though we are the leading music company in the world, our ambition as a company – and our ability to grow and accelerate our artists’ careers – transcends music.

CHAPTER HEADING	SHAPING CULTURE THROUGH THE POWER OF ARTISTRY

Sir Lucian Grainge	Everyone in this company, all throughout the world, is united by one single goal: to shape culture through the power of artistry.

Eric Hutcherson EVP, Chief People & Inclusion Officer, UMG	What I find special about UMG is the fact that it’s such a creative organization. It’s the mix of creativity and operational excellence, in one organization.

Jody Gerson Chairman & CEO, Universal Music Publishing Group	We have succeeded because of our culture, which places songwriters first and promotes a winning mentality, with each of our employees working aggressively, pursuing the best writers and iconic catalogs, and providing them with services that are simply unmatched.

Sir Lucian Grainge	And that’s not just limited to songs or recordings.

Music will always be at our core, but we collaborate with our artists even beyond music to seize new opportunities; create new products; and provide new services and music-based experiences. This is what fuels our ability to grow and to nurture an artist’s career.

CHAPTER HEADING	A CULTURE OF INVENTION

Sir Lucian Grainge	The ultimate key to our success is our unique culture – a mix of “independent entrepreneurialism” and “strength through unity.” We are simultaneously “many” and at the same time “one.”

Our process is an inventive one. Most companies try to standardize the way they do things. But UMG isn’t “most companies.”

CHAPTER HEADING	EYE TOWARDS OPPORTUNITY

Sir Lucian Grainge	It’s become quite fashionable to invest in music today. But it wasn’t so long ago that there were doomsayers proclaiming, “This is the beginning of the end… The music industry is done for.”

I never believed it. The best way to prevent your business from being disrupted is to create a culture that thrives on disruption.

This was not the time to withdraw and bury your head in the sand. We doubled down and invested for the future. We increased our A&R spending and made a deal to purchase EMI.

Jeffrey Harleston General Counsel & EVP, Business & Legal Affairs, UMG	I mean, everyone thought we were way off-base – and that Lucian was perhaps the most off-base. But it paid off. The EMI acquisition provided us with once-in-a-lifetime recordings, which included the Beatles. Perhaps you’ve heard of them?

So against that backdrop, we believed that if we continue to invest in artists, build the greatest content, structure and management team in the industry, we could focus on actively creating new opportunities in the digital world and open previously untapped new markets.

CHAPTER HEADING	FULL STREAM AHEAD

Sir Lucian Grainge	All of this meant that we had to embrace new ways of monetizing music, looking at companies such as Spotify not as threats or anomalies, but as platforms that could have global appeal.

Boyd Muir EVP, Chief Financial Officer & President of Operations	We were able to change the financial profile of the music business from a “volatile,” hit-driven business to a business that generates continuous revenue from paid subscriptions – thereby monetizing ongoing consumption rather than a single one-time transaction.

The most important metric is no longer individual sales, but lifetime customer value.

Jeffrey Harleston	We’ve created mutually beneficial relationships with Spotify, Amazon, Apple, and YouTube, creating new opportunities to monetize our music far more and far better than ever before.

Lucian Grainge	And, we were the first music company to create a commercial partnership with the world’s largest social platform: Facebook. And once we were able to create a commercial model in the social category, we were able to bring in other players in the space including Tik Tok.

Boyd Muir	Advancements in technology enable us to reach and monetize an audience on a scale just not possible with physical transactions. From a financial standpoint this brings opportunities for us to develop new business models, and revenue streams.

UMG’s financial execution against our strategic vision has generated terrific results. We have now had six consecutive years of growth. From a financial perspective, the shift to streaming drives better visibility, creating predictable, recurring, long-term revenue, without the same cost base as a traditional physical transaction business.

Michael Nash EVP, Digital Strategy, UMG	Our digital strategy can be summarized in a few words: drive growth… promote competition… and foster innovation… while placing foremost priority on advancing the objectives of our artists.

Our strategic focus on driving competition in the marketplace is paying dividends, with rising competition from well-funded tech platforms working closely with Universal on innovative new product offerings.

Over the past five years, while UMG’s recorded music digital revenues have risen at a compound annual growth rate of nearly 17%, our streaming revenue has more than quadrupled, as we’ve partnered with a host of new platforms to transform the music industry.

Jeffrey Harleston	It’s very clear that when it comes to driving subscription retention and growth, our current hits and our catalog are indispensable.

Michael Nash	Gone are the days when a single service garnered most of the marketplace’s digital revenue.

We’re working to harness new opportunities in sectors spanning voice, livestreaming, spatial audio, automotive, gaming, social, health and wellbeing, and other emerging categories.

CHAPTER HEADING	INTELLIGENCE DRIVEN BUSINESS

Sir Lucian Grainge	We invest in, and partner with, artists beginning early in their careers. Then we add our expertise in marketing and promoting artists on a global scale.

Then layer-on our unparalleled access to data, and our ability to leverage more aggregate data than any other label or platform, and can you see why we consistently break more artists than any other company in the world.

Mitchell Shymansky VP, Data & Analytics, UMG	The days of simply “putting stuff out there and seeing what sticks” are over.

We live in the attention economy, which requires us to develop an ongoing relationship with music fans and drive sustained engagement with our music over time.

We do this by using our data to target new audiences and tailor our message with surgical precision.

Gabriela Lopes SVP Global Insight, UMG	The core function of the Global Insight team is to bring the voice of the consumer into every conversation that we have, internally and with our artists. Understanding our consumers, how they interact with our artists, how they interact with technology, and how they interact with each other, is the first order of the day for us.

Insight and strategy are deeply linked – everything that we do is aimed at informing the path ahead.

CHAPTER HEADING	POWER OF THE SONG - UNIVERSAL MUSIC PUBLISHING GROUP
Jody Gerson	Universal Music Publishing Group is the publisher of choice for the world’s greatest songwriters and artists. it is no surprise that we have signed and re-signed some of the most successful songwriters in the world, from every imaginable genre and from every recording label.

Elton John and Bernie Taupin, Billy Joel, Carly Simon, Prince, U2, and countless others.

In addition to our roster of world class songwriters, UMPG is also the leading publisher for the world’s biggest film and television studios.

You may have heard about the landmark catalogue acquisition we made last year by buying Nobel Prize-winning songwriter Bob Dylan’s catalogue of over 600 songs. It is a great privilege and responsibility to have been chosen to represent the work of one of the greatest songwriters in history. At UMPG, we understand not only the current value of these catalogues, but how to increase and amplify their value for years to come.

CHAPTER HEADING	BRINGING MUSIC TO SCREENS

Michele Anthony EVP, UMG	We no longer want to merely license our content. Universal Music Group is uniquely positioned to draw on a goldmine of narratives.

Jody Gerson

In 2017, we relaunched Polygram Entertainment to accelerate our global film and television strategy; developing, producing, and financing a wide array of projects, including documentaries and original scripted TV series.

Our incredible projects include “The Bee Gees: How Can You Mend a Broken Heart,” “The Go-Go’s,” “Pavarotti,” and Emmy award nominated “Beastie Boys Story” from director Spike Jonze.

CHAPTER HEADING	REDEFINING THE ROLE OF THE LABEL

Jeffrey Harleston	So when we hear people say, “you don’t need a label,” or “just release the stuff on your own,” those statements are based on an outdated view of what music labels actually do. And that’s just not Universal Music Group.

Sir Lucian Grainge	It’s about investing in our artists’ success. Yes, we invest more, and we invest smarter than anyone else in the industry. But this isn’t just simply about financing an artist.

It’s about our networks, our relationships, our history, our catalogs, our experience, our vision, our demonstrated ability to consistently turn art into a hit – and a hit into a career. And that’s something that just can’t simply be replicated.

Our teams support each other, but they operate independently; they have the freedom to invent. It’s this “internal competition” that drives our continuous growth and helps us lead the market.

Competition drives innovation and innovation drives the market.

John Janick Chairman & CEO, Interscope Geffen A&M	At Interscope Geffen A&M entrepreneurial spirit is deep in our DNA. Leading with the excellence and authenticity of the world’s most unique artists and leveraging the strategy and execution of a driven executive team, IGA is a multi-genre creative leader.

Our work with Billie Eilish is a shining example of our commitment to artist development. We knew she was an incredibly special artist and that it would be important to lay out a 3-year strategy to support her development. We gave her the time to write, to record and to find her voice.

We partnered with Bravado on her merchandise and UMPG on her publishing. While we built her here in the U.S., abroad we tapped into UMG’s global reach, local expertise and network of relationships, while forming brand partnerships around the world.

When the 2020 GRAMMYs came along, she won five awards, becoming the youngest solo artist in history to sweep the top honors including her “Album of the Year” win. Billie is now a true global star, with her most recent album selling nearly 18 million album equivalents around the world.

Monte Lipman Founder/CEO, Republic Records	When people ask me what makes Republic great, the answer is quite simple, brilliant music, incredible artists, and a team of executives who help our artists achieve their highest potential.

Avery Lipman Founder/President & COO, Republic Records	Republic currently holds 1, 2 and 3 of the all-time top streaming debuts in the history of our industry. This business is about change and growth. We remain committed to exploring innovative and new technologies as they emerge. So Republic can continue to be a market leader.

Jeff Vaughn Chairman & CEO, Capitol Music Group	CMG is home to a diverse array of artists, from true global superstars to exciting new artist breakthroughs and developing talent.

Michelle Jubelirer President & COO, Capitol Music Group	We are headquartered in one of the world’s most iconic buildings - the Capitol Tower - and are leading CMG through one of its most successful eras.

Jeff Vaughn	Capitol Music Group encompasses several music labels, each with its own identity and approach to signing and developing artists.

This structure enables us to leverage each label’s unique brand and expertise across a variety of popular music genres.

Michelle Jubelirer	Dozens of artists call Capitol Music Group home, and our family of colleagues and co-workers are some of the most skilled, knowledgeable and passionate music professionals in our industry.

Ethiopia Habtemariam Chair & CEO, Motown Records	Motown is a beacon of transformative, inter-generational success. We have introduced some of history’s most iconic artists and music.

And still, Motown Records continues to define, lead and drive global culture every day.

What defines us… what joins us together… is what’s woven into the fabric of Motown. Cultivating the sound of youth culture; supporting the dreams of black artists; and inspiring, empowering and uplifting entrepreneurs.

CHAPTER HEADING	CULTIVATING LIFELONG FANS

Bruce Resnikoff President & CEO, Universal Music Enterprises	At UMG, we have the world’s richest and largest music catalog. In fact, we were the first music company with a global division dedicated exclusively to managing and marketing catalog. Of course, since we began the catalog business has completely changed.

Originally, it was primarily about selling physical reissues of previously released albums. Now, it’s primarily about engaging fans and keeping them engaged.

CHAPTER HEADING	A LEADER IN THE WORLD’S LARGEST MUSIC MARKETS

David Joseph Chairman & CEO, Universal Music UK and Ireland	Welcome to Abbey Road, the world’s most famous recording studio.
Songwriting and artistry have always been at the heart of this country and its cultural identity. With a creative identity reflected by the diversity of Universal Music UK’s record labels.

We’re less than one percent of the world’s population, but 11 percent of music consumed globally.

Olivier Nusse, CEO, Universal Music France and Universal Music Africa	I’m Olivier Nusse, CEO of Universal Music France and Universal Music West Africa. One of the main strengths of Universal Music France is the quality of its prestigious catalog enriched, decade after decade, since the beginning of the last century, and it continues today. Domestic productions are leading the market. In 2018, 2019, and 2020, 80% of the top 200 best-selling albums were French productions in French.
Our creative and label teams are the most attractive for new talent. Our local architecture is always backed up with innovative and powerful global support.

Frank Briegmann Chairman & CEO, Universal Music Central Europe & Deutsche Grammophon	Hi, my name is Frank and I’m currently managing a region that we call Central Europe.

Central Europe spans over 32 countries, with 480 million people, and 30 local languages. It’s a region that is very diverse, grows at scale, is extremely innovative, and gives us a tremendous opportunity.

Germans still like physical music products, and we have used the opportunity to build a flourishing ecommerce business.

The Nordics, for example - especially Norway and Sweden - are the most digitally advanced markets in the world.

Naoshi Fujikura President & CEO, Universal Music Japan

Japan has a very unique and attractive music market. Our physical market is the largest in the world, accounting for 71% of the total market, creating value added products that support fan engagement.

The streaming market is also expanding. The Japanese music market will become even more exciting in the future.

Jesús López, Chairman & CEO, Universal Music Latin America & Iberian Peninsula	Latin music is a driver of the explosion of Latin culture around the world. Universal Music Group is a pioneer in this segment of the market.

We create GTS, Global Talent Services company, 8 years ago. These artists put all the rights into the same basket. With us.

We develop new talents and we break new records. J Balvin is a good example. Karol G… Sebastián Yatra…

We are very proud that these artists work with us in all the aspects of the business.

CHAPTER HEADING	WITH AN EXPANDING GLOBAL REACH

Sir Lucian Grainge	In 2020, our international labels in the U.S., U.K., France, Germany and other major markets, released music from artists in Nigeria, South Africa, Turkey, India, China, Thailand, Japan and Korea, amongst others.

Within UMG we understand the importance of local A&R, especially in emerging markets, because as we have shown in recent years with the explosion of reggaeton from Latin America, and the popularity of K-pop outside of Korea and Asia, the next global hit can come from anywhere in the world - and that excites us.

Jeffrey Harleston	Over the past five years, UMG has led the industry by expanding our reach with new offices and teams operating across Africa, Asia, the Middle East, and North Africa - always keeping A&R and artists at the heart of future growth – reinforcing our commitment to discovering and breaking domestic talent locally, regionally and now globally.

Adam Granite EVP, Market Development, UMG	UMG is built around a culture of invention – creating new opportunities in areas that didn’t exist before. Nowhere is this more apparent than in our rapidly growing network of businesses around the world.

Sipho Dlamini CEO, Universal Music South Africa & Sub-Saharan Africa	Over the past five years, we’ve taken a holistic approach to expanding our operations in Africa.

We have introduced and launched both established and new label brands into the continent,

enhancing our digital, distribution and marketing services footprint across the continent.

Today an artist signed in Nigeria, Senegal or South Africa can seamlessly cross borders within the continent but can also appear on billboards in Times Square or on prime U.S. TV.

Devraj Sanyal MD & CEO, Universal Music India & South Asia	In India and South Asia, UMG has set the tone and led the transition away from the dominant Bollywood film music genre by focusing instead on growing the rapidly emerging non-film music and hip-hop genres – reinforcing the values of original artist culture.

Sunny Chang Chairman & CEO, Universal Music Greater China	China offers an incredible and unique opportunity, already the world’s seventh largest music market, and it’s growing quickly. We have expanded our domestic operation in mainland China over the same years. We opened the new UMPG publishing division, expanded our brand and commercial partnership divisions, signed a series of industry-leading licensing agreements with new partners and platforms, and launched several new label brands.

Adam Granite	With several new markets scheduled to launch in the coming months and years, our global footprint will continue to grow as we continue to support and grow artist culture around the world.

CHAPTER HEADING	EMPOWERING INDEPENDENTS & ENTREPRENUERS

Jacqueline Saturn President, Virgin Music Label & Artist Services

Some look at the music business and divide it into two camps: with the independent labels on one side and the majors on another. But at UMG, we think differently.

We are a critical partner to the independent community. I like to think of UMG as an accelerator for music’s most dynamic entrepreneurs and best independent artists.

That’s why we launched Virgin Music Label & Artist Services earlier this year. To deepen these long-term partnerships by demonstrating how we are delivering global success for the next generation of independent labels and artists.

Kevin “Coach K” Lee COO, Quality Control Music	We are entrepreneurs. Quality Control Music started as an independent record label. We partnered with Ethiopia and Motown Records to supercharge our growth and we have. They helped bring us creative support and expertise, UMG’s global platform and unparalleled network, relationships across entertainment and so much more. Together with Motown and UMG’s support, we have grown QC into a global entertainment company.

CHAPTER HEADING	AT THE CROSSROADS OF MUSIC & FASHION

Robbie Owens-Russo Global VP & Creative Director, Bravado	Fans today are looking for a deeper connection to the artists they love. That’s where Bravado comes in. It’s more than just merchandise – we’re able to give fans around the world unique experiences that bring them into an artist’s world.

Last year, when the pandemic prevented artists from connecting with fans in person, Bravado’s online sales became one of our fastest-growing merchandise sales channels.

But our ecommerce potential goes well beyond today’s business. We are driving towards our vision of a holistic, fan-centric program that complements our partner platforms.

Eric Hutcherson	You don’t come the music business just for a job or just for a paycheck. You come to the music business because it’s a way of life. And the people that are at UMG and in our business, we’ve accepted and we embrace and we love that way of life. It’s all about being able to make a difference in the world from the seats that we sit in. And I believe music is universal.

CHAPTER HEADING	WHAT IS UNIVERSAL?

All	Lifestyle Passion Independence Information Well-Being Teamwork

Jody Gerson	A great song is universal.

All	Creativity Entrepreneurs Data and analytics Inclusion Strategy Merch Digital innovation ... is universal Music... is universal.

Sir Lucian Grainge	We’re unified in our mission. It’s not just a company, it’s a culture. It’s a category of one.

We’ve only just begun.

[End of Video]

Important Additional Information and Where to Find It

This video transcript does not constitute an offer to sell or buy or the solicitation of an offer to buy or sell any securities.

The proposed transactions described in the Pershing Square Tontine Holdings, Ltd. (“PSTH”) investor presentation to which this video transcript relates (the “Proposed Transactions”) have not yet commenced, may proceed on materially different terms and may not occur at all. This communication is for informational purposes only. This communication is not a recommendation to buy, sell or exchange any securities, and it is neither an offer to purchase nor a solicitation of an offer to sell securities. The redemption tender offer and the warrant exchange offer (the “Offers”) will only be made pursuant to offers to purchase or exchange, letters of transmittal and related materials that will be filed with the applicable Schedule TO on the commencement date of each such offer. PSTH shareholders and warrant holders should read those materials carefully because they will contain important information, including the various terms of, and conditions to, the Offers. PSTH’s shareholders and warrant holders will be able to obtain free copies of those materials as well as the other documents that PSTH and the Special Purpose Rights Acquisition Company (“SPARC”) will be filing with the SEC, which will contain important information about PSTH, SPARC, the Offers and the Proposed Transactions, at the SEC’s website at www.sec.gov.

FORWARD-LOOKING STATEMENTS

This video transcript contains certain forward-looking statements within the meaning of the federal securities laws with respect to the Proposed Transactions, including statements regarding the benefits of the Proposed Transactions, the anticipated timing of the Proposed Transactions, the services offered by Universal Music Group B.V. (“UMG”) and the markets in which it operates. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this release, including but not limited to: (i) the risk that the Proposed Transactions may not be completed in a timely manner or at all, or may be completed on terms materially different from those described herein, which may adversely affect the price of PSTH’s securities, (ii) the risk that the Proposed Transactions may not be completed by PSTH’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by PSTH, (iii) the failure to satisfy the conditions to the consummation of any aspect of the Proposed Transactions, (iv) the lack of a third party valuation in determining whether or not to pursue the Proposed Transactions, (v) the occurrence of any event, change or other circumstance that could give rise to the Proposed Transactions not occurring, (vi) the effect of the announcement or pendency of the Proposed Transactions on UMG’s business relationships, performance, and business generally, (vii) the outcome of any legal proceedings that may be instituted against PSTH, SPARC, Vivendi S.E., UMG or their respective directors or officers related announcement of the Proposed Transactions, (viii) the amount of the costs, fees, expenses and other charges related to the Proposed Transactions, (ix) the ability to maintain the listing of PSTH’s securities on NYSE or list on Nasdaq, (x) the price of PSTH’s securities may be volatile due to a variety of factors which may also include changes in UMG’s business and operations and in performance across its competitors, changes in laws and regulations affecting UMG’s business and changes in its capital structure as a result of the Proposed Transactions and its contemplated public listing, (xi) the ability to implement business plans, forecasts, and other expectations after the completion of the Proposed Transactions, and identify and realize additional opportunities, (xii) the amount of PSTH shares redeemed by PSTH’s public shareholders in the redemption tender offer or the number of warrants exchanged and PSTH shares issued in the warrant exchange offer, (xiii) possible variances between the historical financial information UMG presents and its future financial statements, when they become available, (xiv) potential material differences between the terms of SPARC described herein and those ultimately offered to investors or the SEC failing to declare the registration statement in respect of SPARC’s securities effective or the NYSE or Nasdaq listing the securities or either the SEC or the applicable stock exchange imposing conditions that would prevent SPARC from operating in the manner intended and (xv) the impact of the global COVID-19 pandemic on any of the foregoing. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the registration statements for the distribution of UMG shares in connection with the Proposed Transactions and the SPARC rights offering that will be filed with the SEC in respect of the Proposed Transactions. Those filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and PSTH assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. PSTH does not give any assurance that PSTH will achieve its expectations or that the Proposed Transactions will occur at all. The inclusion of any statement in this press release does not constitute an admission by PSTH or any other person that the events or circumstances described in such statement are material.

Exhibit 99.2

Pershing Square Tontine Holdings, Inc.

Investor Presentation

June 23, 2021, 9:00 AM EDT

CORPORATE PARTICIPANTS

William A. Ackman – Chief Executive Officer and Chairman of the Board, Pershing Square Tontine Holdings, Inc.

Ryan Israel – Investment Team Member, Pershing Square Capital Management, L.P.

Charles Korn – Investment Team Member, Pershing Square Capital Management, L.P.

Feroz Qayyum – Investment Team Member, Pershing Square Capital Management, L.P.

Tony Asnes – Head of Investor Relations, Pershing Square Capital Management, L.P.

PRESENTATION

[Cover Slide]

Operator

Hello and welcome to the Pershing Square Tontine Holdings investor presentation. At this time, all callers are on listen-only mode. Today’s presentation is being recorded. It is now my pleasure to turn the call over to your host, Pershing Square CEO, Bill Ackman.

William A. Ackman

Thank you operator. So we’ve got a lot of material to cover today. I hope all of you saw the Universal video at 8:15 this morning, but I think it gives you a very good sense of the team and the breadth and global reach of the company. And we’re going to tell you with a pretty high degree of granularity why we think this is a remarkable, remarkable, business and remarkable management team.

[Slide 1]

We’ll start with a one-page transaction summary. You’ve seen already fairly detailed summaries up till now. So we’ll start with that. And then we’ll go in-depth on Universal Music Group. We’ll talk about the music industry. We’ll give you some perspective on growth in the industry. We’ll get at Universal’s valuation, looking at some comparables and thinking about elements of the business. We won’t tell you what we think it’s worth, but we’ll give you all the information you need to figure out your own view of valuation. Then we’ll have a Q&A, and we’ll go in-depth on Universal in the Q&A. We’ll also address the most commonly asked questions about RemainCo and about SPARC. And then we’ll

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take an intermission of about 15 minutes, and then we’re going to come back and do a detailed transaction overview where we’re going to go deep into the numbers. And we’ve had the benefit now of, I would say, a good 10 days of questions that have come in. We’ve done our best to design a presentation that answers almost all of those questions, but still leaving time for questions that have come in in the last 48 hours.

[Slide 2]

Okay. So, transaction summary, you’ve seen this before. Basically, if you’re a shareholder of Pershing Square Tontine Holdings, you’re going to receive your pro-rata share, about two-thirds of a share, of Universal Music Group for each share that you own. You’re going to continue to be a shareholder of Pershing Square Tontine Holdings, that has $1.6 billion cash, with less transaction costs than we initially thought. $1 billion for the FPA, which is a Forward Purchase Agreement for Pershing Square. And of your $20 that we raised, 72% of your capital is going to purchase Universal Music Group stock, and 28% will remain, if you will, in RemainCo, and we’re going to give you a gift of an interest in something called Pershing Square SPARC Holdings. But let’s get to the star of the show, and that is, of course, Universal Music Group.

[Slides 3-4]

So what did we set out to do? This is actually a slide from the IPO roadshow presentation.

We were looking for what we call a simple, predictable, free-cash-flow-generative business with very high barriers to entry, which had limited exposure to extrinsic factors that we can’t control, think pandemics, interest rate moves, commodity price moves, wars, things like that. Strong balance sheets, minimal capital markets dependency. We wanted a company that didn’t have to constantly access the markets in order to succeed. We wanted a large cap company. We wanted to buy it at an attractive price. Excellent management, strong governance.

[Slide 5]

UMG was really the perfect business and it was on our initial target list. We were introduced to a member of the Vivendi board, the controlling shareholder of Universal, by Jackie Reses on our board. And it really checks every box on the previous page. And we dug in and I guess, I would describe it as, I was a bit like the dog that grabbed the bumper of the car and wouldn’t let go, because this was precisely what we were looking for.

[Slide 6]

So what is Universal? It is the world’s leading music company. It has the number one global market share. About a third (32%) of recorded music is owned by Universal—three million songs, including a couple from my grandfather. Number two in publishing share, although their share is increasing. So 23% of music published is owned by Universal, and 32% of every song that you hear. And they are taking advantage of their success due to just tremendous performance. They represent 10 out of the top 10 global music superstars, and that’s due to a superb management team with decades of experience. That’s led to tremendous financial performance, double-digit revenue growth, 20% compounded operating income growth over the last four years. And a business that’s really been transformed due to streaming. And that creates a recurring annuity-like royalty on growth in music listening. And the business itself is coming out of Vivendi in what I would describe as a corporate carve-out in essence, with low financial leverage, a very strong balance sheet and minimal debt.

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June 23, 2021, 9:00 AM EDT

[Slide 7]

The management team is led by Sir Lucian Grainge. One of the benefits of working on a transaction for approaching eight months is that we got to know the management team quite well, and had the opportunity to spend time in person with the team, including Lucian and got to develop a relationship, although initially over Zoom.

Lucian was practically born in the music business. As a teenager, he got deeply involved, and became really the executive of the decade. Knighted, Hollywood Walk of Fame star, and the number one executive on the Power 100 on Billboard. The way I would describe Lucian is, think about the iconic CEOs that will be remembered. Right? Think about Walt Disney; think about Steve Jobs. Lucian is an executive that will be remembered for his contribution to this industry. I think the modern-day equivalent is Reed Hastings, who’ll be remembered for his contribution to the video industry. And he’s a tremendous human being.

[Slide 8]

The best indication of the quality of a leader is the team they’re able to recruit behind them. And the team is extremely strong. We spent a fair bit of time with senior members of the corporate team and got to know some of the leaders—John Janick, Monte Lipman, Jody Gerson—that lead some of the key businesses or labels in the company. From the video, you probably got a pretty good sense of the tremendous broad reach of the company. And Lucian runs the business and gives a lot of autonomy to these, we describe them as, entrepreneurs. To get an executive like Monte Lipman, his brother, to sell their business and continue to run it at Universal and still act like entrepreneurs, which is precisely what they do. Lucian runs the business, allows the labels to compete with one another for talent. And it’s really a great model. And so, in the proverbial get hit by a pie truck world, this is a company that will survive and thrive.

[Slide 9]

The business itself, we think, is one of the great businesses in the world. Start with a total addressable market of basically the entire globe. Whether you’re a baby or you’re 85 years old, you’re going to listen to music and you love music. People love different kinds of music. And Universal owns basically a third of the world’s music. And music has become a much more attractive proposition from a customer perspective. It used to be, when I was a kid, my first record was a Sting record. I wish I still had it. And records were expensive. You might buy four or five a year and get a couple of gifts, but your access to music was really quite limited. Today, on your iPhone, you can listen to any of 60 million songs – 60,000 songs added every day to Spotify – convenient, easy, super high-quality, and just an amazing business.

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And you can listen to music really anytime during the day when you’re working out, when you’re at dinner, when you’re doing really pretty much every activity. So it’s content, unlike video content, which you watch for a couple of hours. You can do other things like put together a presentation on Universal Music, along with some music in the background. And it’s monopolistic content in the sense that a song is unique. If you own a song or you own the copyright or the music, you’ve got a unique asset, and that gives you a lifetime recurring revenue stream, particularly for the great artists. The company is the number one player in the industry, and it’s not just scale that matters. If you’re a top artist or an aspiring top artist, you want to do a deal with Universal, because they can make you a success.

The company has a meaningful percentage of its costs that are fixed. And then, as the company grows, we’ve seen significant improvement in margins driven by operating leverage in a changing mix, from a business that was dependent on the one-time sale of physical assets to royalties from streaming.

I mentioned the management team already. Unlike Warner, which is really the only public comp, a company controlled by Access Industries with super voting stock and relatively limited float, what’s happening here is that we’re buying 10% of the company. And then Vivendi, the current controlling shareholder, is going to distribute out 60% of the stock to the public. The company will have a real public float, a new independent board. A new independent board will be installed at the company and one vote per share, with a few strategic shareholders in Tencent. The Bolloré group will have an 18% stake, and otherwise we have a large public float, an independent uncontrolled company.

[Slide 10]

Streaming of course has dramatically changed the business. The streaming business has transformed the music business. And why is that? It’s reduced the amount of capital that you have to invest and risk on new artists. You’re not producing an entire album. You can see how a track performs. Just again, the tech companies—Apple, Google—fund distribution of customer acquisition by running the streaming services. In the old days, you’d buy one CD and that would be your source of revenue. Today, an artist earns an annuity-like, lifetime revenue stream. And the same thing is true, of course, for Universal. My kids, today, listen to many artists that I listened to as a kid. And there’s a lot more discovery of artists from the eighties, from the seventies, from the sixties. Of course, people listen to the Beatles, but they also listen to many artists that they hear about through friends because it’s totally accessible. People share a playlist. These are things that could not happen in the past.

It’s less of a hit driven industry because of the growing importance of the catalog. There’s very limited, if any, seasonality in the business, because, again, it’s not like there are a lot of sales around Christmas – it’s a monthly annuity-like revenue stream. The business, as we’ve seen in the last year, has really minimal recession-risk, minimal pandemic risk. It’s hard to think of something that will materially impact the music business going forward. Last year – I think a pandemic is about the worst thing that can happen to music – it shuts down all live events, shuts down retail, makes it more difficult for fans to interact with the artists, and the company grew 5% in that environment. So, one of the great businesses of the world.

We love businesses where you own a royalty or annuity-like stream, where you have to put up very little capital, and that annuity grows at a very high rate for a long period of time. Universal fits that paradigm precisely.

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[Slide 11]

Just how did we get here? I think it’s interesting to look at the history of the music industry. This was a growth industry going into 1999 and then the emergence of new technologies and Napster, and ultimately piracy kind of destroyed the industry. There are a lot of people that were writing the epitaph for the industry circa 2008/2009. And technology, which was the enemy of the industry, started to become the friend. First, you had the iTunes store. People would download songs, but again, it was still a one-time payment type model. And then Spotify helped save the industry with developing streaming, first in Sweden, and then exporting it globally.

So, you had a business, when you look at the slide here, where you still have significant declines, for example, the download business basically becoming obsolete by virtue of streaming. That business is shrinking and slowing the overall perceived growth of the industry. CDs are declining, but maybe at a slightly reduced rate. Interestingly, last year vinyl grew 24%. People are buying turntables again. They like the quality of the sound of an analog instrument, and also just collecting the collectibles with the large album format, et cetera.

[Slides 12-13]

But really the story is about streaming. Streaming went from nothing to a very meaningful percentage of the recorded music industry revenues. Here’s the proliferation of piracy, and then the launch of Spotify and then some fast followers. There are today 400+ streaming services with the dominant ones of course, being Apple, Spotify, Amazon Music, Tencent and others.

[Slide 14]

What’s interesting about music is it’s really a form of software. It’s digital, bits and bytes, the same way as software. And it followed a fairly similar trajectory, right? First you had, if you will, physical – in the old days, you would buy a box of Microsoft Windows, you’d take it home, and then you had software, you could download off the internet. And then you went to a software-as-a-service model where companies transformed from these sort of downloaded one-time purchases to annuity-like subscriptions. And music is following a very, very similar path. In fact, you can think about Universal Music Group as a music-as-a-service company, call it MAAS as opposed to SAAS, or MAAS maybe is a better description as opposed to, I suppose, SAAS.

[Slide 15]

And just to summarize, we’ve gone from physical to digital music. We’ve gone from one-off album sales to streaming and subscriptions. We’ve gone from limited access to music to unlimited access to music. We’ve come from a poor user, a challenging user experience, to an incredible one—you can have a digital watch and be running and listening to your favorite music playlist. You can let the artificial intelligence curate the playlists you listen to. Easy to share playlists with friends. Incredibly convenient, remarkably cheap. Music is cheaper today than ever before. As a result of that, the addressable market has grown from the affluent parts of the world, to the entire world. In fact, ad-supported streaming is free. So, as long as you’ve got access to the internet, either through phone or computer or another device, you can listen to 60 million songs. And that’s an incredible value proposition for the customer.

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June 23, 2021, 9:00 AM EDT

In the old days, the Universals of the world would have manufacturing plants all over the world to produce CDs. Today, the physical business has been outsourced entirely, and the company has no investment in manufacturing of consequence, and very little distribution. It’s no longer producing a bunch of CDs and shipping them out to a bunch of stores, stocking them, restocking them, dealing with returns. It’s now licensing very valuable IP and earning a royalty stream. The other part of the interesting dynamic is that the Spotifies, Apples, Googles, Amazons of the world are funding customer acquisition cost and the distribution infrastructure for the industry. So, really today, Universal is a pure IP company, selling the IP to extremely well-capitalized companies that are highly motivated to acquire customers. Spotify is a pure play, obviously in the streaming business, but Apple has, and Google and Amazon and others have, other agendas in procuring new music. And that’s led to, I think, a very low subsidized cost to music, which has accelerated the growth of the industry. And again, that subsidy is very helpful.

[Slide 16]

So, to summarize, music has been democratized. Anyone can listen to a very large range of effectively unlimited number of songs. It’s become a global business. People are listening to music from different parts of the world: Korean artists are becoming successful in the United States; U.S. artists have always done a good job and British artists have been successful around the world – but you’re seeing more cross-pollination of artists globally. And having the most dominant global company with the best footprint, the physical presence in 60-odd countries and 170 markets around the world, gives Universal a huge advantage in this business.

We talked about how the catalog is becoming more valuable again, with easy access to an unlimited number of songs. People are listening to music from their earlier parts of their lives, and they’re teaching, they’re sharing that music with their friends and their children. Universal has done a very successful job of launching and producing documentaries about artists that inspire interest in, for example, Queen, which made a huge recovery, but also put the artists in front of an audience, in many cases, that didn’t know about Queen.

It’s the cheapest form of entertainment on a cost-per-hour basis, and that all of these changes have made it a financially remarkable business.

[Slide 17]

So what does UMG do?

The recording side of the business is about discovering, developing, and marketing artists to the world, promoting them, making them successful. And breaking an artist to become a global phenomenon. They distribute artists’ music, obviously in digital format. Again, without a label, you can’t actually have any physical records and CDs; that’s obviously a smaller part of the business, but still important.

The publishing side of the business is about managing the IP of an artist. They acquire IP; they license it, and they administer it, make sure the artist gets paid and Universal gets paid for the work that they’ve created. So Universal makes money. The way to think about it is if you own Universal Music Group, you own a royalty on people listening to music. And I can’t think of an asset that I can have more

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confidence in being consumed over time, other than food and water, than music. But the difference between music and food and water is you can’t create IP that you can license to others with food and water. And I would say music comes next. They also make money for artists and themselves by licensing songs in movies, television, video games. Music has become very important for the success of games. They get royalties wherever music is played: television, radio broadcasts, in that case, publishing only. And then, if you hear music in an elevator, they’re getting a royalty on that music. And they sell some physical assets, with vinyl now becoming a growth business. And then they work with artists on concerts, touring, sponsorship, engaging with fans and brand management. Each of these presents revenue opportunities for the company.

[Slide 18]

So recorded music is about discovering artists, giving them an upfront to fund the development of their work, and then working with them to create the best art, the best music, and then marketing that work to the world. And there is no one better than the Universal team at making an artist succeed, which is why they have 10 of the top 10. And they have . . . every aspiring artist wants to make a deal with Universal.

The investment in identifying and making artists succeed is what’s referred to as artists and repertoire. This is the R&D, if you will, of the music business. Marketing expenses relating to – and here actually the social media world has really helped drive much more, and the data that Universal owns, drive much more successful – investment in marketing.

It’s a bit of a venture capital business. In the old days, an artist would show up and play a song on a piano and someone with a good ear would decide whether an artist would succeed or not. Today there is a lot more information because an artist can put up a TikTok video, something on YouTube, and you can start to see whether this is an artist that will develop into a viral success. Unfortunately, most artists are not successful. So it is a risky business as well. It’s become a lot less risky today as a result of that, but in exchange for the risk that Universal takes in making the upfront, meaningful, investment in artists, not just financial, but opportunity costs of time, they lock in, if you will, rights to the future recordings. And in the U.S. those rights persist for almost a hundred years, as much as 70 years in Europe. And it’s a bit like venture capital, where your best investments compensate for the losers. I shouldn’t call them losers, but the loss-making investments that don’t ultimately work out.

[Slide 19]

Publishing. And again, I have a little family history here. My grandfather, Herman Ackman, wrote something like 50 songs. And when I first got involved with Universal, did a little search online and it turns out Universal owns his IP. And this is where you’ve got songs or lyrics written by talented songwriters, and Universal administering them, making sure that the songwriters get set up to receive royalties from their work. They license the work to artists who can produce great music on TV, all kinds of other movies, et cetera, and, then in effect, monetize the rights to these compositions.

And there’s royalty sharing between of course, the publisher and songwriter, and the copyrights last for about 70 years. And royalties come from a kind of diversified set of revenue streams, including: radio, streaming, public performances; the performance area of digital arts and streaming; synchronization relating to music that appears in a movie or TV show or commercial, and mechanical, referring to CDs, vinyl, and DVD.

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[Slide 20]

So, recorded music is 80% of the business. And with the growth of streaming, it is expected to become a larger percentage of the business. Publishing, a very stable growth part of the business. And merchandising, probably, a big growth opportunity, but a lower margin part of Universal’s business, the sale of merchandise in connection with artists’ success.

[Slide 21]

As I mentioned, the business sort of bottomed in the 2014 context, and then began to grow. And the growth trajectory has been great for the industry and very strong for Universal. Even last year, 5% growth, despite an 80% decline in live performances.

[Slide 22]

And streaming is really, of course, the big driver here and you’ve seen publishing has grown actually substantially, streaming has grown substantially. And what’s interesting is the overall earnings quality of the company is improving as these higher growth, lower capital-intensive, more predictable revenue streams are becoming a disproportionate part of the company’s revenues. This business is a much better business in terms of its mix of revenues, than it was five or six years ago, and that’s accelerating.

[Slide 23]

In 2015, streaming was 19% of the business. Publishing slightly smaller, but similar size. Today’s streaming is 52% of the business. Publishing has grown almost double over the last, call it, five years. The business mix, again, improving to higher and higher quality.

[Slide 24]

That’s led to the shift from physical to streaming, which is driving margin growth. Margins are up almost 600 basis points in the last five years. And then, as I mentioned before, this is a business with significant fixed costs that you can amortize. So the inherent operating leverage is also driving margin. Then last year, I think, the company learned how to be even more effective. Tools like Zoom and better, more directed marketing, enabled the company to manage its cost structure in a more challenging year.

[Slide 25]

COVID-19 did have a meaningful impact on the business. Management navigated COVID-19 extremely well. With live music being down 80%; publishing and performance and synch revenue impacted; merchandizing, of course, a big impact (although they’ve done a good job building the e-commerce business) – the recorded music business was stable.

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June 23, 2021, 9:00 AM EDT

Again, the nature of a subscription-based and streaming business. And again, I mentioned that they took some cost actions to help manage the cash flows. And our understanding is that some of those initiatives will persist, and we expect continued margin and enhancement. But when you look at the business, and you look at the valuation we paid for the company, where the multiple paid is based on a COVID-19-affected year.

Here I’m going to pass along to Ryan Israel, a member of the investment team. Ryan take it away on the music industry.

Ryan Israel

[Slides 26-27]

Thanks Bill. As Bill discussed, when you look over the last 20 to 30 years, it’s been a dramatic shift in the industry, and as a result, streaming is now the preponderance of the revenue for Universal as well as for the industry overall. So you can see on the current page, which represents the overall U.S. market, which is also the world’s largest music market and the world’s largest streaming market, streaming is over 70% of the total revenue that the industry generates. If you look over the last three years, streaming has grown at more than 20% annually. And even last year during COVID streaming grew at a mid-teens rate, which is really incredible. And we think likely to continue for the foreseeable future.

[Slide 28]

Despite this growth, what’s interesting to us is, effectively, music is not monetized as high as it was even 20 years ago when the format was not nearly as efficient, and did not offer as much of a consumer value proposition. So what you can see again for the U.S. market is that the average person, or the per-capita, spend on music last year was about $37, which is a significant decline from what people spent in 1999, more than 20 years ago. And, if you inflation-adjust the dollars they spent over 20 years ago to make them current with what that money would buy today, that represents over a 50% decline.

[Slide 29]

One of the reasons that we are excited about music is because it’s such a high-value form of entertainment that costs so little. It’s probably the cheapest form of high-value entertainment that you can find. And we estimate that it costs about 10 cents per listening hour, which is just incredible. When you think about some of the other things that we enjoy doing and how much they cost, even some of the other low-cost forms of entertainment, such as video games, are about five times as expensive or watching your favorite cable TV show could be about eight times as expensive. And we think this provides an opportunity, over time, for music streaming to continue to grow as well as to improve the monetization levels for the foreseeable future.

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[Slide 30]

So, overall, as I think you’ve heard from Bill and as we believe, we think streaming growth over the long-term is likely to remain at a very high level due to a couple of really attractive characteristics.

First, music is unique and has an enormous addressable market. Music really is universal. Everybody listens to music – consumption of music is at an all-time high. And what’s unique about it is people enjoy listening to the same song many, many times. And music is the ideal short-form content to consume. You can use it as a primary activity and have it in the background. And overall it can enable any other activity that you’re doing to be enhanced, and you can do it with every single hour that you’re awake. Some use it while they’re sleeping. But we also think it offers an amazing value proposition. Just about everybody on the planet who has a smartphone today can get a library of 60 million songs on demand with just a little click on their phone or the computer. At the same time, you’re uploading tens of thousands of songs a day, Spotify, that in itself, about 60,000, and there are several other music providers out there that are uploading tens of thousands more.

You can also personalize the music. Artificial intelligence can suggest songs to listen to. There are a lot of curated playlists, and so it’s never been easier to consume music in the way that you want and listen to the songs that you love the most or even songs that you’re going to love that you didn’t know that you were looking for. Overall, it’s incredible value. Today, you can listen to an entire month’s worth of, or most of the songs that have ever been produced for that matter, for the cost of buying less than one CD 20 years ago. And when you compare streaming of music relative to other things that you stream, or other forms of entertainment, it’s an incredible bargain. It’s a little bit less than half the price of Netflix. It’s about a third of the price of digital TV, and it’s a tenth of the price of your basic cable package. So music is an essential form of entertainment, and it’s one of the lowest cost forms of essential entertainment.

[Slide 31]

One of the things that we really like about the industry is that a lot of the most well-capitalized and largest technology companies are investing significant dollars in order to drive the growth of streaming. So everybody knows about Spotify, which you can see is, by far and away, the leader of paid streaming users today. But what’s interesting is some of the largest companies, whether it’s Apple or Amazon or Google, they’re investing very heavily to build their own streaming services because they view music as a really important tool to better cultivate their customers, to be able to sell them other products outside of music. And we think that investment is going to continue to drive the growth of the market and inure to UMG’s benefit over time.

[Slide 32]

Streaming is an incredibly high-quality business. We talked about how it generates a recurring stream of revenue over time. And nothing is a better example of this persistent high growth than the successful performance during COVID last year. But what’s also interesting is how streaming drives enhanced profit margins at the same time. In the old world, before the transformation, in a physical environment, you had to invest heavily in manufacturing and distribution. Today, in a streaming world, those costs no longer exist, which makes it a much higher profit margin. What’s great about the business is Universal is able to take the savings on manufacturing and distribution and invest it by paying artists an even higher royalty rate on streaming than they did previously when they had to distribute music in a physical environment. So artists make more money, but at the same time, those savings on manufacturing more than offset the incremental rates that they pay to artists. So it’s a more profitable model for the record labels as well.

Pershing Square Tontine Holdings, Inc.

June 23, 2021, 9:00 AM EDT

And then lastly, it’s an improved mix of the high-value back catalog, which are songs that are older than three years. More people listen to the catalog in a streaming world than they did in a physical world, which makes a lot of sense because you’re more likely to listen to a song you heard 30 years ago that you liked when you have 60 million songs at your fingertips, than when you have to go out and buy that record in order to listen to that music. And what’s great about the catalog is it’s a much higher margin business than the current or what they call “frontline music” today (i.e. that’s less than three years old), because a lot of the costs that you incurred for the catalog happened many years ago when you were first creating that music when it was new as well.

[Slide 33]

So, a lot of people today will say, well, what’s the value of a record label. It’s never been easier as Spotify is around. There are a lot of services that help artists to be able to create music and upload rapidly. But the problem is that’s available for every artist now. And so while it is easier to distribute music or to make your own music than it may have been in the past, the problem is every single artist has that advantage. And so you’ve had a proliferation of music by every single artist in the world. How does anybody stand out? And the answer is the record labels have become critical. They still are very important to producing and distributing high-quality music around the globe, but they’re even more critical than they’ve ever been in helping artists breakout and helping established artists continue to maintain their popularity. So if you take it from the new artist perspective, the labels are experts in finding and breaking these new artists.

To some extent, the digital service providers, such as Spotify, make it easier for the labels to be able to spot trending talent and then help bring them in and further be able to break that talent by providing funding, providing marketing dollars, collaborating, and a lot of the relationships in the industry. They’re so important for new artists to break out. As we talked about, there’s really no way that any artist today who doesn’t work with a record label has a real shot at being able to become the next big artist without the record label’s help. At the same time for the established artists, record labels matter more than ever. When you think about what a record label provides: world-class marketing, global operations, which help artists go from wherever their local geography is to all around the world by linking them with consumers from all different places. They really have unrivaled distribution.

And those things matter a lot to maintaining and helping expand the popularity of even established artists in any market. At the same time, the streaming industry has transformed data and analytics. There’s an amazing amount of wealth of information that the record labels have, and own, in a streaming world that it was just not possible for them to receive 20 years ago in a physical world. And they can use that data to help best understand, and be able to share with, artists ways that artists can improve their performance, help them better engage with their customers. And lastly, as I mentioned previously, the royalty rates in the streaming world are much better for the top and established artists, and that provides them additional value when they’re getting the growing stream of revenue off of which they get a royalty plus a higher royalty rate. So we really think that the record labels have an advantaged position in the streaming world for both new artists and established artists.

Pershing Square Tontine Holdings, Inc.

June 23, 2021, 9:00 AM EDT

[Slide 34]

One of the things that’s amazing about the industry overall is that the music companies create such high demand content and that consumers need all of that content to be on any streaming service that they sign up for. And so, when you look here at the market share chart, we have the top three music companies, Universal, Sony and Warner, accounting for nearly 70% of all of the streaming that happens. And just three people, three companies, and by far and away, UMG is the market leader and all of the service providers. Think your Spotify, Amazon, Apple, they need all of this content from each of the labels in order to be attractive to their customers. And so that gives the labels a lot of negotiating leverage with the content providers.

[Slide 35]

And that’s one of the reasons that we think when we make an analogy to the video industry. Why music content is much more valuable than video content is, in a streaming environment, the record labels and publishers have much better bargaining power with the content distributors than is the case in video. So for example, in music, each of the providers needs effectively all the music that matters in order to be attractive to their consumers. And that’s not the case in video, the digital service providers really only need a critical mass. You may not, as the consumer, need Spotify and Apple and Amazon to listen to music. But a lot of people who stream probably have a handful of apps, you probably have Netflix, Hulu, and perhaps another service.

In the music world there’s only really three people who produce 70% of the content, whereas, in the video world, there’s an enormous number of people that produce content, and music distributors have very little of their own exclusive content. Whereas in video, think about Netflix, there’s a lot of exclusive content there.

And then in music, the content is effectively evergreen. You can listen to your favorite song hundreds of times, whereas in video, most people only watch something once. And even your favorite show, you probably only watch a handful of times ever again.

And then, as we mentioned before, music is just so complementary – it’s compatible with so many activities and be listened to so frequently. Whereas video generally requires your full attention. And it’s just not something that you can listen to in the background, if easily, during all of your waking hours.

[Slide 36]

At the same time, we think that the streaming world has really lowered the overall risk for record labels. They’re able to use more data in order to improve their decision-making. And at the same time, the upfront costs are lower, which results in lower investment risk. So in terms of the data, the labels are able to have much better artist discovery and enhance the promotion of their existing artists. They utilize the data to better improve the decisions they’re making, as well as using data to figure out which artists are likely to be successful from a manufacturing perspective. And not having to have physical inventory or having large amounts of startup cost for distribution of manufacturing significantly reduces your inventory risk.

Pershing Square Tontine Holdings, Inc.

June 23, 2021, 9:00 AM EDT

And from an artist perspective, because in the streaming world, people are getting paid off of, and only need to create, individual tracks in order to make money. You don’t need to invest in a full album before you get the feedback from the data and engage the consumer reaction before you produce incremental songs, which is good for both lowering risks for the artists and the record label as well. And then lastly, the data that the labels gain allows them to enhance the value they can provide to an artist at the time of signing or renegotiation of a contract. The label is able to show all of the data very concretely to the artists that the label brings, which is something they couldn’t do prior to the transformation in the physical world. At the same time, a lot of the data that the labels own and get, they’re able to use to help artists better engage with their fans.

[Slide 37]

Overall, what we like about streaming is it’s a growth industry and creating a very attractive situation for the labels, but it also benefits all of the parties who play in the broader music ecosystem. If you think about it from the artist perspective, the artists are able to receive higher royalty rates off of a much larger and faster growing revenue pool in the past. The artist is able to take what was previously a one-time transactional payment—for example, when someone would buy a CD—and convert that into what could potentially be a perpetual earning stream. And lastly, streaming royalties are based on actual listening. And so artists that produce more hit songs that are listened to over and over again, make more money. So it’s more democratic from the artist’s perspective as to how they’re paid.

From the standpoint of the record labels and the publishers, they’re generating a rapidly growing stream of effectively royalties on music. They have enhanced profitability because it’s higher margin, and they’re improving the listening, and ultimately the monetization of the catalog, which is very attractive. And then from the digital service providers and Spotifys and Amazons and Apples of the world, there’s an enormous opportunity of people who, over time, will become subscribers that are not yet subscribers today. And they don’t have to invest in the content in the same way in the video world that Netflix does. And so we think the fact that this system benefits all parties is likely to continue to enhance the growth over time.

[Slide 38]

William A. Ackman

Charles Korn, another partner and member of the investment team. Why don’t you give us a perspective on growth in the industry?

Charles Korn

Sure, thanks Bill. So what you heard from Bill and Ryan is kind of a qualitative overlay on why we think streaming is obviously a fantastic and mutually beneficial monetization model for the industry structure.

We’re going to spend a little bit of time talking about unpacking some of the drivers which have caused streaming to grow at a high rate over the last number of years and give you some perspectives on how we think that’s likely to evolve over the coming decade.

Pershing Square Tontine Holdings, Inc.

June 23, 2021, 9:00 AM EDT

[Slide 39]

First, just level setting, again, streaming today is roughly $13 billion of revenue. It has compounded at a pretty incredible, almost 40% CAGR over the last five years. It continues to grow in excess of 20% per annum. So, very rapidly. And, as Ryan alluded to, it’s now a healthy majority of the recorded music industry. And so you’re seeing this very positive mix-shift dynamic. Streaming really didn’t exist, as Bill alluded to, before 2011 or 2010, when Spotify founded the industry.

[Slide 40]

When we talk about streaming, we’re really going to break this down into three buckets. We use that term in a broad sense, but we’re going to focus now a little bit on these three kinds of discreet buckets, starting first with paid streaming. Think of you paying $10 a month to listen to Spotify. You have unlimited consumption and it’s an ad-free environment. This is where the majority of streaming revenue sits today. And, importantly, this is basically a revenue-share model where the DSPs, the Spotifys of the world, they share a proportion of their revenue back to the record labels, and the opportunity here really is driving a higher level of growth in the subscriber base, both in developed markets, and, as we’ll talk about, in emerging markets.

The second bucket, which we’ll speak to a little bit later on, is what we call ad-supported streaming. You don’t pay anything. You listen for free. And the monetization model here is the DSPs. They generate ad revenue, and then they share a portion of that ad revenue back to the label, and the opportunity which we’ll talk about there is really to improve the monetization. So there’s a huge delta between the monetization in an ad-supported environment versus a paid environment. And we believe that, over time, there’s an opportunity both to close the gap between individual DSPs (there specifically, YouTube is significantly under-monetized, relative to other DSPs) and then also close the gap between the collective DSPs in the ad-supported ecosystem relative to paid streaming.

And then third, we’re going to talk about this bucket of what we call high growth opportunities. It’s a bit of a catchall, but this basically represents the emerging opportunities that you see in social (Facebook. TikTok for instance), in gaming, and then also in e-fitness, which is a rapidly growing category. Here think of Peloton, for instance. All of these revenue models; they’re highly varied. In certain instances, there may be a revenue share as a percentage of subscription. There might be a revenue share of the percentage of ad, or they may be subject to certain minimum guarantees. But the point is that the labels work collaboratively with the DSPs and with their distribution partners to establish a mutually beneficial revenue model.

[Slide 41]

So first just drilling down a little bit on paid streaming. What we’re going to talk through in a second here is we basically created a global streaming model where we’ve gone country by country. Look at the key drivers of growth over the last five years, project that out over the next 10 years using data from a variety of sources, including MIDiA, which is an industry source that aggregates data up from the DSPs and the labels. And we’re going to contextualize that growth and project it forward. In certain instances, we use 2019 as a baseline, and that’s simply because we didn’t have data yet for 2020. Some of this data is only reported annually.

Pershing Square Tontine Holdings, Inc.

June 23, 2021, 9:00 AM EDT

[Slide 42]

So first, this page is a little dense, bear with me, but what we’re trying to show here, this is a snapshot of how the paid streaming ecosystem works. And I’ll start in the middle of the page, the DSPs. First again, this is the Spotifys, the Apple Musics of the world. And what they’re really doing is they’re going around the world, and they’re trying to sign up new subscribers. And so they incur the marketing costs and the customer acquisition costs, which Bill alluded to, and they’re focused on adding subscribers. Importantly, the DSPs, they also set retail ARPU, which is average revenue per user. So when Spotify decides to open a new territory in India, it is Spotify’s decision how much they’re going to charge per user in that market. And, as we will allude to, the ARPU varies significantly across different markets because they’re trying to grow and enhance and change consumer behaviors for the mutual benefit of the ecosystem. If you take ARPU and you multiply that by subscribers, that’s your revenue, which is the revenue that the DSPs receive.

And they pay out the majority of that to the recorded music industry. And they also, importantly, directly compensate the publishers, which is a small, but nuanced point because that’s different from how other digital consumption works today. So you have this pool of revenue that goes from the DSPs to the record labels. And then that revenue pool is split among the individual labels themselves. And the way that works is it looks down and looks at individual consumers and sees how many listening hours you have. So if you’re a Taylor Swift fan or you’re a Drake fan, it aggregates all of the listening hours across the entire DSP, and then they allocate that across the individual labels when it determines who gets how much revenue. And then the labels themselves, based on that same formula, push down royalties to the individual artists.

[Slide 43]

So when you think about the prior page, what we’re really going to spend some time talking about is that top bucket, the aggregate revenue that the entire industry enjoys, why that’s growing so rapidly, and some of the variables.

You have two variables on the prior page, our subscriber growth and ARPU. Focusing on subscriber growth, we’re going to break this into a couple of buckets. We’re going to talk about population growth, very importantly, smartphone penetration. So smartphones today continue to be the main method by which people engage with the DSP ecosystem. And so there’s a very good correlation between smartphone penetration and paid streaming, and then we’re going to look at the penetration rate of paid streaming as a function of smartphones. And then lastly, we’ll talk about ARPU.

[Slide 44]

The first is focusing on smartphones for a second. There’s basically 3.4 billion smartphones around the world. And we may have smartphones here and you may have had one for many years, but that’s still growing at a pretty healthy rate. And we’ve called out here that it’s growing in excess of 10% per annum. And there’s a couple of variables that are driving that. You have increased adoption of 4G and LTE networks in emerging markets around the world. You have falling consumer electronic prices (consumer electronics are typically deflationary). And so you have broader access to consumer electronics over time. And then, last, you have rising incomes and emerging markets. So you have a healthy growth rate in the smartphone base globally.

Pershing Square Tontine Holdings, Inc.

June 23, 2021, 9:00 AM EDT

[Slide 45]

And when you look at that as a penetration rate on a population basis, that’s still only roughly 44% today. And that’s been increasing at roughly a five point increase per annum over time. So the backdrop here is smartphones continue to grow at a healthy rate, which is the on-ramp to the DSP ecosystem as well.

[Slide 46]

And when we drill down on that 44%, what you’ll see is here as developed markets, not surprisingly perhaps, have much higher penetration of smartphones relative to China and other emerging markets. And what we’ve done is we’ve built a projection into 2030, and we believe that over time, you’ll see a rising penetration in developed markets, but more substantially, a very significant rising penetration in China and other emerging markets over time, such that in excess of 60% of the global population, we believe, will have a smartphone by 2030.

[Slide 47]

So now we start to talk about streaming penetration. Today, roughly 11% of smartphone users are paying for a streaming subscription service. That’s more than doubled over the last five years. And you can see on the left here, that’s only 5% in 2015, and that continues to increase approximately two points per annum. So you’re driving much higher penetration into the smartphone installed base over time.

[Slide 48]

Now, if we drill down on the 11%, what you really need to understand here is that much higher penetration rate, roughly 34% in developed markets, but still fairly nascent in China and other emerging markets. And so we see a huge opportunity in those markets over time.

[Slide 49]

If we carry forward the 34% from the prior page, we can break that down even a little bit further. So first drilling down to the U.S. The U.S. has roughly 41% penetration today, which compares quite favorably to the Nordic regions. As Bill alluded to earlier, the Nordics are the furthest along in the penetration curve. It’s the birthplace of Spotify and streaming and the U.S. compares favorably, but there’s a huge gap between the U.S. and other developed markets, which include mature music markets, like Japan, Germany, France, South Korea, Canada, et cetera. And so over time we would expect that other developed markets will increase their penetration rates to more closely approximate the U.S. and the Nordic regions.

Pershing Square Tontine Holdings, Inc.

June 23, 2021, 9:00 AM EDT

[Slide 50]

We’re now just focusing on the U.S. which is the 41% from the prior page. Although the U.S. is comparatively a more penetrated market, what you see here is, it’s still growing very rapidly. You’ve had more than 3x adoption over the past five years, and it continues to grow at 400 to 500 basis points per annum. So, notwithstanding the fact that it’s comparatively more penetrated, it still has an enormous amount of growth even coming out of what we’d consider to be more developed markets like the U S.

[Slide 51]

Transitioning to emerging markets, and focusing here specifically on China, China is only at 6% penetration of smartphones. So growing very rapidly, 6x adoption, but really mid-single digits, just leaving a huge opportunity. And we believe that over time, there’ll be hundreds of millions of incremental subscribers into paid streaming coming from China.

[Slide 52]

And we talk a little bit more about China. Tencent is really the largest driver of that. So today Tencent is the major DSP in China. They have roughly 80% market share. Obviously they’re a strategic partner to Universal. They own 20% of the business and they have in excess of 600 million monthly average users. And what they’re focused on is increasing what they call their paying ratio (how many of their monthly users are paying for a paid subscription service). And it increased, as you can see at the bottom of this chart here, from 2% in 2016 to 9% today, and they’re going to continue to drive that higher. We anticipate over time, you’ll just continue to see more and more users from the likes of Tencent enter the marketplace.

[Slide 53]

And so when we pulled this together, that 11% penetration rate from the earlier page, again, that’s roughly a 34% penetration rate in developed markets, but again, it’s higher in the U.S. still leaving a huge amount of opportunity in markets like Japan and Germany and France, and it’s still fairly nascent in emerging markets. In our model that we built, over time we trended out penetration curves across all of these individual countries and created projections of what this might look like for the next decade. And we anticipate over time, you’ll see significant growth in developed markets, as you continue to drive higher penetration in comparatively mature markets, and then a catch-up in China and emerging markets. And so we get to 30% penetration of the smartphone installed base by 2030, and that translates into an enormous amount of growth.

[Slide 54]

Pulling that together from the prior page, the current ending base of global paid subscribers as of 2019 was 365 million. And we see a line of sight to in excess of 1.5 billion subscribers by 2030, which is a 14% compounded CAGR. Obviously, we anticipate that will grow faster in the first five years than in the back five years of this projection period. In the first five years, we anticipate more growth coming from developed markets in China, and in the back five years, more from emerging markets like India, Brazil, Colombia, Poland, et cetera, which are still very, very nascent markets today.

Pershing Square Tontine Holdings, Inc.

June 23, 2021, 9:00 AM EDT

[Slide 55]

Now, importantly, we need to talk about ARPU here because as this chart shows you, there’s significantly different monetization in a subscriber from one market to the next. So unlike, perhaps, video streaming, which has a tighter ARPU consistency around the world. ARPU here is established, as we mentioned, by the DSPs. And so they make a determination when they enter a new market, they’re trying to change consumer behaviors. They want to increase subscribers. They’ve determined the price point they enter that market at. And so as the market shifts to becoming a more international business, you have this kind of negative mix-shift dynamic, where users in emerging markets have lower relative monetization than in developed markets. And that’s an important consideration that we’ve taken into account as we project out the business.

[Slide 56]

And so on 56, what we’ve shown here is we believe in individual markets like France, Germany, UK, the U.S., DSPs over time, will take price increases. And we’re already starting to see that in the Nordic regions—it’s been discussed in the U.S.—but in aggregate, when you offset the positive like-for-like country-specific price increases overlaid with the international and globalization of the business, those like-for-like price increases will largely be negated in our estimate by the mix-shift dynamics into emerging markets. And so, on balance, we think that the global ARPU at a high level will be roughly flat over the next decade. So the way to really think about the paid streaming growth opportunity then, under our framework, is essentially just mid-teens subscriber growth CAGR, effectively the growth rate for paid streaming. And again, that’s a higher level of growth in the first five years, and then comparatively slower, but still double-digit-type growth in the back five years of our projection forecast period.

[Slide 57]

Now I’ll turn it over to Feroz, who is going to discuss the ad-supported streaming business model.

Feroz Qayyum

Thanks Charles. So the second major bucket I want to talk about is the ad-supported revenue stream, and this makes up revenues from services like YouTube, VEVO and DSPs that have ad revenue supported models here, so things like Spotify. And the revenue model here is really a percentage of the ad revenue generated. This only represents about 20% of the industry revenues today, but it’s growing at a faster rate than paid streaming.

[Slide 58]

So if you look here, Charles laid out the paid streaming subscribers, 365 million ending in 2019. The vast majority of people that could stream music online, do it through these three platforms. As you can see the top three, YouTube, Tencent Music, and Spotify alone, represented almost 3 billion users. And that’s 7x more than the paid streaming subscribers. The addressable market for ad-supported streaming is really anyone with a smartphone or internet access. And so as internet penetration and smartphone penetration increase, there is no reason why that 3 billion number, already a very large number, can’t be every single person on the planet.

Pershing Square Tontine Holdings, Inc.

June 23, 2021, 9:00 AM EDT

[Slide 59]

When you look at it from an average-revenue-per-user perspective, this means that the industry is really only generating about 10 cents per user per month. That compared to the $2.26 number that we discussed earlier on the paid streaming side, which is 22x more now, obviously a large portion of the people that consume music through this way do so in a developing world. But we believe there’s a massive opportunity for this 10 cents per user per month to increase materially, both as wages grow, but also as ads become better targeted in these geographies.

[Slide 60]

So as we previously laid out, the U.S. is actually the largest music market, and about half the listening hours occur on radio. Interestingly, it’s the only major country where recording artists or record labels don’t make any money from the song being played on the radio. When a song is played, the songwriter and the publisher get paid, but the recording artists and the artists who actually sang the song do not. And this arrangement is really the result of a long argument made by radio broadcasters, that recording labels and recording artists get a lot of free promotion on the radio.

We think there’s a substantial opportunity for continuing to share shift away from radio to other monetization channels for things like ad-supported streaming. So instead of getting in your car and listening to radio, you can just listen to the free tier of Spotify for free in your car. And as ad-supported streaming becomes a larger stream, it’ll attract more advertisers which will in turn, make them better ads, and that’ll help drive music industry revenues as well.

And so if you think about the adoption of connected cars and other smart devices, that will also help increase the penetration of ad-supported streaming as again, you can log in to Spotify and your car as opposed to turning on the radio and while the arrangement currently is the way it is, there is certainly a likely change possible. And there has been discussion in Congress for potential political change that would get record labels paid from radio.

[Slide 61]

Turning our focus to the third and last bucket. There are a number of additional high-growth opportunities available that either don’t pay very much to record labels today, or pay very little or don’t pay at all. The revenue models here really vary from minimum contracts to per-user pricing or a percent of what they charge the consumer. And the key to future growth here will be unlocking new revenue streams.

Pershing Square Tontine Holdings, Inc.

June 23, 2021, 9:00 AM EDT

[Slide 62]

And so the best examples today are social media, digital fitness, and gaming. And as you can see, these are very large markets by themselves. And we really think that music is foundational to each of these sort of high-growth consumer platforms, each of these categories and the job that UMG and the other record labels have is to try and expand their addressable market by monetizing their content to a new format or listening on occasions through these opportunities.

[Slide 63]

Social media is very interesting because it, and music have a very symbiotic relationship. First, music is very foundational to what social media actually is. In surveys, 90% of people admit that they partake in music-related activities on social media. This includes things like lip syncing, videos, dance routines, or reaction videos. On the other hand, social media is also very helpful to the music industry because it provides just another platform for artists to engage, for fans to discover. And for labels to actually monetize music. So for example, artists can directly engage with fans through live streams or through social media platforms, by posting photos and videos. Social media platforms also serve as the way for fans to go out and discover new music and new artists. And especially during COVID, they actually unlocked many new ways of conducting commerce. So artists held live streams on, for example, on Instagram, you can pay an artist directly, and artists actually launched personalized merch stores on these social media platforms as well. And to the left, you see some of UMG’s key partnerships. Of note, UMG itself was one of the first to partner with social media companies, starting with Facebook, several years ago.

Similarly, music is also a key part of the digital fitness offering, and UMG has partnerships with key services, like Peloton, Equinox plus, and Soul Cycle. These services are using music to innovate their offerings by offering synchronization workouts or artist- or genre-based classes. And if you look at examples like Peloton, look at what it allows them to do, it allows the instructor to control the tempo of a class, provide signals to the participants to encourage effort and really it allows them to create true stickiness in these platforms.

[Slide 65]

And then when it comes to gaming, music has always been a key component for storytelling. However, next-gen games are using music to provide another monetization venue. So we’ve seen live concerts with global audiences conducted inside games. One of the more famous examples being Travis Scott, who held a concert inside Fortnite. And then games also allow additional monetization opportunities to sell songs, badges, skins, and other things that fans can buy. And again, if you can see the left-hand side, UMG is really at the forefront of this and has a pretty robust partnership with big gamers like Epic Games and Riot Games.

[Slide 66]

When looking at other technological innovations, another development that really excites us is the advent of NFTs. And we think this is really creating new opportunities for the industry to monetize music. Fundamental to the business is that collectibles are a large market, and in a world where everything is now based on access and streaming, and there’s still a yearning for a way to actually own something, whether that’s art, songs or merchandise. And we actually think music is the ideal art form for utilizing NFTs. Number one, musicians happen to be the most popular celebrities. So, if you look at social media accounts, they represent the most followed people. Number two, music actually offers a lot of ways to monetize. So you could sell many different things as NFTs. It could be a song, a digital album, art, merchandise, or a ticket. Imagine a world where a musician can make a cut every time a concert ticket to their concert is sold.

Pershing Square Tontine Holdings, Inc.

June 23, 2021, 9:00 AM EDT

And then lastly, music itself is a very rich catalog of IP, and artists are obviously continually making new IP every single day. So all in all, we think NFTs have the potential to transform the music industry and create new monetization opportunities for both artists, as well as labels.

[Slide 67]

Putting it all together, as we’ve laid out, the way to think about the streaming market is really three buckets: paid streaming, ad-supported, and the additional high-growth opportunities.

With paid streaming, we think there’s a multi-decade runway for subscriber growth, and we think that can grow at a low-to-mid teens growth rate. We think ARPU in our base case is most likely to be flat. And interestingly in scenarios where subscribers grow faster, particularly in emerging markets, ARPU could actually be a headwind. So, all in all, we think the paid streaming market as a whole also grows in the low-to-mid-teens growth rate over the next 10 years.

Ad-supported streaming is obviously much smaller today, but it’s growing much faster. And then additional high-growth opportunities to grow even faster as the music industry is able to monetize new formats. So in totality, we think it’s possible for the entire streaming market revenue to grow in the mid-to-high-teens growth rate.

[Slide 68]

And so this factor also has a pretty big impact on the mix of industry revenues over time. So today streaming represents about two-thirds of the industry revenues. If it continues to grow at a mid-teens growth rate, it’ll represent about 90% of recorded music revenues by 2030. And that is excluding any opportunities from NFTs or from other new revolutionary technological developments. And remember because streaming is a higher-margin business, it represents an even greater proportion of the industry profits, but the business shift from physical to streaming—the greater predictability, the faster growth, the higher margin—that should all lead to a much higher valuation for the company. And so with that, let me turn it back to Bill to wrap things up.

[Slide 69]

William A. Ackman

Thank you Feroz. So I think you’ve heard from us that we think this is an incredible industry, the music industry, and again, the best analogy we can make here is to what’s happened to the software industry. And some of the most highly valued companies in the world are software companies, but here the market size is much larger than for any kind of software company. It’s the entire world. It’s a very similar recurring revenue stream, almost no capital to grow, the opportunity to leverage a significant fixed cost base. And I don’t really know of a software company that has this dominant market position as Universal does. And what’s interesting is you don’t need to go hire a ton of software developers. Everyone wants to be a rock star. And there are a lot of entrepreneurs working really hard, pitching Universal, and hoping that Universal will back them in their careers. And they want Universal because Universal has had better success than anyone else in making you a star.

Pershing Square Tontine Holdings, Inc.

June 23, 2021, 9:00 AM EDT

Best company in the industry. Best management team in the industry. Largest scale in the industry, and interestingly, Universal has had the benefit of being owned by Vivendi, had the benefit of a strong balance sheet. It was not an LBO and you got to give a lot of credit to Len Blavatnik and what he’s achieved, and his management team has achieved, with Warner Music Group, and that was a leverage buyout. It was a business, very much focused on generating cash to pay debts. Universal by virtue of its very strong balance sheet and strong parent has been able to invest for growth, and to invest for long-term growth, to establish beachheads in markets around the world. And they really built a global platform, and what artists want more than anything else is global recognition. And no one else can give you the global recognition that Universal can. I’ve commented again and again about the management team. It’s a tremendous team and it goes well beyond Lucian’s iconic leadership. Interestingly, it’s going to emerge at approximately the last week in September as the only uncontrolled pure-play music streaming content and company in the world. What’s it worth?

[Slide 70]

So why don’t I just actually pause, for a moment, and before we get to a comparison to comparables, what’s fascinating to me—if you came to me and said, what would you pay to own a third of the world’s music content and an engine or a platform to identify the best artists in the world, where you can keep taking more and more market share over time? What is that business, how would that compare with, you know, Disney, which is one of the world’s great companies? Which would you rather own? What would it be worth in my mind? It seems to me it should be worth something similar. Just, just back of the envelope—well, Disney doesn’t own all the world’s content, but it’s a very, very important player in video content. Well, Universal, the price we paid is one-eighth the price, the current market cap, of Disney.

Now music plays an incredibly important role in the tech ecosystem. Just interesting benchmarks. The price we’re paying for Universal is 1/40th the price and market cap of Google. If you look at the S&P 500, and you said that Universal was on the list, I am very confident that in 25 years, 50 years, 100 years, Universal will be on that list. And will be very high up on that list of great companies. I’m less confident about Oracle, no disrespect to Oracle. We’re paying one-fifth the market cap of Oracle, one-seventh the market cap of Adobe. This is an incredibly iconic, super durable business that you can predict with a very high degree of confidence is going to exist. It’s hard to think about the demand for a specific kind of software, but I can be very confident, we all can, that there will be demand for music over time.

[Slide 71]

There’s only one public comp. And in fact, we think because the memory of the music business is—people thought of this as not particularly good business the last time there were a number of music companies that were public. And the fact that the industry was in decline for such a significant period of time has led to a lack of recognition for the one public comp out there. We actually have a lot of respect for Warner Music Group and a lot of respect for what the management team’s accomplished with that business and the market assigns it, based on analyst estimates of 2021, it’s trading at 23 times EBITA, the metric that we are using, EBIT adding back some the amortization. The price we paid for Universal is 22 times. We think Warner is a meaningfully undervalued company, but we also think that UMG is a much more valuable company than Warner.

Pershing Square Tontine Holdings, Inc.

June 23, 2021, 9:00 AM EDT

Number one, it’s the undisputed market leader. It represents the best artists, and therefore most of the best aspiring artists to keep their, want to partner with UMG. It has got the best management team. It’s got the best brands, and has the best catalog. It has tremendous scale. It’s got a global market presence and has been investing for the long-term for a very long period of time. Warner is controlled by Access Industries. Access Industries has super-voting stock. The public shareholders really do not have a say in how the company is governed. UMG is going to become an independent public company with an independent board directors by the end of the third quarter, when Vivendi will distribute the stock to its stockholders. It’s the only uncontrolled company. And we think the fact that we’ve been able to do a transaction at a turn less multiple for a business of this quality, we think is interesting.

[Slide 72]

On scale: twice the revenues, twice the market share, 32% versus 16%, more than twice the publishing market share, almost three times the number of markets covered around the world, achieved with less than 1.7 times the number of employees, and again, tremendous presence in terms of the best artists in the world, 10 out of 10 at Universal. 0 out of 10 at Warner. And again, we think Warner’s done a great job.

[Slide 73]

That investment in the future has led to an outstanding growth trajectory over the last four years, and compound annual revenue growth of about 10%. And that’s inclusive of COVID where Universal only generated 5% revenue growth, about almost double the revenue trajectory in recent years, and about 50% higher revenues over the last four-year period. But that gap is accelerating in the last two years versus Warner Music Group.

[Slide 74]

That of course also is reflected in the profitability of the business. 21% compounded growth since 2017 versus 11% for Warner, almost twice the growth rates. Our purchase price is at a discount to Warner, and we’re buying a business that has twice the historic growth.

[Slide 75]

Interestingly, despite Universal’s dominance and scale, its operating margins are only a couple hundred basis points higher. They almost have the same operating margins. What this tells you is that Warner has been managed more to optimize margins and cash flow, and Universal has been run to maximize the value of the business over the very long-term, and the company has made enormous investments and continued to make those investments during challenging periods of time. And that vision has—Lucian Grainge, who has helped drive the enduring long-term value of this company with, again the benefit of a strong parent in Vivendi, who were prepared to support that growth.

Pershing Square Tontine Holdings, Inc.

June 23, 2021, 9:00 AM EDT

[Slide 76]

Interesting to compare. It’s hard to find another comparable, if you will, to Universal beyond Warner. And of course you got to look at Spotify, but Spotify is a distributor, think a cable company versus Disney. Universal is to Disney as Comcast is to Spotify, if Comcast really didn’t own any, any sort of content. Spotify is a great company. It’s got great management, probably I’d give it enormous credit for helping save an industry, but it’s not in the same market position with Universal and Netflix. Spotify owns very little content. They’re building a podcast business, which I think is a smart strategic move. But again, still the vast majority of its revenues are coming from, or entirely coming from, the distribution business. They all have the decades of growth. They all have, we think, tremendous pricing power. Netflix has started to exercise some of that pricing power by raising subscription costs. Spotify, Apple, Google, et cetera, are in a land grab if you will.

And that’s really a longer term approach to generating more intrinsic value. Amazon always focused on low prices and making the customers happy. That’s really the approach that Spotify, Apple, Google, and so on have taken. Incremental margins, the cost to serve the incremental IP, to Netflix is effectively zero. So the margins, the incremental margins are very, very high, the royalties they pay to artists. Spotify is a pretty capital-light business like Universal. Netflix, as we know, makes enormous, enormous investments in developing content. The problem, however, with the content that Netflix develops—and again, I’m a Fauda fan, but I’m only going to watch it once and, great music you listen to forever, and it retains its value over time. Whereas I don’t think people are going to go back and watch shows of many, many years ago. They’re not going to watch many of them. So, all check marks on Universal in terms of durability, the irreplaceability, decades of growth, pricing power, incremental margins in a capital-light business model with enduring content that grows in value over time. And in fact, it’s not only growing in value, we’re rediscovering the value of catalog content.

[Slide 77]

Valuation is interesting. We compare each of these companies on a multiple of operating profit. Again, our purchase price is 22x operating income. Spotify is not a profitable business so we can’t make the comparison. There is no meaningful comparison there. Netflix almost double the multiple. Our business, Universal, higher, almost 900 basis points higher gross margins than Netflix, much higher margin business, of course; and Spotify, similar operating margins to Netflix. Netflix is growing faster than Universal, but we think, again, twice the multiple, and one with capital intensity and the lack of durable content. It’s close call, which I would rather – I think I could make a very good justification for Universal trading at a much higher multiple, approaching the multiple of Netflix.

[Slide 78-79]

The other thing that’s interesting is the comparisons we’re making. We’re not comparing the valuations here at peak levels. Spotify stock is down almost 20% since the beginning of the year, and Netflix and Warner down 6% or 8%. So the multiple comparisons are not based on peak multiples, and are far from the highs in terms of the valuations of the comparables we’re using.

Pershing Square Tontine Holdings, Inc.

June 23, 2021, 9:00 AM EDT

[Slide 80]

What we’ve done here is we’ve described our effective cost per PSTH share for Universal. So the, you think of the $20 in cash that’s held by Pershing Square Tontine, we’re spending almost $14 of that to buy Universal stock. If we look at, if we say that the price we are paying, is that Universal deserves a 20% higher multiple, a 30% higher multiple, a 40% higher multiple, in terms of valuation, than Warner, and again, in light of the relative competitive advantages and scale and other management, other issues, I would argue certainly toward the high end of this chart, you get to the higher end of this range. You get the $14 we’re investing is worth about the current NAV, cash NAV of our company. Interesting point of view.

[Slide 81]

We take a look at analyst estimates. We’ve adjusted the enterprise value price that we’re paying to make them comparable to how analysts are looking at enterprise value. We feature JP Morgan, happens to be the highest valuation. We happen to think that the JP Morgan analyst, Daniel Kerven, JP Morgan Cazenove, is the best analyst in the space. I encourage you to read, he wrote a, a four- or five-part series on Vivendi slash Universal in the music business. It’s an incredible primer on the business. I learned more from reading and rereading that report than almost any other piece of research, including various books I read on the industry. So I think it’s a very, very, good read, but we can see from the page as the average valuation, and again, some of these analysts have not updated their valuations, for this business, we’re paying a meaningful discount to the average analyst investment, and the JP Morgan estimate is about a 50% premium on an enterprise-value basis to the price that we negotiated.

[Slide 82]

If you take these same numbers and you make them on a per-PSTH-share basis, the average is about $15.44, with JP Morgan we’re going to get at the high end at $20.20. And some other analysts are approaching that number recently.

[Slide 83]

The most recent number we have from analysts is an upgrade from JP Morgan on valuation. Explaining the logic here: they say –

Warner Music Group “itself trades at a 20% discount to JP Morgan’s price target. We would argue that UMG should trade at a 20% premium . . . to reflect that UMG has greater scale, higher margins, better track record, best-in-class management and superior corporate governance—UMG will have an independent board and one share class, whereas Warner has two share classes, which gives the controlling shareholder 90% of the vote.”

[Slide 84]

And we couldn’t agree more. B of A, again, similar –

“We maintain our valuation . . . at a 35% premium to WMG justified by its larger scale and sounder balance sheet.”

Pershing Square Tontine Holdings, Inc.

June 23, 2021, 9:00 AM EDT

Morgan Stanley – the benefit of scale, they argue, should get the company a significant valuation –

“Taking a step back, we would also highlight that the music industry as a whole looks undervalued relative to the streaming platforms . . . we argue that a reevaluation of the music industry’s aggregate value looks justified – and that, if this happens over the coming years, it could mean higher valuations for both Universal and Warner.”

And one of the issues here is that Universal has been a subsidiary of a French conglomerate. It does not really have true dedicated coverage in the U.S. And we think that has caused many people to skip over understanding this industry. It’s still very early days in terms of investors and analysts understanding the business, okay.

[Slide 85]

We are going to go to Q&A, and we are going to answer questions on Universal.

We took questions that we received. We also trolled Reddit and took questions from Reddit. And by the way, there’s some excellent analysts on Reddit. So for all of you who don’t follow Reddit, I started following Reddit. There’s a community of people that are studying this company.

[Slide 86]

And we’re going to answer the questions that are most commonly asked and the most common—we probably got hundreds of this question—which is that, so Universal is going to become public. The company is going to file a registration statement with the Amsterdam equivalent of the SEC at sometime, probably in August, at which point, once that registration statement has been approved by the regulator, Vivendi will make a 60% dividend of Universal stock or distribute 60% of Universal stock in a dividend to, a taxable dividend, to Vivendi shareholders and the shares will initially trade on Euronext Amsterdam.

At the same time as the distribution, UMG is going to have a duly constituted independent board of directors, the independent board is probably going to appear. There are many, many U.S. investors that either don’t have the ability to hold a Euronext-listed company, or would vastly prefer to own a business that is listed on the New York Stock Exchange or NASDAQ in this market. And the opportunity.

The question we got was how about a secondary listing? How about a sponsored ADR? And the answer is there are no legal or regulatory restrictions that would preclude a dual listing. In fact, I’ve spoken to the New York Stock Exchange at length. They would love to have Universal listed on the exchange. They are going to pre-clear Universal once they see the prospectus for Universal filed in Amsterdam, and then it would be up to the new board of the company. If the new board thinks it’s in the best interest of the shareholders for there to be a dual listing, a listing on the exchange could happen within a matter of weeks.

Pershing Square Tontine Holdings, Inc.

June 23, 2021, 9:00 AM EDT

If you remember with respect to how this transaction works, we’re buying our stake in Universal. We’re going to close after the Redemption Tender Offer sometime in the sort of mid-August or mid-to-late August timeframe. We’re going to hold on to those shares. We’re not going to distribute them to shareholders until such time as we file a registration statement in the U.S. in October with the SEC. And when that registration statement’s approved, and then the distribution would take place around mid-to-later, Thanksgiving-ish timeframe. So that gives the new board, if this is an issue that new board takes up between the time of September 27th and that distribution date to seek a listing on one of the Nasdaq or the New York Stock Exchange. And then I think we’d have a lot of very happy shareholders, but again, it’s up to the new board.

[Slide 87]

Let’s go to other questions on Universal. Tony Asnes, my partner who heads up our investor relations team, has collated questions.

Tony Asnes

So a number of the questions have been covered in the presentation, but let’s jump into the others first. What is the discrepancy between the €33 billion purchase price in the transaction overview presentation and the €35 billion valuation in the press release?

William A. Ackman

Sure. So 35 billion is an enterprise value calculation, 33 billion is an equity value calculation. The 35 billion reflects the equity value adding back the net debt of the company and adding back a valuation for some of the investment assets of the company. It’s the way that the company presented the Tencent transactions, so it’s consistent with the Tencent valuation. The way we think about the business—today, we’re paying 33 billion euros for Universal Music Group. And we’re getting, if you will, the investments, Spotify, Tencent entertainment and a couple of private investments, if you will, for free. They’re not reflected in the €33 billion that we’re paying for the operating business of Universal.

Tony Asnes

Great, thank you. Next question – how much gross slash net debt will UMG immediately hold following the transaction? And do you anticipate adding leverage in the coming years?

William A. Ackman

It’s not our decision to “add leverage” to the company. They’ll have about $2 billion of net debt. That’s just cash, net of debt and pension liabilities. When it becomes public in September – the business is enormously free-cash-flow generative – the company anticipates, I believe… the board, it is up to the new board, but I expect they’ll pay dividends – but they’ll have a lot of free cash flow to deploy. One of the dynamics I think is worth pointing out is, again, Lucian Grainge has done a remarkable job with his team building this company. I give Vivendi enormous credit for their oversight of the business and really giving the team a lot of free reign to build a great company.

Pershing Square Tontine Holdings, Inc.

June 23, 2021, 9:00 AM EDT

But I still think the normal spinoff dynamics apply here. This company will become an independent public company. It’s going to have an independent board. There is no equity compensation at Universal. One of the interesting facts – I don’t remember the last time I saw a company become public and there are no options outstanding. There are no warrants from our transaction. There are no employee stock options. There’s no equity compensation burdening the income statement, if you will, of the company. So it’s a pure common stock capital structure. But once the new board is seated in the next calendar year, the new board could decide to give equity incentives to management in lieu of some of the cash bonus compensation. By the way, the management team here is very well compensated, but entirely in cash. And my experience in life is that incentives drive all human behavior. Creating a pool of equity incentives – having a standalone business that doesn’t have to pay very large dividends to its parent will give the company a lot of flexibility to make investments that will increase the value of the business, beyond the investments they’ve been able to make before. You’ve seen some significant catalog-type assets come up for sale, Universal has participated in a number of them, but there could be many initiatives. There are some early stage venture opportunities in music where Warner has, I think done quite a good job, identifying some of those opportunities. Universal has as well, but I think there’s lots of opportunities that will be created by virtue of this becoming a public company with equity compensation. I expect the company to maintain a very strong balance sheet going forward, to stay an investment grade company.

Tony Asnes

Great. Thank you. Next question – how has the nature of UMG’s contracts with artists evolved over the past few years and what is the outlook for UMG’s relative bargaining power?

William A. Ackman

Sure. Maybe Ryan, you want to take that?

Ryan Israel

Sure. So we think UMG is in a very strong position with the artists and with its artist community. What’s happened over time, naturally, as we talked about in the presentation, is artists today are making more money than they have in the past for two reasons. One is that the industry has returned to growth and so the revenue pool for the artist is getting larger. And second, the artists are earning higher royalties in a streaming world than they were in a physical world because they’re able to invest the savings in the manufacturing and distribution that they don’t have to make anymore. And they’re able to still pay the artists more while they’re able to make more money for themselves at the same time. And so we think that’s created a very happy balance. One of the structural advantages of the industry and of UMG in particular is, if artists want record label representation – and we believe that they always have, and they always will, and even more so in a streaming environment – there’s only three places to get it. It’s UMG, Sony and WMG, Warner Music Group. And because UMG is a leader because it represents 10 out of the top 10 artists, we believe that creates a very strong network effect where artists are wanting and going to want to go to the biggest record label where the most successful artists go. So we think the dynamic is that they can, and they have, paid more, and there are only a handful of competitors, and that UMG is the best place to be for an artist – that is something that’s going to continue to attract artists. We think there’s a healthy balance of power there, but we think it’s really a mutually beneficial ecosystem. And we expect that to continue to be the case.

Pershing Square Tontine Holdings, Inc.

June 23, 2021, 9:00 AM EDT

Tony Asnes

Moving to the other side and facing downstream, how do you view UMG’s pricing power?

William A. Ackman

So what’s interesting about the changing dynamic of the industry is it used to be that the record companies could set a price for a CD or record. Today, the price setting is actually happening at the DSP level. So it’s really out of Universal’s control, as it is the price that Spotify or Apple charges for a subscription. And again, the agenda on the part of the DSPs is really a land grab, although you have seen Spotify starting to raise prices in various market. As they raise price, Universal owns a royalty on that price and that drives revenues for the company.

Ryan Israel

And if I could add one thing, the second part of that – which is the royalty that is effectively being paid by the distributors, such as a Spotify to a UMG – when we analyze the competitive set, one of the things that we’re excited by is, again, three labels, accounting for 70% of the overall streams. Every DSP – Spotify, Amazon, Apple – really needs all of those labels, and needs all of the music they create, because consumers demand it.

That creates a pretty favorable dynamic when there are 400 music services around the world, and there’s probably a half dozen that are very large, that matter. And what’s particularly unique about this industry is that Spotify is in it, obviously, to make money on music and music alone, and they distribute it.

But when you think about some of these players, such as an Amazon who primarily sells retail products to its consumers and offers music as a supplement on Prime and have a separate tier.

We think about Apple who’s really trying to get people hooked on music on their platform so they can sell more iPhones.

You have a number of the large service providers who effectively are trying to get consumers hooked on music on their platforms so that they can do other business activities that they generate profits from. And we liked that dynamic because it thinks it’s very attractive to be a record label selling into that because it’s hard for a distributor to hold you up on price.

For example, when other distributors are desperate for your content and have other ways they can make money, even if they pay you a higher royalty rates, we think those dynamics (for the royalty that Universal earns from its distributors) are also very strong.

Pershing Square Tontine Holdings, Inc.

June 23, 2021, 9:00 AM EDT

William A. Ackman

Another thing I’ve mentioned is that you’ve got a bunch of very well-capitalized companies that are prepared to invest enormous amounts of money, making their devices higher quality, improving the quality of the music that they generate, the functionality, the features – this is all on someone else’s nickel, but all of that activity increases demand for the asset that we own, which is the IP. So it’s a very powerful dynamic.

I would say on the negative side, the Amazons of the world are including music as a component of Amazon Prime. The way that the music portion of that gets allocated is sort of an interesting and complicated question. When Apple owns 100% of one part of the business, but not 100% of the music part of the business, I think that does create some dynamics in terms of keeping somewhat of a lid on pricing, certainly in the intermediate term.

Tony Asnes

Do you foresee UMG paying a dividend?

William A. Ackman

Again, it’s the decision of the board, but I expect the company will pay a dividend.

Tony Asnes

You touched on these two structural questions. Why will the UMG shares be distributed one or two months after the listing?

William A. Ackman

Sure. So, think of this as a pre-IPO anchor purchase of a stake in the company, then the company has to be registered. It is Vivendi’s company They get to go first. They’re going to register with the Amsterdam regime. Once the regulator approves, and they make the distribution. Then literally within three days – I think they’re supposed to distribute sometime in the third or fourth week of September-October 1st – under our agreement we have the ability to register. It’s actually Universal that will register the shares that we own in the U.S. markets. Once that registration is complete, then we can make a distribution at that time.

Tony Asnes

Next question – what is the tax treatment of the UMG distribution?

William A. Ackman

Sure. So I’ll answer this two ways. One, if you’re a Vivendi shareholder, the distribution is taxable, a 100% taxable in-kind distribution. Depending upon what country you’re in affects how much withholding will take place. It’s as high as 30% in some countries, 15% under a tax treaty between the U.S. and France. So in that case, the Vivendi distribution will be taxable.

Pershing Square Tontine Holdings, Inc.

June 23, 2021, 9:00 AM EDT

In our case, the distribution will be treated, likely, entirely as a return of capital, unless there are earnings and profits in PSTH, which we don’t expect there to be. The distribution, as long as the market value on the date of distribution is less than your basis in the stock, then it’s considered as a return of capital; it reduces your tax basis in your shares that you retain, and you pay no tax at the time of the distribution.

Tony Asnes

You alluded to this in the first question, but can you confirm that Spotify shares are included in the UMG spinoff?

William A. Ackman

Yes. So, again, we’re not paying for it in the way we give the multiple to EBITA, because Spotify is an investment where they own less than 5% of the company. It doesn’t pay a dividend. There’s nothing in the EBITA or operating income stream where we’re adding or paying for that value. We are getting a Spotify stake, it’s about 4% of Spotify, which is, if you look it up on the screen, that’s a very valuable asset today. They also own a stake in Tencent Music, which is a public company, which you can set a value to.

And then they have some interests in private businesses I’ve mentioned before. Analysts value these interests at anywhere between $2 and $4 billion. If you were to liquidate them all tomorrow, there would be taxes to pay. Universal has said to its artists that if and when they sell the Spotify stake, they’re going to share some of that profit with the artists. You have to think about those offsets, tax. And when one of these investments is sold, what’s the tax on the sale? And what is the artist sharing, for example, on the stake in Spotify? How do you think about those investments? But the way we thought about it, we’re buying the business at 22x EBITA, and we’re getting those investments “for free,” and that’s always a good price.

Tony Asnes

Thank you. Next question – are you factoring in a European trading discount on the UMG shares?

William A. Ackman

You know, Euronext is a very, very, good market. I don’t want to underestimate, you know, some of the greatest companies in the world, Unilever and Ferrari trade on Euronext. And so I think it’s a great market. All that being said, there are many investors around the world and a very large number of our investors that would vastly prefer that Universal also have a listing, a dual listing, here. Good news is, to have a dual listing, you don’t need to produce… your existing financial statements will suffice. We do have to register Universal in the U.S. for a 12-month period of time. But thereafter, there is no obligation to register the shares here. And the company can be a foreign, private issuer with a secondary listing or a Sponsored ADR here.

And I think that would address any risk of a discount. But again, one of the drivers for the board of Universal, I would suspect is the nature of the investor base. And one of the reasons why Vivendi chose us as a counterparty in this transaction is really because of our shareholder list. We’ve got a lot of fantastic, long-term, investors, predominantly U.S. investors.

Pershing Square Tontine Holdings, Inc.

June 23, 2021, 9:00 AM EDT

And they were doing a distribution to shareholders of Vivendi – not a lot of kind of traditional U.S. shareholders of Vivendi. And this is a way for them to access, give a bunch of U.S. investors, a taste, if you will, of Universal Music. And I believe a lot of our shareholders, of Tontine, will be buyers of Universal. But we’ve heard both from institutions and from retail investors that they would vastly prefer a New York Stock Exchange or NASDAQ listing for the company.

Tony Asnes

The presentation talks about valuation. Do you have anything to add in terms of how you think about the multiple on UMG post-listing?

William A. Ackman

I guess what I would say is, I think it’s one of the greatest businesses in the world, and as much respect as I have for, you know, Daniel Kerven, at J.P. Morgan, I have more aspirational views of the value.

Tony Asnes

What are realistic margin expansion targets? Is gross margin, hitting a ceiling, or is any further growth from OpEx leverage?

William A. Ackman

So what I would say here is really echoing the points made before. This is a company that if you owned one hundred percent of this business and you understood the global opportunity for music, you would invest, invest, invest, invest, to become a local player in markets, all around the world, and again, years and years ago, U.S. music was everything.

But now, in a lot of local markets all over the world, in Africa and Asia and other places, there’s a lot of demand for local talent. And if you don’t have a real presence in these markets, it’s hard to build the relationships. It’s hard to identify top artists, and what Universal has done is made major, major, investments globally. That is reflected in Universal’s markets. If they ran this business for profit, the margins would be vastly larger than what they are. I expect them to march up over time, just the inherent nature of a mix shift to streaming is going to drive margin growth. The leveraging of the existing fixed cost base is going to drive margin, but we’re in this for the long-term. You know, I told management, we want to own this business forever – forever is a long time. So our perspective on investments is, obviously no one likes waste, okay, so we don’t want waste (and we don’t think this company wastes money), but we really, really, believe in optimizing the value of the business over the long-term. And no company in this industry has done a better job at doing that. And so we have a lot of confidence in the team.

Pershing Square Tontine Holdings, Inc.

June 23, 2021, 9:00 AM EDT

Tony Asnes

Right. So how do you expect UMG to deploy its free cash flow? And do you foresee a capital allocation policy?

William A. Ackman

Again, this is up to the new board. My expectation is there will be some interesting investment opportunities, of course, that will enhance the value of the company. Those could be venture type investments. Those could be catalog additions, rights, acquisition of various rights, but even after all of that, the company will have room to pay a nice dividend. And my suspicion is money left over to buy back shares.

And we think owning more of this company inures for the benefit of the shareholders who don’t sell. So we would be very supportive of that kind of a capital allocation policy.

Tony Asnes

Next question – why did the Vivendi select PSTH as a buyer?

William A. Ackman

I would ask them, but here’s what I would say, a few things. Number one, we thank Jackie Reses for the introduction to Vivendi, very early on. I received contact from Pierre Durand de Bousingen of Hottinguer bank – and I hope I didn’t… my high school French did not cause me to mispronounce his name, but I called him Pierre – and Pierre did a fabulous job representing the company, and getting us up to speed on the business. And he got us hooked really, really, early on with our opportunity to get to know management. And, over time, we became incredibly passionate about the business.

We saw the opportunity. We don’t look at this as a pure financial asset. We think this is ownership of, you know, artistry, right. And yes, I think we’ll make a ton of money for our investors. So I think they recognize our appreciation for the business.

The second thing I would say is we came with a unique collection of shareholders. We have 50-plus family offices around the globe, and this is a global business. We have one of the wealthiest families in Saudi Arabia as a shareholder of Tontine – a valuable entry point, you know, to a market. Or think about markets where maybe it’s more difficult to gain entry, and then just institutions with a reputation for being thoughtful. Long-term investors, you know, investors with a track record for investing in growth companies, T. Rowe Price make your list. And again, investors that would have an appetite for more shares.

When you become a shareholder of a company and you’re an investment manager, you have an obligation to learn more, and when you learn more about this business, you’re going to buy more. And so I think the base of U.S. holders was attractive. And then we paid a fair price. It was a competitive situation. There were other, principally private equity-type, buyers. But I think our unique structure, the fact that we were already a public company, and then Pershing Square itself, we have the benefit of 90% of our capital is in a public vehicle where the employees of the firm are the

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largest shareholders. And that allows us to make very, very long-term investment decisions. And I would say our only disappointment in this transaction is we didn’t get to buy more. Originally, we were going to buy as much as 17.5% of the company and then 15% of the company. And there were some, ultimately, tax reasons why Vivendi could not sell more than the 10%. And that’s what led to the transaction structure and the size of our investment. But we look forward to owning more of this company over time.

Tony Asnes

Great. Before moving onto questions on the transaction structure, two last questions on UMG. One, is there an activist component to the transaction? And do you expect Pershing to have board representation?

William A. Ackman

Sure. The term activist, I think, means lots of different things to different people. We will be a highly engaged shareholder. We have enormous respect for this management team. We have not really got … we don’t … there’s still openness about the composition of the board. We’ve learned more about the board, but I would say we’ll be an important shareholder.

We will never be afraid to share our ideas with management, but we have enormous confidence in the team here. And we’re going to, one of our jobs we view is helping a management team that’s been used to running a private enterprise deal with the public shareholders, and having us as one of the anchors here I think is going to be helpful to management. So I see no activism, but I see a lot of engagement with the team that we have a lot of respect for.

Tony Asnes

Let’s move on to the questions on the transaction. First one is about the forward purchase agreement. What drove the greater-than-minimum forward purchase agreement, the $1.6 billion?

William A. Ackman

Sure. So as a reminder, we committed a minimum of $1 billion with an option to invest up to additional $2 billion in the ultimate transaction. Once the transaction was structured this way, we could not buy stock and immediately distribute it to shareholders and liquidate the remaining company because it create tax issues for the corporation. We had to have a RemainCo. So the question was how to make RemainCo as desirable as possible, so that RemainCo itself is a valuable asset beyond the value of the cash that it holds. And the answer was lets design the world’s greatest acquisition company. What’s the right amount of capital? We thought a minimum of about $1.5 billion of capital. That also worked for Vivendi.

The only negative to transacting with us is that we were going to register shares and do a distribution, unlike a private equity firm that just buys shares. For a foreign party, that means taking on exposure to the U.S. markets in ways that they didn’t normally have to do. And we said, fine, we’ll indemnify you. You may have risks, fears, liability, relating to our distribution, our Redemption Tender Offers, things like this.

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June 23, 2021, 9:00 AM EDT

The good news is that they have no exposure, right? Vivendi is not going to make the Redemption Tender Offer. We will. And by the time that we distribute the shares, Vivendi is not going to be the control shareholder of this company. So we don’t view that Vivendi has any liability. That being said, they wanted a minimum scale for the remaining entity for that indemnity to be a meaningful one.

So I would say those were the two drivers. And we think, lastly, we didn’t mind at all to own more, and make a bigger investment here. Again, we really liked this company and 72 cents of every dollar we invest buys Universal stock.

Tony Asnes

Next question – how many opportunities were reviewed during your search and what library of potentially actionable investments exists for RemainCo and SPARC?

William A. Ackman

Sure. I mean, it’s probably hard to count but I would say things that we did real in-depth work on, I would put in the handful category. But remember we discovered Universal reasonably early in the process. About a hundred days or so – we got our first meeting and it was love at first sight. And as a result of this, kind of dug in, and we really stopped looking at other opportunities at that point in time, because we had found our target. All that being said, there were startup costs, if you will, ramp up costs, associated with describing what Pershing Square Tontine was, introducing ourselves to the venture community, some of whom, many of whom, didn’t know us, the private equity community. Again, we have many relationships, but initially we worked so much on going and talking to companies as we were kind of letting people know what Pershing Square Tontine was, why it was different, who we are, what we’re trying to accomplish, what our criteria are.

And the good news is that ramp up is over – I think everyone knows who we are. We’ve done a transaction with one of the iconic companies of the world. I think our shareholders will be pleased with this transaction. I think Vivendi is pleased with this transaction, and I think that’s one big advertising sign for whatever it is we do next. RemainCo will have a much, much larger universe of opportunities. We did see a number of opportunities that looked interesting, including one, we did a high degree of due diligence on, but it just didn’t make sense to put $5 billion of capital in a company of that size. They couldn’t use the money. Again, the problem is a lot of the great businesses that we get involved with don’t need a lot of capital. So that’s certainly on the list and we’ve reengaged with them.

I’ll talk a little bit, actually in detail about RemainCo, but here’s this one big little advertisement if you’re an investment banker or you own a private business.

So I would say RemainCo. It’s going to be called PSTH, but for this purpose of the presentation, I’ll call it RemainCo, will have $1.6 billion of cash. We’ll have $1.4 billion of cash left on our FPA. So it has $3 billion of instant money. There are no redemption rights because we did our IBC. So if someone needs a billion and a half to three billion and wants to go public tomorrow, call me – (212) 813-3700.

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June 23, 2021, 9:00 AM EDT

But the business has to meet our criteria and we make those criteria very clear. We want a business of a quality of a Universal Music Group. And we have some, obviously a lot of, flexibility on how big that business can be. We can do an all-cash transaction. One of the things we’re going to talk about in the more detailed part of the presentation is that we said, look, how do we make RemainCo able to deploy its capital and/or do a merger in the short term. The answer is we’re going to buy Universal stock after the redemption tender. We’re going to stick Universal stock in a trust for the benefit of our shareholders and then RemainCo can immediately do a transaction, and we can start working now. And actually we’ve started working before now on a situation or two that we think would be a good fit for what we’re doing. So we think RemainCo is quite an interesting entity.

And last, but not least, SPARC, which is a private SPAC that we’re going to issue very long-dated warrants on. And it’s what we’re calling an opt-in SPAC, as opposed to opt-out. All SPACs today are opt-out (like Pershing Square Tontine). You put your money up at the time of the IPO and you wait until we do a transaction, and you earn zero during that period of time, because of where interest rates are. And if you’re a manager that benchmarks off the S&P 500, we don’t like losing the opportunity cost of your capital. It’s a pretty unappealing proposition.

We’ve reversed that with SPARC by saying, first of all, thank you for being patient with us at Pershing Square Tontine. We’re going to give you a gift with purchase, which is this warrant on SPARC, and you won’t be able to invest any money in SPARC, or Pershing Square SPARC Holdings, until such time, as we’ve identified a target, done our due diligence, negotiated the deal, voted in favor of the transaction. And then, we announce it, we file a registration statement, a merger proxy with the SEC. The SEC reviews it. We file a final version of that. We give you 20 business days, thereafter, a month, to study it. And that’s when you put up your money. If you don’t like the deal, you sell your interest, your warrant, to someone else. So it’s an opt-in SPAC. It’s a unique structure, but it is, I think, vastly superior. It solves the opportunity cost of capital problem for investors. But, as importantly, it takes away the shot clock from us. I don’t like having the “pressure.” We’re never going to put money to work when we’re under pressure, but I don’t like that people are waiting for us to do something and their money is sitting there. I feel that burden. And so this removes the burden and we’ll wait for the phone to ring. So again, another advertisement. When SPARC is up and running and you’re a banker, and you’ve got a very, very large high-quality company, we’re your first phone call.

And SPARC won’t have shareholder warrants, it will be a pristine capital structure. We’re going to buy, for fair market value of the convertible, the equivalent, something quite similar [to a warrant]. But we are setting this up as a Cayman company. Some of the issues that were in this transaction resulted from the fact we were a U.S. company and we had to structure around it. A Cayman company has a lot more flexibility for both international and U.S. targets. So it’s a more optimized version of Pershing Square Tontine, taking away the pressure to put the money to work. Again, we won’t respond to that pressure, but some people think that pressure inures to their benefit in negotiations and that ends up wasting time for us. And we solve the opportunity cost of capital problem, and we keep the alignment.

Tony Asnes

Will you pursue targets for RemainCo in SPARC simultaneously or sequentially?

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June 23, 2021, 9:00 AM EDT

William A. Ackman

So our focus will be on RemainCo.

On SPARC, we’re going to file the registration statement with the SEC. It’s going to be filed in the next day or two, maybe Monday.

Everything’s sort of finished and that document’s largely done. I haven’t had a chance to review it, but it will be filed. It will take a good, probably six weeks, 30 days for comments, for us to be in a position to file that document, at which point we set a record date and we can issue the so-called SPARC Warrants.

But again, there’s no time issue there. We’re not taking people’s money. Whereas RemainCo, knowing that we have other people’s money sitting there (and we own 28 and one half percent of that company – we have our own cash sitting there) undeployed.

And the interesting opportunity, and actually there is a piece on Bloomberg today, Steve Schwarzman talking about this, and we’re certainly seeing this, is that the high probability of capital gains tax rates changing, possibly in a very material way, is motivating a lot of private business owners who’ve been sitting on the fence. A family-owned business, even some private-equity owned businesses, where they’re focused on the tax rates for their underlying investors, to think about finally selling their company. And this is again, cash is sitting there No redemption rights. It’s public already. We can enter into a definitive agreement, as quickly as it takes us to do due diligence and find a target and we can close in the ordinary course thereafter. In a merger and in an all-cash transaction we can be in a position to close the transaction once the Redemption Tender Offer is completed. So we think that’s a really interesting, opportunistic entity.

Tony Asnes

So you just answered the next question, which is that there are no redemption rights in RemainCo. There’s no… time limit…

William A. Ackman

It’s not a SPAC anymore because it’s cash sitting in a checking account. There’s no inherent time limit, but we don’t want the entity sitting there. And we’re going to find a use for that capital. I’ve learned to be extremely cautious about giving estimated timeframes. On the basis of the progress we were making, seemingly rapid progress with Universal, on a November 19th conference call, only a couple of weeks after our meeting, I said, look, I think there’s a decent chance that we’ll identify a target and be in a position to announce something by the end of the first quarter. And we had a lot of people expecting an announcement. Some people bought options on the basis of that statement. And some, a lot of people, lost money as a result of that. And we really don’t like people speculating with options on Pershing Square Tontine. People are free to do what they want, but we’re going to take the time that a transaction deserves. We’re not going to compromise to get something announced within some period of time.

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June 23, 2021, 9:00 AM EDT

Tony Asnes

So that segues perfectly into the next question, which is how often will you update the market on your progress with RemainCo?

William A. Ackman

I think we’ll say nothing until we have a transaction announced, because again, there’s no clock, right? So there’s no pressure. We’re not holding people’s money. So, you know, stick it in a drawer and then we’ll get interesting when we find something to talk about. And by the way, we’re pretty good at keeping stuff confidential, I would say, because we started working with—and I give a lot of credit to all the participants involved in the transaction on the Vivendi side—you know, there are hundreds of people I’m sure that we’re aware of this transaction. I think it’s the first big transaction I’m aware of where there wasn’t a leak in seven months. So what that’s worth, I think we have a lot of discretion here, a small team, you know, with great lawyers and we can, we can make things happen discreetly, which I think is worth a lot today.

Tony Asnes

Last RemainCo question – would you consider purchasing more than 50% of a target?

William A. Ackman

Yes. And actually in the capital gains regime that we’re talking about, where people might want to sell 100% of a business, we could certainly buy 100% of a company. I still think the dynamic—again, Pershing Square Tontine was set up where our shareholders were going to own, at the end of the day, once we did an initial business combination, a minority interest in a company, a minority percentage of the shares outstanding of the company. We didn’t set out to buy a minority interest in the company. We set out to buy 100% of a company which our shareholders, by virtue of issuing stock, would own something less than a majority of the company. And the benefit of that is we expect that we can buy that interest at a better price. And Universal’s a perfect example of that. Vivendi would never have sold 50% or more of Universal at the price they sold us 10%, but they valued the strategic benefits of the transaction with us sufficiently that they’re prepared to have us pay a lower price than they would want for control of the business to sell us a relatively modest interest in the company, and that dynamic inures to the benefit of our holders. Because relatively shortly after we buy our interests, they’re going to distribute out control of the company. The company will become an independent public company and our stake will be valued at that time, based on where a fully distributed company trades in the market.

Tony Asnes

Great. Two more questions on SPARC – first, can you explain how SPARC can arrange a definitive agreement without a definitive amount of cash raised?

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June 23, 2021, 9:00 AM EDT

William A. Ackman

Sure. So everyone should remember that every SPAC, while the money is sitting there, every shareholder has the right to get their money back. So it’s an interesting construct where people go out and raise money to prove to a counterparty that they can raise money, but it’s not real money, right? It’s money that can disappear the moment people decide they don’t like the deal. But if you take a look at Pershing Square Tontine from the day of the IPO up to the present, it has always traded at a premium in some moments, some very substantial premiums. I haven’t checked today, but I think as people come to understand this transaction and the value, it will trade at an even larger premium. So if you can create, if you can do transactions that create shareholder value, the warrants will always trade for real value. And then, just like in a SPAC where everyone can redeem, what matters is what is the counterparty’s confidence that the sponsor can deliver a transaction that their shareholders will like.

We also have the benefit of a minimum forward purchase agreement of a$1 billion and the ability to scale it up to as much as $5 billion. So we can commit a large amount of capital for a certainty. I don’t expect there to be any redemptions in this transaction, nor would I expect there to be any redemptions in the first SPARC transaction. And another little interesting element of SPARC is that our – the expectation we have – is that once we do our first transaction, shareholders will get stock in the newly merged company, and with a positive experience, as I expect we will have, they’ll get a SPARC II warrant. Again, will sit on it, put it in a drawer, until something else interesting comes along. But the issuance of that instrument, plus the deal value, I think, increases the probability that our warrants will always have meaningful value, which will give confidence to a seller that the capital we raise, that all the warrant holders will ultimately exercise. And these will be transferable instruments. So if someone doesn’t like the deal, they’ll sell to someone who does, and that’s what raises the capital for the transaction.

Tony Asnes

Okay.

[Slide 88]

William A. Ackman

Okay, so two hours exactly. And that’s a lot of time, so we’re going to go for a 15-minute intermission. When we come back, we’re going to do a very detailed transaction overview. If you’re not interested in details, you can skip it, but we encourage you to participate if you’d like to. But thank you so much for your attention. And we’ll see you in at 11:15.

[Intermission]

William A. Ackman

Okay we’re live and going to go in-depth on the transaction. After we tried to answer every question we’ve either received or contemplated, we’re still going to have more. I’m sure we’re going to take all those questions and put out a FAQ document that answers all of the questions we received. Send your questions to ir@persq.com.

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June 23, 2021, 9:00 AM EDT

[Slide 89]

So when we started, our goal was to do a merger and acquire a great business. Now, the SPACs give you a lot of flexibility in terms of the form of merger that you can do. Just quoting from the prospectus, “a company formed for the purpose of effecting a merger of capital stock exchange, asset acquisition stock purchase,” which is the structure of this transaction, “reorganization or similar business combination with one or more businesses.” So, again, a lot of flexibility. And again, our goal here was not to buy control of a company, but where our ownership, that is, our shareholders’ ownership in the merged company, would generally represent a minority of shares outstanding at the time of the merger.

And the business reason for that is that we believed that we could buy a minority interest at a meaningfully lower valuation than the premium, the control premium, that would be required. And in fact, a vast majority of SPACs end up owning minority interests in companies really to compensate for all of the dilution of a typical SPAC structure.

[Slide 90]

The other thing we said is that we were willing to accept a high degree of situational, legal and/or capital structure complexity in the business combination if we believe that the potential for reward justified this additional complexity, particularly if these issues can be resolved in connection as a result of a combination with us – that basically precisely describes what happened here. We found our target and we found a remarkable business, as you’ve heard over the last two hours, and we said, look, whatever we need to do within the confines of what we’re permitted to do within the confines of the law, that’s what we’re going to do here – and that’s how we structured this transaction, to really accommodate the issues of our transaction partner in Vivendi. And I think I’ll put out a little advertisement – we’re pretty good at this stuff. And so if you’re a counterparty that has got some complex legal, tax, cross-border or other issues, we’re here to solve your problems with RemainCo and someday with SPARC.

[Slide 91]

Okay. So background was our first approach here, of course, was a traditional de-SPAC merger transaction. But within the first week they said, or first few weeks, I don’t remember the exact timeframe. They said, look, unfortunately it doesn’t work here. We’re in the midst of a corporate restructuring. We’re down a certain path, French tax laws, all kinds of other issues. A merger did not work. The only structure that worked was a stock purchase, which is why we have the transaction that we have now.

And again, the value of the opportunity outweighed some complexity and legal and other costs. And I think the important thing to remember, however, is the end state for shareholders is basically precisely what we intended to accomplish when we set up Pershing Square Tontine, which is, we found a target and, at the end of the day, our shareholders will own a direct interest in that target. The shares will trade publicly. Our shareholders will own 10% of the company and that’s precisely what we expected.

Now, they got a lot of important benefits because of the structure of the transaction. Once we realized we were in this form, we had to manage through a number of issues. Among the issues we had to manage through, there really wasn’t a way for us to get the Sponsor Warrants that we bargained for. We paid $65 million for the Sponsor Warrants, and we’re getting zero warrants on Universal. We were entitled, by virtue of the warrant agreement, to own at the end of the day, 5.95% warrants on Universal, but it just didn’t work in the context of the transaction. That was a very significant economic concession that we made. We’re rolling the warrants, if you will, into RemainCo, so people can focus on incentives. You could argue we have more incentive with RemainCo to create value, although again, that doesn’t really affect the way we think. We do what’s in the best interest of shareholders, regardless of our

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incentives. But I think a good point here to be made to shareholders is, with the exercise of the $1.6 billion of the FPA, we’re purchasing the identical unit, a share plus a ninth of a warrant for each share we purchase in the IPO of the company. We have no promote. There are no fees. No banking fees. No warrants. And so it’s a super clean, perfectly aligned incentive structure. And that’s a great outcome for investors.

[Slide 92]

A lot of questions. And we put out obviously some transaction structure information, and a detailed press release, and an updated transaction structure based on the information we knew at that time. We have more information, more details on the transaction costs. The good news is that we brought them in lower than our initial estimate. We also had our directors that we had to resolve, as our directors had paid good money (our directors spent anywhere upwards of $800,000 each) to purchase the same warrants we purchased. They were supposed to get warrants on 0.26% of the target company’s shares. And so, we had to resolve those warrants in a way that was in the best interest of our shareholders, but, still, ultimately, fair and agreeable to our directors.

We did that here. We’ll explain in some more detail. UMG’s actual share count has been a bit of a floating number because: Vivendi is distributing one Universal share per Vivendi share; they’ve had a very active stock buyback program; there were some Vivendi options that were exercised, so we didn’t actually know that number until we finalized the stock purchase agreement and they stopped buying stock in the market. And then our previous numbers did not reflect the dilution, if you will, from the Distributable Redeemable Warrants or the one ninth warrants, we’re calling them DR Warrants in this presentation, that are trading publicly, and we are offering to exchange those warrants for stock in the transactions. We make some assumptions here in the presentation, which moves the numbers around a bit, but we try to be, literally down to the share, getting you the numbers you need in order to do a careful analysis.

And again, we’re going to answer any questions we don’t answer. And of course, we’re going to put this presentation out publicly. Probably later today. I’ll try to get a chance to read it one more time. Look for typos.

[Slide 93]

Okay, a summary. We’re buying 10% of Universal Music Group. They have 1,848 million shares outstanding, which means we’re buying 184.8 million shares. We’re paying $4 billion, exactly. No. We’re paying $3.949 billion plus net transaction costs, which magically turns into a number of $4 billion in U.S. dollars. We fixed the exchange rate at 1.20. And again, we’re a cash entity. So we did not want to take a risk either way on the direction of the Euro once we came to an agreement on price that translates into a €33 billion purchase price for UMG or $39.5 billion at the fixed exchange ratio. That does not factor in the €3 billion. It does not factor in our transaction costs. Our transaction costs were about 85 million net of excess cash we have in the entity.

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So we list on Euronext Amsterdam toward the end of September 2021. And we expect to distribute the shares once the registration statement is declared effective. I think a reasonable target date for that is sort of Thanksgiving, mid to end of November this year. UMG is going to have a pristine cap table, and the only thing outstanding will be common stock. There’s no preferred stock. There are no stock options and there are no warrants. I don’t – very few public companies have that structure. You should of course think about that when you’re comparing it to other companies. You certainly should adjust in the case of Warner; Warner adds back non-cash compensation. We think you should subtract it when thinking about and comparing the businesses. we do expect the new board in the new calendar year to put in place an equity incentive program for management to replace some of the cash bonus compensation its pays today, but, don’t worry, management is paid well, but they’re just paid in cash.

PSTH is going to continue to exist and seek another business combination. we’re referring it to RemainCo, that is, after the UMG stock is put into trust, we can then transact with RemainCo. And I’ll talk about that in some detail. We’re exercising one billion six of our forward purchase agreements. the directors are exercising the 6 million that they committed to do at the time of the IPO. We’ll have a billion six in cash leftover after transaction costs and paying for the $4 billion of Universal stock with transaction costs, with $1.4 billion of an unexercised forward purchase agreement, which will get exercised at NAV of that entity. We’re going to own 28.4% of RemainCo, that is the Pershing Square Funds, and we can immediately work on a deal, and we are immediately doing so. In fact, we signed a confidentiality agreement yesterday

[Slide 94]

Key transaction steps.

Number one, we had to amend the Sponsor/Director warrants. The Sponsor warrants are amended to provide that we’re going to get the same identical warrants at 120% of NAV of RemainCo.

The Director Warrants. The directors are getting, I’ll walk through it, but they’re going to get a restricted stock in lieu of 72% of their warrants, reflecting the 72% of this cash that we spent. And they’re going to roll over the balance of their warrants into RemainCo.

We’ve committed to exercise our FPA and we will do so prior to closing. We’re going to launch a share Redemption Tender Offer. I think our target date for that is July 8th. It could slip a day or two, but that’s our best guess. We’re going to launch probably on the same day, the Distributed Redeemable or the DR warrant exchange offer. Then once those offers are complete, we will know who the shareholders are.

And again, we don’t expect any redemptions. We’re going to distribute the so-called Tontine Warrants, because they only go to the people who stay. And those Tontine Warrants will have an exercise price that is adjusted for the UMG share distribution. So at the time we acquire the shares and distribute them to a trust, those shares will be valued by the board. My best guess is you should use the purchase price because it would have been an arm’s-length transaction between two parties, with an estimated closing date, probably the best estimate of value. And so those $23 strike warrants will be adjusted by something like $14, for the Universal distribution. Now, interestingly, because you own the Tontine Warrants that are attached to the shares, any value that leaks to the warrants is coming from the same person who owns them. So if more value leaks or less value leaks to the warrants you’re really indifferent from the perspective of being a PSTH shareholder. That’s not the case with the warrants that are trading publicly. And there are people that own warrants but don’t own stock. That’s why they’re being treated differently.

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June 23, 2021, 9:00 AM EDT

Then of course, we acquire the UMG shares after the Redemption Tender Offers are complete. We take those shares, we contribute them to a trust for the benefit of our shareholders, and then once Universal registers its shares in Amsterdam to then distributes those shares to its shareholders. On October 1st, we’re going to file a registration statement with the SEC. Once that process is done in mid to late November, we will distribute the stock.

[Slide 95]

Sources and uses is pretty straightforward. $1.6 billion FPA, $4 billion of cash from the IPO—$5.6 billion. $4 billion used for the stock purchase, and expenses net of the cash outside of the trust, like $25 million, and that leaves $1.6 billion at RemainCo.

[Slide 96]

What do you get? You get three things. You get stock in Universal, and we’re spending 72% of our money on that. We’ve talked a lot about Universal. 28% of your capital is going to Pershing Square Tontine Holdings. And then you’re getting a gift, not from Pershing Square Tontine, but from a new company called Pershing Square SPARC Holdings, which is going to be sent to you as shareholders as of a record date, and again, that record date will be set once that registration statement is approved by the SEC. We will set a record date and you’ll get a distribution for free of these SPARC Warrants.

I’ve talked about SPARC, but it’s going to have an initial capital base comprised of, call it, 290 million shares x 20. So, if every warrant holder exercises that $5.8 billion, a minimum of $1 billion, with us approaching $7 billion. And then our ability to scale up the FPA, if we have a very, very large target. We’re taking our incentive here, it’s not really an incentive, but we’re getting the right to purchase an instrument that looks similar to the warrant. Except it’s not on 5.95%, we’ve negotiated against ourselves and taken it into 4.95% in light of the larger size of the entity. It is 20% out of the money. We can’t sell it for three years and it has a 10-year term. There won’t be any shareholder warrants on SPARC. So it will be a very pristine capital structure. And our convertible preferred is only convertible into the net amount. So, it looks very similar in terms of economics to the warrants that we were supposed to get on Universal. The team is still sad about that decision.

[Slide 97]

Okay, let’s compare the typical SPAC with this transaction. The typical SPAC transaction is a merger, and then they distribute the stock in the new company to their shareholders. They seek a listing or relisting on the exchange. In our transaction we’re purchasing stock and we’re distributing it to our shareholders.

At the end of the day, we get to the same place. We’re going to own them compared to a typical SPAC, there isn’t a blizzard of dilutive consideration. One of the really interesting facts I think is worth pointing out is that in the typical SPAC merger, people might think of it as a more simple transaction, but go, try to figure out how many shares are outstanding, how many dilutive warrants. And I think a lot of

Pershing Square Tontine Holdings, Inc.

June 23, 2021, 9:00 AM EDT

the reasons why SPAC stocks pop on the IPO and then decline in value over time is unfortunately some unsophisticated investors don’t realize how massively dilutive founder stock is and warrants and all the other promote-type elements and relatively small public float, and not a lot of analysis going on, and people overpay. And then over time, as people figure it out, stocks go down, which has made SPACs a target for, and also a lot of SPAC transactions are announced with very aggressive projections, five years out for how much revenue and profit a business will generate.

So our transaction is much simpler than that. Nothing simpler than buying stock and distributing it to our shareholders. And there are no dilutive options or warrants or promotes or investment banking fees. We get nothing other than exactly what the shareholders get for the money that we put up, and no dilutive sponsor shares and no dilutive Sponsor Warrants. There are no post-combination warrants. Yet importantly, everyone gets the same redemption right that you get in a typical SPAC. We’re doing that through a redemption tender, which is one of the permitted approaches in this kind of a transaction, a stock purchase transaction. You can do a redemption tender or a shareholder vote. We want to do it, give people their option to get their money more quickly. And also, we want to close more quickly. That’s why we’ve chosen the Redemption Tender Offer. So, if you hold your shares and your Tontine Warrants in RemainCo, you’re going to get a SPARC Warrant. You don’t have to, all you need to do is you need to hold—want to be super clear about this—you just need to be a shareholder of PSTH at the record date in order to get a SPARC Warrant. Okay.

[Slide 98]

Today, just a reminder $4 billion cash in trust and 200 million shares outstanding. There’s 22 million Distributable Redeemable Warrants, DR Warrants or one-ninth warrants that trade publicly. There are 44 million Tontine Warrants attached to the shares. 5.95% Sponsor Warrants, 0.26% Director Warrants, this is before the changes. And we have a $3 billion FPA. Okay.

[Slide 99]

What are we doing with the Director Warrants? So to be fair to our directors, but also to make the best deal we could for shareholders, because we could not get, there were no warrants on UMG as part of the transaction. What we did is we hired an independent third-party valuation firm, and we said, what are the Director Warrants worth? 10-year warrants, three-year lockup, 20% out the money, if they had received them on Universal, using estimated volatility, interest rates on Universal, a Black Scholes-type valuation.

Once we had that valuation, we said, let’s take 72% of that number because we’ve only deployed 72% of Tontine’s capital. So take the valuation of the full board package, multiply by 72%, and then we exchanged it for restricted stock with that same three-year limitation. The beauty of this for shareholders is that it’s much, much less dilutive than obviously if they had received one .26% warrant on Universal, but even less dilutive, than carrying these warrants over into RemainCo. We settle them in stock, which is obviously a much less levered interest. And the directors really wanted to participate the same way shareholders are participating in the economics of these transactions, so that stock will entitle them to receive the distribution of Universal stock, to become a RemainCo shareholder and they’ll carry over their warrants, about 28% of their warrants, representing the balance of their warrants, 28% on RemainCo. And the directors, by the way, have taken no director’s fees since the beginning of time.

Pershing Square Tontine Holdings, Inc.

June 23, 2021, 9:00 AM EDT

And my guess is over the last 12 months we’ve had, or 11 months, we’ve had more director meetings and more intense director involvement than probably any SPAC in history, all for good reasons. And also our, our friend and director Jackie Reses did not take a banking fee for the introduction to Vivendi. I note that there were actually no investment banks that represented the company in the transaction. We have nothing against investment banks. We listened to a number of ideas from investment banks, but we, Jackie was the one who got us in the door and got us going. Of course, reduced transaction costs for shareholders. Thank you, Jackie. Again, you got the directors, highlight them now, Michael Ovitz, couldn’t ask for a better director with knowledge about the music industry. Joe Steinberg, a brilliant investor, obviously very good at complex transactions, if you followed his history. And Lisa Gersh, actually a lot of knowledge about the music industry. So we remarkably picked a very good group of directors for precisely this transaction and we’ve got a lot of bandwidth for more. And so they continue to work for free and they’ve got an ongoing investment in the situation.

[Slide 100]

Not so good for the Sponsor Warrants in that there really was no way for us to get Sponsor Warrants. And again, I like to say incentives drive all human behavior. We were much more focused on the billion six we’re investing than getting value for the 65 million. But don’t be sad for us because we’re rolling our 5.95% warrants into RemainCo, and we think RemainCo is a uniquely attractive entity to do a transaction. And it’s very well positioned to do so in the relative short-term. We’d like to own more stock in Universal. So if we can find a way to do that, we are going to do that. Okay.

[Slide 101]

Exercise of the FPAs gives us $1.6 billion more cash, increases the share count to 280.3 million. The 0.3 reflecting the directors’ $6 million purchase. Takes the warrant count up to 93.4 million. These are sort of the numbers, but again, we own precisely the same thing as the public investors. No fees. No promote. No warrants in Universal Music Group.

[Slide 102]

We launch a redemption tender, probably July 8. We close it after 20 business days. Of course, if the SEC has comments, we’ll keep it open so that people can get the benefit of those comments before they make a decision. I hope it to be a relatively straightforward decision. We’ve always traded at a premium to NAV. I think by the time people understand what we presented over the day, my guess is, the stock will be trading at an attractive price, attractive for shareholders. Okay.

[Slide 103]

So if you want to get UMG shares, you want to retain RemainCo, and you want to get SPARC Warrants, then you should hold on and you shouldn’t tender. Because these are the items that you get. And if you do nothing and you’re a shareholder, you’re going to receive all of the above.

Pershing Square Tontine Holdings, Inc.

June 23, 2021, 9:00 AM EDT

[Slide 104]

The Distributable Redeemable Warrants. The so-called DR Warrants. The issue here is we had warrants that were outstanding, that by virtue of the structure of the transaction would have received a strike-price adjustment to account for the distribution. But that would have put the warrants in a less attractive position than I feel would be ideal, and we probably would have a lot of unhappy warrant holders, even though the agreement provides that in this kind of a transaction, this is all that they get.

So, thinking both as a fiduciary for shareholders and our contractual obligations for our warrant holders, we decided the right thing to do was to exercise our option to exchange these warrants for common stock in PSTH because there’s a built-in way to do that, the option to do so is based on a table, which is on page 166 of the prospectus. We’re using that table. We’re using the 10 days prior to the launch of the exchange offer. It will probably be launched circa the eighth of July. And that will set the number. We give an example here using the $24 stock price, 31 million warrants. We exchange for 8.7 million; that has the benefit also of starting to clean up the capital structure and getting rid of the outstanding warrants. If you don’t exchange and this is not my recommended approach, I really … we will recommend that you exchange them – your warrants will remain outstanding in RemainCo, and get the same strike-price adjustment as the Tontine Warrants.

[Slide 105]

This is a table from page 166. We’re giving you six, we’re taking the 60-month term, which values the warrants on the highest basis. We’ll use the fair market value, whatever it is, based on a 10-trailing day basis. And that will determine how many shares you get capped at 0.3611. And this table was negotiated, I guess, between SPAC investors and sponsors before. We sort of copied the warrants from other transactions. It’s very attractive for the warrant holders because it presumes a 42 vol for the five-year life of the warrants and that’s probably higher than the valuation agent that valued the warrants for the purpose of resolving the director’s value set the volatility assumption of Universal at 30%. So it’s, probably, a good price for the warrant holders.

[Slide 106]

So if you own a hundred of these and you take $24 as the weighted-average price, the VWAP, that gives you 0.2778, that gives you 27 shares and 0.78 of a fractional share. And we give you cash for that fractional share. So if you want to not get cashed out of these, own a number that is divisible by nine, okay.

[Slide 107]

Tontine Warrants here. These are warrants again, where you’re sort of indifferent to how they’re treated because you own them along with the common stock, but we are going to distribute them after the Redemption Tender Offer. And we’re going to adjust the strike price for the value of Universal on the day we contributed to the trust, as determined by the Board. Let’s presume that’s about the $14 price that we paid, arm’s-length transaction between two parties that should set the strike price from 23 minus 14, strike price will be $9. So it will be out of the money, I would say, very levered warrants, if you will, on RemainCo. Okay.

Pershing Square Tontine Holdings, Inc.

June 23, 2021, 9:00 AM EDT

[Slide 108]

So we start with 200 million shares in the IPO. We issue 1.2 million to resolve 72% of the Director Warrants. Sponsor gets no warrants. We exercise the FPAs. We don’t expect any redemptions. We do the exchange offers for the warrants. Rounds to about 20 on those rounded, precisely 290.1 million fully diluted shares for the pro forma company.

[Slide 109]

So there’s a 1,847.9 million Universal share count. And I think this will be the precise number. We’re calling it a projected number based on the SPA. If there are any changes by virtue of option exercises, we’re unaware of in Vivendi or share repurchases that occur between now and the distribution, which I understand there will be none. That should be the number. Multiplied by 10%, we’re going to own 185 million shares that are purchased by PSTH. We stick those shares into a trust upon closing of the acquisition of those shares. And our shareholders will have a beneficial interest in the trust equal to your percentage ownership of PSTH. If you own 1% of PSTH, then you own 1% of the shares in the trust.

[Slide 110]

What that allows us to do, is it allows RemainCo to immediately pursue another transaction and close another transaction. The number of PSTH shares at closing, of course, depends on whether people redeem. We expect none. Whether people exchange, we expect everyone to exchange. That’s the assumption that we’ve made here to get to the 290 million. So you take the 184 million shares that we’re buying in the transaction. You divide by shares outstanding, that means for every share of PSTH, you’re going to get .637 of a share, almost two-thirds of a share of Universal stock.

[Slide 111]

So what happens if I own 900 shares—again, owning round nine numbers divided by nine, make sure you get no fractional shares. You start out with call it 900 shares, and you’re going to get 200 Tontine Warrants. Those are the two-ninths that we distribute to you per share. And that turns into, you take 900 shares times the exchange ratio, if you will, you get 573 Universal shares, any fractional shares you’ll get cash for.

You’ll get an ongoing interest in RemainCo, the same 900 shares. It will be called PSTH. The Tontine Warrants will have a strike price adjustment. Let’s presume for this math, it will be struck at $9 a share. And then you get a little gift from us—hopefully it’s more than little—you get a SPARC Warrant for every share that you own in PSTH.

[Slide 112-113]

So what if you own 100 warrants. Just to make the math straightforward again, let’s assume a $24 fair market value. Of course, at the table, you get 0.2778 PSTH shares, 100 warrants become 27 shares. And those shares of course, entitle you to receive a Universal distribution. So for those 27 shares, we get 17 Universal shares and some fractional cash. You get an ongoing interest in RemainCo, 27 shares. Then you get 27 SPARC Warrants to acquire 27 shares in SPARC.

Pershing Square Tontine Holdings, Inc.

June 23, 2021, 9:00 AM EDT

[Slide 114-115]

So Universal. Now we’ve talked lots about Universal. So the headline valuation translates into what we call a €35 billion enterprise value and a €33 billion equity value. Again, we use the analyst way of thinking about enterprise value, not including – the focus on the equity value, which is what’s most relevant here—that implies that the price we’re paying - of the 20 bucks, we have, $13.91 cents is going for our equity interest in UMG. Take the, our favorite analyst at JP Morgan. Again, I’ve never spoken to him, but like his work, he values those shares at $20.20 cents per PSTH share. So when we’re thinking about this, if JP Morgan turns out to be right for the $20 you put up, you get all of that value in Universal, and then you get RemainCo for free and you get SPARC for free.

Thinking about the equity of Universal – where one way to think about it is we’re paying €32 billion for the business, net debt of €2 billion. A couple different ways to think about the €35 billion headline valuation – you subtract €2 billion of net debt, you get to our €33 billion equity value. And then you get these, you know, other interests for free. I think that’s probably the simplest way to think about it. I think about enterprise value is equity plus net debt – equity plus net debt here for us is €35 billion, and subtract the net debt, you get to a €33 billion equity value. And these stakes, none of which generate a cash flow, operating income or EBITA for the company, you get for free. And analysts value these investments. You can look at trading prices for Spotify and TME—Vevo and Deezer are private companies—if you look at the analysts, they value them anywhere between €2 billion and €4 billion.

So, we think for all the reasons we’ve previously described, we made a good purchase, got these very interesting company interests quote, unquote for free. We back into the first-year price on this page, just the math for the previous page. And of course, we’ll send you the slide.

[Slide 116]

Okay. So this is our equity purchase, that $33 billion we divide by total share count. And this translates into the euro price. The stock will initially be listed on Euronext Amsterdam, possibly on a U.S. exchange, hopefully someday soon. And if the stock trades at higher than $17.81, then we’ve made a good buy. Again, I wouldn’t look at one day’s trading, but I would say certainly over time, if we look at, again, JP Morgan’s valuation, if it trades there, we’ll be very happy with it. Certainly the starting price. Again, we look at this transaction on a long-term basis, but it’s always nice to know that we’ve come in at a good price

[Slide 117-118]

In terms of the UMG shareholder base. Again today, Tencent owns 20% that they purchased. They entered into agreement to purchase it almost a couple of years ago. And they acquired the initial 10% stake, I guess, in 2019, March of 2020, I think that’s about right. And then they had an option to purchase the additional 10% at the same price, which they exercised. So they own 20% and we’re very happy with Tencent Music and that consortium as a shareholder. We do think it is a very strategic partner, obviously in light of their presence in China. So that is a synergistic partner. The Bolloré Group is the kind of largest shareholder of Vivendi. And they’re getting their proportionate share of Universal in the spin. Vivendi’s going to retain 10% of the stock.

Pershing Square Tontine Holdings, Inc.

June 23, 2021, 9:00 AM EDT

The Pershing Square Funds. We’ll get our pro-rata share of the 1.6 billion divided by 5.6 billion or approximately 3% of the 10%. And the balance will go to the other PSTH shareholders. We’re quoting from here “the principle of one share, one vote—will be fully observed as no preferred shares nor any other multiple voting rights will be exercised.” So no poison pills and one-for-one voting, which we give a lot of credit to Vivendi to take the company public this way. And we’ll have a board comprised of primarily non-executive members, eight non-executives, two executives, Lucian Grainge and another executive. And then the majority of the board will be independent and will meet the highest standards for Amsterdam governance. It will be one of the largest companies on Euronext, and it will be therefore a member of some of the most important global indices, like MSCI, EuroStoxx, and the FTSE Euro 100 indices.

[Slide 119]

Okay, next you get RemainCo. So, first thing we did here is we didn’t want RemainCo to be sitting out there forever. So we wanted it to be in a position to do a transaction. By contributing to a trust, we don’t need to wait until late November to transact with this company. We pushed that date forward about four months by contributing the assets into a trust. The trust will be owned pro-rata by our shareholders as of a record date, and your interest in the trust, the only negative here, is that your interest in the trust won’t trade publicly. It won’t be a public company at the time it’s contributed, and therefore it won’t be transferable at all. I do expect that when we contribute the shares to a trust, it’s like they’ve been dividended to shareholders. We’re holding them outside of the corporation. So the stock price should adjust by the fair market value of the UMG shares after the record date. But thereafter one, you of course, own your pro-rata stake in the trust, which we hold for your benefit and will be distributed to you as soon as those shares are registered and you of course also own RemainCo.

And now RemainCo, once you distribute, drops by the value of the distribution, and it benefits, because we’re now in a position to do a transaction. You don’t have to do anything other than own the stock to get your interest in the trust. And we’ll give you a lot more detail on this in the Redemption Tender Offer document and our FAQ.

[Slide 120]

RemainCo. This is actually quite an interesting unique entity. I don’t think there’s another one like it, because it’s going to have $1.6 billion in cash, and our option for another $1.4 billion – you’ve got up to $3 billion in a public company. We’ll be the largest public acquisition company, but it won’t be a SPAC because it did its initial business combination and therefore there are no redemption rights.

And the problem with SPACs today is if you’re a counterparty and you want to do a deal with a SPAC is, one: all the money can be redeemed and that’s happening more often than people would like to. You have to raise PIPE capital, which is a lot of work, not just for the sponsor, but for the management team. Who wants to go on a road show? The whole purpose is to avoid an IPO –meanwhile, you’re running around and trying to raise money from investors. The PIPE market is practically shut down, you see a couple of green shoots with a couple of transactions getting done, but the terms are really not attractive for SPAC shareholders. It creates a quite a complicated capital structure and it’s not particularly — in my view – the most desirable way to go public.

Pershing Square Tontine Holdings, Inc.

June 23, 2021, 9:00 AM EDT

Here, we have a public company, with $1.6 billion of cash, an option for another billion four, and we’re ready to go. There’s no redemption rights. Pershing will own 28.4% of the entity. By exercising the FPA, we could effectively deliver voting control of this entity in a transaction, which creates certainty. We’ve got a lot of skin in the game. We’ll have more if we exercise our FPA. It’s going to continue to have the Tontine Warrants outstanding with a strike price, probably substantially above NAV. It’s going to have Sponsor Warrants struck at the same strike price we originally bargained for and Director Warrants 20% above NAV.

This entity is going to indemnify Vivendi with respect to the U.S. securities laws in connection with the tender offers we’re doing and our distribution of UMG shares to PSTH stockholders. And we do not believe that they have any liability in connection with the transaction. I’ll call this belt and suspenders to get a transaction done, to make them happy, because if they sold to any private equity firms, they wouldn’t have the same, if you will, a private equity firm, wouldn’t be doing tender offers or distributions. And so this was a way to make them happy.

And RemainCo is not going to do another stock purchase transaction. We are going to do a merger or we’re going to buy control of a company with cash and perhaps some debt, I think the most likely outcome. Probably most valuable, using the same form as PSTH where we issue a bunch of stock, our investors end up being a minority shareholder of the newly combined company and we go forth.

[Slide 121]

Okay, so RemainCo, $1.6 billion in cash, 290.1 million fully diluted shares. We’re going to do a reverse stock split, which will take NAV from, call it $5.50 or so to $22. Actually the precise number, thank you, Feroz, is $5.42 cents to become $21.67 worth. Our warrants have the same adjustment for the reverse splits. And then again, we’ll have an outstanding FPA of $1.4 billion.

[Slide 122]

Largest acquisition company. A lot of flexibility — it’s probably ideally designed because, one, it can scale up and down. A minimum $1.6 billion can go up to $3 billion and we can make that decision without running around to raise capital. And we can deliver certainty to a counterparty, which is enormously valuable in an uncertain world, particularly with SPACS. No PIPEs required. And then again, HSR any other public company acquiring someone else. HSR is a real issue. In this case, it will get early termination because PSTH of course is a cash shell. No founder shares. No underwriting fees and you get the same continuing board that I think has done a good job here. The context is that I would say this is a very interesting time– Stephen Schwartzman was just quoted at a conference talking about the number of transactions that Blackstone is seeing – people are looking to or they’ve been thinking about selling. You know, the potential change in capital gains tax rates and possible change, perhaps, in the ability to give appreciated stock to a foundation. These are things that motivate people to, to make decisions now. And I think we’ll have a unique entity.

Pershing Square Tontine Holdings, Inc.

June 23, 2021, 9:00 AM EDT

[Slide 123-124]

And again, please call me so, but don’t call, okay, unless you own, a simple, predictable free cash flow generative business that has high barriers to entry, limited exposure to extrinsic factors we can’t control. It doesn’t have to constantly raise capital. It’s got excellent management, governance, and has a price that makes sense. We’re prepared to pay a fair price. We’re not going to overpay. And again — do you want to be public? Or if you want to sell 100% of your business, we could theoretically, buy your company all cash. More likely outcome again is a traditional acquisition company type merger. And you get the same high quality base of shareholders. And we can give you certainty on timing, on how much capital you raise and who your initial shareholder base is. And you can skip the normal nuisance of the IPO process or even the PIPE process of a SPAC.

[Slide 125]

Okay. Last but not least – SPARC Holdings. You’re going to get warrants to purchase this entity. So what is SPARC? We’re calling it an opt-in SPAC, which is going to seek a merger with a private operating company. The beauty of the structure is we solve a lot of the problems of, I would say alignment of incentives with Tontine, but we didn’t solve is that we had to take your money upfront, and we held onto it, and we’re still holding onto it. And it’s going to be deployed soon, but that’s a meaningful period of time where you’ve lost the use of your capital. We don’t like that. You don’t like that. And we also didn’t solve the call it two-year shot clock of SPACS, which we think is far from ideal.

Good news with SPARC is we don’t ask for your money until the following things have been achieved. One, we found a target. Two, we’ve done our due diligence, of course. We’ve negotiated a deal; signed a definitive agreement. Three, and we’ll give you, we should add a couple more here before the final version of the presentation. We file a prospectus with the SEC detailing everything you need to know about the business. It will be a merger proxy, like a typical SPAC transaction. The SEC has their full chance to review it, give us comments. And only then we send you the definitive document. Do we give you a, what I think what will be a 20-business day period to decide whether you want to exercise your warrants or not. Until then you don’t put up any money; in fact, you can’t – it’s really the right to invest at a later date once a certain number of things have been achieved.

You get these, we’re calling them 10-year SPARC Warrants. Think of them as effectively, very, very long life. I don’t think you’d be waiting around 10 years to do a deal, but we just sort of remove the time pressure by making this very extensive period. In fact, the longer the period, I think the more likely we’re able to deploy it faster because it takes away any perception on the part of the counterparty that we’re under any pressure. If everyone exercises, actually raise on a fully diluted basis, 5.8 billion plus a billion from us, minimum, up to 5 billion. And I apologize to the underwriters because we were very appreciative of the work they did for us here, but there will be no underwriting fees, but there’s plenty of room to pay some very nice M&A fees. This would be one of the biggest transactions of any year with $6.8 billion of equity to deploy. So, I think of the Academy Securities, Loop Capital, Citi, UBS, Jefferies, the underwriters who are helping us here, put your M&A hats on, take off your underwriting hat. And we look forward to hearing from you. No shareholder warrants or other warrants of any kind. What we’re getting is a convertible preferred that net settles into the increase in value of the company above $24 a share, 20% above NAV. We can’t sell it for three years, meant to look very similar to the other warrants. You can’t use warrants in a Cayman company for various technical reasons. We should be filing this as soon as I have a chance to read the final version of the document. And we expect comments from the SEC about a month, 30 days or so later.

Pershing Square Tontine Holdings, Inc.

June 23, 2021, 9:00 AM EDT

[Slide 126]

Okay. I mentioned this before. What does SPARC do? It’s really SPAC 3.0. We get rid of this opportunity cost of capital problem, and get rid of any pressure to complete a deal. And I think, importantly, and this is the philosophy we’ve always had at Pershing, although we’ve never had the opportunity to do it publicly. We’ ve always, with respect to our private investors, when interesting opportunities appear, we give them the right to invest alongside us. We call those rights co-investment rights. They’re not formal or informal, but we love when we give opportunities to our existing base of investors who have supported us over time. Our goal was to achieve the same thing in the public domain. And here, anyone who’s been a shareholder of PSTH or buys a stock before the record date, is going to get the right to invest in our next target at NAV. And again, no underwriting fees. There are lots of benefits for all here.

[Slide 127]

The Universe high-quality IPO candidates; corporate carve-outs, think of Vivendi; mature unicorns, which has gotten a lot of play in the press. Always one of our categories, I would say in some ways, the smallest category. Family-owned companies, I would say that’s probably even bigger. A lot of families now are looking at the estate planning issues and capital gains tax rates and rethinking timing on “going public.” And then of course, private equity. Many private equity investors are tax sensitive. They care about timing as well. And then of course, financially-distressed companies for whom a large cash infusion could create significant value.

[Slide 128]

Illustrative Timeline. Vivendi shareholders voted nearly unanimously in favor of the distribution. We’re going to launch the share Redemption Tender Offers. We’re targeting July 8th. They have to be open for 20 business days or a month. It might be extended for an additional 10 days. Then after we know who our shareholder base is for sure, because there are no redemptions, hopefully, we distribute Tontine Warrants. We distribute the SPARC Warrants, once that document has been approved. We close on the purchase of the UMG shares. We immediately contribute those shares into a trust, figure late August, very early September. And we exercise the FPA just prior to the closing of that transaction. September, third week in September or last week in September, Universal is listed on the Euronext exchange, the shares begin to trade, and then we can distribute our shares towards the end of November. This dynamic is not dissimilar to an anchor investment in a company listing, and then the lockup being [released] here, if you will, is from August to November, approximately 120 days.

[Slide 129]

There’s the disclaimer, encourage you to read it in detail.

Pershing Square Tontine Holdings, Inc.

June 23, 2021, 9:00 AM EDT

If you’re still with us, it’s been a nice few hours with a 15-minute interruption. No, I think we call that an intermission. And hopefully we’ve answered the vast majority of the questions we’ve received. Take a hard look at this company. It’s one of the great businesses of the world. We’ve given you a lot to digest. We’re going to tighten up a few things in the presentation. As usual, we were finalizing things about 45 or maybe 15 minutes prior to our launch here at nine o’clock. But we’ll put this out no later than tomorrow so that you can study it in some more detail. Again, appreciate your patience as a Pershing Square Tontine Holding shareholder and we look forward to many successful transactions with this group of shareholders. With that operator, we’re going to end the call.

Operator

Thank you, everyone. This concludes your conference call for today. You may now disconnect.

[End of Presentation]

Pershing Square Tontine Holdings, Inc.

June 23, 2021, 9:00 AM EDT

Important Additional Information and Where to Find It

This investor presentation transcript does not constitute an offer to sell or buy or the solicitation of an offer to buy or sell any securities.

The proposed transactions described in this investor presentation transcript (the “Proposed Transactions”) have not yet commenced, may proceed on materially different terms and may not occur at all. This communication is for informational purposes only. This communication is not a recommendation to buy, sell or exchange any securities, and it is neither an offer to purchase nor a solicitation of an offer to sell securities. The redemption tender offer and the warrant exchange offer (the “Offers”) will only be made pursuant to offers to purchase or exchange, letters of transmittal and related materials that will be filed with the applicable Schedule TO on the commencement date of each such offer. Pershing Square Tontine Holdings, Ltd.’s (“PSTH”) shareholders and warrant holders should read those materials carefully because they will contain important information, including the various terms of, and conditions to, the Offers. PSTH’s shareholders and warrant holders will be able to obtain free copies of those materials as well as the other documents that PSTH and the Special Purpose Rights Acquisition Company (“SPARC”) will be filing with the SEC, which will contain important information about PSTH, SPARC, the Offers and the Proposed Transactions, at the SEC’s website at www.sec.gov.

FORWARD-LOOKING STATEMENTS

This investor presentation transcript contains certain forward-looking statements within the meaning of the federal securities laws with respect to the Proposed Transactions, including statements regarding the benefits of the Proposed Transactions, the anticipated timing of the Proposed Transactions, the services offered by Universal Music Group B.V. (“UMG”) and the markets in which it operates. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this release, including but not limited to: (i) the risk that the Proposed Transactions may not be completed in a timely manner or at all, or may be completed on terms materially different from those described herein, which may adversely affect the price of PSTH’s securities, (ii) the risk that the Proposed Transactions may not be completed by PSTH’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by PSTH, (iii) the failure to satisfy the conditions to the consummation of any aspect of the Proposed Transactions, (iv) the lack of a third party valuation in determining whether or not to pursue the Proposed Transactions, (v) the occurrence of any event, change or other circumstance that could give rise to the Proposed Transactions not occurring, (vi) the effect of the announcement or pendency of the Proposed Transactions on UMG’s business relationships, performance, and business generally, (vii) the outcome of any legal proceedings that may be instituted against PSTH, SPARC, Vivendi S.E., UMG or their respective directors or officers related announcement of the Proposed Transactions, (viii) the amount of the costs, fees, expenses and other charges related to the Proposed Transactions, (ix) the ability to maintain the listing of PSTH’s securities on NYSE or list on Nasdaq, (x) the price of PSTH’s securities may be volatile due to a variety of factors which may also include changes in UMG’s business and operations and in performance across its competitors, changes in laws and regulations affecting UMG’s business and changes in its capital structure as a result of the Proposed Transactions and its contemplated public listing, (xi) the ability to implement business plans, forecasts,

Pershing Square Tontine Holdings, Inc.

June 23, 2021, 9:00 AM EDT

and other expectations after the completion of the Proposed Transactions, and identify and realize additional opportunities, (xii) the amount of PSTH shares redeemed by PSTH’s public shareholders in the redemption tender offer or the number of warrants exchanged and PSTH shares issued in the warrant exchange offer, (xiii) possible variances between the historical financial information UMG presents and its future financial statements, when they become available, (xiv) potential material differences between the terms of SPARC described herein and those ultimately offered to investors or the SEC failing to declare the registration statement in respect of SPARC’s securities effective or the NYSE or Nasdaq listing the securities or either the SEC or the applicable stock exchange imposing conditions that would prevent SPARC from operating in the manner intended and (xv) the impact of the global COVID-19 pandemic on any of the foregoing.

The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the registration statements for the distribution of UMG shares in connection with the Proposed Transactions and the SPARC rights offering that will be filed with the SEC in respect of the Proposed Transactions. Those filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and PSTH assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. PSTH does not give any assurance that PSTH will achieve its expectations or that the Proposed Transactions will occur at all. The inclusion of any statement in this press release does not constitute an admission by PSTH or any other person that the events or circumstances described in such statement are material.

Pershing Square Tontine Holdings, Inc.

June 23, 2021, 9:00 AM EDT

Exhibit 99.3

Music is Universal

June 23, 2021

Pershing Square Tontine Holdings

UNIVERSAL

UNIVERSAL MUSIC GROUP

Music is Universal June 23, 2021 Exhibit 99.3

Agenda

I. Transaction Summary

II. Universal Music Group Overview

III. Music Industry Overview

IV. A Shareholder’s Perspective on Future Growth

V. Universal Music Group Valuation

VI. Q&A

VII. Detailed Transaction Overview

Agenda Transaction Summary Universal Music Group Overview Music Industry Overview A Shareholder’s Perspective on Future Growth Universal Music Group Valuation Q&A Detailed Transaction Overview

What Will PSTH Shareholders Receive? SPARC Warrants to purchase SPARC shares at $20 per share Exercisable only after business combination announced $1bn – $5bn FPA Sponsor to purchase 10-year convertible preferred stock covering 4.95% of the fully diluted shares of the post-business-combination company at a conversion price of $24 (net settlement only) Continued ownership of RemainCo (Shares and Tontine Warrants) $1.6bn cash Provides indemnity to Vivendi $1.4bn FPA A pro-rata share of UMG, an independent publicly traded company No warrants outstanding 1 2 3 PSTH shareholders will receive publicly traded securities in three companies: UMG, PSTH, and SPARC 72% of total capital 28% of total capital Distributed by Pershing Square SPARC Holdings, Ltd. PSTH Cash Utilization

Universal Music Group (“UMG”)

Simple, predictable, free-cash-flow-generative business Formidable barriers to entry Exceptional Management & Governance Limited exposure to extrinsic factors that we cannot control Strong balance sheet Minimal capital markets dependency Large market capitalization Attractive Valuation PSTH’s Investment Criteria from IPO Roadshow

UMG Meets All of PSTH’s Investment Criteria Simple, predictable, free-cash-flow-generative business Formidable barriers to entry Limited exposure to extrinsic factors that we cannot control Strong balance sheet Minimal capital markets dependency Large market capitalization Attractive valuation Exceptional management & governance

World’s leading music company #1 global market share (32%) in recorded music, > 3mm song portfolio #2 global market share (23%) in music publishing, 180k songwriter portfolio Represents 10 out of the top 10 global musical superstars World-class management team with deep industry experience Accelerating double-digit revenue growth 20% annual operating income growth over last four years Highly recurring revenue from music streaming Low financial leverage Universal Music Group

CEO Universal Music Group (UMG) Has spent his entire career in the music industry, signing and working with the largest stars Joined UMG in 1986 and was appointed CEO of UMG in 2010 Widely recognized as the industry’s most important executive No. 1 on Billboard’s “Power 100” – the only person to hold that distinction four times and in consecutive years Billboard’s first-ever “Executive of the Decade” Bestowed with a knighthood in 2016 by Her Majesty Queen Elizabeth Hollywood Walk of Fame Star World-Class Management Team Led by CEO Sir Lucian Grainge

UMG Has a Deep Bench

Sir Lucian Grainge
Chief Executive Officer

Corporate Officers	Major Business Units	Territory Leaders
Boyd Muir *Finance, Operations, IT*	**Jody Gerson** *Publishing*	**David Joseph** *UK*
Michele Anthony *US Commercial*	**Bruce Resnikoff** *Global Music Catalog*	**Frank Briegmann** *Central Europe*
Jeffrey Harleston *Legal*	**John Janick** *Interscope*	**Naoshi Fujikura** *Japan*
Eric Hutcherson *People & Inclusion*	**Monte Lipman** *Republic*	**Jesús López** *Latin America, Iberia*
Andrew Kronfeld *Marketing*	**Jeff Vaughn + Michelle Jubelirer** *Capitol*	**Olivier Nusse** *France & Africa (FS)*
Michael Nash *Digital Strategy*	**Michael Dungan** *Nashville*	**George Ash** *Australia / New Zealand*
Will Tanous *Administration & Communications*	**Dickson Stainer** *Classics & Jazz*	**Adam Granite** *High-Growth Markets*

8

UMG Has a Deep Bench Boyd Muir Finance, Operations, IT Michele Anthony US Commercial Jeffrey Harleston Legal Eric Hutcherson People & Inclusion Andrew Kronfeld Marketing Michael Nash Digital Strategy Will Tanous Administration & Communications Jody Gerson Publishing Bruce Resnikoff Global Music Catalog John Janick Interscope Monte Lipman Republic Jeff Vaughn + Michelle Jubelirer Capitol Michael Dungan Nashville Dickson Stainer Classics & Jazz David Joseph UK Frank Briegmann Central Europe Naoshi Fujikura Japan Jesús López Latin America, Iberia Olivier Nusse France & Africa (FS) George Ash Australia / New Zealand Adam Granite High-Growth Markets Corporate Officers Major Business Units Territory Leaders Sir Lucian Grainge Chief Executive Officer

Massive addressable market, strong customer value proposition, and dominant market position support double-digit revenue growth Irreplaceable intellectual property (IP) and must-have content Predictable, recurring revenue streams require almost no capital to grow at a high rate Industry leading position (#1 share) and stable competitive environment Substantial fixed-cost expense base and operating leverage drive long-term margin expansion Iconic world-class management team Only uncontrolled, pure-play, music streaming content company UMG is a capital-light, rapidly growing royalty on the greater global consumption and monetization of music UMG Is a Classic Pershing Square Investment

Streaming Has Transformed the Business Model The quality of the music business has improved dramatically due to consumer adoption of streaming Reduced upfront investment and associated risk Distribution and customer-acquisition costs now funded by major tech companies Predictable recurring revenue streams Less hit driven than in the past Limited, if any, seasonality Minimal recession risk Increasing value of catalog Music streaming is a substantial, fast-growing, predictable, capital-light, growing annuity with high revenue visibility

Consistent Growth in Music Industry Revenues During 1990s

U.S. Recorded Music Industry Revenue ($bn)

$16
$12
$8
$4
$0
8% CAGR
1990
1992
1994
1996
1998
2000
2002
2004
2006
2008
2010
2012
2014
2016
2018
2020
Physical
Other
Download
Streaming

11

8% CAGR Consistent Growth in Music Industry Revenues During 1990s U.S. Recorded Music Industry Revenue ($bn) The music industry exhibited strong growth during the 1990s while deriving nearly all its sales from one-time purchases of CDs, records, etc. Source: RIAA. Note the US industry revenue trends are consistent with global trends over the same period

U.S. Recorded Music Industry Revenue ($bn)

$16
$12
$8
$4
$0
Proliferation of digital piracy platforms
(54%) Decline
1990
1992
1994
1996
1998
2000
2002
2004
2006
2008
2010
2012
2014
2016
2018
2020
Physical
Other
Download
Streaming

12

(54%) Decline Piracy and Downloads Led to a Significant Decline Until 2015 U.S. Recorded Music Industry Revenue ($bn) The launch of file sharing services unbundled albums and introduced piracy, causing music industry revenues to decline significantly over the next 15 years. Paid downloads and emerging streaming platforms only partially offset these lost revenues Source: RIAA. Note the US industry revenue trends are consistent with global trends over the same period Proliferation of digital piracy platforms

Streaming Has Returned the Industry to Rapid Growth

U.S. Recorded Music Industry Revenue ($bn)

$16
$12
$8
$4
$0
1990
1992
1994
1996
1998
2000
2002
2004
2006
2008
2010
2012
2014
2016
2018
2020
Spotify
Music
music unlimited
YouTube Music
13% CAGR
Physical
Other
Download
Streaming

13

13% CAGR Streaming Has Returned the Industry to Rapid Growth U.S. Recorded Music Industry Revenue ($bn) Since 2015, music industry revenues have grown substantially due to consumer adoption of streaming and launches of additional streaming platforms Source: RIAA. Note the US industry revenue trends are consistent with global trends over the same period

Physical Pre 2000 Download 2000 – 2015 Music-as-a-Service Post 2015 One-time Purchase Unbundled Music Subscription Similar to the software industry, the music industry is emerging from a successful business transformation from one-time, lumpy sales of physical products to a recurring, subscription-based “Music-as-a-Service” business model Streaming Has Transformed Industry into Music-as-a-Service

The Transformation of the Music Industry

Pre-Transformation	Post-Transformation
▶ **Physical Music**	▶ **Digital Music**
▶ **One-off album sales and tracks**	▶ **Streaming and subscriptions**
▶ **Limited access to music**	▶ **Unlimited access to music**
▶ **Poor user experience** ▪ Limited functionality ▪ Inconvenient	▶ **Great user experience** ▪ High-functionality: AI-curated playlists ▪ Convenient
▶ **Limited addressable market** ▪ ~10% of the world	▶ **Massive addressable market** ▪ Approaching 100% of the world
▶ **Large investment in manufacturing and distribution**	▶ **Minimal investment in manufacturing and distribution**
▶ **Large customer acquisition costs**	▶ **DSPs (e.g. Spotify and Apple) fund cost to build distribution infrastructure and acquire customers**
▶ **Limited retailer subsidy**	▶ **Highly subsidized distribution by some of the most important and best capitalized tech companies in the world**

15

The Transformation of the Music Industry Physical Music One-off album sales and tracks Limited access to music Poor user experience Limited functionality Inconvenient Limited addressable market ~10% of the world Large investment in manufacturing and distribution Large customer acquisition costs Limited retailer subsidy Digital Music Streaming and subscriptions Unlimited access to music Great user experience High-functionality: AI-curated playlists Convenient Massive addressable market Approaching 100% of the world Minimal investment in manufacturing and distribution DSPs (e.g. Spotify and Apple) fund cost to build distribution infrastructure and acquire customers Highly subsidized distribution by some of the most important and best capitalized tech companies in the world Pre-Transformation Post-Transformation

Impact of Music Industry Transformation Democratization of access to music Access to 60mm songs for free (ad-supported) or by inexpensive subscription with smartphone, computer, connected car or speaker Globalization of the music business Enhanced value of catalog Remonetization Extremely low cost-per-hour of entertainment Music business has transformed into a fast growing, capital-light annuity

UMG Business Overview Discovers and develops recording artists Markets and promotes artists and their music Distributes artists’ music in digital and physical formats Acquires, licenses and administers rights to musical compositions How does UMG make money? What does UMG do? Earns royalties each time a song is streamed via license agreements with digital music services Licenses songs to be used in film, television and video games Receives royalties when a song is performed publicly in television and radio broadcasts and in public spaces (shops, restaurants, bars) Sells physical music products such as CDs and vinyl, now a growth business Partners with artists in generating revenue from concerts, touring, sponsorships, fan engagement, and brand management

A Brief Primer on the Music Business: Recorded Music Record Labels discover artists, fund their development, and work collaboratively with artists to maximize their commercial success “Break” new artists to the world Invest in A&R (Artist & Repertoire – think R&D) and marketing expenses Invest in artists at an early stage of their career and share in their success (think venture capital) But most artists are not commercially successful In exchange for Record Labels’ significant investment and expertise, they contractually secure the “master” rights on sound recordings and lock-in the rights to future recordings (i.e., 4-5 albums) Right to monetize sound recording for 95 years in U.S. (70 years in Europe) Record Labels generate revenue through the sale and monetization of music, and share that revenue in the form of a royalty with the artist who produced the recording

A Brief Primer on the Music Business: Publishing Music publishers represent the songwriter Administer, license, promote, and monetize rights to musical compositions and lyrics Music publishers share these royalties with songwriters Royalty rates may be subject to government minimums (i.e., the Copyright Royalty Board in the U.S.) Copyrights last for 70 years after the author’s death Royalties generally reported by listening format: Performance: includes radio, streaming, public performances (e.g., nightclubs, concert, etc.); performance royalties are collected by Performing Rights Organizations (“PROs”) including ASCAP, BMI and SESAC Digital: Various digital formats and performances of musical compositions to the general public including streaming and download services Synchronization (“Sync”): Licensing income associated with “time synchronization" of music against visual images (e.g., a movie, TV show or commercial) Mechanical: paid whenever a musical composition is copied, distributed or re-transmitted including CDs, Vinyl, DVDs, etc.

Recorded Music – 80% of Revenue Highly recurring and predictable, growing revenue stream Revenue growth rates driven by attractive end-market growth (a derivative of streaming adoption) and UMPG share gains Double-digit revenue growth driven by global consumer adoption of premium subscription services and ad-supported streaming High proportion of costs are fixed, which allows for significant operating leverage Merchandising – 4% of Revenue Publishing (“UMPG”) – 16% of Revenue High-growth opportunity from eCommerce business with significant rebound potential for physical retail and touring after COVID-19 UMG Business Segment Overview UMG operates across three business segments with unique attributes Royalties from the sale and licensing of sound recordings Royalties from licensing of musical compositions and lyrics Sale of merchandise from touring, physical retail, and eCommerce

High Rate of Organic Revenue Growth

UMG Organic Revenue Growth (%) and Revenue (€mm)

3%
4%
10%
10%
14%
5%
2020 revenue growth negatively impacted by COVID-19
2015A
2016A
2017A
2018A
2019A
2020A
Reported Revenue
€ 5,108
€ 5,267
€ 5,673
€ 6,023
€ 7,159
€ 7,432

Source: Company filings

21

High Rate of Organic Revenue Growth UMG Organic Revenue Growth (%) and Revenue (€mm) Reported Revenue € 5,108 Source: Company filings 2020 revenue growth negatively impacted by COVID-19 € 5,267 € 5,673 € 6,023 € 7,159 € 7,432 UMG’s organic revenue growth has accelerated to double-digit growth in recent years driven by the adoption of streaming. Revenue grew 5% last year despite the negative impact of COVID-19

Streaming Revenues Are Growing Rapidly Within UMG

UMG Revenue (€mm) and Streaming Organic Growth (%)

€ 954
€ 1,483
€ 1,971
€ 2,596
€ 3,325
€ 3,833
2015A
2016A
2017A
2018A
2019A
2020A
YoY Streaming Organic Growth (%)
43%
58%
35%
37%
22%
16%
Streaming & Subscriptions
All Other Recorded Music
Music Publishing
Merchandising & Other

Source: Company filings

22

Streaming Revenues Are Growing Rapidly Within UMG YoY Streaming Organic Growth (%) 43% 58% 35% 37% 22% 16% Source: Company filings The adoption of streaming has accelerated UMG’s overall revenue growth despite streaming’s cannibalization of legacy listening formats UMG Revenue (€mm) and Streaming Organic Growth (%)

UMG's Financial Evolution

2015 – €5.1bn	2020 – €7.4bn

UMG Revenue Composition (%)
Publishing
Streaming 19%
Recorded Music 81%
Publishing
Streaming 52%
Recorded Music 80%
Streaming & Subscriptions
All Other Recorded Music
Music Publishing
Merchandising & Other

Source: Company filings

23

UMG’s Financial Evolution 2015 – €5.1bn 2020 – €7.4bn UMG Revenue Composition (%) Streaming 52% Streaming 19% Publishing Publishing Recorded Music 80% Recorded Music 81% Source: Company filings The consumer adoption of streaming has transformed UMG’s financial profile – streaming is now >50% of revenue and growing rapidly

Robust Margin Expansion

UMG Operating Profit Margins

+570bps
12.6%
13.1%
13.7%
15.5%
16.1%
18.3%
2015A
2016A
2017A
2018A
2019A
2020A

24

UMG Operating Profit Margins Robust Margin Expansion Mix-shift from physical to streaming supports gross margin expansion Operating leverage and business optimization initiatives also drive margin Operating profit margins have expanded nearly 600bps since 2015 as streaming has become a larger percentage of UMG’s revenues +570bps Operating Profit defined as EBIT, excluding one-time restructuring costs and amortization of acquired intangibles

Impact of COVID-19 on UMG Impact on Revenue Impact on Expense On balance, COVID-19 has been a modest headwind to operating earnings and the recovery will be a tailwind in 2H’2021 and 2022 UMG rationalized marketing, A&R and SG&A expenses Expect some of these cost actions to prove permanent given enhanced operational efficiencies Recorded Music: Limited impact on subscription and streaming growth Live Music: Down 80%+ Publishing: performance and sync revenue negatively impacted Merchandising: significantly impacted given lack of touring Management navigated COVID-19 extremely well, despite significant industry-wide declines in live music, sync, physical and merchandising

Music Industry Overview

Streaming Now Represents the Majority of Revenues

Other
8% Growth
Downloads
(20%) Decline
Physical
(10%) Decline
Streaming
22% Growth

27

Streaming 22% Growth Physical (10%) Decline Downloads (20%) Decline Other 8% Growth % of U.S. Recorded Music Revenue and Growth Rate (3-Year CAGR) In the U.S., which is the world’s largest music market, streaming now represents 70%+ of U.S. revenues, and has recently averaged more than 20% annual growth, with mid-teens growth in 2020 Streaming Now Represents the Majority of Revenues Source: RIAA. Note the US industry revenue trends are consistent with global trends over the same period

Music Remains Under-Monetized Relative to 1999

Inflation-Adjusted
$81
Nominal
$52
55% Decline
$37
1999
2020

Source: RIAA

28

Despite a resurgent market in recent years, the U.S. music industry’s revenues per capita are significantly below peak levels U.S. Recorded Music Industry Nominal and Inflation-Adjusted Revenue Per Capita 55% Decline Source: RIAA Music Remains Under-Monetized Relative to 1999 Per-capita music spend below peak despite streaming’s greatly improved customer value proposition  Inflation-Adjusted Nominal

Cost of Entertainment – Per Hour
$31.7
$19.1
$11.7
$5.7
$0.8
$0.5
$0.1
Concert
Sports Event
Theme Park
Theatrical Movie
Cable TV Show
Video Games
Music Streaming

Source: JP Morgan research

29

Source: JP Morgan research Music Streaming Is a Very Low-Cost Form of Entertainment Cost of Entertainment – Per Hour A music streaming subscription is one of the lowest-cost forms of high-value entertainment, with a listening cost per hour of about 10 cents

Music is universal – everyone listens to music Consumption of music has never been greater People enjoy listening to the same songs many, many times Music is the ideal short-format content Music can be listened to as a primary activity, in the background, or as an enabling tool to enrich a broader experience, during almost every hour of the day Consumers can instantly access a library of >60mm songs, on demand Tens of thousands of new songs are added to the library every day Music services provide a wide variety of personalization and customization through AI and playlists An incredible value – a monthly subscription is less than the cost of one CD Streaming: $9.99 vs. Netflix Premium: $17.99, Sling TV: $30, and Cable: $100+ Streaming offers an incredible customer value proposition Music is a unique industry with an enormous addressable market Streaming Growth Likely to Continue Long Term Music is the lowest-cost essential form of entertainment

Technology Leaders are Investing to Drive Streaming Adoption

158
72
61
55
30
67
Spotify
TENCENT MUSIC ENTERTAINMENT
Market Cap ($bn)
$49
$2,268
$26
$1,798
$1,694
All Other

31

Estimated Paid Streaming Users (millions, latest available) and Parent Company Market Capitalization ($bn) Well-capitalized technology companies see music as a critical tool to cultivate customers, and are investing heavily in streaming services Source: Company Filings, MIDiA, Bloomberg, Pershing Square estimates. Excludes free and freemium users, includes trials Technology Leaders are Investing to Drive Streaming Adoption

Enhanced profitability Subscription revenues are a growing annuity Streaming growth has continued during the COVID crisis Streaming is a higher-margin business because savings on manufacturing and distribution costs more than offset higher royalty rates to artists Higher mix of high-value catalog (songs older than 3 years) Generates a rapidly growing stream of recurring revenues The catalog represents a greater share (~60%) of monetization from streaming The catalog is a higher-margin business due to limited associated operating expense. The cost to create the catalog was incurred and expensed long ago Streaming Is an Extremely High-Quality Growth Business

Help artists maximize their commercial success with World-class marketing Global operations Unrivaled distribution Data & analytics Additional monetization opportunities (merchandising, film, etc.) Established artists enjoy higher royalty rates, commensurate with the lower risk profile they represent for the label Experts at discovering and breaking new artists Critical source of funding, creative support, collaboration opportunities, marketing support, relationships, etc. Marketing and distribution support Help artists rise above the din of a saturated digital world ˃60k new songs added to Spotify each day For New Artists For Established Artists Streaming Improves Record Labels’ Value Proposition for Both New and Established Artists Streaming has made it easier for artists to produce and distribute music, which has significantly increased the amount of new music. Record labels have become even more critical to help artists stand out from the crowd

Major Music Companies Create High-Demand Content

Recorded Music Market Share (2020)

Others
31%
32%
UNIVERSAL
UNIVERSAL MUSIC GROUP
16%
21%
WARNER MUSIC GROUP
SONY MUSIC

Source: Music & Copyright

34

Others Recorded Music Market Share (2020) Source: Music & Copyright Major Music Companies Create High-Demand Content The top three music companies account for nearly 70% of all streams, and digital service providers (“DSPs”) need all of this content Consumers demand that all music is available from their streaming service

All DSPs need the entire music catalog and genres to be attractive to subscribers Each DSP needs only a critical mass of content to be attractive to subscribers Limited number of key content providers Large number of content providers Distributors have limited exclusive content Distributors have a lot of exclusive content Evergreen content that is consumed potentially hundreds of times Majority of shows and movies consumed only once Music complements other forms of media; it is compatible with many other activities, and can be listened to many hours of the day Video consumption usually requires full consumer attention Music Streaming Video Streaming Record labels and publishers have better bargaining power with their distributors than creators and owners of video content Music Is a Better Streaming Business than Video

Lack of physical inventory eliminates inventory risk Utilize platforms to identify trending artists and prospective talent Data and analytics help calibrate marketing and promotional investments No risk of physical inventory obsolescence Shift to recording individual tracks and partial albums lowers risk, and allows artists and labels to gauge consumer reaction before incurring more risk Data sharing enhances value to artist Improves artist discovery and enhances artist promotion More data / demonstrated value at time of signing allows for more informed decision making Robust data from all DSPs, and analytics from labels, help artists better engage with fans Streaming Substantially Lowers Risk for Record Labels The adoption of streaming has resulted in more data-driven decision making, reducing upfront risk for labels

This mutually beneficial ecosystem incentivizes all parties to grow streaming Artists Generates a rapidly growing stream of recurring revenue Enhances profitability Improves monetization of high-value catalog (songs older than 3 years) Higher relative and absolute advances and royalty payments Converts a one-time transactional payment into a potentially, perpetual earnings stream Streaming royalties are calculated based on actual listening Digital Service Providers (“DSPs”) Record Labels & Publishers Enormous unmonetized global subscriber penetration opportunity Does not require significant upfront content investment Streaming Benefits the Entire Music Ecosystem

A Shareholder’s Perspective on Future Growth

Music Streaming Is Growing Rapidly

Global Streaming Trade Revenue 2015 to 2019 ($bn)
+37% CAGR
$3
$5
$6
$9
$11
$13
2015
2016
2017
2018
2019
2020
% YoY Growth
65%
41%
42%
22%
20%

Source: IFPI

39

Global Streaming Trade Revenue 2015 to 2019 ($bn) Paid streaming has grown at a 37% compounded annual rate over the last five years, and is currently growing at more than 20% +37% CAGR Source: IFPI Music Streaming Is Growing Rapidly

Key Drivers of Future Streaming Growth Paid Streaming >70% Percentage of subscription revenues Expand subscriber base Ad-Supported Streaming >20% Percentage of advertising revenues Improve monetization Additional High-Growth Opportunities <10% Highly varied Unlock new revenue streams 1 2 3 % of Rev Growth Opportunity Record Labels’ Revenue Model Record Labels’ work collaboratively with DSPs and other distribution partners to establish mutually beneficial revenue models (1) An individual record labels’ revenues are a byproduct of (A) contractual terms each label negotiates with each DSP, and (B) the labels respective market share (generally measured by aggregate consumer listening hours on the DSP platform) (1)

Paid Streaming (>70% of industry revenue) 1

Overview of Paid Premium Streaming Ecosystem

Retail Pricing ("ARPU")
Subscribers
Retail Revenue
DSPs set Retail ARPU
DSPs incur marketing & customer acquisition costs
Digital Service Providers ("DSP")
Publishers
DSPs compensate publishers directly
Pay 52%+ of Revenue to Recorded Music Industry
Recorded Music Industry Revenues
Market Share %
Record Label Revenues
Royalties (Based on artists' share of consumer listening hours)
Artists

42

Overview of Paid Premium Streaming Ecosystem Digital Service Providers (“DSP”) Record Label Revenues Artists Retail Pricing (“ARPU”) Subscribers Retail Revenue Recorded Music Industry Revenues DSPs set Retail ARPU DSPs incur marketing & customer acquisition costs Pay 52%+ of Revenue to Recorded Music Industry DSPs compensate publishers directly Publishers Royalties (Based on artists’ share of consumer listening hours) Market Share %

Potential for DSP pricing increases in each country over time; the fast growth of streaming in developing markets will moderate increases in global ARPU Key Drivers of Paid Subscription Streaming Average Revenue Per User (ARPU) Subscriber Growth Population growth Smartphone penetration Subscriber penetration of smartphone installed base

Smartphone Installed Base Growing Quickly

Smartphone Installed Base 2015 to 2019 (bn)
+16% CAGR
1.9
2.2
2.6
3.0
3.4
2015
2016
2017
2018
2019
% YoY Growth
20%
17%
15%
13%

Source: GSMA

44

Smartphone Installed Base Growing Quickly The installed base of smartphones has grown rapidly over the last four years Source: GSMA Smartphone Installed Base 2015 to 2019 (bn) +16% CAGR

Smartphone Penetration Is Increasing Rapidly

Smartphone Penetration Rate of Global Population 2015 to 2019
Avg: 5 pt increase per annum
25%
30%
35%
39%
44%
2015
2016
2017
2018
2019

45

Smartphone Penetration Is Increasing Rapidly Since 2015, the global smartphone penetration rate has increased nearly 20 points Smartphone Penetration Rate of Global Population 2015 to 2019 Avg: 5 pt increase per annum Source: Smartphone penetration rate calculated as smartphone installed base per GSMA divided by population per World Bank

Smartphone Penetration Rate Likely to Grow Meaningfully

Smartphone Penetration Rate by Geography 2015 to 2030E

				Annual Δ	
	2015	2019	2030E	'15-'19	'19-'30E
Developed Markets	55%	75%	88%	5.0%	1.2%
China	38%	61%	82%	5.6%	1.9%
Emerging Markets	17%	35%	53%	4.4%	1.6%
Global Smartphone Penetration	**25%**	**44%**	**61%**	**4.7%**	**1.6%**

46

Smartphone Penetration Rate Likely to Grow Meaningfully Smartphone Penetration Rate by Geography 2015 to 2030E We estimate that the proportion of the population with a smartphone will increase from 44% to more than 60% by 2030 driven by declining smartphone cost and greater disposable income Source: Penetration rate calculated as the smartphone installed based per GSMA divided by population per World Bank for 2015 and 2019. 2030E represents midpoint of Pershing Square estimates

Growing Smartphone Streaming Penetration Rate Paid streaming subscriber penetration as a percentage of global smartphones has more than doubled since 2015 to 11% Paid Streaming Subscriber Penetration Rate of Smartphone Installed Base Growth 2015 to 2019 Avg: 2 pt increase per annum Source: Paid streaming penetration rate calculated as paid streaming subscribers per MIDiA divided by smartphone installed base per GSMA

Low Penetration Rates Beyond Developed Markets

Paid Streaming Penetration Rate of Smartphones by Geography 2019
34%
6%
5%
11%
Developed Markets(1)
China
Emerging Markets
Total

Source: MIDiA and GSMA

48

Paid Streaming Penetration Rate of Smartphones by Geography 2019 Subscriber penetration of smartphones is significantly higher in the developed markets compared to China and other emerging markets Low Penetration Rates Beyond Developed Markets Source: MIDiA and GSMA (1) Includes USA, Japan, The United Kingdom, Germany, France, South Korea, Canada, Australia and the Nordic region (1)

Continued Opportunity for Growth in Developed Markets

Paid Streaming Penetration Rate of Smartphones by Geography 2019
43%
41%
1,300bps
28%
11%
Nordics
U.S.
Other Developed Markets (1)
Total

Source: MIDiA and GSMA

49

Continued Opportunity for Growth in Developed Markets The average subscriber penetration of smartphones in developed markets is below the rate of the most advanced countries, the U.S. and Nordics Paid Streaming Penetration Rate of Smartphones by Geography 2019 Source: MIDiA and GSMA (1) Includes Japan, Germany, France, South Korea, Canada, Australia and The United Kingdom (1) 1,300bps

Increased Paid Streaming Penetration in the U.S.

U.S. Paid Streaming Penetration Rate of Smartphones 2015 to 2019
~3x adoption over 4 years, and growing
15%
22%
30%
37%
41%
2015
2016
2017
2018
2019

Source: MIDiA and GSMA

50

Increased Paid Streaming Penetration in the U.S. Advanced developed countries, such as the U.S., continue to experience accelerated consumer adoption of paid streaming U.S. Paid Streaming Penetration Rate of Smartphones 2015 to 2019 ~3x adoption over 4 years, and growing Source: MIDiA and GSMA

Streaming Penetration Is Rapidly Increasing in China

China Paid Streaming Penetration Rate of Smartphones 2015 to 2019
~6x adoption over 4 years, and growing
1%
3%
4%
5%
6%
2015
2016
2017
2018
2019

Source: MIDiA and GSMA

51

Streaming Penetration Is Rapidly Increasing in China Consumer adoption of paid streaming in China is significantly below developed markets, but is rising rapidly China Paid Streaming Penetration Rate of Smartphones 2015 to 2019 ~6x adoption over 4 years, and growing Source: MIDiA and GSMA

Tencent Will Help Drive China Paid Subscriber Growth

589
603
644
644
622
2016
2017
2018
2019
2020
% Paying
2%
3%
4%
6%
9%
Paying
Non-Paying

Source: Public Filings

52

Tencent Will Help Drive China Paid Subscriber Growth A Tencent led consortium has formed a strategic partnership with UMG, owns 20% of the company, and has an option to acquire a stake in UMG China Tencent Paying vs. Non-Paying Subscribers 2016 to 2020 (mm) Tencent is the largest player in China and is focused on converting its 600mm+ monthly users into paid subscribers. Tencent has increased its paying subscriber ratio from 2% to 9% in the last four years Source: Public Filings

Paid Streaming Penetration Growth

	2015	2019	2030E	Annual Δ '15-'19	Annual Δ '19-'30E
Developed Markets	14%	34%	67%	5.1%	3.0%
China	1%	6%	33%	1.2%	2.5%
Emerging Markets	2%	5%	20%	0.8%	1.3%
Global Streaming Subscribers	**5%**	**11%**	**30%**	**1.5%**	**1.7%**

53

Paid Streaming Penetration Growth Paid Streaming Penetration Rate by Geography 2015 to 2030E The increasing ability to access and listen to paid streaming across a variety of devices, such as smart speakers and connected cars, will drive the continued increase in paid streaming penetration rates in developed markets We estimate that global paid streaming penetration of smartphones will continue to rise across every geography and increase from 11% in 2019 to nearly 30% by 2030 Source: Paid streaming penetration rate calculated as paid streaming subscribers per MIDiA divided by smartphone installed base per GSMA for 2015 and 2019. 2030E represents midpoint of Pershing Square estimates

We Expect Rapid Subscriber Growth to Continue Paid Streaming Subscribers 2019 to 2030E (mm) 14% CAGR As a result of the continued increase in penetration rates for smartphones and streaming subscribers, we expect that paid streaming subscribers will grow from 365 million in 2019 to 1.6 billion by 2030, an average annual growth rate of 14% Source: Paid streaming subscribers for 2019 per MIDiA. Paid streaming subscribers from 2020E to 2030E based on midpoint of Pershing Square estimates

Streaming ARPU Significantly Greater in Developed Markets Paid Streaming ARPU by Geography 2019 Source: Paid streaming ARPU calculated as Paid streaming industry trade revenue per IFPI divided by average paid streaming subscribers per MIDiA (1) Includes USA, Japan, The United Kingdom, Germany, France, South Korea, Canada, Australia and the Nordic region Note: China’s ARPU is lower than other emerging markets primarily because currently the industry payments are much lower than other markets (1) ARPU (Average Revenue Per User) is significantly higher today in the developed markets than in China and the emerging markets

Streaming ARPU Likely to Grow in Every Geography

Paid Streaming ARPU by Geography 2019 to 2030E

	2019	2030E	CAGR '19-'30E
Developed Markets	$3.05	$3.75	2%
China	$0.52	$1.09	7%
Emerging Markets	$1.42	$1.76	2%
Global ARPU	**$2.26**	**$2.24**	**0%**

56

Streaming ARPU Likely to Grow in Every Geography Paid Streaming ARPU by Geography 2019 to 2030E While we expect ARPU to increase in each region over time, global ARPU will remain unchanged due to faster growth in emerging markets Source: Paid streaming ARPU for 2019 calculated as paid streaming industry trade revenue per IFPI divided by average paid streaming subscribers per MIDiA. 2030E based on midpoint of Pershing Square estimates Note: China’s ARPU assumes royalty rates will normalize to be consistent with other markets We believe that ARPU will grow in every region, especially in China but negative mix shift will offset the benefit from price increases

2

Ad-Supported Streaming

(>20% of industry revenue)

Ad-Supported Streaming (>20% of industry revenue) 2

Ad-Supported Streaming Has a Huge User Base

Paid Streaming vs. Ad-Supported Users (1)

7x+
>2.8 billion
TENCENT MUSIC ENTERTAINMENT
365 million
Paid Premium Subscribers
Ad-Supported Monthly Active Users

58

Ad-Supported Streaming Has a Huge User Base Paid Streaming vs. Ad-Supported Users (1) Source: MIDiA, Public filings (1) YouTube’s monthly active user base is self-reported at ~2 billion, Spotify reports >200m+ ad-supported MAUs, Tencent reports >550mm monthly active users Addressable market includes any person with a smartphone and/or internet access The number of free or ad-supported streaming users is more than 7 times the level of paid streaming subscribers today 7x+

Ad-Supported Streaming Is Under-monetized Global Paid Streaming vs. Ad-Supported Revenue Per User (1) Paid streaming currently generates more than 22 times the level of revenue per user than ad-supported streaming, creating a massive opportunity to increase ad-supported streaming revenue per user over time 22x Source: MIDiA, IFPI, Public filings (1) YouTube’s monthly active user base is self-reported at ~2 billion, Spotify reports >200m+ ad-supported MAUs, Tencent reports >550m monthly active users

U.S. Radio Is an Enormous Unmonetized Market for Recorded Music (1) Nielsen (2) United States Copyright Office Share-shift from radio to streaming drives incremental monetization Terrestrial radio in the US operates under an exemption from performance rights for sound recordings(2); artists (and labels) do not monetize songs played on radio in the US, but there is political support for a change in regulation Mix-shift from terrestrial radio to streaming will convert unmonetized listeners into a compensated channel More listening hours will support greater advertising focus and spend, driving industry revenues Increasing adoption of connected cars and other smart devices will drive a continued increase in ad-supported and paid-streaming penetration rates Legislative change is possible U.S. terrestrial radio accounts for 44% of all U.S. music listening hours and generates more than $17bn(1) of annual ad revenue, but does not currently generate any revenue for the recording artist or the record label

Additional High-Growth Opportunities (Currently <10% of industry revenue) 3

Streaming Unlocks Additional High-Growth Opportunities

Social Media	Digital Fitness	Gaming

<u>Market Size ($bn)</u>

$87bn [(1)]

$17bn [(2)]

$151bn [(3)]

Source: (1) Magna Global (2) Statista (3) Mordor Intelligence

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Streaming Unlocks Additional High-Growth Opportunities Music is a foundational element of high-growth consumer platforms in social media, digital fitness and gaming Social Media Digital Fitness Gaming Music companies are expanding the addressable market for streaming by monetizing music across new formats and listening occasions Market Size ($bn) $151bn (3) $17bn (2) $87bn (1) Source: (1) Magna Global (2) Statista (3) Mordor Intelligence

Social Media and Music Have a Symbiotic Relationship Music is the foundation of user-generated content. Social media is in the early innings of monetizing music Key UMG Partners Music is foundational to social media 9 out of 10 social media users partake in music-related activities Music is the key to enabling user-generated content i.e., lip syncing, dance routines and reaction videos Social media provides a platform for further engagement, discovery and music monetization Provides artists an additional venue to engage directly with fans Serves both as a music and artist discovery tool Unlocks new ways of conducting commerce i.e., live streaming, direct artist payment and personalized artist stores

Music Is Enabling the Growth of Digital Fitness Digital fitness platforms utilize music to deliver a high-quality and integrated fitness experience Key UMG Partners Digital fitness companies are innovating their offerings around music Providing personalized and on-demand workout solutions with synchronized music Expanding workout libraries through themed, genre, era and artist-based workouts New platforms provide an additional platform for engagement and music monetization Improves athletic performance Allows instructors to control tempo, provide auditory signals, and encourage exertion Drives user enjoyment and platform stickiness

While music has always been a component of gaming, next-generation platforms are innovative in their use of music and in enabling additional monetization opportunities Gaming Provides an Additional Venue for Music Consumption Key UMG Partners Music has always been a natural complement to gaming, historically used as a tool for storytelling New platforms provide an additional platform for engagement and music monetization Serve as a digital venue for live concerts with global audiences Unlock new ways of conducting commerce, i.e., concerts, virtual reality experiences, streaming, skins, badges and tokens

Technological Innovation Is Unlocking Untapped Monetization Opportunities Technological innovation, including the advent of Non-Fungible Tokens (“NFTs”), is creating new opportunities for monetization NFTs have the potential to transform the music business and create a new incremental monetization vector for artists and labels (1) TechCrunch, “The future of collectibles is digital”; (2) RIAA Collectibles are a large opportunity Music is the ideal art form for utilizing NFTs The global collectibles market is worth an estimated $370bn,(1) and fans are continually seeking new ways to engage with their favorite musicians Musicians are the most popular celebrities with 6 out of the top 10 most followed accounts on Twitter, 5 out of the top 10 on Instagram and 7 out of the top 10 on Facebook (2) Multiple opportunities exist to monetize music including songs, digital album art, merchandise, ticketing, and experiences Music offers a rich catalog of intellectual property, and artists are constantly creating new content

Projected Streaming Market Growth

	'19-'30E CAGR		
	Low	**Mid**	**High**
Subscribers	12%	14%	16%
ARPU	1%	(0%)	(1%)
1 Paid Streaming Market Revenue	**13%**	**14%**	**15%**
2 Ad-Supported Streaming Revenue	13%	18%	22%
3 Additional High-Growth Opportunities Revenue	13%	21%	29%
Total Streaming Market Revenue	**13%**	**15%**	**17%**

67

Projected Streaming Market Growth If ad-supported streaming and additional high-growth opportunities’ revenues continue to grow at high rates, total streaming revenue can grow at a mid-to-high teens annual rate We believe the paid streaming market is likely to grow at a low-to-mid-teens annual rate over the next decade, with even higher growth through 2025, without any contribution from high-growth opportunities Source: 2019 to 2030E growth estimates based on Pershing Square estimates

We estimate that streaming will represent more than 90% of recorded music industry revenue by 2030, excluding any opportunities from NFTs and other new revenue-generating technological developments Streaming will represent an even greater proportion of industry profits due to its higher profit margin. As the business shifts from physical to streaming, the greater predictability, higher margins, and faster growth should lead to a substantially higher valuation for music companies Global Recorded Music Industry Revenue Breakdown (2019 vs. 2030E) Streaming to Generate Nearly All Recorded Music Revenue by 2030 Source: 2019 Global Recorded Music Industry Revenue per IFPI and 2030E Global Recorded Music Industry Revenue per Pershing Square Market estimates Streaming Streaming Digital and Physical Digital and Physical

UMG Is the Best Company in a Great Industry Industry leading position (#1 share) with irreplaceable must-have content Leading scale and recent investments position UMG to continue to outperform peers Iconic world-class management team Only uncontrolled pure-play music streaming content company Massive addressable market and strong customer value proposition support double-digit revenue growth Predictable, recurring revenue streams require almost no capital to grow at a high rate Significant fixed-cost expense base allows for long-term margin improvement Incumbents’ strong market position and the industry's competitive dynamics limit new entrants and customer power Music-as-a-Service is a Phenomenal Industry UMG Is the Best Company in the Industry

Valuation

UMG Deal Valuation Below Warner Music Group PSTH’s purchase price for UMG represents a discount to WMG’s trading multiple even though UMG is a vastly superior company Undisputed market-leader UMG represents significantly more of the top artists (10 out of top 10 global artists) World-class management team Iconic brand, IP and labels Scale (~2x revenue of WMG) Global reach & infrastructure Uncontrolled Independent board of directors EV / CY 2021E Operating Profit UMG Advantages Over WMG Operating Profit defined as EBIT, excluding one-time restructuring costs and amortization of acquired intangibles

UMG Has a Significant Scale Advantage vs. WMG CY 2020 Revenue (€mm) €7,432 €3,785 2.0x Recorded Music Market Share 32% 16% 2.0x Publishing Market Share 23% 11% 2.1x Geographic Markets Covered 180 71 2.5x Employees 9,183 5,500 1.7x # of Top 10 Artists Represented 10 out of 10 0 out of 10 +10 UMG is the undisputed market leader with twice the revenue base of WMG and a larger footprint in an industry where scale matters Delta Source: Music & Copyright, Company filings. WMG metrics presented in EUR for comparability assuming 1.20 EUR/USD

UMG Has Higher Organic Revenue Growth Than WMG

Organic Revenue Growth
2020 revenue growth negatively impacted by COVID-19
16%
12%
8%
4%
0%
10%
11%
10%
9%
14%
9%
5%
0%
10%
7%
2017
2018
2019
2020
UNIVERSAL
UNIVERSAL MUSIC GROUP
WARNER MUSIC GROUP

73

UMG Has Higher Organic Revenue Growth Than WMG Organic Revenue Growth 10% 7% Since 2016, UMG has grown revenues at 10% annually, which is approximately 300bps per annum faster than WMG. The gap has widened to more than 500bps in the last two years 2020 revenue growth negatively impacted by COVID-19 UMG organic growth per filings (excludes impact from FX and M&A) WMG growth adjusted to exclude impact from FX, M&A (EMP and Concert Promotion Business) and ASC 606

UMG Has Higher Operating Profit Growth Than WMG

Operating Profit Growth

30%
20%
10%
0%
(10%)
21%
(7%)
22%
25%
22%
11%
20%
16%
21%
11%
2017
2018
2019
2020
UNIVERSAL
UNIVERSAL MUSIC GROUP
WARNER MUSIC GROUP

74

UMG Has Higher Operating Profit Growth Than WMG UMG has consistently grown operating profits in excess of 20% annually, about twice the growth rate of WMG Operating Profit Growth 21% 11% Operating Profit defined as EBIT, excluding one-time restructuring costs and amortization of acquired intangibles

Despite Scale, UMG’s Operating Margins Are Similar to WMG Despite a significant scale advantage and consistent margin improvement over time, UMG’s margins are not meaningfully higher than WMG’s margins as UMG has invested in growth and building a global footprint CY 2020 Operating Profit Margin Operating Profit defined as EBIT, excluding one-time restructuring costs and amortization of acquired intangibles WMG metrics presented in EUR for comparability assuming 1.20 EUR/USD We believe UMG’s margins will expand meaningfully in the future as the company maintains a high level of revenue growth and leverages investments made in recent years 200bps

Business Comparison to Spotify and Netflix UMG has many structural advantages relative to Spotify while sharing many of the best attributes of Netflix Most Advantaged Position in Streaming Ecosystem Owns Irreplaceable Content Decade Plus Runway of Robust Subscriber Growth Pricing Power High Incremental Margin Capital Light Content Played More Than Once Content Retains Value With Time N/A

Valuation Comparison to Spotify and Netflix

EV / CY 2021E Operating Profit
22x
NM
39x
UNIVERSAL
UNIVERSAL MUSIC GROUP
Spotify
NETFLIX

***Gross Margin* (1)**	***47.3%***	***25.6%***	***38.9%***
***Operating Profit Margin* (1)**	***19.0%***	***(2.0%)***	***20.8%***

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Valuation Comparison to Spotify and Netflix PSTH’s purchase price multiple for UMG is about half the trading multiple of Netflix, which has lower gross margins and greater capital intensity Source: Wall Street Analyst Consensus; Operating Profit defined as EBIT, excluding one-time restructuring costs and amortization of acquired intangibles (1) Gross margins shown as CY 2020A and operating profit margins shown as 2021E due to analyst consensus availability EV / CY 2021E Operating Profit 19.0% Operating Profit Margin (1) (2.0%) 20.8% 47.3% 25.6% 38.9% Gross Margin (1)

Peer Trading Multiples Have Declined Recently

Share Price Performance – Since 12/31/2020

20%
10%
0%
(10%)
(20%)
(30%)
(40%)
Dec-20
Jan-21
Feb-21
Mar-21
Apr-21
May-21
Jun-21
(6%)
NETFLIX
(8%)
WARNER MUSIC GROUP
(19%)
Spotify

Source: Bloomberg

78

Peer Trading Multiples Have Declined Recently Source: Bloomberg Trading multiples for WMG, Spotify and Netflix have declined recently as their share prices have declined despite continued robust growth and rising consensus estimates Share Price Performance – Since 12/31/2020

UMG Valuation Framework UMG should be valued at a significant premium to WMG’s current trading multiple and closer to Netflix’s valuation We believe WMG’s current trading multiple significantly undervalues the business Streaming growth transforms the record label business into fast-growing, capital-light annuity that deserves a very high trading multiple Current trading multiple is well below recent highs UMG is a much better and faster growing business than WMG Scale benefits and strong execution should result in continued outperformance in revenue growth Opportunity for significant margin improvement over time UMG shares many of the best attributes of Netflix without some of its drawbacks, including its heavy capital intensity and the more ephemeral nature of most of its content

Illustrative Value of UMG Per PSTH Share

		Premium to WMG's Current Multiple				
	@ Cost	20%	25%	30%	35%	40%
UMG Value per PSTH Share	$13.91	$17.17	$17.91	$18.64	$19.38	$20.11
% Premium to $13.91 Cost		*23%*	*29%*	*34%*	*39%*	*45%*
% Implied Discount to Netflix		*(28%)*	*(25%)*	*(22%)*	*(19%)*	*(16%)*

Source: Wall Street research, company filings

80

Illustrative Value of UMG Per PSTH Share Source: Wall Street research, company filings Assuming a 20% to 40% premium to WMG’s current trading multiple, PSTH’s UMG distribution would be valued at $17 to $20 A 20% to 40% valuation premium to WMG’s current trading multiple implies a significant discount to Netflix’s current trading multiple even though UMG shares many of the company’s attractive attributes, without some of its negatives

UMG Total Enterprise Value (€ bn)

PSTH Deal Price
€ 34 (1)
Analyst
Date
Average
J.P.Morgan 6/16/21 € 50
Bank of America Merrill Lynch 5/26/21 € 47
Goldman Sachs 4/26/21 € 41
BARCLAYS 4/23/21 € 40
Morgan Stanley 4/22/21 € 40
BERNSTEIN 6/1/21 € 36
CREDIT SUISSE 5/13/21 € 36
SOCIETE GENERALE 3/4/21 € 35
UBS 4/22/21 € 35
Jefferies 3/30/21 € 33
citi 4/22/21 € 30
€ 39

Broker Premium / Discount to PSTH Deal Price		
Average	€ 39	13%
High	€ 50	47%
Low	€ 30	(12%)

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Source: Wall Street research; (1) Adjusted for comparability to analyst estimates UMG Total Enterprise Value (€ bn) The average analyst estimate of UMG’s enterprise value is €39bn, which is 13% above PSTH’s adjusted €34bn price. JP Morgan values UMG at €50bn, or 47% above PSTH’s acquisition cost PSTH’s Purchase Price for UMG Represents a Substantial Discount to Analyst Valuation Estimates (1)

Analyst	Date	Implied Value per PSTH Share
J.P.Morgan	6/16/21	$20.20
BERNSTEIN	6/1/21	$14.57
Bank of America Merrill Lynch	5/26/21	$18.96
CREDIT SUISSE	5/13/21	$14.20
Goldman Sachs	4/26/21	$16.38
BARCLAYS	4/23/21	$16.27
Morgan Stanley	4/22/21	$16.06
UBS	4/22/21	$14.00
citi	4/22/21	$11.92
Jefferies	3/30/21	$13.13
SOCIETE GENERALE	3/4/21	$14.16
Average		**$15.44**

Source: Wall Street research

82

Value of UMG Per PSTH Share Implied by Analyst Valuation Estimates Source: Wall Street research The average analyst valuation estimate implies a UMG value of $15.44 per PSTH share. The highest estimate implies a UMG value of $20.20 per PSTH share

Source: JPMorgan. Permission neither sought nor received. “…WMG …itself trades at a 20% discount to JPM’s [price target]. We would argue that UMG should trade on a 20%+ premium to WMG's fair value to reflect that UMG has greater scale, higher margins, a better track record, best-in-class management and superior corporate governance – UMG will have an independent board and one share class whereas WMG has two shares classes which gives the controlling shareholder 90% of the vote.” “Upgrade our UMG EV to €50bn: Following a much stronger than expected margin development in Q1, and longer term upgrades to our streaming forecasts to reflect subscription price rises, we have raised our longer-term UMG forecasts by c10% and our EV from €47bn to €50bn.” June 16, 2021 J.P.Morgan CAZENOVE Select Research Analyst Valuation Commentary

Select Research Analyst Valuation Commentary (Cont’d) Source: Bank of America and Morgan Stanley. Permission neither sought nor received. “We maintain our valuation for UMG on €48bn based on 23x 2022E EV/EBITDA, a 35% premium to WMG, justified by its larger scale and sounder balance sheet” June 7, 2021 “The biggest difference between [UMG and WMG] is scale – Universal generates 2x Warner's revenue and 2.2x its EBITDA. We think scale matters in the music industry, because it gives music rights owners leverage over artists and distribution platforms which could confer long term benefits for future royalty splits and distribution revenue share… Both Universal and Warner could be revalued higher: Taking a step back, we would also highlight that the music industry as a whole looks undervalued relative to streaming platforms… we argue that a revaluation of the music industry's aggregate value looks justified –and that, if this happens over the coming years, it could mean higher valuations for both Universal and Warner.” Feb. 17, 2021

Q&A

On or before September 27th, Vivendi will distribute 60% of UMG’s ordinary shares to its shareholders in a taxable, in-kind, share distribution. The shares will initially trade on Euronext Amsterdam At that time, UMG will have a newly constituted independent Board of Directors UMG’s new Board may elect, at its discretion, to pursue a U.S. dual listing which could be accomplished through either a direct listing on the NYSE (or Nasdaq), or via sponsored American Depositary Receipts (“ADRs”) There is no legal or regulatory restriction that would preclude a dual listing To the extent the Board made such a determination, a dual listing could be accomplished expeditiously (e.g., within weeks) of the new board’s seating in Q3 2021 We received many shareholder questions regarding UMG’s ability and/or intentions to list on a U.S. exchange Many PSTH Shareholder Questions Concerning a U.S. Dual Listing for UMG

Universal Music Group Q&A

Detailed Transaction Overview

We Set Out to Accomplish the Following PSTH Final Prospectus, July 21, 2020 (Emphasis added) Pershing Square Tontine Holdings, Ltd., a Delaware corporation, is a newly organized blank check company formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses, which we refer to throughout this prospectus as our initial business combination. We intend to pursue merger opportunities with private, large capitalization, high-quality, growth companies where our ownership in the merged company would generally represent a minority of shares outstanding at the time of the merger. We believe the price at which we can acquire a minority interest in a large, high-quality business is substantially lower than the price—which would generally include a substantial control premium—that would be required to acquire a controlling interest in the same company… We believe that our unique structure and our willingness to acquire a minority interest in a company will help facilitate the completion of a transaction on attractive terms.

We Were Willing to Accept a High Degree of Complexity for the Right Target Company PSTH Final Prospectus, July 21, 2020 We are willing to accept a high degree of situational, legal, and/or capital structure complexity in a business combination if we believe that the potential for reward justifies this additional complexity, particularly if these issues can be resolved in connection with and as a result of a combination with us.

During the course of our negotiations with Vivendi, we learned that they had various tax, legal, and other strategic considerations that: Precluded a “traditional” de-SPAC merger transaction Prevented Vivendi from selling more than 10% of UMG We determined that the opportunity to acquire such an extraordinary business outweighed the additional complexity, time, legal, and other costs that an alternative approach required While this transaction is not identical in form to a merger, in substance, it is what we intended to accomplish when we launched PSTH When the transaction is completed, our shareholders will directly own 10% of the common stock of an independent, publicly traded, large capitalization, extraordinary business with a superb management team Background on the Transaction

In the pages that follow we outline the transaction structure on a step-by-step, granular basis We have updated previously disclosed information to reflect: Estimated dilution from the Distributable Redeemable Warrant (“DR Warrant”) Exchange Offer Restructuring of Director Warrants A more precise estimate of UMG’s anticipated share count A more accurate (lower) estimate of transaction fees PSTH will respond to additional transaction structure questions with a frequently asked questions (FAQ) document that will be made available to all shareholders next week We Have Received Many Questions Regarding the Specific Details of the Transaction Structure

Pershing Square Tontine Holdings (“PSTH”) will purchase 10% of Universal Music Group (“UMG”) (184.8mm UMG shares(1)) from Vivendi for $4.0bn including estimated net transaction costs €33bn purchase price for UMG equity ($39.5bn using agreed fixed 1.20 FX rate) UMG to be publicly listed on Euronext Amsterdam in September 2021 UMG shares expected to be distributed to PSTH shareholders before year-end 2021 UMG will have no warrants or stock options issued or outstanding PSTH to continue to exist and seek another business combination (we refer to PSTH post the UMG transaction as “RemainCo” in this presentation) The Pershing Square Funds and PSTH Directors will exercise $1.6bn of Forward Purchase Agreements (“FPA”) prior to the closing of the UMG share acquisition in September 2021 RemainCo will have $1.6bn in cash and $1.4bn of an unexercised FPA (2) Pershing Square Funds will own 28.4% of RemainCo (2) RemainCo can immediately pursue a new business combination and can close a cash transaction as early as Labor Day, and a stock merger by October Summary Transaction Overview Per SPA, filed 6/23/2021 Assumes no redemptions

Key Transaction Steps

- **A** PSTH has amended Sponsor and Director Warrants
- **B** The Pershing Square Funds and PSTH Directors commit to exercise $1.606bn FPAs
- **C** PSTH to complete Share Redemption Tender Offer
- **D** PSTH to complete DR Warrant Exchange Offer
- **E** PSTH to distribute Distributable Redeemable Tontine Warrants ("Tontine Warrants") after Tender Offers
  - Exercise price adjusted for UMG share distribution
- **F** PSTH to acquire UMG shares
- **G** PSTH to contribute UMG shares to a Trust for the benefit of PSTH shareholders
- **H** PSTH to distribute UMG shares to PSTH shareholders

94

PSTH has amended Sponsor and Director Warrants The Pershing Square Funds and PSTH Directors commit to exercise $1.606bn FPAs PSTH to complete Share Redemption Tender Offer PSTH to complete DR Warrant Exchange Offer PSTH to distribute Distributable Redeemable Tontine Warrants (“Tontine Warrants”) after Tender Offers Exercise price adjusted for UMG share distribution PSTH to acquire UMG shares PSTH to contribute UMG shares to a Trust for the benefit of PSTH shareholders PSTH to distribute UMG shares to PSTH shareholders A Key Transaction Steps B C D E F G H

Summary Transaction Sources and Uses

Sources	$bn
PSTH Cash in Trust	$4.0
Forward Purchase Agreement Exercise	1.6
Total Sources	**$5.6**

Uses	$bn
UMG Equity Purchase (2)	$4.0
Cash Remaining at PSTH	1.6
Total Uses	**$5.6**

95

Assumes no redemptions Includes estimated transaction expenses and other costs of approximately of ~$85mm, net of PSTH cash not held in trust Summary Transaction Sources and Uses PSTH will fund $4.0bn, and the Pershing Square Funds and PSTH Directors will exercise $1.6bn of their FPAs to purchase $4.0bn of UMG stock from Vivendi, which will leave $1.6bn of cash at RemainCo (1)

What Will PSTH Shareholders Receive? SPARC Warrants to purchase SPARC shares at $20 per share Exercisable only after business combination announced $1bn – $5bn FPA Sponsor to purchase 10-year convertible preferred stock covering 4.95% of the fully diluted shares of the post-business-combination company at a conversion price of $24 (net settlement only) Continued ownership of RemainCo (Shares and Tontine Warrants) $1.6bn cash Provides indemnity to Vivendi $1.4bn FPA A pro-rata share of UMG, an independent publicly traded company No warrants outstanding 1 2 3 PSTH shareholders will receive publicly traded securities in three companies: UMG, PSTH, and SPARC 72% of total capital 28% of total capital Distributed by Pershing Square SPARC Holdings, Ltd. PSTH Cash Utilization

Business Combination Merger and target share distribution Stock purchase and distribution Dilutive Sponsor Shares ~20% of SPAC Shares for de minimis consideration None Dilutive Sponsor Warrants Strike Price ~15% premium to IPO price None at UMG Post-Combination Warrants Yes None at UMG Redemption Right Yes Yes Shareholder Vote Vote or Redemption Tender Redemption Tender Typical SPAC PSTH Transaction Transaction Structure Comparison In addition, PSTH shareholders will retain shares and Tontine Warrants in RemainCo, and will receive a SPARC Warrant for no consideration from Pershing Square SPARC Holdings, Ltd.

Cash $4.0bn cash in trust Shares 200mm common shares outstanding Redemption right equal to cash in trust of $20 per share NAV / Share $20 per share Warrants ~22.2mm (1/9th) DR Warrants ~44.4mm (2/9th) Tontine Warrants Sponsor (5.95%) and Director Warrants (0.26%) FPA $3bn FPA ($1bn committed plus $2bn optional) PSTH Today

Dilution 0.26% None Purchase Price ~$3mm N/A Underlying Shares 0.26% of fully diluted shares outstanding of combined business Amended 0.07% warrant applies to RemainCo only Strike Price $24.00 20% above RemainCo NAV Term 10 years from IBC 10 years from RemainCo IBC Sale Restriction 3 years from IBC 3 years from RemainCo IBC A 72% of the Director Warrants will be exchanged for PSTH common stock at the Warrants’ estimated fair market value determined by an independent third-party valuation firm. Directors will receive ~1.2mm shares of PSTH with a three-year lockup and retain Director Warrants on ~0.07% (28% of 0.26%) of the fully diluted shares in the RemainCo merger Treatment of Director Warrants Original Director Warrants Treatment in UMG Transaction

PSTH shareholders will not be diluted by the Sponsor Warrants in connection with the UMG transaction. The Pershing Square Funds may acquire additional economic exposure to UMG by acquiring Vivendi and/or UMG securities following the distribution of UMG Shares by Vivendi Dilution 5.95% None Purchase Price $65mm N/A Underlying Shares 5.95% of fully diluted shares outstanding of combined business No UMG shares Warrant applies to RemainCo only Strike Price $24.00 20% above RemainCo NAV Term 10 years from IBC 10 years from RemainCo IBC Sale Restriction 3 years from IBC 3 years from RemainCo IBC Original Sponsor Warrant Treatment in UMG Transaction Treatment of Sponsor Warrants Sponsor has waived its right to receive Sponsor Warrants in the UMG transaction. Sponsor will receive warrants only in RemainCo’s merger A

Current After FPA Exercised Cash $4.0bn $5.6bn Shares 200.0mm common shares outstanding ~280.3mm common shares outstanding Warrants ~66.7mm warrants ~22.2mm DR Warrants ~44.4mm Tontine Warrants ~93.4mm warrants ~31.1mm DR Warrants ~8.9mm additional DR Warrants from FPA exercise ~62.3mm Tontine Warrants ~17.8mm additional Tontine Warrants from FPA exercise B Pershing Square Funds will exercise $1.6bn, and PSTH Directors will exercise $6mm of their FPAs and receive ~80.3mm shares and ~26.8mm warrants – identical consideration to a PSTH IPO unit PS Funds and Directors to Exercise $1.6bn of FPAs The Pershing Square Funds will own the same units that PSTH investors purchased in the IPO creating perfect alignment. No fees. No promote. No warrants in UMG

PSTH Redemption Tender Offer to be launched in early July The Share Redemption Tender Offer will remain open for at least 20 business days Shareholders will have the option to tender shares for a price in cash equivalent to the $20 per-share, cash-in-trust Share Redemption Tender Offer is expected to close in August Tendering shareholders will receive $20 in cash and continue to own DR Warrants unless previously sold C Tendering shareholders will receive no other consideration in the transaction PSTH will provide shareholders the opportunity to tender their shares for $20 per share Share Redemption Tender Offer

C Share Redemption Tender Offer (Cont'd)

✓ **Non-tendering shareholders of record will:**

1. Maintain ownership of PSTH common shares ("RemainCo")
2. Maintain ownership of DR Warrants, unless previously sold, which can be exchanged in Warrant Exchange Offer
3. Receive Tontine Warrants
4. Receive 1 SPARC Warrant per PSTH share from Pershing Square SPARC Holdings, Ltd.

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C Non-tendering shareholders of record will: Maintain ownership of PSTH common shares (“RemainCo”) Maintain ownership of DR Warrants, unless previously sold, which can be exchanged in Warrant Exchange Offer Receive Tontine Warrants Receive 1 SPARC Warrant per PSTH share from Pershing Square SPARC Holdings, Ltd. 1 2 3 4 No action is needed by PSTH shareholders in order to receive all of the above PSTH shareholders who wish to receive UMG shares, retain RemainCo shares, and receive SPARC Warrants should continue to hold their PSTH shares Share Redemption Tender Offer (Cont’d)

PSTH to offer to exchange the ~31.1mm DR Warrants for PSTH shares following the closing of the Share Redemption Tender Offer Warrant exchange ratio will be based on the Redemption Table set forth in PSTH’s IPO Prospectus (1) 10-day VWAP prior to the launch of the Warrant Exchange Offer used to set Fair Market Value. Expiration equal to 60 months Exchange ratio equal to minimum of 0.2375 to maximum of 0.3611 PSTH shares per warrant Assuming 100% participation in the exchange offer and a $24.00 Fair Market Value, PSTH shares outstanding would increase by ~8.7mm shares (+3%): Unexchanged warrants will remain outstanding at RemainCo with the strike price adjusted downward by the fair market value of the UMG distribution Total Outstanding Warrants (Incl. FPA Warrants) Shares per Warrant Illustrative Example Using $24.00 Fair Market Value Additional PSTH Shares Issued in Exchange for Warrants ~31.1mm 0.2778 ~8.7mm (1) See page 166 of PSTH prospectus dated July 21, 2020 (next slide) D PSTH is conducting an exchange offer for the DR Warrants to provide warrantholders the opportunity to participate in the UMG transaction Treatment of DR Warrants Illustrative Example at $24.00 PSTH VWAP:

D Treatment of DR Warrants (Cont'd)

Redemption Date (Period to Expiration of Warrants)	Fair Market Value of Shares of Class A Common Stock ≤ $20.00	$22.00	$24.00	$26.00	$28.00	$30.00	$32.00	$34.00	≥ $36.00
60 months	**0.2375**	**0.2586**	**0.2778**	**0.2952**	**0.3111**	**0.3254**	**0.3385**	**0.3503**	**0.3611**
57 months	0.2334	0.2552	0.2750	0.2930	0.3093	0.3242	0.3377	0.3500	0.3611
54 months	0.2291	0.2515	0.2719	0.2905	0.3075	0.3229	0.3369	0.3496	0.3611
51 months	0.2245	0.2475	0.2686	0.2879	0.3054	0.3214	0.3359	0.3491	0.3611
48 months	0.2195	0.2433	0.2651	0.2850	0.3032	0.3198	0.3349	0.3486	0.3611
45 months	0.2142	0.2386	0.2612	0.2819	0.3008	0.3181	0.3338	0.3481	0.3611
42 months	0.2083	0.2336	0.2569	0.2785	0.2982	0.3162	0.3326	0.3475	0.3611
39 months	0.2020	0.2280	0.2523	0.2747	0.2953	0.3141	0.3313	0.3469	0.3611
36 months	0.1950	0.2220	0.2472	0.2705	0.2920	0.3118	0.3298	0.3462	0.3611
33 months	0.1874	0.2153	0.2415	0.2659	0.2884	0.3092	0.3281	0.3454	0.3611
30 months	0.1791	0.2078	0.2351	0.2606	0.2844	0.3062	0.3263	0.3445	0.3611
27 months	0.1698	0.1995	0.2279	0.2547	0.2798	0.3029	0.3241	0.3435	0.3611
24 months	0.1594	0.1901	0.2198	0.2480	0.2745	0.2990	0.3217	0.3423	0.3611
21 months	0.1478	0.1795	0.2105	0.2402	0.2684	0.2946	0.3188	0.3409	0.3611
18 months	0.1347	0.1673	0.1997	0.2312	0.2612	0.2893	0.3154	0.3393	0.3611
15 months	0.1198	0.1531	0.1870	0.2204	0.2526	0.2830	0.3113	0.3374	0.3611
12 months	0.1026	0.1365	0.1719	0.2074	0.2421	0.2752	0.3063	0.3349	0.3611
9 months	0.0828	0.1167	0.1535	0.1914	0.2292	0.2656	0.3000	0.3319	0.3611
6 months	0.0592	0.0923	0.1305	0.1713	0.2129	0.2536	0.2922	0.3282	0.3611
3 months	0.0302	0.0601	0.0997	0.1453	0.1929	0.2397	0.2837	0.3242	0.3611
0 month	-	-	0.0417	0.1154	0.1786	0.2333	0.2813	0.3235	0.3611

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D Source: Page 166 of PSTH prospectus dated July 21, 2020 Illustratively assuming a $24.00 share price yields an exchange ratio of 0.2778 Treatment of DR Warrants (Cont’d)

D Treatment of DR Warrants (Cont'd)

Illustrative Example

DR Warrants		*Shares per Warrant Illustrative Example Using $24.00 Fair Market Value*		*PSTH Shares*
100	×	0.2778	=	27 Shares
				+ Fractional cash (1)

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100 DR Warrants 0.2778 27 Shares PSTH Shares D Illustrative Example Treatment of DR Warrants (Cont’d) Shares per Warrant Illustrative Example Using $24.00 Fair Market Value + Fractional cash (1) A warrantholder that owns 100 warrants will receive 27 PSTH shares if they participate in the exchange offer: In this example, DR warrantholder receives 27 shares with its fractional warrant exchanged for $18.72 in cash

Tontine Warrants will be distributed to non-tendering PSTH shareholders of record following Share Redemption Tender Offer, and remain outstanding at RemainCo Following distribution of the UMG shares, the Tontine Warrant exercise price will be adjusted downward (but not below zero) by the fair market value of the UMG distribution Illustrative Adjustment to Tontine Warrant Exercise Price (1) The exercise price of the Tontine Warrants will be adjusted according to the terms of the Warrant Agreement $23.00 (1) As defined by the Warrant Agreement, per Section 4.1.2 Extraordinary Dividends on page 10 Treatment of Tontine Warrants Because the right to receive the Tontine Warrants is currently attached to PSTH shares, the allocation of value between the Tontine Warrants and PSTH shares will not impact the value recognized by current PSTH shareholders E

PSTH's Pro Forma Fully Diluted Share Count

	Estimated PF Share Count
PSTH Current Share Count	200.0 mm
A (+) Treatment of Director Warrants	1.2 mm
A (+) Treatment of Sponsor Warrants	0.0 mm
B (+) PS Funds and Directors Exercise $1.606bn of FPA	80.3 mm
C (–) Share Redemption Tender Offer	0.0 mm
D (+) DR Warrants Exchange Offer	8.7 mm
Pro Forma Estimated PSTH Fully Diluted Share Count	290.1 mm

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PSTH Current Share Count 200.0 mm (+) Treatment of Director Warrants 1.2 mm (+) Treatment of Sponsor Warrants 0.0 mm (+) PS Funds and Directors Exercise $1.606bn of FPA 80.3 mm (-) Share Redemption Tender Offer 0.0 mm (+) DR Warrants Exchange Offer 8.7 mm Pro Forma Estimated PSTH Fully Diluted Share Count 290.1 mm Estimated PF Share Count PSTH’s Pro Forma Fully Diluted Share Count C A A D B Note: Assumes no redemptions and assumes $24.00 FMV for Warrant Exchange Offer. Tontine Warrants remain outstanding

PSTH to contribute shares into Trust for PSTH shareholders PSTH to acquire 184.8m UMG shares for $4.0bn (€3.3bn) $23.00 UMG Share Acquisition and Trust Contribution F G 1,847.9mm UMG Shares Purchased by PSTH (1) 10% 184.8mm Per SPA, filed 6/23/2021 On or shortly after the closing of the UMG transaction, the acquired UMG shares will be placed into a Trust Beneficial interests in the Trust will be owned pro rata by PSTH shareholders as of the Distribution Record Date PSTH’s Ownership UMG’s Projected Share Count (1) The trust contribution will allow RemainCo to immediately pursue a new business combination

Pro-Rata Distribution of UMG Shares

Illustrative Example

UMG Shares Purchased by PSTH [(1)]		*Estimated Pro Forma PSTH Shares Outstanding*		*Number of UMG Shares Per Share of PSTH*
184.8mm	÷	290.1mm	=	0.637

(1) Per SPA, filed 6/23/2021

110

184.8mm UMG Shares Purchased by PSTH (1) 290.1mm Estimated Pro Forma PSTH Shares Outstanding 0.637 Number of UMG Shares Per Share of PSTH Total PSTH shares at closing will depend on the results of the Share Redemption Tender Offer and Warrant Exchange Offer The number of UMG shares to be distributed to PSTH shareholders will be equal to 10% of total UMG shares outstanding at time of distribution Pro-Rata Distribution of UMG Shares Illustrative Example Per SPA, filed 6/23/2021 F

What Will I Receive If I Own 900 PSTH Shares? Distribution of UMG Shares 900 shares x 0.637 = 573 UMG shares (1) Ongoing Interest in RemainCo 900 shares 200 Tontine Warrants (Strike-Price Adjusted) Transferable SPARC Warrants 900 SPARC Warrants to acquire 900 shares at $20 per share PSTH Shareholder 900 shares 200 Tontine Warrants Assumes any fractional share cancelled for cash 1 2 3

Distribution of UMG Shares 27 shares x 0.637 = ~17 UMG shares (1) Ongoing Interest in RemainCo 27 shares Transferable SPARC Warrants 27 SPARC Warrants to acquire 27 shares at $20 per share Post Warrant Exchange 27 PSTH shares PSTH Warrantholder 100 DR Warrants What Will I Receive If I Own 100 PSTH DR Warrants? 1 2 3 Assuming a $24.00 Fair Market Value, warrantholders would be able to exchange each DR Warrant for 0.2778 PSTH shares Assumes any fractional share cancelled for cash

What Will PSTH Shareholders Receive? PSTH shareholders will receive publicly traded securities in three companies: UMG, PSTH, and SPARC 1 2 3 SPARC Warrants to purchase SPARC shares at $20 per share Continued ownership of RemainCo (Shares and Tontine Warrants) A pro-rata share of UMG, an independent publicly traded company

$13.91 cost basis per PSTH share for equity interest in UMG JPMorgan’s June 16th, 2021 research note implies a UMG equity value of $20.20 per PSTH share (1) Equity of UMG represents an interest in: €32bn for UMG’s operating business €2bn Net debt: €1bn of cash, €3bn of debt and pension liabilities Transaction values investments in Spotify, TME, Vevo and Deezer at €1bn (2) Analyst value these investments at €2bn to €4bn We believe our purchase of 10% of UMG’s ordinary shares represents a significant discount to their underlying value 1 Per J.P. Morgan research as of 6/16/21. Implied Per share equity value based on J.P. enterprise value of €50bn, adjusted for estimated transaction net debt and assigned transaction value of equity investments 6.5mm shares of Spotify (~3.4% ownership), 12.2mm ADS of TME (~0.7% ownership), 49.9% ownership of Vevo, and nominal ownership in Deezer UMG Overview PSTH’s deal values UMG’s operating business at €32bn and equity investments at €1bn

1

UMG Summary Purchase Price Per PSTH Share

UMG Value per PSTH Share	
Total Equity Value at PSTH Cost	**€ 32.9**
(×) PSTH Ownership (10%)	10%
Total Equity Value x 10% Ownership	**€ 3.3**
(×) Agreed Fixed 1.20 FX Rate	1.20x
Subtotal Purchase Price (USD)	**$3.9**
(+) Estimated Net Transaction Fees	0.1
Total Purchase Price	**$4.0**
(÷) Fully Diluted PSTH Share Count	290.1
Purchase Price Per Fully Diluted PSTH Share	**$13.91**

115

UMG Summary Purchase Price Per PSTH Share 1 €33bn for UMG’s operating business and investments equates to a cost basis of $13.91 per PSTH share

1

UMG's Share Capital

PSTH's Equity Purchase Price at Cost		*UMG's Projected Share Count* (1)		*UMG Share Price at PSTH cost*
€32.9bn	÷	1,847.9mm	=	€17.81
$39.5bn (USD)				$21.37 (USD)

(1) Per SPA, filed 6/23/2021

116

UMG’s Share Capital 1 Per SPA, filed 6/23/2021 PSTH’s purchase price implies €17.81 per share for UMG’s ordinary shares JPMorgan’s valuation implies a 45% per share premium to PSTH’s cost PSTH’s Equity Purchase Price at Cost UMG Share Price at PSTH cost €32.9bn €17.81 1,847.9mm UMG’s Projected Share Count (1) $21.37 (USD) $39.5bn (USD)

Assumes no redemptions Per Vivendi press release dated May 18, 2021 On or before September 27th, Vivendi will distribute 60% of UMG’s ordinary shares to its shareholders in a taxable, in-kind, share distribution. The shares will initially trade on Euronext Amsterdam Post distribution by Vivendi and PSTH, UMG will be an independent company, owned by: Vivendi public shareholders: ~42% Tencent Music Entertainment consortium: 20% Bolloré Group: ~18% Vivendi: 10% Pershing Square Funds: ~3% (1) Other PSTH shareholders: ~7% (1) The principle of “one share, one vote” will be fully observed as no preferred shares nor any other multiple voting rights will be exercised (2) UMG will have a board of directors comprised primarily of non-executive members, a majority of whom will be independent, consistent with the best policies and standards, treating all shareholders on an equal basis (2) UMG will be one of the largest companies on the Euronext Amsterdam exchange. We expect it will become a member of several major global indices including the MSCI World Index, Euro STOXX 50 Index, and FTSE 100 Euro Index Overview of UMG Ownership and Governance 1

What Will PSTH Shareholders Receive? PSTH shareholders will receive publicly traded securities in three companies: UMG, PSTH, and SPARC 2 Continued ownership of RemainCo (Shares and Tontine Warrants) 3 SPARC Warrants to purchase SPARC shares at $20 per share 1 A pro-rata share of UMG, an independent publicly traded company

On or shortly after the closing of the UMG transaction, the acquired UMG shares will be placed into a Trust Beneficial interests in the Trust will be owned pro rata by PSTH shareholders as of the Distribution Record Date The Distribution Record Date will be after the closing of the Warrant Exchange Offer (likely in August or early September) and will be before UMG’s public listing on Euronext on or before September 27th PSTH shareholder’s interests in the Trust will not trade publicly or be transferable PSTH share price is likely to decline by the fair-market value of the UMG shares after the Distribution Record Date Holders of Trust interests will receive their UMG shares once they are registered with the SEC by year-end 2021 No action is required by PSTH shareholders to receive the Trust interests PSTH intends to create a share trust (the “Trust”) to position RemainCo to complete a transaction as expeditiously as possible PSTH will provide further details on the Trust structure in a subsequent FAQ and the Redemption TO document Contemplated UMG Share Trust Structure 2

$1.6bn in cash plus $1.4bn additional FPA from the Pershing Square Funds Will be the largest publicly traded acquisition company Will pursue a business combination with an operating business, which will not be a share purchase of a minority position Pershing Square Funds will own 28.4% before the exercise of any Additional FPA Will continue to have outstanding warrants, including the 2/9th Tontine Warrants, 5.95% Sponsor Warrants, and ~0.07% Director Warrants, all with adjusted strike prices Will indemnify Vivendi with respect to U.S. securities laws in connection with the PSTH tender offers and the initial distribution of UMG shares to PSTH stockholders We do not believe Vivendi will have any liability in connection with the transaction RemainCo to pursue merger or majority share acquisition of operating business immediately 2 Overview of RemainCo

2 Pro Forma RemainCo Summary Capital Structure Cash ~$1.6bn cash Shares 290.1mm pro forma fully diluted shares outstanding To be reduced to 72.5mm following a 1-for-4 reserve stock split NAV / Share $5.42 per share Will become $21.67 per-share following a 1-for-4 reserve stock split Warrants Assuming all DR Warrants are exchanged for PSTH shares, no DR Warrants will remain outstanding ~62.2mm (2/9th) Tontine Warrants Sponsor (5.95%) and Director Warrants (0.07%) Sponsor and Director warrant strike price to be 120% of NAV at the time of RemainCo’s merger Tontine Warrants’ strike price adjusted downward by the fair market value of the UMG distribution FPA $1.4bn additional FPA from the Pershing Square Funds

RemainCo Is a Highly Attractive Merger Partner 2 While RemainCo will be the largest acquisition company, its size ($1.6bn) allows for many opportunities Flexibility to scale up to $3.0bn based on full exercise of $1.4bn FPA allows for larger deals RemainCo has high deal certainty No redemption risk We can deliver majority shareholder vote No PIPE required HSR early termination as PSTH is a cash shell Minimal frictional costs No dilution from founder shares No underwriting fees Continuing board of PSTH Potential changes to capital gains taxes and estate taxes are catalyzing many private owners to sell their businesses or take them public. RemainCo is actively pursuing multiple opportunities

RemainCo Is Ready to Transact 2 Become a public company Raise $1.6bn to $3.0bn, or more, of capital Partner with a world-class group of shareholders Gain certainty regarding transaction timing, cash at closing, and shareholder base Simple, predictable, free-cash-flow-generative Formidable barriers to entry Limited exposure to extrinsic factors that we cannot control Minimal capital markets dependency Exceptional management & governance Attractive valuation If your business is looking to achieve the following objectives: And the business meets the following criteria: Please call Bill Ackman at (212) 813-3700

PSTH shareholders will receive publicly traded securities in three companies: UMG, PSTH, and SPARC 1 3 SPARC Warrants to purchase SPARC shares at $20 per share Continued ownership of RemainCo (Shares and Tontine Warrants) A pro-rata share of UMG, an independent publicly traded company 2 What Will PSTH Shareholders Receive?

Is an “opt-in” SPAC which will seek a merger with a private operating company SPARC structure eliminates shareholder opportunity cost of capital and time pressure associated with typical two-year SPAC commitment period SPARC common stock will become publicly traded only after: (1) a business combination partner has been identified, (2) a definitive agreement has been fully executed, and (3) a registration statement has been declared effective and (4) the SPARC Warrants have been exercised PSTH shareholders will receive 10-year SPARC Warrants to purchase SPARC shares once a target is found – warrant exercise to raise up to ~$5.8bn Affiliates of SPARC Sponsor will enter into an FPA with SPARC to invest $1bn – $5bn, subject to increase with SPARC’s board consent No underwriting fees No shareholder or other warrants outstanding Sponsor to fund working capital by purchasing 10-year convertible preferred stock covering 4.95% of the fully diluted shares of the post-business-combination company at a conversion price of $24 (net settlement only) Overview of Pershing Square SPARC Holdings SPARC terms remain subject to SEC review of confidential filing to occur shortly (1) (1) The SPARC Warrant distribution remains subject to SEC and stock exchange review, and will take place only once a registration statement has been declared effective by the SEC under the Securities Act of 1933. No assurance can be given that SPARC will be ultimately effectuated on the above outlined terms or at all. 3

SPARC Resolves Remaining SPAC Issues 3 Funding is delayed until we have identified a target, conducted due diligence, and received necessary shareholder approvals SPARC Warrant structure allows for opportunistic deployment Rewards loyal PSTH shareholders with the right to invest in our next target Opportunity cost of committing capital while a SPAC searches for a business combination target for as much as three years Pressure to complete a deal within a defined time period (i.e., a “shot clock”) While PSTH addressed many issues of legacy SPACs – including achieving sponsor alignment with investors – certain issues remained Pershing Square SPARC Holdings solves these issues

High-Quality IPO Candidates Corporate Carve-Outs Mature Unicorns Family-owned Companies Private Equity or Distressed Companies Universe of Targets We expect to find high-quality targets that meet our criteria in five principal market segments IPO 3

Illustrative Summary Timeline

(Estimated Dates, Subject to Change)

June 2021
July 2021
August 2021
Sep 2021
October 2021
Nov 2021
Dec 2021
V
UMG Spin-off
Vivendi Annual General Meeting (June 22)
UMG Listed on Euronext Amsterdam and 60% distribution to Vivendi Shareholders (On or before Sep 27)
PSTH / SPARC
Transaction Announcement
Transaction Announcement (June 20)
Share Redemption Tender Offer
If extended
Warrant Exchange Offer
If extended
Distribution of Tontine Warrants
Distribution of Tontine Warrants (1-Day Following Record Date)
Distribution of SPARC Warrants
Distribution of SPARC Warrants (1-Day Following Record Date)
Closing of UMG Share Purchase Transaction
Closing of UMG Share Purchase Transaction and Contribution to Trust (Late Aug to Early Sep)
Distribution of UMG Shares to PSTH Shareholders
Distribution of 10% of UMG Shares to PSTH Shareholders
PSCM
Exercise of FPA
FPAs Exercised (Late Aug to Early Sep)
Offer Launch
Offer Close
Record Date
Key Event

128

Illustrative Summary Timeline (Estimated Dates, Subject to Change) Offer Launch Offer Close Record Date Key Event FPAs Exercised (Late Aug to Early Sep) Distribution of 10% of UMG Shares to PSTH Shareholders Distribution of SPARC Warrants (1-Day Following Record Date) Distribution of Tontine Warrants (1-Day Following Record Date) Transaction Announcement (June 20) Vivendi Annual General Meeting (June 22) UMG Listed on Euronext Amsterdam and 60% distribution to Vivendi Shareholders (On or before Sep 27) Closing of UMG Share Purchase Transaction and Contribution to Trust (Late Aug to Early Sep) If extended If extended

Disclaimer Important Additional Information This presentation does not constitute an offer to sell or buy or the solicitation of an offer to buy or sell any securities. The proposed transactions described in this presentation have not yet commenced, may proceed on materially different terms and may not occur at all. This presentation is for informational purposes only. This presentation is not a recommendation to buy, sell or exchange any securities, and it is neither an offer to purchase nor a solicitation of an offer to sell securities. The Redemption Tender Offer and the Warrant Exchange Offer (together, the “Offers”) will only be made pursuant to offers to purchase or exchange, letters of transmittal and related materials that will be filed with the applicable Schedule TO on the commencement date of each Offer. PSTH shareholders and warrant holders should read those materials carefully because they will contain important information, including the various terms of, and conditions to, the Offers. PSTH shareholders and warrant holders will be able to obtain free copies of those materials as well as the other documents that PSTH and SPARC will be filing with the SEC, which will contain important information about PSTH, SPARC, the Offers and the proposed Transactions, at the SEC’s website at www.sec.gov. Forward-Looking Statements and Certain Risk Factors This presentation contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transactions, including statements regarding the benefits of the transactions and the anticipated timing of the proposed transactions, the services offered by UMG and the markets in which it operates. These forward-looking statements generally are identified by the words "believe," "project," "expect," "anticipate," "estimate," "intend," "strategy," "future," "opportunity," "plan," "may," "should," "will," "would," "will be," "will continue," "will likely result," and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this presentation, including but not limited to: (i) the risk that the proposed transactions may not be completed in a timely manner or at all, or may be completed on terms materially different from those described herein, which may adversely affect the price of PSTH’s securities, (ii) the risk that the proposed transactions may not be completed by PSTH’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by PSTH, (iii) the failure to satisfy the conditions to the consummation of any aspect of the proposed transactions, (iv) the lack of a third party valuation in determining whether or not to pursue the proposed transactions, (v) the occurrence of any event, change or other circumstance that could give rise to the proposed transactions not occurring, (vi) the effect of the announcement or pendency of the proposed transactions on UMG’s business relationships, performance, and business generally, (vii) the outcome of any legal proceedings that may be instituted against PSTH, SPARC, Vivendi, UMG or their respective directors or officers related announcement of the proposed transactions, (viii) the amount of the costs, fees, expenses and other charges related to the proposed transactions, (ix) the ability to maintain the listing of PSTH’s securities on NYSE or list on Nasdaq, (x) the price of PSTH’s securities may be volatile due to a variety of factors which may also include changes in UMG’s business and operations and in performance across its competitors, changes in laws and regulations affecting UMG’s business and changes in its capital structure as a result of the proposed transactions and its contemplated public listing, (xi) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transactions, and identify and realize additional opportunities, (xii) the amount of PSTH shares redeemed by PSTH’s public shareholders in the Redemption Tender Offer or the number of warrants exchanged and PSTH shares issued in the Warrant Exchange Offer, (xiii) possible variances between the historical financial information UMG presents and its future financial statements, when they become available, (xiv) potential material differences between the terms of SPARC described herein and those ultimately offered to investors or the SEC failing to declare the registration statement in respect of SPARC’s securities effective or the NYSE or Nasdaq listing the securities or either the SEC or the applicable stock exchange imposing conditions that would prevent SPARC from operating in the manner intended and (xv) the impact of the global COVID-19 pandemic on any of the foregoing. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the registration statements for the distribution of the UMG shares and the SPARC rights offering that will be filed with the SEC in respect of the proposed transactions. Those filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and PSTH assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. PSTH does not give any assurance that PSTH will achieve its expectations or that the proposed transactions will occur at all. The inclusion of any statement in this presentation does not constitute an admission by PSTH or any other person that the events or circumstances described in such statement are material. All statements in this presentation attributable to IFPI represent Pershing Square’s interpretation of data, research opinion or viewpoints published as part of the IFPI Global Music Report in May 2020, and have not been reviewed by IFPI. Each IFPI publication speaks as of its original publication date (and not as of the date of this presentation).